As filed with the Securities and Exchange Commission on January 13, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

AVG Technologies N.V.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

The Netherlands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

+31-20-5226210

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

AVG Technologies USA, Inc.

1 Executive Drive, 3rd Floor

Chelmsford, MA 01824, USA

(978) 319-4460

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Bruce Dallas, Esq. John Meade, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	Aaron Alter, Esq. Tony Jeffries, Esq. Steven Bernard, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary shares, nominal value €0.01 per share	$125,000,000.00	$14,325.00

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling shareholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued January 13, 2012

                 Shares

ORDINARY SHARES

AVG Technologies N.V. is offering                  ordinary shares and the selling shareholders named in this prospectus are offering                  ordinary shares. We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders. This is our initial public offering and no public market exists for our ordinary shares. We anticipate that the initial public offering price will be between $         and $         per ordinary share.

We have applied for a listing of our ordinary shares on the New York Stock Exchange under the symbol “AVG.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 13.

PRICE $                 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us	Proceeds to Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters may also purchase up to                  ordinary shares from the selling shareholders within 30 days to cover over-allotments, if any. See “Underwriting.”

The U.S. Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on                     , 2012.

MORGAN STANLEY	J.P. MORGAN	GOLDMAN, SACHS & CO.

ALLEN & COMPANY LLC

COWEN AND COMPANY	JMP SECURITIES

                    , 2012.

Bringing peace of mind

to our connected world.

More than 106 million users

Over 185 countries

We Protect Us TM

AVG

AVG'S UNIQUE MODEL

AVG ADVANTAGE

- High brand awareness
- Web-centric distribution
- Low cost base
- Monetizing user base

- More than 106 million users
- Secure search
- Partnerships
- 8+ products to monetize today

- Award-winning, innovative products
- No. 1 most downloaded software on CNET's download.com

- $69 billion opportunity in AVG's markets[1]
- 4 billion devices projected by 2014[2]

THE AVG PLATFORM
FREEMIUM MODEL
AWARD-WINNING TECHNOLOGY AND PRODUCTS
LARGE MARKET OPPORTUNITY

Sources:

[1] By 2014, IDC reports dated November 2011 for endpoint security market, June 2011 for identity and access management market, and August 2011 for online search market.

[2] IDC, August 2011.

*A trademark of Ziff Davis, Inc. Used under license. Reprinted with permission. © 2011 Ziff Davis, Inc. All Rights Reserved.

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling shareholders are offering to sell and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “AVG” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AVG Technologies N.V. and its subsidiaries, or if before November 25, 2011, to our predecessor company and former wholly owned subsidiary AVG Technologies N.V. and its subsidiaries. See “Description of Share Capital—Historical Development of the Issuer, AVG Technologies N.V.” and “Description of Share Capital—Historical Development of Our Predecessor Company, AVG Technologies N.V.” AVG®, LinkScanner®, TuneUp and our logo are our key brands, and are variously registered in several jurisdictions. This prospectus contains references to these and others of our marks and those of other entities and these references may omit the ® or ™ symbols solely for convenience. Such references are not intended, however, to imply that we will not enforce our rights in any of our marks to the fullest extent permitted by law. All references to the “selling shareholders” refer to the selling shareholders as set forth in the section of this prospectus titled “Principal and Selling Shareholders.”

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ordinary shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our ordinary shares.

OUR BUSINESS

Our Mission

Our mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. Our powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing our solutions, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support.

Our Business

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile security software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to grow our user base to approximately 106 million active users as of September 30, 2011.

We believe that our community of approximately 106 million active users is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through online services represents a significant market opportunity for us.

Our product portfolio targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software. While a significant majority of our active users have been users of our free products and online services, we also offer products with premium functionality and enhanced customer support when customers purchase an annual or multi-year subscription. As of September 30, 2011, we had approximately 15 million subscription users. In addition, our online services, accessed primarily through our browser toolbar, provide dynamic secure search capabilities through agreements with leading Internet search providers. We have been successful in growing our product portfolio over time through internal development and select acquisitions. For instance, in 2011, we launched AVG Mobilation for Android-based mobile phones, AVG LiveKive, a cloud-based storage, sync and share solution and MultiMi, an innovative solution to streamline the various ways our users engage in online communication. In addition, we acquired TuneUp Software GmbH, or TuneUp, a leading provider of PC optimization software, in August 2011 to improve our existing optimization offering.

We distribute our products primarily online, which allows us to generate high-margin revenue from direct distribution of our premium products and search agreements with third-party search providers. We also have a global network of resellers and distributors, including CNET, Ingram Micro and Wal-Mart. In 2010 and for the nine months ended September 30, 2011, 69.4% and 74.2%, respectively, of our revenue was generated online, with the remainder generated through resellers and distributors. AVG Antivirus Free Edition has been downloaded more times than any other software on CNET’s Download.com website.

Our revenue has grown from $113.8 million in 2008 to $217.2 million in 2010, representing a compound annual growth rate, or CAGR, of 38.1%. During this same period, our adjusted net income grew from $33.1 million to $67.2 million, representing a CAGR of 42.5%, and our free cash flow grew from $60.3 million to $76.2 million, representing a CAGR of 12.4%. For the nine months ended September 30, 2011, we generated revenue of $198.1 million, adjusted net income of $104.8 million and free cash flow of $66.2 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” below for discussions of adjusted net income and free cash flow as measures outside generally accepted accounting principles in the United States, or U.S. GAAP, and reconciliations of these measures to net income and net cash provided by operating activities, respectively. Other than the initial start-up capital provided by our founder, we have not raised equity financing for our operations. Our net cash provided by operations has been sufficient to fund our growth to date. As of September 30, 2011, our total shareholders’ deficit was $321.0 million, or $130.9 million as adjusted to give effect to conversion of our preferred shares upon the closing of this offering, with the shareholders’ deficit being principally a result of the aggregate of $557.5 million in dividends and distributions in excess of capital paid since January 1, 2008.

Our Opportunity

The Internet has transformed how information is created, accessed and shared. New platforms for finding information, communicating and collaborating have emerged. These platforms, including Internet search engines, social networks and cloud computing, have fundamentally changed the way people communicate, obtain information and engage with each other, in addition to increasing the time users spend online. Consumers and businesses today rely on the Internet as an integral component of their daily lives. However, the accelerating growth in online activity has attracted the attention of hackers and other nefarious groups, fueling online security attacks that are increasingly severe, frequent and sophisticated. Today’s online threats are increasingly driven by criminal enterprises targeting personal and corporate information to drive monetary gain.

Furthermore, while users have continued to embrace the Internet and its expanding utility, they are encountering a significantly more complex Internet experience. The growth of Internet services has increased user concern about the level of trust they place in their online engagements. The Internet has continued to see a massive increase in the amount of data available and the diversity of online destinations, creating challenges for users who are trying to better use information and resources to improve their lives. In addition, users who were previously connected online with just their desktop computers are now connecting, often up to 24 hours a day, through their smartphones, tablet devices and other Internet-enabled devices. As a result, users must now manage their data across a wide array of connected devices.

Users today must also navigate through an ever-increasing number of browsers, plug-ins, websites and desktop, laptop and mobile applications, often leading to frustrating user experiences. In turn, software vendors have released a profusion of applications and other Internet services, requiring users to sift through even more options. It is becoming increasingly difficult for users to identify the trusted solutions they need to simplify, optimize and secure their Internet experiences.

Our Business Model

We believe our business model affords us a significant competitive advantage. We employ a business model that leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development. Benefiting from viral marketing, user-generated product feedback and community support, we continuously improve product quality and user experience and add new users at a low cost of acquisition. This, in turn, improves our monetization potential and allows for incremental investment in product innovation and marketing for future growth. These business model characteristics drive scalable growth, robust operating margins and strong cash flow generation.

Key components of our business model are:

•

Large and growing user base driving tangible benefits. The size and growth of our user base and the amount of information generated by our users increase the value of our offerings and drive tangible business results. We seek to drive greater user engagement with our solutions by delivering peace of mind and, over the long term, building a relationship based on trust. We believe this is critical to building a user base that can be monetized effectively. As our users are actively engaging with each other, they provide a first level of community support as well as real-time product feedback that contributes to product innovation, as reflected in our slogan, “We Protect Us.”

•

Easy-to-use, high-quality free and premium products that enable the business model. Our business model is built on high-quality products that can be deployed or accessed with minimal effort, while providing a compelling and robust user experience. We focus on developing products that spread virally, are highly sticky and ultimately drive increased user engagement with our platform. We provide no- or low-cost solutions to facilitate rapid user adoption. We then seek to up-sell or cross-sell premium products to our user base.

•

Monetization and expansion of our user base through value-added free online services. Since March 2008, we have deployed our dynamic secure search solution to our online community as part of a value-added service enabling secure search of the Internet. While our dynamic secure search is free to our users, we generate revenue through agreements with search providers, such as Google, to which we direct search queries to generate search results.

•

Cost-effective marketing and low customer acquisition cost. Our business benefits from cost-effective marketing and online distribution channels. By leveraging our large user base and high customer satisfaction, we are able to achieve powerful viral marketing at low cost. We also distribute through resellers and distributors, which we refer to as our reseller network. The end-sellers of our solutions in this reseller network vary from large retail stores, such as Wal-Mart, to small individual retailers, both online and offline. This reseller network forms a part of our brand marketing strategy and generates the majority of our small business sales. We believe that our presence among retailers contributes significantly to consumer awareness of our brand. In 2010 and for the nine months ended September 30, 2011, we generated 30.6% and 25.8%, respectively, of our revenue through our reseller network.

•

Proven track record of execution, monetization and innovation. As one of the largest software vendors employing a free-to-pay model, we have a proven track record of execution over two decades. Whether through organic development or technology acquisitions, we continue to add products and online services that simplify, optimize and secure our users’ Internet experience.

Our Growth Strategy

The key elements of our strategy are:

•

Increase monetization by leveraging our existing large user base. We intend to leverage our user base of approximately 106 million active users to further monetize our platform. As part of our strategy, we plan to sell compelling premium products and services to our current user base and provide additional platform monetization solutions beyond dynamic secure search. As an example of our monetization, our revenue per active user increased from $1.53 for the twelve months ended December 31, 2008 to $2.21 for the twelve months ended December 31, 2010, and from $1.63 for the nine months ended September 30, 2010 to $1.94 for the nine months ended September 30, 2011. Over these periods, the main driver of increased revenue per active user has been successful implementation of our platform monetization strategy, including the launch and user adoption of our dynamic secure search solution. In the nine months ended September 30, 2011, we have added products including TuneUp, MultiMi and AVG LiveKive, expanding our platform beyond internet security and creating opportunities to up-sell or cross-sell a variety of other products and online services to our user base.

•

Drive greater user engagement and targeted product development. We are focused on driving user engagement, and, through a compelling suite of solutions, engendering trust in our brand. We intend to increase user engagement, which we define as the amount of time our users are using and interacting with our products, primarily by innovating compelling solutions that become an increasingly fundamental part of a user’s daily life on the Internet. By increasing user engagement, and leveraging the anonymous user and traffic data we receive through our solutions to deliver highly relevant products and online services, we believe that we can enhance our platform monetization potential.

•

Broaden our portfolio of solutions. We have built a strong reputation and brand name in the technology industry and, most importantly, with consumers and small businesses, for continuous product innovation and technological advances. Our objective is to continue to enhance and broaden our product portfolio to address our users’ evolving needs, ultimately driving greater user base growth, enhancing product stickiness and increasing revenue from user adoption through diversification beyond our security solutions. Our acquisition of TuneUp in August 2011 to improve our PC optimization software solution is a recent example of our pursuit of this strategy.

•

Grow and retain our user base. We are one of the largest active user communities on the Internet and we seek to continue to grow our user base. We focus on developing solutions that serve as low-cost user acquisition vehicles, such as our current security software. For example, in the third quarter of 2011, we released a standalone AVG Toolbar that can be installed without our security solutions. This standalone toolbar is being distributed through select distribution partners, allowing us to grow our user base and drive the volume of search through our platform without the need to use security software to drive customer acquisition. We also intend to pursue additional customer acquisition strategies. We believe our online free solutions enable viral marketing, which leverages the inherent network effects of our business model. Finally, we intend to increase our investment in sales and marketing to further build brand awareness.

•

Continue to expand capabilities for mobile markets. The proliferation of mobile devices has created a diverse computing environment for users. We intend to provide products and services that deliver functionality currently available for our desktop and laptop users to mobile devices, particularly smartphones and tablets. In March 2011, we launched AVG Mobilation to address the security needs of users of the Android platform. To date, our solutions are one of the two most popular security products for the Android platform.

•

Increase our presence in the small business market. We intend to increase our presence in the small business market. We expect to continue to develop our offerings by adding features and functionalities tailored towards this customer segment, such as security delivered through a software-as-a-service model.

Risks Associated With Our Business

Our business is subject to numerous risks and uncertainties of which you should be aware before making an investment decision. These risks are discussed more fully in the section titled “Risk Factors,” and include but are not limited to the following:

•	Our business model is evolving and we may be unable to monetize our active user base sufficiently to increase or maintain our profitability.

•	We must maintain our relationships with our existing users and attract new users if we are to continue to expand and improve the quality of our user base, which we may be unable to do.

•	Our search-traffic program is crucial to our effort to monetize more of our active user base and this program is vulnerable to technological change and reliance on one major search provider.

•	If we are unable to maintain and enhance our brand, our business and operating results may be harmed.

•	We are subject to fluctuations in demand for our products and online services as a result of numerous factors, most of which are beyond our control.

•

Any failure or perceived failure to anticipate, prepare for and respond promptly to technological developments and the changing nature of online security threats could harm our competitive position and business prospects.

•

If our upgrades and new products and online services, whether acquired or internally developed, fail to achieve widespread market acceptance, our competitive position and business prospects will be harmed.

•	A significant percentage of our total revenue comes from purchases of subscriptions to our premium products, which must by their terms be renewed by our users to remain in force.

•	We operate in highly competitive markets and many of our competitors have significantly greater resources than we do.

•	Our failure to adequately protect our users’ personal information could have a material adverse effect on our business.

•	Our future revenue depends on our ability to continue to market to new users, which we may not be able to accomplish on a cost-effective basis or at all.

•

Accurately measuring the number and retention of our active and subscription users is difficult and our failure to accurately measure the number and retention of these users at any time will compromise our ability to monitor our key performance indicators, which in turn could adversely affect our ability to manage our business.

Recent Developments

The following financial data regarding our revenue for the quarter ended December 31, 2011 is preliminary, based upon our estimates and subject to completion of our financial closing procedures. This data has been prepared by and is the responsibility of management. This summary is not a comprehensive statement of our financial results for this quarter and our actual results may differ from these estimates due to the completion of our financial closing procedures and related adjustments and other developments that may arise between now and the time the financial results for this period are finalized.

Revenue for the quarter ended December 31, 2011 is expected to be between $70.0 million and $73.0 million, which would represent an increase of between 21.9% and 27.1% from revenue of $57.4 million for the quarter ended December 31, 2010. We have provided a range for the preliminary results for revenue because our financial closing procedures for the quarter ended December 31, 2011 are not yet complete and, as a result, we expect that our final results upon completion of our closing procedures will vary from our preliminary estimates within the ranges as described above. We are not able to provide a comparable estimated range for other financial results for the quarter ended December 31, 2011 as we have not yet determined certain line items used to calculate such results beyond those used to calculate revenues.

Primarily due to the effect of acquisition accounting rules in connection with our acquisition of TuneUp, as well as an increase in sales and marketing expense, an increase in general and administrative expense associated with our ongoing preparations to become a public company, and the effect of other acquisition activity during the quarter ended December 31, 2011, we expect that for the quarter ended December 31, 2011, our net income will be at or below break-even, and our adjusted net income will be near break-even before giving effect to the potentially favorable accounting impact of TuneUp’s results falling below contractually agreed earn-out targets and certain tax-related charges associated with the fiscal consolidation of AVG Holding Coöperatief U.A. and AVG Technologies N.V. in November 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for a discussion of adjusted net income as a measure outside U.S. GAAP; “Unaudited Pro Forma Combined Financial Information” for a description of factors that affect our ability to recognize TuneUp deferred revenue at historical levels; and “Our Business—Research and Development—Key acquisitions” and “Our Business—Marketing and Sales—Marketing and sales acquisitions” for further detail on our acquisitions during the quarter ended December 31, 2011.

CORPORATE INFORMATION

We are a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands. Our articles of association will be amended and restated entirely on or prior to the closing of this offering; references to our articles of association in this prospectus are to the articles of association as so amended and restated. We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under number 52197204 and have an official seat in Amsterdam, the Netherlands. Our registered office address is at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, with telephone number +31 (0)20 522 6210. Our principal executive offices are located at that address and at Karla Engliše 3219/4, 150 00 Praha 5, Czech Republic, with telephone number +42 (0)72 569 5114. Our principal website address is www.avg.com. The information contained in our website or that can be accessed through our website neither constitutes a part of this prospectus nor is incorporated by reference herein.

THE OFFERING

Issuer	AVG Technologies N.V.

Ordinary shares offered by us	ordinary shares.

Ordinary shares offered by the selling shareholders	ordinary shares.

Over-allotment option	The selling shareholders have granted the underwriters the right to purchase up to an additional ordinary shares within 30 days of the date of this prospectus to cover over-allotments, if any, in connection with this offering.

Ordinary shares to be outstanding after this offering	ordinary shares.

Listing	We have applied to list our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “AVG.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ , based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the front cover of the prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds of this offering for general corporate purposes, which may include future acquisitions. See “Use of Proceeds.”

We will not receive any of the net proceeds from the sale of ordinary shares by the selling shareholders.

Dividend policy	All ordinary shares carry full dividend rights if and when declared from the date the holder acquires such ordinary shares. We currently intend to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. In addition, our term loan facility restricts the payment of dividends to holders of our ordinary shares. As a result, we currently have no intention to pay dividends apart from payment of accrued and unpaid dividends on our Class D preferred shares in connection with the automatic conversion of such preferred shares into ordinary shares upon the closing of this offering. The amount of such accrued dividends will be equal to (1) approximately $1.8 million, which would have been the amount of accrued dividends if the closing had occurred on December 31, 2011, plus (2) approximately $20,000 per day for the period from December 31, 2011 to the date of the closing. See “Dividend Policy” and “Description of Share Capital.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

The total number of ordinary shares that will be outstanding immediately after this offering is calculated based on 48,000,000 ordinary shares outstanding as of September 30, 2011 and:

•

includes                  ordinary shares issuable upon the exercise of certain options outstanding as of September 30, 2011, at a weighted-average exercise price of $         per share, which are held by certain of the selling shareholders and are expected to be exercised at the closing of this offering,                  of which are being sold in the offering for the purpose of payment of the exercise price of these options and certain potential associated tax liabilities (see “Principal and Selling Shareholders”);

•

excludes                  ordinary shares issuable upon the exercise of options outstanding as of September 30, 2011, at a weighted-average exercise price of $         per share, which are not expected to be exercised at the closing of this offering;

•

excludes              ordinary shares that are issuable to the sellers of TuneUp immediately upon the closing of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, and a euro/U.S. dollar exchange rate of $1.44 per euro, which shares will remain in escrow following this offering subject to satisfaction of certain vesting criteria, including continuing employment by TuneUp of the sellers of TuneUp;

•

excludes                  ordinary shares issuable upon the exercise of options expected to be granted immediately following the pricing of this offering to certain members of our management and supervisory boards, certain members of senior management and certain other employees at an exercise price equal to the initial public offering price; and

•	excludes additional ordinary shares as of September 30, 2011 reserved for issuance under our amended and restated option plan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	no exercise of the option granted to the underwriters to purchase up to additional ordinary shares to cover over-allotments, if any, in connection with this offering;

•	an initial public offering price of $ per share, the midpoint of the price range set forth on the front cover of this prospectus; and

•

the automatic conversion upon the closing of this offering of all classes of our outstanding shares into the same number of ordinary shares, with all special rights associated with the existing classes of shares ceasing to be applicable, such conversion referred to as the Share Conversion, and the payment in cash of accrued and unpaid dividends on our Class D preferred shares in connection with such conversion. See “Description of Share Capital—Share Capital—Share Conversion.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the following consolidated statement data for 2008, 2009 and 2010 and consolidated balance sheet data as of December 31, 2010 from our audited consolidated financial statements included elsewhere in this prospectus. The financial data for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. You should read the consolidated financial data and other operating metrics set forth below in conjunction with our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period. We have prepared our financial statements in this prospectus in accordance with U.S. GAAP.

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except for share data and per share data)
				(unaudited)
Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	$104,762	$151,365	$166,904	$125,417	$130,071
Platform-derived	9,079	30,603	50,314	34,373	68,022
Total revenue	113,841	181,968	217,218	159,790	198,093

Cost of revenue:(1)
Subscription	24,458	30,112	26,686	19,736	17,287
Platform-derived	—	1,308	2,293	1,801	6,517
Total cost of revenue	24,458	31,420	28,979	21,537	23,804

Gross profit	89,383	150,548	188,239	138,253	174,289

Operating expenses:(1)
Sales and marketing	26,963	45,988	58,562	39,007	53,904
Research and development	13,725	19,533	23,364	16,730	24,478
General and administrative	18,997	24,404	40,683	29,371	35,984

Total operating expenses	59,685	89,925	122,609	85,108	114,366
Operating Income	29,698	60,623	65,630	53,145	59,923
Other income (expense), net	1,313	(1,600)	1,722	1,377	(12,278)

Income before income taxes and loss from investment in equity affiliate	31,011	59,023	67,352	54,522	47,645
Benefit (Provision) for income taxes	(1,643)	(6,538)	(9,394)	(6,748)	52,212
Loss from investment in equity affiliate	—	—	(46)	—	(180)

Net Income	29,368	52,485	57,912	47,774	99,677
Preferred share dividends	—	(1,802)	(7,210)	(5,407)	(5,406)
Distributed and undistributed earnings to preferred shares	—	—	(12,676)	(10,592)	(27,513)

Net income available to ordinary shareholders	$29,368	$50,683	$38,026	$31,775	$66,758

Earnings per ordinary share—basic(2)	$0.65	$1.19	$1.06	$0.88	$1.85

Earnings per ordinary share—diluted(2)	$0.62	$1.09	$0.99	$0.82	$1.72

Weighted-average ordinary shares outstanding—basic(2)	45,000,000	42,750,000	36,000,000	36,000,000	36,000,000

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except for share data and per share data)
				(unaudited)
Weighted-average ordinary shares outstanding—diluted(2)	47,423,334	48,155,490	38,585,664	38,519,783	38,837,773

Cash dividends declared per ordinary share(3)	$0.44	$3.28	$0.83	$0.83	$4.53
Cash dividends declared per preferred share	$—	$—	$1.43	$1.28	$4.98
Pro forma earnings per share (unaudited)(4)
Basic			$0.79		$1.39

Diluted			$0.75		$1.31

Weighted-average number of ordinary shares used in pro forma computation (unaudited)
Basic			48,000,000		48,000,000

Diluted			50,585,664		50,837,773

Other operating metrics:
Adjusted net income(5) (unaudited)	$33,084	$62,796	$67,192	$54,380	$104,836

Net cash provided by operating activities	$64,282	$79,483	$87,911	$61,843	$62,716

Net cash used in investing activities	$(3,318)	$(19,157)	$(15,340)	$(9,296)	$(46,552)

Net cash used in financing activities	$(21,522)	$(71,702)	$(54,367)	$(51,993)	$(6,963)

Free cash flow(6) (unaudited)	$60,299	$72,680	$76,196	$56,526	$66,244

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Cost of revenue	$85	$178	$61	$46	$17
Sales and marketing	604	2,520	2,049	1,323	614
Research and development	514	1,108	1,008	608	1,019
General and administrative	1,006	4,483	3,655	2,871	1,362

Total share-based compensation expense	$2,209	$8,289	$6,773	$4,848	$3,012

(2)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating earnings per ordinary share and weighted-average ordinary shares outstanding in 2008, as this issuance of shares was in substance a recapitalization of our share capital.
(3)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating cash dividends declared per ordinary share in 2008, as this issuance of shares was in substance a recapitalization of our share capital.
(4)	The pro forma presentation reflects the automatic conversion upon the closing of this offering of all classes of our outstanding shares into the same number of ordinary shares.

(5)	Adjusted net income is defined as net income for the period, adding back share-based payments and acquisition-related intangible asset amortization expense less the consequent effect of taxes on such adjustments. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-U.S. GAAP Measures—Adjusted net income.”
(6)	Free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-U.S. GAAP Measures—Free cash flow.”

	For the year ended or as of December 31,			For the nine months ended or as of September 30,
	2008	2009	2010	2010	2011
	(unaudited, users in millions)
User metrics:
Active users(1)	83	99	98	98	106

Subscription users(2)	10	10	12	12	15

Revenue per average active user(3)	$1.53	$2.00	$2.21	$1.63	$1.94

(1)	Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. For further detail on our definition and counting of active users, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Active and subscription users.”
(2)	Subscription users are a subset of active users who subscribe to one or more of our premium products. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Active and subscription users.”
(3)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

The following table presents selected consolidated balance sheet data as of September 30, 2011:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all outstanding shares into 48,000,000 ordinary shares upon the closing of this offering, and the payment in cash of accrued and unpaid dividends on our Class D preferred shares in connection with such conversion (assuming a closing on September 30, 2011); and

•

on a pro forma, as adjusted basis to give effect to (i) such conversion and associated dividends, (ii) the sale of ordinary shares by us in this offering (at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us) and the use of proceeds therefrom and (iii) our receipt of the proceeds from the exercise of options to purchase                 ordinary shares,                  of which will be sold in this offering.

	As of September 30, 2011
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$73,288	$71,486	$
Working capital (deficit)	(80,305)	(80,305)
Goodwill and other intangible assets, net	97,680	97,680
Total assets	296,555	296,555
Deferred revenue, current	111,771	111,771
Deferred revenue, less current portion	28,396	28,396
Long-term debt	225,155	225,155
Total liabilities	425,627	425,627
Class D preferred shares(1)	191,954	—
Total shareholders’ deficit(1)	(321,026)	(130,874)

(1)	In connection with the initial investment in us in October 2009 by TA AVG Participations Coöperatief U.A., or TA Coöperatief (which subsequently transferred such investment to TA AVG Luxembourg S.à r.l., or TA Sàrl), we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. At the same time we also issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. We recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion of ordinary shares into 9,000,000 Class D preferred shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Relating to Our Business and Our Industry

Our business model is evolving and we may be unable to monetize our active user base sufficiently to increase or maintain our profitability.

Our business model has evolved in recent years toward seeking to monetize all of our active user base through a variety of means rather than drawing revenue primarily from users purchasing subscriptions to our premium products and online services. To expand our user base, we have added and plan to continue to add new products and online services to our product portfolio, broadening our focus beyond security solutions and increasing our support for mobile computing devices. The evolution of our business model is ongoing and may depart further from the subscription-based model we used for much of our operating history.

We may be unsuccessful in executing our new business model of adding compelling new products and online services and monetizing all of our active user base. Our primary means of monetizing our active user base has been our dynamic secure search solution under, until November 2010, our search agreement with Yahoo! and, since its implementation in November 2010, our search agreement with Google. These search agreements have provided us with a significant revenue stream. We have also generated revenue from the sale of threat-analysis data derived from online search activity. Our new products and online services, in addition to helping to expand our user base, have generated revenue more directly via the sale of backup recovery CDs, online backup space and extended download files for data recovery. If we cannot find additional methods of monetizing our active user base and additional products and online services that users find compelling, we will not be able to continue our recent growth and increase our revenue, margins and profitability. If our new methods of monetizing our active user base or our new products and online services cannot be sustained, our revenue, margins and profitability could recede toward those we had with our previous, subscription-based model.

We must maintain our relationships with our existing users and attract new users if we are to continue to expand and improve the quality of our user base, which we may be unable to do.

A significant portion of our users stop using our products in any given period because the cost of switching to the products and online services of competitors on existing hardware is minimal and because competitors’ products are often preinstalled on new hardware purchased by our users, among other reasons. For example, in the security software market, about 95% of new desktop computers have one of our competitors’ security products preinstalled. To continue to expand our user base, we must retain our existing users in the fold to the extent possible and continuously attract new users, both to replace the many users who exit our user base and to expand that base. Any failure to continue to expand our user base could have a material adverse effect on our business, operating results and financial condition.

In addition, our ability to monetize our active user base varies depending on many characteristics of those users, including level of engagement with our products, amount and nature of Internet and computing activities, geographic location and income level. If we are unable to retain and recruit users whose characteristics contribute to a user base with optimum potential for monetization, our business, operating results and financial condition could suffer materially. The significant turnover in our user base also limits our ability to predict our revenue and cash flows for future periods, making it more difficult for us to manage our business.

Our search-traffic program is crucial to our effort to monetize more of our active user base and this program is vulnerable to technological change, including the rise of mobile computing, and our reliance on one search provider.

Our most successful program to monetize all of our active user base has been our dynamic secure search solution, including our browser toolbar, which gives our users a convenient way to access a search engine at any time and to be secure that the sites that are the results of the search will not infect or damage their computers. Search engine companies pay us for the search queries we steer to them via our dynamic secure search solution. If software companies that provide Internet browsers prevent the addition of our toolbar, either directly by limiting space for toolbars in the browser interface or indirectly by restricting access to software code, our ability to monetize all of our active user base will be adversely affected. The rise of mobile computing makes this risk more acute as most mobile devices have smaller screens than desktop and laptop computers and software developed for these devices may not as readily accommodate additional toolbars as software developed for desktop and laptop computers. We have not yet begun distributing our toolbar with software designed specifically for mobile devices but intend to do so in future, as mobile represents a small but expanding proportion of the total search market. In addition, we currently expect that revenue per active mobile user will be lower than revenue from traditional active users. As such, there can be no assurance that revenue from our dynamic secure search solution or other similar solutions we may develop will grow in line with our expectations, or that we will be able to maintain or expand our current and future platform-derived agreements or enter into additional agreements to generate platform-derived revenue. The failure of these markets to continue to grow would have an adverse effect on our results of operations.

For the majority of platform-derived revenue from our dynamic secure search, we have relied upon agreements with one search engine company at a time, previously Yahoo! and now Google, to generate revenue from our dynamic secure search solution. Our revenue generated by Yahoo! accounted for 21.6% of our total revenue in 2010. We began to generate revenue from Google sourced search in the fourth quarter of 2010 and our revenue from Google sourced search accounted for less than 10% of our revenue in 2010. Revenue generated by Yahoo! and Google sourced search accounted for less than 10% and more than 10%, respectively, of our revenue for the nine months ended September 30, 2011. Under our previous Yahoo! contract there was a transition period, ending in May 2011, during which users of our Yahoo! sourced search could continue to use Yahoo! sourced search through our toolbar, thereby still generating revenue under our Yahoo! contract, until they chose to switch to our Google sourced search. We have revenue concentration risk as we rely on our contractual arrangement with Google for a significant portion of our revenue and we cannot guarantee that the revenue generated from the Google sourced search agreement will continue. Furthermore, in most jurisdictions we may only use Google as our search service provider. Google pays us a percentage of any search revenue generated by Google whenever a user clicks on an ad (also called a sponsored link) served by Google and hosted on one of AVG’s search domains. Our users can click on such ads via the toolbar, default search, address bar search or the AVG search homepage. Any decline in the popularity of our products or Google’s search engine among users could result in a decrease in revenue under this agreement. Google can also unilaterally make changes to its policies and guidelines, which primarily concern the operations and technology of its search services. These changes could require us to modify or suspend certain of our activities relating to our toolbar, which could be costly for us to implement or lead to a reduction in the number of our toolbar users. We need Google’s permission to use the toolbar in a form other than that previously approved in connection with our initial contract with Google, which, if Google did not grant such permission, could adversely impact our ability to generate revenue by preventing us from using the toolbar as we otherwise could. In addition, Google may terminate this agreement if the advertisement revenue generated through our dynamic secure search solution falls below a certain amount for a period of three months and has other customary termination rights under the agreement, including upon a change of control. The agreement expires on September 30, 2012, and Google is under no obligation to renew this agreement. If, upon the termination or expiration of our agreement with Google, we fail to enter into a new agreement with Google or a similar search provider on substantially the same or more favorable terms, our revenue would significantly decrease.

If we are unable to maintain and enhance our brand, our business and operating results may be harmed.

We believe that maintaining and enhancing our brand identity is critical to our business. The successful promotion of our brand will depend largely upon our marketing and public relations efforts, the quality of our Internet security solutions and our ability to differentiate ourselves from our competitors. The promotion of our brand may require us to make substantial expenditures, which will likely increase as our market becomes more competitive and as we expand into new markets. If we are not successful at maintaining and enhancing our brand, our ability to attract new users would be adversely affected and we could lose users, third-party distributors and resellers.

Our business depends on our brand recognition and the failure to maintain or enhance our brand image could adversely affect our business and market position. In particular, we rely on our active users as primary drivers of our user-driven marketing strategy and any negative change to the perception of our brand among our active users could have a material adverse effect on our business.

In addition, independent industry analysts often provide reviews of our solutions, as well as those of our competitors. Perception of our products in the marketplace may be significantly influenced by these reviews. Our brand could be harmed if industry analysts provide negative reviews of our security software solutions or our company. Furthermore, we depend upon certain third-party distributors of our solutions and actions by those third parties could have a negative effect on our brand.

We are subject to fluctuations in demand for our products and online services as a result of numerous factors, most of which are beyond our control.

Demand for our products and online services fluctuates from period to period due to factors such as general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, financial and business conditions of our current and potential customers and levels of Internet usage. There are also particular factors driving demand for each of our specific products and online services. For instance, demand for our Internet security solutions among our targeted customer base of small businesses and consumers is driven by our small business customers’ need for protection of business-critical data, consumers’ need for protection of their own personal data, potential users’ awareness of Internet security threats (including cybercrime) generally, the perceived potential damage caused by information loss and other factors. Most of these factors are beyond our control. A change in the factors driving demand for our products and online services generally or for particular products and online services could adversely affect our revenue, cash flows, financial condition and results of operations.

Any failure or perceived failure to anticipate, prepare for and respond promptly to technological developments and the changing nature of online security threats could harm our competitive position and business prospects.

The needs of our customers and the threats they face evolve constantly. For example, in the endpoint security market, hackers and cybercriminals continuously develop and employ increasingly sophisticated techniques to penetrate systems and networks and access information. Although the market expects timely introduction of software solutions to respond to new threats, the development of these solutions can be challenging and time-consuming. We may experience delays in the introduction of new solutions, updates, enhancements and features. If we fail or are perceived to fail to respond to the rapidly changing needs of our users by developing and introducing on a timely basis Internet security solutions that effectively protect against new security threats, our competitive position, reputation and business prospects could be harmed.

Similarly, the endpoint security market is dynamic, characterized by new technologies and access points to the Internet, which also require protection from hackers and cybercriminal attacks. Responding to the challenges posed by these new platforms and their corresponding new threats can be difficult and require significant reengineering of our software. We may therefore fail or be perceived to fail to provide solutions for these new technology platforms as threats to them arise, which could harm our competitive position, reputation and business prospects and would have an adverse effect on our business, financial condition and results of operations.

If our upgrades and new products and online services, whether acquired or internally developed, fail to achieve widespread market acceptance, our competitive position and business prospects will be harmed.

Our ability to attract new users and to maintain or increase revenue from existing users depends largely upon our ability to continue providing competitive new products and enhanced solutions that meet the changing needs of our target user base as these needs arise. We plan to continue to invest in acquisitions, research and development, marketing, promotion and sales of our products and online services, with new features, functionalities, enhancements and upgrades. Acquisition of new companies and products creates integration risk, while development of upgrades and new products and online services involves significant time, labor and expense and is subject to risks and challenges including management of the length of the development cycle, adaptation to evolving industry standards, entry into new markets, integration into our existing product line, regulatory compliance, evolution in sales methods and acquisition and maintenance of intellectual property rights. If we fail to launch these upgrades or new solutions on time, or they do not achieve widespread market acceptance, do not meet user expectations, do not operate in an efficient manner, otherwise create the perception of slow operating performance, or generate revenue that is not sufficient to recoup or justify the cost of development, our revenue, financial condition and results of operations may be adversely affected.

A significant percentage of our total revenue comes from purchases of subscriptions to our premium products, which must by their terms be renewed by our users to remain in force.

Historically, a significant majority of our active users have been users of our free products and online services. Our growth strategy is based in part on offering premium products on top of our core, free products. To the extent we are not able to convert these free users into subscription users, our ability to generate subscription revenue would be adversely affected.

We generally provide our premium Internet security solutions pursuant to one-year and two-year subscriptions, after which the relevant product or services either cease to operate or are no longer updated with the latest online threat information (rendering the product increasingly less useful as new threats emerge). In 2010, subscription revenue accounted for 76.8% of our total revenue, and in the nine months ended September 30, 2011, subscription revenue accounted for 65.7% of our total revenue. While we offer subscription users the option to renew their subscriptions, a significant portion of our subscription users choose not to do so. We have taken steps to increase our renewal rates by, for example, adding an auto-renew option on our premium products and online services, but there can be no assurance that these efforts will be successful in increasing our renewal rates. Approximately 18% of users purchasing a license online in 2010 and 30.9% of those purchasing a license online in the nine months ended September 30, 2011 opted for auto-renewal. The European Union is developing a new EU Consumer Rights Directive, however, that is scheduled to come into effect in 2013 that will restrict the use of auto-renewals if the directive is enacted in its current form. We may consequently be forced to reduce or eliminate our use of auto-renewals with subscription users in the European Union once these rules go into effect. Proposals to restrict auto-renewals are also under consideration in the United States. To the extent that we must reduce or eliminate use of auto-renewals in these or other markets, our renewal rates may fall, potentially reducing the number of our subscription users. As a consequence, the growth of our subscription revenue depends significantly on attracting new subscription users, and this dependence could increase due to regulations concerning auto-renewal that are outside of our control. Any failure to maintain or improve the renewal rates of our subscription users or to attract new subscription users could have a material adverse effect on our results of operations.

Furthermore, our ability to measure the conversion of free users into subscription users is limited as there are multiple upgrade paths to our premium products and online services, not all of which we are currently able to track or track accurately. If we are unable to effectively track changes in conversion rates, regardless of the reason for such changes, we may be unable to react to changing market dynamics, and this may negatively affect our growth and revenue. Uncertainty about the renewal rates of our subscription users also limits visibility with respect to future subscription revenue.

We operate in highly competitive markets and many of our competitors have significantly greater resources than we do.

The markets for the software solutions we offer are highly competitive and subject to rapid technological changes as customers’ needs and the threats they face evolve. We expect competition to increase in the future and we may not be able to compete successfully against current or potential competitors. In particular, some of our competitors may make acquisitions or enter into agreements or other strategic relationships to offer more comprehensive products and/or services, and new competitors may enter the market through acquisitions, agreements or strategic or other such relationships.

We and other vendors compete on price and functionality at different price points. Additional competition may cause increased pricing pressure, which could reduce our revenue per user. For example, in the endpoint security software market, while we have historically been able to reduce pricing pressure on our premium solutions and limit the decline in revenue per subscription user by releasing regular product enhancements, there can be no assurance that pricing pressure will not adversely affect our subscription revenue, which would have a material adverse effect on our business and results of operations. Similarly, across our markets, our competitors may offer free products perceived to be superior to our offerings, causing our free and/or subscription users to switch and shrinking our monetizeable user base.

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

•

traditional vendors such as McAfee (which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, CheckPoint and F-Secure (which offer more customized and segment-focused products);

•	vendors offering tune-up products, such as UniBlue; and

•

large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which recently introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

Many of these competitors have significantly greater brand name recognition and financial resources to devote to the development, promotion and sale of their products and/or services than we do. For example, Microsoft entered the endpoint security market through the introduction of Microsoft Security Essentials, a free Internet security product that has captured a significant share of the free endpoint security market. Similarly, Google, our primary provider for our search revenue stream, recently entered the security space by adding a malware alarm to its search engine results display and it may increase its security offerings in future. Further, smaller and/or more regionally focused vendors may be able to adapt more quickly to new or emerging technologies and changes in customer demand as recently evidenced by the rapid growth of Internet companies like Qihoo and Tencent.

Software vendors have begun to employ a “cloud-based” or software-as-a-service business model in which vendors host applications for use by customers over the Internet. This model may disrupt existing models like the model we employ for most of our products and online services, based on software downloaded from the Internet that resides on a user’s hard drive. Our competitors, including new cloud-based entrants or larger competitors with greater resources to shift to a new model, may have success with cloud-based provision of software, decreasing the demand for those of our products based on another model.

In the future, we may face competition from both emerging and established companies operating in our sector and in other areas of the IT business that may develop or acquire security software that they may offer as part of their broader product or service offerings and/or for free. Original equipment manufacturers, or OEMs, or operating system vendors may seek to include pre-installed, fully functional Internet security solutions with their core product offering. For example, Intel acquired McAfee, one of our leading competitors, and has indicated its intention to integrate McAfee’s security solutions into its hardware products, which may adversely affect sales of our aftermarket and/or standalone security solutions. Intel is one of the world’s largest semiconductor chip manufacturers and its investment division has been a shareholder in AVG since 2005. Intel’s shares are held through one of its indirect subsidiaries, Intel Capital (Cayman) Corporation, or Intel Capital, and it will hold         % of the issued share capital in AVG following the completion of this offering, assuming no exercise of the overallotment option. Intel Capital and AVG agreed on measures to address competitive concerns arising from Intel’s announcement of its intention to acquire McAfee, the subsequent completion of that acquisition and its continued minority ownership of AVG. These include measures designed to prevent Intel Capital from accessing certain commercially sensitive information about AVG and suspending Intel Capital’s right to appoint a member of or have an observer on our supervisory board. Upon completion of this offering, Intel will have no ongoing special rights and will therefore only receive information about us at the same time and in the same fashion as our other public shareholders. Accordingly, the measures agreed by Intel Capital and AVG will terminate on completion of this offering. In addition, other competitors may leverage their greater resources to develop relationships with OEMs or operating system vendors, thereby diminishing demand for our products and adversely affecting our ability to acquire and retain customers.

Our failure to adequately protect our users’ personal information could have a material adverse effect on our business.

A wide variety of provincial, state, national and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement action, including fines, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, damage to reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and prospects. Evolving and changing definitions of personal data and personal information, both within the European Union and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our solutions by current and future customers.

We are subject to privacy laws, which have become increasingly stringent.

We collect and process personal data (including email addresses, IP addresses, customer satisfaction data, physical names and addresses, customer service issues and website visits) as part of our business and part of our strategy for future growth involves greater interaction with our customer base. In addition, a majority of our online customers purchase our services online with a credit card. As a result, we must comply with strict data protection and privacy laws in the European Union, the United States and certain other jurisdictions where we operate, as well as data protection and documentation standards adopted by credit card issuers. Those laws and standards regulate and restrict our ability to collect and use personal information relating to customers and potential customers.

There have been significant developments in the laws and regulations concerning data protection and privacy, including in relation to the use of “cookies” and the solicitation, collection, processing or other use of personal data, including data relating to consumers. Furthermore, the proposed U.S. Do Not Track law would allow users to opt out of online monitoring and would thereby block even monitoring conducted with benign intent, such as monitoring to increase the efficacy of security software. Additionally, efforts in the United States to propose a “privacy bill of rights” could lead to legislation that would require us to adopt additional security measures or prevent us from retaining or using certain data. Such regulation could affect our ability to execute our strategy of building additional commercial partnerships, as the sharing of customer data needed to derive value from those partnerships may be prohibited by regulation. Any present or future laws which restrict the collection and use of personal data could have a material adverse effect on our business.

The requirements imposed by data protection laws and regulations can conflict with laws, and the demands of regulators and other governmental authorities, in foreign jurisdictions. For example, U.S. authorities can demand access to data that is accessible by our group companies that are located in the United States, pursuant to the USA PATRIOT Act. If any of that data includes personal data, it is possible that any such disclosure could cause us to breach data protection laws and regulations in one or more member states of the European Union.

Our data security defenses could be breached.

Notwithstanding our efforts to secure our IT, data security and other systems, we are exposed to the risk that this data could be wrongfully accessed or used, whether by employees, customers or other third parties, or otherwise lost or disclosed or processed in a manner that violates applicable data protection law and regulation. In certain jurisdictions where we operate, we are under an affirmative legal obligation to notify the appropriate government authorities or data subjects in circumstances where personal data may have been wrongly accessed or used, or otherwise lost or disclosed. Efforts to mitigate and comply with such laws, and even the perception of a data security breach, increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by data subjects and disclosure leading to public knowledge of the breach, potentially causing reputational damage to our business.

Regulation of the Internet and the lack of certainty regarding application of existing laws to the Internet could substantially harm our operating results and business.

We are subject to laws and regulations applicable to doing business on the Internet. It is often not clear how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet as these laws have in some cases failed to keep pace with technological change. Recently enacted laws governing the Internet could also impact our business. For instance, existing and future regulations on taxing Internet use or restricting the exchange of information over the Internet could result in reduced growth or a decline in the use of the Internet and could diminish the viability of our services. In particular, the European Union has approved rules that will come into effect in 2013, and the United States is considering similar proposals, to restrict the use of automatic renewals, which may reduce the renewal rate of and subscription revenue for our premium products. Furthermore, it is possible that governments of one or more countries may censor, limit or block certain users’ access to our websites. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of certain data may have similar effects. Any such adverse legal or regulatory developments could substantially harm our operating results and our business.

We believe that we and our resellers have sold or provided our products to users in jurisdictions that are the subject of export controls and sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We believe that we may have inadvertently violated certain of these controls and sanctions in the past. We cannot currently assess the nature and extent of fines or other penalties, if any, that the Bureau of Industry and Security or other U.S. governmental agencies may impose against us or our employees for any such violations.

Sale of certain of our products into Cuba, Iran, North Korea, Sudan and Syria may be restricted or prohibited under U.S. export control laws and/or economic sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security, or BIS, and the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. We have discovered that, from time to time, we have sold or provided free of charge through the Internet licenses to use our products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria. In August 2011, we filed initial voluntary self-disclosures with OFAC and BIS relating to these transactions. We conducted an investigation to determine the scope of possible violations over the past five years of the export control laws and economic sanctions administered by BIS and OFAC. While we had and continue to have certain controls in place to prevent sale into, and have not actively marketed our products in, any of the jurisdictions that are the target of economic sanctions, we have determined that some sales took place to users in those jurisdictions resulting in revenue to us constituting less than one half of one percent of total paid license fee revenues over the past three years. We filed our supplemental report concerning the results of our investigation with OFAC and BIS in November 2011. In December 2011, we received a cautionary letter from OFAC indicating that it has closed its investigation without imposing any penalty and without a final agency determination on whether a violation has occurred. We cannot predict when BIS will complete its review and determination. We have implemented a remediation plan that includes having terminated access to licenses and blocked the transmission of updates and upgrades of our products to all users with a geographic internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. While there can be no assurance that future violations will not occur, the remedial measures we have implemented are designed to prevent future violations of regulations administered by OFAC and BIS. We will be required to spend a significant amount of time and monetary and managerial resources to address these issues, and we could experience a loss of users as a result of these issues. If we are found to be in violation of BIS regulations, we may face criminal and/or civil penalties and/or reputational harm, which could have a material adverse effect on our business and financial results.

Our future revenue depends on our ability to continue to market to new users, which we may not be able to accomplish on a cost-effective basis or at all.

We are dependent on the acquisition of new users, many of whom have not previously used products and online services such as those we provide. We rely and have relied on a variety of marketing methods to attract new users to our solutions, such as generating interest through our user base and social networking services to create a user-driven marketing effect, public relations campaigns around new product and service launches and Internet security threats and efforts to improve our positioning in response to online searches through search engine optimization, search engines and other online advertising. Our ability to attract new users depends on the perceived value of our products and online services versus that of the premium and free products and online services offered by our competitors. If our current marketing initiatives are not successful or become less effective, or if the cost of such initiatives were to significantly increase, we may not be able to attract new customers as efficiently and, as a result, our revenue and results of operations would be adversely affected.

We have historically relied heavily on user-driven marketing to attract new users to our solutions, although we expect to increase our spending on marketing in the future. If we are unable to maintain or increase the efficacy of our user-driven marketing strategy, or if our more costly marketing campaigns do not have the desired impact, we may be required to increase marketing expenses still further to compensate, which could have an adverse effect on our results of operations. We cannot assure you that we will be successful in maintaining or expanding our user base on a cost-effective basis or at all, and failure to do so would adversely affect our business, operating results and financial condition.

Our software solutions may contain undetected errors, defects or security vulnerabilities, which could cause harm to our reputation and adversely affect our business.

Our software is inherently complex and may contain material defects, errors or vulnerabilities that may cause it to fail to perform in accordance with user expectations. As may happen to any vendor of software, errors, failures and bugs may be found in some of our new offerings after initial distribution of those offerings, particularly given that end users may deploy our products in computing environments with operating systems, software and/or hardware different than those in which we test our products before release. For example, in 2008, one of our software updates erroneously deleted a required Windows system file, causing significant operating difficulties for some of our users. The costs incurred in analyzing, correcting or eliminating any material defects or errors in our software may be substantial. Furthermore, we may not be able to correct any defects or errors or address vulnerabilities promptly, or at all, causing significant harm to our reputation and competitive position.

Any defects, errors or vulnerabilities may cause interruptions to the availability of our software and result in lost or delayed market acceptance and sales, or may require us to issue refunds to our customers. Security products are critical to the businesses of many of our customers, which may make them more sensitive to defects in our products than to defects in other types of software. We could face claims for product liability, tort, breach of warranty or damages caused by faulty installation of, or defects in, our products. In the event of claims, provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable. Defending a lawsuit, regardless of its merit, could be costly and divert management attention. Defects, errors and vulnerabilities may also lead to loss of existing or potential customers, to diversion of development resources, or to increasing our services, warranty, product replacement and product liability insurance costs, and may damage our reputation. Our product liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

We have experienced rapid growth in recent years and we may not be able to sustain the same rate of growth or maintain our operating or profit margins going forward.

Our revenue has grown significantly in recent years, increasing by 24.0% in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, by 19.4% in 2010 compared to 2009 and by 59.8% in 2009 compared to 2008. However, our operating income margins decreased by 9.0% in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, and by 9.3% in 2010 compared to 2009, partially counteracting the effects of revenue growth on our profitability. We operate in a dynamic and changing market and investors should not rely on our historical results as an indication of our future operating performance. Further, as a result of the increased scale of our business, we believe that it is unlikely that we will be able to maintain the historical rate of growth of our revenue in future periods, and we cannot assure you that decreases in our operating margins will not continue.

We may not be able to manage our growth effectively, which could harm our business and operating results, and we may need to incur significant expenditure to address the additional operational requirements of our growth.

We have recently experienced a period of significant growth and expansion and we plan to pursue a strategy of continued growth, which has required and will continue to require substantial managerial and financial resources. Our current systems, procedures and staffing may not be adequate to support our future operations. To accommodate our recent and future growth, we must continue to expand our operational, engineering and financial systems and IT infrastructure, improve our accounting and other internal management procedures and systems and hire additional staff. In addition, our efforts to expand our business geographically include developing local language versions of our security software solutions, opening new offices and call centers, including centers to support our solutions in additional languages, hiring staff in new areas and adding additional functionality to our solutions. If we fail to manage our growth adequately, to adapt our operational, financial and management information systems and IT infrastructure, or to motivate or manage our employees effectively, the quality of our products and the management of our operations and costs would suffer, which could adversely affect our operating results. Furthermore, like many peer companies, we engage contractors as well as employees. There is some risk that relevant authorities, both in jurisdictions where we have well-established operations and those we have recently entered, could seek to reclassify our arrangements with certain contractors as employment relationships, with potentially adverse tax and regulatory consequences.

In addition, we regularly evaluate and, where appropriate, implement changes to, our internal control structure. Implementing any such changes to our internal control structure may divert management attention, entail substantial costs and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal control structure in line with the growth of the business, and any failure to maintain that adequacy, or consequent inability to produce financial statements or provide accurate data from which we derive our key metrics, or monitor business developments on a timely basis, could have a material adverse effect on our business.

If our revenue growth for any period falls short of our expectations, we may not be able to adjust our costs in a timely manner, which could reduce our profit margin in that period.

Although we base our planned operating expenses in part on our expectations of future revenue, a substantial portion of our expenses is fixed in the short term and cannot be reduced quickly if our future revenue falls short of expectations. Accordingly, if the rate of growth of our revenue in any period is significantly less than we anticipated, because either our user base is smaller, our subscription renewal rate is lower than expected or our efforts to monetize our active user base fall short, we may be unable to adjust our cost base proportionally on an accurate and timely basis, which would reduce our operating margin.

Our current operations are international in scope and we plan further geographic expansion, creating a variety of operational challenges.

Our offices, personnel and customers are dispersed around the world. We face difficulties including costs associated with developing software and providing support in many languages, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycles and difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could negatively affect our results of operations. We intend to further expand our operations globally by initially seeking to expand our user base, developing a local version of our product, seeking to introduce localized services and finding a local distributor to manage the distribution of our premium solutions. If these efforts are unsuccessful in creating and expanding our global user base, or if our expansion increases the difficulties of running a global company, our results of operations could be harmed.

We may not be able to integrate businesses we have acquired or may in the future acquire and those acquisitions may fail to provide us with the benefits we anticipated.

We have acquired and made investments in other companies and services to expand our technology capabilities, our product breadth and functionalities, our user base and our geographical presence, and we intend to continue to make acquisitions and investments in the future. The integration of those businesses and their operations, technologies and products involves the incurrence of acquisition costs and may expose us to liabilities, including unanticipated liabilities and tax liabilities, operating difficulties and expenditures associated with the assimilation and retention of employees of the acquired business, acquisition legal contingencies, risks related to maintaining procedures, controls and quality standards and other risks and difficulties. We may not be able to achieve the anticipated benefits from any acquisition or investment and the consideration paid for an acquisition or investment may also affect our financial results. Such acquisitions and investments could divert management’s time and focus from operating our business and divert other resources needed in other parts of our business. The financing of acquisitions or investments in other companies may require us to use a substantial portion of our available cash, raise debt, which would increase our interest expense, or to issue shares or other rights to purchase shares, which may result in dilution to existing shareholders and decrease our earnings per share. Moreover, acquisitions may result in write-offs and restructuring charges as well as in creation of goodwill and other intangible assets that are subject to regular impairment testing, which could result in future impairment charges. All of these factors could adversely affect our business, results of operations and financial condition.

We are subject to fluctuations in our financial results, making it difficult to project future results.

A variety of factors cause volatility in our financial results, making any projections of future results uncertain. Such factors include but are not limited to fluctuations in demand for or pricing of our products, impacts of acquisitions, timing of product orders and payments, issues relating to alliances with third parties, product and geographic mix, timing of new products and customers, currency exchange fluctuations and potential accelerations of prepaid expenses and deferred costs.

Accurately measuring the number and retention of our active and subscription users is difficult and our failure to accurately measure the number and retention of our active and subscription users at any time will compromise our ability to monitor our key performance indicators, which in turn could adversely affect our ability to manage our business.

We measure the number of our active users as the number who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. We measure the number of our subscription users as the number who have a valid subscription license for our software. We made a series of improvements to our tracking capabilities in 2009 and early 2010 in order to mitigate the double-counting arising from the previous system’s inability to distinguish active users who may have had multiple installations during the relevant period, but these improvements also render our active users metric from previous dates not directly comparable. We have continued to have difficulties measuring the number of our active users, in part due to system constraints during upgrade campaigns. For example, at times during the second half of 2009 and the first nine months of 2010, we experienced double-counting issues due to the launch of new products and related issues with service capacity caused by high download volumes. We have also continued to have difficulties measuring the number of our subscription users, as the variety of channels by which we sell licenses requires us to draw on disparate and variously-dated data sources and employ manual calculations in the measurement. For the periods prior to June 30, 2009, our active and subscription user measurements should be viewed as being indicative only and as management’s best estimate for the reasons noted above, as we have not been able to quantify the extent to which the figures may not be comparable and there is an inherent degree of uncertainty in these metrics. We will continue to attempt to improve the accuracy of our measurement of the numbers of our active and subscription users, but we cannot assure you that we will be successful in doing so. For example, we have made various adjustments to our counting methodology over time, including by changing the way users are recognized and counted during upgrade campaigns. While we believe these adjustments have improved the overall accuracy of our user numbers, we have still discovered some errors. As a result, we also recently introduced two new systems for counting user numbers. This project is ongoing, however, and will not be fully implemented until all users have migrated to the new version of our products. Once these counting systems are fully implemented, based on initial results, we expect that we will have greater confidence in the accuracy of our user counts, but these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations. Our understanding and management of our business depends on accurate measures of the numbers of our active and subscription users and other key performance indicators derived from these metrics and our management decisions may be suboptimal if our measurements of these key metrics are inaccurate. Furthermore, if a significant understatement or overstatement of our active users or subscription users metrics were to occur, the market might perceive us to be underperforming or to have inadequate systems, which would adversely affect our share price.

We also face difficulties in quantifying user retention, both in terms of user churn and subscription renewal rates. This difficulty is in part due to our limited ability to track non-subscription users based on personally identifiable information. For instance, when a non-subscription user replaces a device on which he or she uses our products and services, this event typically registers as the loss of an existing user and the gain of a new one, causing no change to the size of our user base but inflating the level of apparent churn. We compile renewal rates for users of particular subscription products, but such rates only describe the activities of subscription users representing a small portion of our total active user base. Furthermore, we offer a variety of products and online services and do not have integrated methods of quantifying retention of our users across these products and services. This inability to quantify certain aspects of aggregate user behavior may adversely affect our business if we are unable to accurately monitor the results of our strategic decisions on pricing and product introduction and marketing. In particular, if we are unable to accurately assess and predict user behavior, our initiative to up-sell and cross-sell our expanding set of products and services to users across our platform may be harmed.

We depend on download sites and search engines to attract a significant percentage of our users and if those sites or search engines change their listings, increase their pricing or experience a material reduction in their online traffic, our ability to attract new users would be adversely affected.

Many of our users locate our products and online services and our website through download sites and search engines. In the nine months ended September 30, 2011, a significant number of new users of our endpoint security solution acquired that software through just one of the many download sites that features our products, CNET’s Download.com website. If any of our key download sites such as Download.com cease to feature or carry our solutions, fewer potential users may download our products, particularly our AVG Anti-Virus Free Edition. Search engines typically provide two types of search results—algorithmic and purchased listings—and we rely on both types. Algorithmic listings cannot be purchased and are determined and displayed based on criteria formulated by the relevant search engine. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If the search engines on which we rely for algorithmic listings modify their algorithms in a manner that reduces the prominence of our listings, fewer potential users may click through to our websites, requiring us to resort to more costly methods of attracting this traffic. Furthermore, the majority of our traffic from search engines came from a single source, Google. This traffic is unrelated to our agreement with Google to steer search queries to Google in connection with our dynamic secure search solution. The concentration of search traffic from a single search engine increases our vulnerability to potential algorithm modifications by that search engine. Any failure to replace the traffic to our website coming from search engines could reduce our revenue or require us to increase our customer acquisition expenditures.

Similarly, we have in the past and may in the future be the target of so-called “cybersquatters,” who seek to register Internet domain names that are confusingly similar to our own domains or marks. Although we have not suffered material losses due to cybersquatters to date, we nonetheless make diligent efforts to block their activities. Some cybersquatters have taken our free product and sold it to users, which could lead to confusion among our users and, ultimately, a loss of these users, which would reduce any platform revenue that we would have received from these users. In addition, although no cyber-squatting incidents have raised material security concerns relating to our business and products to date, there can be no guarantee that future cybersquatting incidents will not cause material losses or raise security concerns. If search engines rank cybersquatters’ imitation websites above our own sites, existing or potential customers may be misled, and this could harm our reputation, cost us consumer goodwill and negatively affect our operating results.

Adverse conditions in national and global economies or adverse information technology spending trends in the consumer and small business markets may adversely affect our business and financial results.

National and global economies have recently experienced a prolonged downturn and the future severity of adverse economic conditions and the length of time such conditions may persist is unknown. In particular, ongoing concerns about sovereign debt in both the European Union and the United States have increased economic uncertainty and raised the possibility of further disruption in the global capital markets. During challenging economic times, periods of high unemployment and in tight credit markets, many of our users may delay or reduce technology purchases. This is true of both consumers and small businesses, which we define as businesses with 100 seats or less, where a seat is an identified computer workstation, whether independent or part of a network. Such delays or reductions in purchasing could result in reductions in sales primarily of our online services, as well as our products, difficulties in collecting our accounts receivable, slower adoption of new technologies, lower renewal rates and increased price competition.

Other trends (whether the result of economic factors or otherwise), such as declines in the demand for PCs, servers and other computing devices, or softness in small business and consumer information technology spending, could have similar effects. The persistence of any of these conditions would likely harm our business, operating results, cash flows and financial condition.

In 2010 and the nine months ended September 30, 2011, 64.0% and 61.0%, respectively, of our total revenue was comprised of sales into the Americas. We are therefore exposed to conditions in the Americas and particularly in the United States, which accounted for 58.9% and 55.3% of our total revenue in 2010 and the nine months ended September 30, 2011, respectively. Any continuation of or further deterioration in these conditions or a reduction in consumer or small business information technology spending for any reason could result in a downturn in sales of our premium software solutions, which, in turn, could have a material adverse effect on our growth, business, revenue and results of operations.

False detection of viruses or other security threats by our products and online services could adversely affect our business.

Some of our solutions identify threats by “behavioral monitoring,” which is a methodology that seeks to identify threats by their behavior rather than scanning for malicious code. There are inherent inaccuracies in the detection of threats based on behavioral monitoring and as a result, our anti-virus and other Internet security services may falsely indicate the presence of viruses and other threats that do not actually exist even when these programs are working correctly. These “false positives” may impair the perceived reliability of our services and may therefore harm our market reputation. Also, our anti-spam and anti-spyware services may falsely identify emails or programs as unwanted spam or potentially unwanted programs, or alternatively fail to properly identify unwanted emails or programs, particularly as spam emails or spyware are often designed to circumvent Internet security software. Parties whose emails or programs are blocked by our services may seek redress against us for labeling them as spammers or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted spam or potentially unwanted software may reduce the popularity and adoption of our services. If our system restricts important files or applications based on falsely identifying them as malware or some other item that should be restricted, this could adversely affect customers’ systems and cause material system failures. Any such false identification of important files or applications could result in negative publicity, loss of customers and sales, increased costs to remediate and costly litigation.

Our software products and IT infrastructure may be subject to intentional disruption that could harm our reputation and future sales.

We have been the target of spam attacks on our email addresses and denial of service and other sophisticated attacks on our websites, mail system and firewalls. Although we believe we have sufficient controls in place to prevent intentional disruptions, we expect to be an ongoing target of attacks specifically designed to impede the performance of our products. Similarly, experienced computer programmers, including programmers on our staff, could attempt to penetrate our network security or the security of our solutions and misappropriate proprietary information or cause interruption of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these attacks. In addition, hackers have created pirated versions of our software, malware that attacks our software after it has been downloaded onto customers’ computers and malware that deceptively assumes our brand name and imitates the interface of our software, encouraging our users and potential users to download it in place of our software. We may face legal liability, our activities could be adversely affected and our reputation, brand and future sales could be harmed if these intentionally disruptive efforts are or are perceived to be successful.

We may be required to expend significant resources both to protect us against system architecture and network failure and disruption and to enable us to grow our business.

Our web server content is stored in five separate data centers, which are located in Amsterdam, London, Toronto, Hong Kong and Brno (Czech Republic). Virus definition files are sent to Akamai Technologies GmbH, a software distributor, for distribution to our customers and backed up at our primary and secondary data centers, which are located at separate sites in Brno for redundancy purposes. At present, we have no written or formal business continuity plan with regard to our virus research specifically, or systems and system architectures in general. Furthermore, our systems are composed of various components which were not designed to interoperate with one another, potentially leading to significant system breakdowns. Although we believe we have the technical knowledge necessary to mitigate problems relating to our systems and system architecture, we may at any time be required to expend significant capital or other resources (including staff and management time and resources) to protect ourselves against network failure and disruption, including the replacement or upgrading of our existing business continuity systems, procedures and security measures. In addition, our evolving business model and growth plan will require expansion and upgrading of our systems to support additional users, localities, products and online services. These expansions and upgrades will likely consume significant capital and managerial resources.

If replacements, expansions, upgrades and/or other maintenance are not implemented successfully or completed efficiently, or there are operational failures, the quality of our product portfolio and service experienced by our users will be adversely affected. If, as a result, users were to reduce or stop their use of our Internet security solutions, this could have a material adverse effect on our operations, financial performance and prospects.

We may become subject to unanticipated tax liabilities that have a material adverse effect on us or our shareholders.

AVG Technologies N.V. is a company incorporated under the laws of the Netherlands and on this basis is subject to Netherlands tax laws as a Netherlands resident taxpayer. We believe that it is resident solely in the Netherlands for tax purposes and that we, and in certain cases, the holders of our shares, can rely on this position for purposes of the application of tax treaties concluded by the Netherlands with other jurisdictions. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our activities, AVG Technologies N.V. could be considered or may become a resident of a jurisdiction other than the Netherlands, which could subject us to unanticipated tax liabilities, possibly on a retroactive basis and holders of our shares could become subject to different tax treatment in respect of the acquisition, holding (including in respect of dividend payments on our shares), redemption or disposal of our shares.

Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings.

We are a Dutch public limited liability company holding subsidiaries that operate in multiple jurisdictions, including the United States, Czech Republic, Germany, Cyprus, United Kingdom, France, China and other jurisdictions. Our income taxes are based upon the applicable tax laws and tax rates in the Netherlands and such jurisdictions as well as upon our operating structures in these countries. We determine the amount of taxes we are required to pay based on our interpretation of the applicable laws and regulations in the jurisdictions in which we operate and our application of the general transfer pricing principles to our cross-border intercompany transactions. Many countries’ tax laws and international treaties impose taxation upon entities that conduct a trade or business or operate through a permanent establishment in those countries. However, these applicable laws and treaties are subject to interpretation. The tax authorities in these countries may contend that a greater portion of the income of the group should be subject to income or other tax in their respective jurisdictions. This may result in an increase to our effective tax rate and adversely affect our results of operations.

Changes in tax laws or in the channels in which we distribute our solutions may adversely affect our reported results.

Changes in tax laws, regulations, related interpretations and tax accounting standards in the United States, Czech Republic, Germany, Cyprus, United Kingdom, France, China, the Netherlands and other jurisdictions may result in a higher tax rate on our earnings, which may result in a significant negative impact on our earnings and cash flow from operations. Governments are increasingly considering tax law changes as a means to cover budgetary shortfalls resulting from the recent economic environment. If such proposals were enacted, or if modifications were made to certain existing tax treaties, or if tax authorities were to change their interpretations of such existing laws or treaties, the consequences may have a material adverse impact on us, including increasing our tax burden, increasing costs of our tax compliance or otherwise adversely affecting our financial condition, results of operations and cash flows. Moreover, tax audits may expose us to potential adverse tax consequences, including interest payments and potential penalties.

In addition, even if tax laws and regulations remain unchanged, a change in the channels in which we distribute our solutions could adversely affect our effective tax rate. For example, growth in retail “box-on-shelf” sales would subject us to additional income tax in the jurisdiction of the relevant selling entity, resulting in a higher portion of our income being subject to a higher tax rate. These events could increase our effective tax rate and therefore reduce our net profits.

Potential changes in the tax deductibility of interest in the Netherlands may adversely affect our financial position.

The Dutch government has approved new legislation limiting the deductibility of interest. The new law limits the interest deductions in respect of all loans used to acquire a Dutch target company which is either (1) included in a corporation tax consolidation (i.e. fiscal unity) with the acquirer or (2) merged with the acquirer. Interest expenses incurred on borrowings obtained to finance such acquisition structures would be deductible against the stand-alone taxable income of the acquirer only (i.e., in effect, the fiscal unity or legal merger is disregarded). A grandfathering applies for leveraged acquisitions that resulted in the inclusion of the Dutch target company in a fiscal unity or legal merger with the acquirer before November 15, 2011. The new legislation should not limit the tax deductibility of the interest payable by us under our current indebtedness. However, in certain circumstances if we were to incur new indebtedness, the new legislation would limit the tax deductibility of the interest payable by us in the future and could therefore have a material adverse effect on our financial condition and results of operation.

U.S. states may seek to impose state and local business taxes.

Even if AVG’s non-U.S. entities are not subject to U.S. federal income tax, those entities could still be liable for U.S. state and local business activity taxes based upon income or gross receipts. States generally impose business activity taxes on entities deriving revenue from customers located within the state, owning or leasing property in the state or employing personnel in the state. States are becoming increasingly aggressive in asserting nexus for business activity tax purposes. Therefore, in states where we have customers, employees, agents or any activity, state tax authorities may attempt to assert nexus. If, based on our sale of products or services in the state, a state tax authority asserts that our activities give rise to nexus, we could be subject to an increased state and local tax burden.

End-user taxation in our key sales jurisdictions could impact our revenues and a successful assertion that we should have been collecting (or collecting additional) sales tax or other transaction taxes on prior sales of products or services could result in substantial tax liabilities.

Point-of-sale taxation, including U.S. state and local sales/use taxes, of our products and of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet, may be imposed on our end users and/or on us. Increased taxation on our end users for the purchase or use of our products and online services could have a material impact on the purchasing decisions of our end users and adversely affect our revenues and could also increase our internal costs. If we do not collect reimbursement for such assessments from our customers, we would become liable for these taxes. In addition, a successful assertion by any state, local jurisdiction or country that we should have been collecting (or should have been collecting additional) sales or other transaction taxes on the sale of our products or services could result in substantial tax liabilities related to past sales.

Historically, we have taken the position that our sales of software delivered over the Internet are not subject to sales/use taxes in the states in the U.S. This conclusion was based on one or both of the following propositions: (i) many states do not impose sales/use tax on electronic delivery of our products; and (ii) AVG Cyprus (and, subsequent to our internal reorganization, AVG Ecommerce) did not have a physical presence and did not have nexus in any state in the U.S. However, it is possible that a state or local jurisdiction in which we do not charge and collect sales/use tax or other transaction taxes could assert that we should have previously been collecting such taxes in prior periods; if successful, such challenges could require us to pay substantial amounts of taxes, interest and penalties, which could have an adverse effect on our business.

In addition, national and local governments are facing deteriorating fiscal situations and tax authorities are currently reviewing the appropriate treatment of transactions and companies engaged in electronic commerce. New or revised tax laws and regulations are being passed that may subject us or our customers to additional sales, income and other taxes. In particular, there has recently been much activity and legislation as well as audits and court cases involving imposition of sales/use taxes on e-commerce transactions in several U.S. states.

For example, some states are adopting statutes (sometimes colloquially referred to as “Amazon Laws”) which attribute to out-of-state vendors the in-state physical presence of a referral source, and these laws may adversely affect our business. If the vendor compensates even unrelated parties for driving business to its website (i.e., by click-through) then, in some states, there is a rebuttable presumption the vendor has nexus, which enables the state to charge sales tax on the vendor’s transactions. We use referral sources which we compensate, and there is a risk that we will have to collect sales/use taxes or terminate our relationship with important referral sources, including those based in key states such as California and New York that have adopted these so-called “Amazon Laws.” In addition to click-through nexus statutes, some states have introduced extensive and onerous reporting requirements that are burdensome and costly and could affect our business. Although the constitutionality of these “click-through” statutes and reporting requirements is being challenged on various grounds, if these laws are upheld as constitutional, such a result likely would lead to more widespread adoption of similar legislation which could further negatively impact our business.

We rely on software licensed from third parties, including server software, and intellectual property rights associated with such software, that are required for the provision of our services. These licenses may be difficult to retain or the third-party software could cause errors or failures of our solutions.

We rely on software licensed from third parties to offer our services, including server software from Mailshell and Agnitum, and other patented third-party technology. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our solutions, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions which could harm our business.

Some of our solutions contain “open source” software, which may pose increased risk to our proprietary software.

We may have in the past and could in the future combine our proprietary software with certain open source software in a certain manner, which could, under certain of the open source licenses, require us to release the source code of our proprietary software. In addition to risks related to license requirements, usage of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. We cannot be sure that all open source code is submitted by our developers to our internal review process for approval prior to its inclusion in our products. In addition, many of the risks associated with the usage of open source software may be difficult to eliminate and could, if not properly addressed, negatively affect our business.

We could be subject to claims for infringing third-party intellectual property rights, which could adversely affect our business.

Because of the nature of our business, including development and acquisition of intellectual property rights and the hiring of employees formerly employed by competitors, we may become subject to material claims of infringement by competitors and other third parties with respect to current and future software solutions, trademarks, licenses or other intellectual property rights. In addition, we license and utilize certain third-party “proprietary” and “open source” software as part of our solutions offering. If an author or another third party that distributes such third-party or open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, required to disclose and/or provide part of the source code of our proprietary software for no fee, enjoined from the sale of our services and required to comply with conditions that could disrupt the distribution and sale of some of our services.

To the extent that we gain greater visibility and market exposure as a public company, we may face a higher risk of being the subject of intellectual property rights infringement claims. Moreover, some of these claims may involve patent holding companies or other adverse patent owners who have no relevant product revenue of their own and against whom our own patent portfolio may therefore provide little or no deterrence. Any claims of infringement by a third party, even those without merit, could damage our reputation and the value of our brand, cause us to incur substantial defense costs and distract our management and employees from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent or limit us from offering our software. In addition, we might be required to seek a license for the use of the infringed intellectual property rights, which may not be available on commercially reasonable terms or at all. Alternatively, we might be required to develop non-infringing technology, which could require significant effort and expense and which might not be successful.

Third parties may also assert infringement claims relating to our software against our customers. Any of these claims might require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims were to succeed, we might be forced to pay damages on behalf of our customers, which could adversely affect our business.

Protection of our intellectual property rights is currently limited and any misuse of our intellectual property rights by others could adversely affect our revenue and results of operations.

Proprietary technology used in our software is important to our success. To protect our intellectual property proprietary rights related to our software, product, services, solutions and development, we have to date focused primarily on copyrights, trademarks, trade secrets, confidentiality procedures and protections afforded by contractual provisions. For example, we have registered trademarks such as “AVG” and our logo in the United States, the European Union and in various countries throughout the world where we currently do business or are planning to do business.

Intellectual property rights laws and regulations are uncertain.

The protection from and enforcement of any intellectual property rights in the markets in which we operate are uncertain. The laws of countries in which we operate or intend to expand our operations, including China, may afford little or no protection to our copyrights, trade secrets and other intellectual property rights. While we monitor the use of and respect for our intellectual property rights, policing unauthorized use of our copyrighted and trade secret technologies and proving misappropriation of our technologies are difficult. In addition, certain of our licenses are “click-through” licenses or are unsigned, which may render them unenforceable under the laws of some jurisdictions. Furthermore, any changes in, or unexpected interpretations of, the copyright, trade secret and other intellectual property rights laws in any country in which we operate or intend to expand our operations may adversely affect our ability to enforce our copyright, trade secret and other intellectual property rights. Costly and time-consuming litigation could be necessary to enforce or defend our intellectual property rights and/or to determine the scope of our confidential information, intellectual property right and trade secret protection. If we are unable to protect our intellectual property rights or if third parties independently develop similar technologies to ours or otherwise gain legal access to our or similar technologies, our competitive position and brand recognition could suffer and our revenue, financial condition and results of operations could be adversely affected.

Protection of trade secrets is limited.

We seek to protect our software, trade secrets and proprietary information, in part, by generally requiring our employees and consultant contractors to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by or providing consulting services to us. We also enter into non-disclosure agreements with our distributors, resellers and other business partners to protect our confidential and proprietary information. There can be no assurance that our confidentiality agreements with our employees and third parties will not be breached, that we will be able effectively to enforce these agreements or to have adequate remedies for any breach or that our trade secrets and other proprietary information will not be disclosed or otherwise cease to be protected. Accordingly, despite our efforts, we may be unable to prevent third parties infringing or misappropriating our intellectual property rights and using our technology for their competitive advantage. Any such infringement or misappropriation could have an adverse effect on our business, results of operations and financial condition.

We may encounter difficulties and uncertainties in obtaining patents.

Currently we have several patent applications pending in various jurisdictions, including the United States, the European Patent Organization, Canada and Russia, and filed under the Patent Cooperation Treaty. For example, to date we have applied for patent protection for our LinkScanner technology, as well as our software for detection of harmful software, code analyses and removal of harmful software. We do not know whether any pending patent applications we have filed or will file in the future will result in the issuance of patents. Moreover, any patents that are granted may be opposed, contested or designed around by a third party, or may be subject to other limitations. We therefore may not receive significant competitive advantages from any patent rights that may ultimately be granted to us.

Our business will suffer if the small business market for our products and online services proves less lucrative than projected or if we fail to effectively acquire and service small business customers.

We market and sell a significant proportion of our products and online services to small businesses. Some of our competitors, by contrast, have emphasized sales to larger enterprises, which are attractive customers due to the high revenue and low relative costs they offer per transaction and their low failure and high renewal rates. Small businesses frequently have limited budgets and may choose to allocate resources to items other than our products and online services, especially in times of economic uncertainty. We believe that the small business market is underserved, however, and we intend to continue to devote substantial resources to it. We aim to grow our revenue by adding new small business customers, selling additional services to existing small business customers and encouraging existing small business customers to renew their subscriptions to our premium products. If the small business market fails to be as lucrative as we project or we are unable to market and sell our services to small businesses effectively, our ability to grow our revenue quickly and remain profitable will be harmed.

Our business relies on the significant experience and expertise of our senior management and technical staff and we must continue to attract and retain highly skilled personnel in order to grow our business successfully.

Our future performance depends on the continued service and performance of our key management, research and development and sales personnel. In particular, we rely on J.R. Smith, our Chief Executive Officer, or CEO, and member of our Management Board, who has been critical in developing our core strategy and vision and in leading execution of our business model over the four years of his tenure as CEO. We may fail to retain our key management, research and development and sales employees, or to attract the qualified staff needed to manage and grow our business. We may also fail to attract or retain highly qualified technical, services and management personnel in the future, or may face time-consuming and costly integration of replacement personnel. Any of these factors could adversely affect our business, revenue and results of operations.

Our ability to sell our products is partially dependent on the quality of our support services and our failure to offer adequate support services could have an adverse effect on our reputation and results of operations.

Our users depend on us and, to some extent, on our user community, to resolve installation, technical or other issues relating to our security software solutions. We consider a high level of service to be critical for the successful marketing and sale of our software as well as for retaining our existing users. In providing that service, we rely in part on the feedback and knowledge shared through our active online user community. Also, we have outsourced certain of our consumer support functions to third-party service providers, which may fail to perform at the level specified in our contracts with them. If we, our user community or our third-party service providers do not provide accurate technical assistance or otherwise succeed in helping our users resolve issues related to the use of our security software solutions, our reputation could be harmed and our results of operations could be adversely affected.

In addition to our direct sales and distribution channels, we rely on third-party distributors and resellers to sell our software. If we fail to sell our products effectively through our third-party distributors and resellers, our results of operations could be adversely affected.

Sales made indirectly through third-party distributors and resellers accounted for 30.6% and 25.8% of our total revenue in 2010 and for the nine months ended September 30, 2011, respectively, and we expect this sales channel to continue to represent a large portion of our total revenue. We have limited control over the amount of software that these indirect sales partners purchase from us or sell on our behalf. Weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. Furthermore, a change in the credit quality at one of our distributors or other counterparties can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us, which could directly or indirectly (through a disruption in our distribution network) have a material adverse effect on our results of operations. Any material decrease in the volume of revenue generated by our indirect sales channels could adversely affect our revenue and results of operations.

While we believe we conduct appropriate due diligence on our sales partners, we may not be able to monitor their activities for regulatory compliance. Furthermore, certain national regulations could require licenses from governments or government agencies for the use of our products and these regulations may limit our penetration of certain markets by us or our indirect sales partners. For instance, we were required to obtain a business license to begin distribution of our products in China, which took approximately two months, entailed defining the scope of our business and would require a revised license if that scope changed. China is the only jurisdiction important to our business in which we have sought a license to date, but developments such as release of new products, entry into new markets or regulatory changes in existing markets could oblige us to seek additional licenses in other jurisdictions in the future. If we violate the terms of a required license, it could cause us to lose the license, damage our reputation or require the reorganization of our distribution model.

While we have standard contract terms for our third-party distributors and resellers that allow those parties the flexibility to decide where to sell our solutions and the price at which they are sold, some of our distribution and resale contracts contain provisions relating to exclusivity or allocation of territories and/or minimum price requirements. It is possible that resellers or distributors may seek to challenge these contractual provisions on the basis of local competition law, which, regardless of its merit, could divert management time and attention and have a material adverse effect on our financial condition and results of operations. This risk may be highest among third-party distribution contracts that we may seek to terminate.

Any material disruption of our relationships with major providers of Internet distribution services, including Akamai, and payment services could adversely affect our business.

Third parties supply us with certain products and services that are integral to our business. For example, we depend on Akamai for the distribution of our security software, for software updates to our active users and for acceleration and caching of our Web pages. We consider the possibility of Akamai failing to be remote and we have not developed a formal back-up or business continuity plan in the event of Akamai’s failure. If Akamai’s systems were to fail, we would be able to accommodate the distribution of our software and software updates on our own systems, but the delivery of our content would be slower. These services are material to our business. Accordingly, any disruption in the relationship between us and Akamai or between us and one of our Internet payment service providers, including any disruption of service, or the existence of any dispute, may harm our business and results of operations.

We are exposed to risks associated with credit card fraud and credit card payment processing.

Our customers use credit and debit cards to pay for our services and products. We may suffer losses as a result of orders placed with fraudulent credit and debit cards. We, our payment providers and our reseller network may not have the means to detect or control payment fraud, which could have an adverse effect on our results of operations. The secure transmission of confidential credit and debit card information is essential to maintain customer and supplier confidence in us. Advances in technology or other developments could make it possible to compromise or breach the technology that we use to protect subscriber and transaction data. It is possible that our security measures may not prevent security breaches, and we may be unsuccessful in, protecting against these potential exposures. Security breaches, whether of our system or third party systems, could significantly harm our business or our reputation. In addition, we currently do not adhere to the Payment Card Industry Data Security Standard, which is a worldwide information security standard defined by the Payment Card Industry Data Security Standards Council. The standard was created to help payment card industry organizations that process card payments prevent credit and debt card fraud through increased controls around data and its exposure to compromise. Efforts to mitigate and comply with the standard, or similar standards, and even the perception of a breach of such standards increase the risk that such incidents will lead to sanctions (including fines and other penalties), claims by banks, card holders and others and disclosure leading to public knowledge of such incidents, potentially causing reputational damage to our business.

For credit and debit card transactions we pay interchange and other fees which may increase over time and raise our operating costs and lower profitability. In addition, our credit card fees may be increased by credit card companies if our chargeback rate, or the rate of payment refunds, exceeds certain minimum thresholds. If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or for all credit card transactions, may be further increased, and credit card companies may increase our fees or terminate their relationship with us. Any increase in the credit card fees we are required to pay could adversely affect our results of operations and cash flows. The termination of our ability to process payments on any major credit or debit card could significantly impair our ability to operate and grow our business.

We are also subject to rules regarding payments of disputed charges, and if we have disputed charges over the permitted amount, we could be subject to fines and penalties and our ability to use credit cards and debit cards as a payment mechanism may be terminated. We rely on third parties to provide payment processing services, including the processing of credit and debit cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us on commercially reasonable terms or at all. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted or otherwise make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process or facilitate other types of online payments, and our business and operating results could be adversely affected.

We may be unable to obtain additional financing or generate sufficient cash flows to make additional investments or fund potential acquisitions.

We may need to raise additional funds in the future in order to invest in or acquire complementary businesses, technologies, products or services. Additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience further dilution of your ownership interest. If we raise additional funds by issuing debt securities or obtaining loans from third parties, the terms of those debt securities or financing arrangements may include covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. If additional financing is not available or is not available on acceptable terms when required, we may be unable successfully to develop or enhance our security software solutions, which could materially adversely affect our business, results of operations and financial condition.

Our indebtedness could affect our financing options and liquidity.

On March 15, 2011, we borrowed $235 million under our credit agreement. In addition, our credit agreement permits us to request up to an additional $100 million in borrowings subject to lender consent and covenant compliance. Our indebtedness is secured by substantially all of our assets and could have important consequences to our business or the holders of our ordinary shares, including:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

•

requiring a significant portion of our net cash provided by operations to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other purposes;

•	making us more vulnerable to economic downturns, interest rate changes and limiting our ability to withstand competitive pressures; and

•	preventing us from paying dividends on our ordinary shares.

We are subject to debt covenants that impose operating and financial restrictions on us and could limit our ability to grow our business.

Covenants in our credit agreement impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things, our incurrence of additional indebtedness, creation of certain types of liens, mergers or consolidations, asset sales, payment of dividends, investments and transactions with affiliates. These restrictions could limit our ability to take advantage of business opportunities. Furthermore, our indebtedness requires us to maintain a maximum leverage ratio and a minimum interest coverage ratio. Our ability to comply with this ratio may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with the covenants and ratios in our credit agreement in the future, we may be in default under the agreement. A change in control, including our current shareholders’ failing to continue to own at least 30% of our issued share capital, would also constitute an event of default. A default would result in an increase in the rate of interest and may cause the loan to be accelerated. These developments could have a material adverse effect on our business.

Changes in the relative value of currencies against the U.S. dollar could adversely affect our results of operations.

At the parent company level, our reporting currency is the U.S. dollar and our revenue and costs are reported in U.S. dollars. The majority of our revenue is earned in U.S. dollars while a significant portion is earned in British pounds sterling, Czech crowns and euros. A substantial portion of our costs are incurred in Czech crowns.

We are exposed to transaction currency risk from fluctuations in exchange rates between the U.S. dollar and British pound sterling, Czech crown and euro. In addition, we are exposed to translational risk resulting from our international sales denominated in currencies other than U.S. dollars and the resulting foreign currency balances held on our balance sheet. We enter into foreign exchange contracts to hedge much of our transactional exposure between the U.S. dollar and British pound sterling, Czech crown and euro. However, these hedging arrangements may not fully protect us from currency risk. In addition, due to Czech regulations, the functional currency of our primary Czech operating subsidiary is the Czech crown. This gives rise to a profit and loss revaluation charge on the U.S. dollar denominated assets of that Czech subsidiary. We manage this balance sheet exposure but do not use financial instruments to hedge these positions as we believe these are technical accounting exposures only. As a result, currency exchange rate fluctuations could adversely affect our results of operations and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements would be impaired, which could adversely affect our operating results, our ability to operate our business and our share price.

We must ensure that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis. Section 404 of the Sarbanes-Oxley Act will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. We are only at the beginning stages of implementing systems and controls to comply with Section 404. In addition, we may need to implement additional systems and controls with respect to new acquisitions and as our business model evolves. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could identify areas for further attention or improvement, including identifying issues that individually or taken together could represent a significant deficiency or material weakness in our internal control over financial reporting.

Implementing changes to our internal controls will require compliance training for our directors, officers and employees, will entail substantial costs to modify our accounting systems and may take a significant period of time to complete. For instance, we have no existing risk compliance staff. Such changes may not, however, be effective in maintaining the adequacy of our internal control over financial reporting and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal control over financial reporting is inadequate or that we are unable to produce accurate financial statements may materially adversely affect our share price.

We will have new compliance burdens as a public company and as a foreign company reporting in the United States.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules of the Securities and Exchange Commission, or SEC, and the NYSE impose various requirements on public companies beyond establishment and maintenance of effective disclosure and financial controls. We will need to strengthen our internal procedures in a range of areas to match the standards expected of public companies. In addition, our entry into the U.S. capital markets imposes new and complex tax burdens and disclosure obligations unfamiliar to us as a company foreign to the United States. Similarly, our financial statements historically were prepared and will continue to be prepared in accordance with international financial reporting standards as adopted by the European Union, but in connection with this offering we have prepared and will continue to prepare our financials under U.S. GAAP as well. Compliance with these laws and standards will increase our legal, insurance and financial compliance costs and consume staff and management time, particularly while we are setting up new compliance initiatives, potentially harming our business and financial position.

Risks Relating to this Offering and Ownership of our Ordinary Shares

There is no existing market for our ordinary shares and we do not know whether one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE, or otherwise or how liquid that market might become. The initial public offering price for our ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering.

Our share price may be volatile due to fluctuations in our quarterly financial results or other factors and you could lose a significant part of your investment.

Actual or anticipated fluctuations in our quarterly financial or operating results, the risks described above and additional factors listed below, some of which are beyond our control, may cause significant volatility in our share price. These additional factors include:

•	the failure of financial analysts to cover our ordinary shares after this offering or changes in financial estimates by analysts;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

The initial public offering price per ordinary share is substantially higher than our net tangible book value per ordinary share immediately after this offering and you will incur immediate and substantial dilution for this reason and due to expected option exercises in connection with this offering, as well as, if applicable, conversion rate adjustments for the Class D shares at certain prices below the range set forth on the front cover of this prospectus.

The initial public offering price per ordinary share is substantially higher than our net tangible book value per ordinary share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting our liabilities. Investors who purchase ordinary shares in this offering will be diluted by             per share after giving effect to the sale of ordinary shares in this offering and the exercise of options expected to be exercised at the closing of this offering. See “Dilution.” Furthermore, if the initial public offering price is below $14.85, assuming that the closing of this offering occurs on or around February 7, 2012, the holder of the Class D preferred shares will be entitled to additional ordinary shares such that the value of the ordinary shares such holder receives upon conversion will be $178.2 million, causing additional dilution to investors who purchase ordinary shares in this offering. See “Description of Share Capital—Share Capital—Share Conversion.” If we grant options in the future to our employees and those options are exercised, or if other issuances of ordinary shares are made, there will be further dilution.

Our management will have broad discretion over the use of the proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds to us from this offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from this offering in ways that increase the value of your investment. As described in “Use of Proceeds,” we have not allocated the net proceeds from this offering for any specific purpose. Until we use the net proceeds to us from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results.

Following this offering, a substantial sale of our ordinary shares, or a perception that such sales may occur, could cause the price of our ordinary shares to decline.

In connection with this offering, the selling shareholders have agreed to certain restrictions on the sale or other disposition of our ordinary shares or any shares or other securities convertible into, or exercisable or exchangeable for, our ordinary shares, except with the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. (subject to certain exceptions). The selling shareholders have agreed to a lock-up period of 180 days from the date of the final prospectus relating to this offering. We cannot predict whether substantial numbers of our ordinary shares will be sold by the selling shareholders or others in the open market following the expiration of the applicable lock-up period, or during the lock-up period with the prior consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. A future sale of a substantial number of our ordinary shares by the selling shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and could also impede our ability to raise capital through an issue of ordinary shares in the future.

The selling shareholders will continue to exert significant influence on us following this offering.

Following the closing of this offering and assuming no exercise of the underwriters’ over-allotment option, the selling shareholders will continue to beneficially own an aggregate of approximately         % of our outstanding ordinary shares. In case of full exercise of the over-allotment option, approximately         % of our issued share capital will be owned by the selling shareholders. As a result, the selling shareholders will be in a position to exert significant influence over the outcome of matters submitted to a vote of our shareholders, including matters such as approval of the financial statements, declarations of dividends, the appointment and removal of the members of our management board and our supervisory board, capital increases and amendments to our articles of association. In addition, following completion of this offering, four of the members of our supervisory board will be affiliated with the selling shareholders.

In addition, the selling shareholders’ significant shareholdings in us may have the effect of making certain transactions more difficult without the support of the selling shareholders and may have the effect of delaying or preventing our acquisition or other change in control.

Anti-takeover provisions in our articles of association may prevent or delay change-of-control transactions.

Our articles of association contain provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•	the staggered four-year terms of our supervisory board members, as a result of which only approximately one-fourth of our supervisory board members will be subject to election in any one year;

•

a provision that our management board and supervisory board members may only be removed at the general meeting of shareholders by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital if such removal is not proposed by our supervisory board;

•

the authorization of a class of preference shares that may be issued by our management board, subject to the approval of our supervisory board, in such a manner as to dilute the interest of any potential acquirer;

•

requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board; and

•	minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings.

We are a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our management board and supervisory board are required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Description of Share Capital—Corporate Governance.”

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, for fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of the New York Stock Exchange, we will rely on certain home country governance practices rather than the corporate governance requirements of the New York Stock Exchange.

We will be a foreign private issuer. As a result, in accordance with the listing requirements of the NYSE, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of the NYSE. For an overview of our corporate governance principles, see

“Description of Share Capital—Corporate Governance,” including the section describing the differences between the corporate governance requirements applicable to our ordinary shares listed on the NYSE and the Dutch corporate governance requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. The principles and best practice provisions apply to our management board and our supervisory board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the best practice provisions of the DCGC. See “Description of Share Capital—Dutch Corporate Governance.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We expect that only a relatively small percentage of our ordinary shares will be publicly traded following this offering, which may limit the liquidity of your investment and may have a material adverse effect on the price of our ordinary shares.

After this offering,                  of our ordinary shares, representing         % of our outstanding ordinary shares, will be held by parties other than the selling shareholders, directors, senior management, existing shareholders holding 5% or more of our ordinary shares and their respective affiliates. As a result, we expect that only a relatively small number of our ordinary shares will be actively traded in the public market following this offering. Reduced liquidity may have a material adverse effect on the price of our ordinary shares.

You will not be able to trade our ordinary shares on any exchange outside the United States.

We have applied to list our ordinary shares only in the United States on the NYSE and we have no plans to list our ordinary shares in any other jurisdiction. As a result, a holder of our ordinary shares outside the United States may not be able to effect transactions in our ordinary shares as readily as the holder may if our securities were listed on an exchange in that holder’s home jurisdiction.

We may not be able and currently have no intention to pay further dividends for the foreseeable future.

Payment of future dividends may be made only if our equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves required to be maintained by law or by our articles of association. We currently intend to retain future earnings, if any, to finance the growth and development of our business. Also, our credit agreement restricts the payment of dividends to holders of our ordinary shares. As a result, we currently have no intention to pay dividends apart from payment of accrued and unpaid dividends on our Class D preferred shares in connection with the automatic conversion of such preferred shares into ordinary shares upon the closing of this offering. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

Raising additional capital by issuing securities may cause dilution to existing shareholders, restrict our operations or require us to relinquish proprietary rights.

We may in the future seek the additional capital necessary to fund acquisitions through public or private equity offerings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, unless pre-emptive rights are granted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends.

Certain holders of our ordinary shares, including holders in the United States, may not be able to exercise pre-emptive rights and as a result may experience substantial dilution upon future issuances of ordinary shares.

Holders of our ordinary shares will in principle have a pre-emptive right with respect to any issue of ordinary shares or the granting of rights to subscribe for ordinary shares, unless explicitly provided otherwise in a resolution by the general meeting of shareholders or by a resolution of our management board with the approval by our supervisory board (if our management board has been designated by the general meeting of shareholders or the articles of association for this purpose). See “Description of Share Capital—Issuance of New Ordinary Shares and Pre-Emptive Rights.” However, certain holders of ordinary shares, including holders in the United States, may not be able to exercise pre-emptive rights unless local securities laws have been complied with. Specifically, certain holders in the United States of ordinary shares may not be able to exercise any pre-emptive rights in respect of ordinary shares held by them unless a registration statement under the Securities Act is effective with respect to ordinary shares issuable upon exercise of such rights or an exemption from the registration requirements under the Securities Act is available. We currently have no intention of filing such a registration statement and can give no assurance that any such registration statement would be filed or that any exemption from registration would be available to enable the exercise of a United States holder’s pre-emptive rights. As a result, in the future we may sell ordinary shares or other securities to persons other than our existing shareholders at a lower price than the ordinary shares being sold in the initial public offering, which would cause holders in the United States to experience substantial dilution of their interest in us. Similar laws may apply in other jurisdictions.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, the members of our management board, certain members of our supervisory board, certain members of our senior management and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. Under current practice however, a Dutch court may be expected to recognize the binding effect of a final, conclusive and enforceable money judgment of a federal or state court in the United States without re-examination or re-litigation of the substantive matters adjudicated thereby, if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the U.S. federal or state court has been based on internationally accepted principles of private international law.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our management board or supervisory board, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our management board or supervisory board, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

U.S. investors could suffer adverse U.S. federal income tax consequences if we are a “passive foreign investment company.”

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, rents and royalties.

Based upon the projected composition of our income and assets and estimates of the valuation of our assets, including goodwill, which is based, in part, on the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for the 2012 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC is an annual test based on the composition of our income and assets and the value of our assets from time to time. Because we expect to continue to hold following this offering a substantial amount of cash and other passive assets and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ordinary shares, which is likely to fluctuate after this offering, we cannot assure you that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. In addition, if we are a PFIC for any year, we do not intend to provide information necessary for a U.S. holder to make a qualified electing fund election, which if available could in certain circumstances help mitigate the adverse consequences of PFIC status. Accordingly, if we are a PFIC for any year, a U.S. holder will not be able to make this election. See “Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

Dutch dividend withholding tax may be levied on dividends and similar distributions made by us to our shareholders at the statutory rate of 15%. If dividend distributions are structured as a repayment of capital or a repurchase of shares, Dutch withholding tax may still be due at 15%. Such repayment of capital or repurchase of shares will be exempt from dividend withholding tax only in limited circumstances. See also the section titled “Material Tax Considerations” below.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements about us, our markets and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors as described in detail under the section titled “Risk Factors” in this prospectus that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future net sales, projected expenses, prospects and plans and objectives of management are forward-looking statements.

In some cases, you can also identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negatives of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words.

All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our growth strategies;

•	our future prospects, business development, results of operations and financial condition;

•	changes to the online and computer threat environment and the endpoint security industry;

•	competition from local and international companies, new entrants in the market and changes to the competitive landscape;

•	the adoption of new, or changes to existing, laws and regulations;

•	flaws in the assumptions underlying the calculation of the number of our active users;

•	the termination of or changes to our relationships with our partners and other third parties;

•	our plans to launch new products and online services and monetize our full user base;

•	our ability to attract and retain active and subscription users;

•	our ability to retain key personnel and attract new talent;

•	our ability to adequately protect our intellectual property;

•	flaws in our internal controls or IT systems;

•	our geographic expansion plans;

•	the anticipated costs and benefits of our acquisitions;

•	the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights;

•	our legal and regulatory compliance efforts;

•	our planned use of proceeds; and

•	worldwide economic conditions and their impact on demand of our products and services.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by DomainTools.com, IDC and Forrester Research Inc. or other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we, the selling shareholders nor the underwriters have independently verified the accuracy or completeness of this information.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million from the sale of                  ordinary shares in this offering, assuming an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the proceeds of this offering for general corporate purposes, including, without limitation, investments in property and equipment and intangible assets. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, teams or businesses that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or make any such material investments. We have no specific plans or commitments with respect to the proceeds to us from this offering and therefore are unable to quantify the allocation of such proceeds among various potential uses at this time. Our management will have significant flexibility and discretion in applying the net proceeds of this offering.

We will not receive any proceeds from the sale by the selling shareholders in this offering, the net proceeds of which will be received by the selling shareholders, or from the sale by the selling shareholders of the over-allotment shares upon an exercise (if any) of the over-allotment option, the net proceeds of which will be received by the selling shareholders. The selling shareholders will include certain entities affiliated with or controlled by members of our supervisory board.

DIVIDEND POLICY

We currently intend to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. As a result, we currently have no intention to pay dividends and will not make additional distributions or dividends in respect of the year ended December 31, 2012 apart from payment of accrued and unpaid dividends on our Class D preferred shares in connection with the automatic conversion of such preferred shares into ordinary shares upon the closing of this offering. The amount of such accrued dividends will be equal to (1) approximately $1.8 million, which would have been the amount of accrued dividends if the closing had occurred on December 31, 2011, plus (2) approximately $20,000 per day for the period from December 31, 2011 to the date of the closing.

General

We may make distributions to shareholders only to the extent that the Company’s equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves we are required to maintain pursuant to our articles of association or the provisions of applicable law. Any distribution of profits will be made after the adoption of the annual accounts showing that such distribution of profits is permitted.

Under our articles of association, our management board determines, subject to the approval of our supervisory board, what portion of our profits will be reserved. Any profits remaining will be put at the disposal of the general meeting of shareholders. Our management board, with the approval of the supervisory board, is required to make a proposal for that purpose, which is then dealt with as a separate agenda item at the general meeting of shareholders. Our management board is permitted, subject to certain requirements and subject to approval of our supervisory board, to declare interim dividends without the approval of the general meeting of shareholders. See “Description of Share Capital—Dividends and Other Distributions.”

Our management board may, subject to the approval of our supervisory board, resolve to make distributions on the ordinary shares not in cash, but in ordinary shares, or resolve that shareholders shall have the option to receive a distribution in cash and/or in ordinary shares, provided that our management board is designated by the general meeting of shareholders as the competent corporate body to resolve to issue ordinary shares. See “Description of Share Capital—Issuance of New Ordinary Shares and Pre-Emptive Rights.”

In addition, our term loan facility restricts the payment of dividends to holders of our ordinary shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

In principle, dividend payments are subject to withholding tax in the Netherlands. See “Material Tax Considerations.”

Dividend History

The number of our outstanding shares as of December 31, 2008, 2009 and 2010 was, respectively, 45 million, 48 million and 48 million, as adjusted for a share issuance having the effect of a 10 for 1 share split, or the Share Split, that occurred in 2009. The following table sets forth details of dividends paid on the then-outstanding shares in the past three years, also as adjusted for the Share Split. It shows the dividend per ordinary share, dividend per preferred share and the aggregate dividends paid.

	Year ended December 31,
	2008	2009	2010
Cash dividends declared per ordinary share	$0.44	$3.28	$0.83
Cash dividends declared per preferred share	—	—	$1.43
Total dividends paid	$20,000,000	$118,066,000	$47,210,000

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2011. Our cash and cash equivalents and capitalization are presented:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion upon the closing of this offering of all classes of our outstanding shares into the same number of ordinary shares, with all special rights associated with the existing classes of shares ceasing to be applicable, and the payment in cash of accrued and unpaid dividends on our Class D preferred shares in connection with such conversion (assuming a closing on September 30, 2011), such conversion referred to as the Share Conversion; and

•

on a pro forma, as adjusted basis to reflect the Share Conversion and payment of associated dividends and to give effect to the sale of ordinary shares by us in this offering (at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us),             ordinary shares that are issuable to the sellers of TuneUp immediately upon the closing of this offering (assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, and a euro/U.S. dollar exchange rate of $1.44 per euro), which shares will remain in escrow following this offering subject to satisfaction of certain vesting criteria, including continuing employment by TuneUp of the sellers of TuneUp, the use of proceeds therefrom and our receipt of the proceeds from the exercise of share options to purchase                  ordinary shares,                  of which will be sold in this offering.

You should read this table together with the sections of this prospectus titled “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes beginning on page F-1.

The table below shows what the capitalization would have been had the Share Conversion already been completed on such date and adjusted to reflect the net proceeds of this offering and assuming that the over-allotment option has not been exercised.

	As of September 30, 2011
	(unaudited)
	Actual	Pro forma	Pro forma, as adjusted
	(in thousands)
Cash and cash equivalents	$73,288	$71,486	$

Long-term debt	225,155	225,155
Class D preferred shares	191,954	—
Shareholders’ deficit
Ordinary shares	476	639
Distributions in excess of capital	(389,861)	(199,872)
Accumulated other comprehensive loss	(4,482)	(4,482)
Retained earnings	72,841	72,841

Total shareholders’ deficit	(321,026)	(130,874)

Total capitalization	$96,083	$94,281

DILUTION

If you invest in our ordinary shares, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value per ordinary share after this offering.

Dilution will result from the fact that the per share offering price of our ordinary shares is substantially in excess of the book value per share attributable to the existing shareholders for our currently outstanding ordinary shares.

The historical net tangible book value of our ordinary shares (on an as-converted basis) as of September 30, 2011 was $(4.72) per share. Historical net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of outstanding ordinary shares. After giving effect to (i) the Share Conversion and payment of associated dividends, (ii) the sale of                  ordinary shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the application of the net proceeds we will receive from this offering in the manner described in “Use of Proceeds,” and (iv) our receipt of the proceeds from the exercise of share options to purchase                 ordinary shares,                 of which will be sold in this offering, the pro forma as adjusted historical net tangible book value of our ordinary shares as of September 30, 2011 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value of $         per share to existing shareholders and an immediate dilution of $ per share to new investors purchasing shares in this offering. The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2011	$(4.72)

Increase per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors		$

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial offering price per share. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our pro forma as adjusted net tangible book value by $         per share and increase (decrease) the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2011, the number of ordinary shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing shareholders and by the new investors, at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The following table is illustrative only and the total consideration paid and the average price per share is subject to adjustment based on the actual initial public offering price per share and other terms of this offering determined at pricing.

	Shares Purchased		Total Consideration (in thousands)				Average Price per Share
	Number	Percent	Amount		Percent
Existing shareholders	48,000,000	%		$48,661		%	$1.01
Holders of options expected to be exercised at the closing of this offering
New investors

Total		100%	$		100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to              or approximately     % of the total ordinary shares outstanding after this offering, or              shares or approximately     % of the total ordinary shares outstanding after this offering if the over-allotment option is exercised in full.

The number of shares to be purchased by new investors will be              shares or approximately     % of the total ordinary shares outstanding after this offering, or              shares or approximately     % of the total ordinary shares outstanding after this offering if the over-allotment option is exercised in full.

The foregoing discussion and tables are based on 48,000,000 ordinary shares issued and outstanding as of September 30, 2011, and:

•

includes              ordinary shares issuable upon the exercise of certain options outstanding as of September 30, 2011, at a weighted-average exercise price of $             per share, which are held by certain of the selling shareholders and are expected to be exercised at the closing of this offering,              of which are being sold in the offering for the purpose of payment of the exercise price of these options and certain potential associated tax liabilities (see “Principal and Selling Shareholders”);

•

excludes              ordinary shares issuable upon the exercise of options outstanding as of September 30, 2011, at a weighted-average exercise price of $             per share, which are not expected to be exercised at the closing of this offering;

•

excludes              ordinary shares that are issuable to the sellers of TuneUp immediately upon the closing of this offering, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, and a euro/U.S. dollar exchange rate of $1.44 per euro, which shares will remain in escrow following this offering subject to satisfaction of certain vesting criteria, including continuing employment by TuneUp of the sellers of TuneUp;

•

excludes              ordinary shares issuable upon the exercise of options expected to be granted immediately following the pricing of this offering to certain members of our management and supervisory boards, certain members of senior management and certain other employees at an exercise price equal to the initial public offering price; and

•	excludes additional ordinary shares as of September 30, 2011 reserved for issuance under our amended and restated option plan.

To the extent that any additional outstanding options are exercised, new investors will experience further dilution. For example, if, immediately after this offering, the              options outstanding as of September 30, 2011 not reflected in the calculations above (as they will not be exercised at the closing of the offering) were exercised in full, our net tangible book value would be approximately $        , or $         per share, representing dilution of $         per share to new investors at the assumed initial public offering price of $         per share, the midpoint of the estimated price range shown on the cover page of this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On August 19, 2011, AVG Technologies GER GmbH, or AVG Technologies Germany, our wholly owned subsidiary, acquired 100% of the share capital of TuneUp Software GmbH, or TuneUp, a German based provider of intelligent software tools that enable users to optimize use of their operating systems and programs. Previously, on August 17, 2011, AVG Technologies CY Limited (formerly our wholly owned subsidiary, which has since merged into our wholly owned subsidiary AVG Netherlands B.V.), or AVG Technologies CY, entered into an Asset Purchase Agreement pursuant to which it acquired certain assets of TuneUp. The foregoing transactions are referred to below as the Acquisition. The total purchase price was approximately $45.0 million and included cash consideration of €23.9 million ($34.4 million), and contingent cash consideration of up to €10.0 million ($14.4 million), which we have estimated to have a fair value of €7.4 million ($10.6 million), which is contingent on TuneUp meeting certain EBITDA and revenue targets for the full year 2011 generated by TuneUp. We incurred acquisition-related transaction costs of $1.8 million, which will be recorded in general and administrative expenses subsequent to the Acquisition.

As part of the Acquisition and apart from the contingent cash consideration above, the former owners of TuneUp will receive shares of AVG with a total value of €11.5 million ($16.5 million), subject to their continued employment by TuneUp and other vesting conditions. We determined that this contingent equity component constitutes compensation for services and accordingly the value of the contingent equity component is not included as part of the purchase price for purposes of U.S. GAAP. We will recognize the expense relating to these shares over a four-year vesting period.

We are in the process of preparing the purchase price allocation. Therefore, the preliminary pro forma acquisition adjustments described in Note 2 are based on available information and certain assumptions made by our management and may be revised as additional information becomes available.

In connection with the pro forma financial information, we allocated the purchase price using our best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes in TuneUp’s business, the assumptions and estimates used herein could change significantly. The purchase price allocation is dependent upon certain valuations that are not yet final. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustment as additional information becomes available and as additional analyses are performed. The pro forma financial information does not reflect potential expenses and efficiencies that may result from combining the companies.

The unaudited pro forma condensed combined statements of comprehensive income for the year ended December 31, 2010 and the nine-month period ended September 30, 2011 illustrate the effect of the Acquisition as if it had occurred on January 1, 2010.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have resulted had the acquisition described above been consummated at the dates indicated, nor is it necessarily indicative of the results of operations which may be realized in the future.

The unaudited pro forma condensed combined statements of comprehensive income included herein has been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to these rules and regulations.

The unaudited pro forma condensed combined statements of comprehensive income and accompanying notes thereto should be read together with our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, the condensed consolidated financial statements for the nine months ended September 30, 2011, TuneUp’s financial statements for the year ended December 31, 2010 and TuneUp’s condensed consolidated financial statements for the six months ended June 30, 2011, included elsewhere in this prospectus.

The unaudited pro forma condensed combined statement of comprehensive income for the nine months ended September 30, 2011 of AVG includes TuneUp’s post-acquisition results from August 19, 2011 to September 30, 2011. TuneUp’s separate financial information disclosed in the unaudited pro forma condensed combined statement of comprehensive income for the nine months ended September 30, 2011 consists of pre-acquisition results from January 1, 2011 to August 18, 2011.

Due to our application of business combination accounting rules, we are required to reduce deferred revenue balances at acquired companies to the estimated fair value, at the acquisition date, of the support obligations assumed. As TuneUp does not have vendor-specific evidence of fair value for sales of its software license agreements, it recognizes all fees generated in a contract over the expected term for providing post-contract customer support, or PCS, services, which TuneUp’s management has deemed as being two years. As a consequence of this revenue recognition policy, Tune Up’s total deferred revenue on the date of acquisition was $14.9 million, including deferred license fees for delivered products, whereas the fair value of deferred revenue is made up only of the support obligations for acquisition accounting purposes and is preliminarily estimated to be $1.2 million. Accordingly, we will not be able to recognize approximately $3.1 million of revenue in the fourth quarter of 2011 and $8.3 million in 2012, which would have been recognized had TuneUp remained an independent company. To the extent customers chose to take advantage of the additional functionality in TuneUp’s new software products and buy upgrades of existing perpetual license arrangements, we will recognize revenues earned on the software license and related PCS over the expected term for providing PCS services. The acquired business is currently cash flow positive.

AVG Technologies N.V.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income

(in thousands of U.S. Dollars—except share and per share information)

	AVG Technologies	TuneUp
	Year ended December 31, 2010	Year ended December 31, 2010	Pro Forma Adjustments		Combined
Revenue:
Subscription	$166,904	$11,242	—		$178,146
Platform-derived	50,314	—	—		50,314

Total revenue	$217,218	$11,242	—		$228,460

Cost of revenue:
Subscription	26,686	818	$1,587	2A	29,091
Platform-derived	2,293	—	—		2,293

Total cost of revenue	28,979	818	1,587		31,384

Gross profit	188,239	10,424	(1,587)		197,076
Operating expenses:
Sales and marketing	58,562	6,913	—		65,475
Research and development	23,364	3,772	—		27,136
General and administrative	40,683	2,175	10,235	2B	53,093

Total operating expenses	122,609	12,860	10,235		145,704

Operating income (loss)	65,630	(2,436)	(11,822)		51,372
Other income (expense):
Interest income	52	12	—		64
Interest expense	(23)	(1)	—		(24)
Other, net	1,693	53	—		1,746
Translation loss reclassified from other comprehensive income	—	—	—		—

Other income (expense), net	1,722	64	—		1,786

Income before income taxes and loss from investment in equity affiliate	67,352	(2,372)	(11,822)		53,158
Provision for income taxes	(9,394)	(470)	620	2C	(9,244)
Loss from investment in equity affiliate	(46)	—	—		(46)

Net income	$57,912	$(2,842)	$(11,202)		$43,868
Other comprehensive income (loss):	(1,734)	578	—		(1,156)

Comprehensive income	$56,178	$(2,264)	$(11,202)		$42,712

Net income available to ordinary shareholders	$38,026				27,493
Net income (loss) per common share
Basic	$1.06				$0.76
Diluted	$0.99				$0.70
Weighted-average shares outstanding
Basic	36,000,000				36,000,000
Diluted	38,585,664				39,337,437

AVG Technologies N.V.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income

(in thousands of U.S. Dollars—except share and per share information)

	AVG Technologies	TuneUp
	Nine months ended September 30, 2011	Period begun January 1, 2011 and ended August 18, 2011	Pro Forma Adjustments		Combined
Revenue:
Subscription	$130,071	$9,114	$—		$139,185
Platform-derived	68,022	—	—		68,022
Sale of intellectual property to AVG	—	7,147	(7,147)	2D	—

Total revenue	198,093	16,261	(7,147)		207,207

Cost of revenue:
Subscription	17,287	397	1,190	2A	18,874
Platform-derived	6,517	—	—		6,517
Sale of intellectual property to AVG	—	—	—		—

Total cost of revenue	23,804	397	1,190		25,391

Gross profit	174,289	15,864	(8,337)		181,816
Operating expenses:
Sales and marketing	53,904	4,132	—		58,036
Research and development	24,478	2,826	—		27,304
General and administrative	35,984	3,202	1,847	2B	41,033

Total operating expenses	114,366	10,160	1,847		126,373

Operating income (loss)	59,923	5,704	(10,184)		55,443
Other income (expense):
Interest income	38	—	—		38
Interest and finance costs	(11,319)	—	—		(11,319)
Other, net	(997)	115	—		(882)

Other income (expense), net	(12,278)	115	—		(12,163)

Income before income taxes and loss from investment in equity affiliate	47,645	5,819	(10,184)		43,280
Benefit (Provision) for income taxes	52,212	(1,703)	1,372	2E	51,881
Loss from investment in equity affiliate	(180)	—	—		(180)

Net income	99,677	4,116	(8,812)		$94,981
Other comprehensive income (loss):	(2,910)	(834)	—		(3,744)

Comprehensive income	$96,767	$3,282	$(8,812)		$91,237

Net income available to ordinary shareholders	$66,758				$63,236
Net income (loss) per common share
Basic	$1.85				$1.75
Diluted	$1.72				$1.61
Weighted-average shares outstanding
Basic	36,000,000				36,187,943
Diluted	38,837,773				39,227,740

AVG Technologies N.V.

Notes to the Unaudited Pro Forma Combined Condensed Financial Information

(in thousands of U.S. Dollars—except share and per share information)

1. Preliminary Purchase Price Allocation

The total purchase price for TuneUp is allocated to acquired tangible and intangible assets and liabilities assumed based on preliminary estimates of their respective fair values as of the date of the Acquisition as determined by us and a third-party valuation firm. The preliminary allocation of the purchase price was initially allocated to the fair values of the assets acquired and liabilities assumed as follows:

Fair value
Assets acquired:
Cash and cash equivalents(1)	$2,567
Trade accounts receivable, net	829
Inventories	74
Prepaid expenses and other current assets	2,019
Property and equipment, net	815
Intangible assets(2)	17,152
Goodwill(3)	28,689
Total assets acquired	52,145

Liabilities assumed:
Accounts payable	658
Accrued and other liabilities	1,940
Deferred revenues(4)	1,157
Deferred taxes	3,370

Total liabilities assumed	7,125
Net assets acquired	$45,020

Components of consideration:
Cash consideration paid(1)	$34,430
Cash consideration expected to be paid in earn out payments(5)	10,590

$45,020

(1)	Included in cash consideration paid is euro 5 million ($7.1 million) paid by AVG Technologies CY in exchange for the internally developed intellectual property of TuneUp, which was received by TuneUp on August 17, 2011, prior to the closing of the Acquisition. This has been adjusted from the cash and cash equivalents at acquisition of TuneUp along with a dividend payment of euro 3.5 million ($5.0 million) paid to the founders of TuneUp, which was paid using the funds received from AVG Technologies CY immediately prior to the closing of the Acquisition.
(2)	Intangible assets included developed technology of $6.3 million, customer relationships of $1.4 million, and brand and domain names of $9.4 million. Developed technology, customer relationships, brand and domain names and other intangibles are amortized over their estimated useful lives of four years, five years, eight years and four years, respectively.
(3)	Deferred revenue on acquisition at historic cost was $14.9 million, which has been estimated to have a fair value on acquisition of $1.2 million, to reflect the cost of the fulfillment of our obligations to existing customers.
(4)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of TuneUp software with the Company’s existing solutions.
(5)	Contingent cash consideration up to euro 10.0 million or $14.4 million, which has been estimated to have a fair value by the Company at $10.6 million, is contingent based on the EBITDA value achieved and revenues generated from sales of TuneUp during the full year 2011.

The preliminary valuation of the identifiable intangible assets acquired was based on management’s estimates, currently available information and reasonable and supportable assumptions. The allocation was generally based on the fair value of these assets determined using the income and market approaches. Of the total purchase price, $17.1 million was allocated to amortizable intangible assets. These intangible assets included developed technology of $6.3 million, brand and domain names of $9.4 million and customer relationships of $1.4 million, which will be amortized over their estimated useful lives of five years, eight years, and five years, respectively.

2. Pro Forma Adjustments

The accompanying unaudited pro forma condensed combined financial information has been prepared as if the Acquisition was completed on September 30, 2011 for balance sheet purposes and on January 1, 2010 for purposes of the statements of comprehensive income and reflects the following pro forma adjustments:

(A)	adjustments to cost of revenue represent amortization of intangibles of $1.6 million and $1.2 million for the year ended December 31, 2010 and nine months ended September 30, 2011, respectively;

(B)	adjustments to general and administrative expenses represent amortization of intangibles of $1.5 million and $1.1 million and share-based compensation of $8.7 million and $3.4 million for the year ended December 31, 2010 and nine months ended September 30, 2011, respectively and adjustments to eliminate acquisition related costs incurred of $2.7 million in the historic statements of comprehensive income for the nine months ended September 30, 2011 of both the Company ($1.8 million) and TuneUp ($0.9 million), respectively. As part of the Acquisition, the former owners of TuneUp will receive shares of AVG Technologies N.V. with a total value of €11.5 million ($16.5 million) subject to their continued employment with TuneUp and other vesting conditions;

(C)	adjustment to record the tax effect of the amortization of intangibles of $0.6 million for the year ended December 31, 2010. This estimate could change based on changes in the applicable tax rates and finalization of our tax position following the Acquisition;

(D)	adjustment to revenue represents elimination of the consideration received by TuneUp from AVG Technologies CY in exchange for the internally developed intellectual property of $7.1 million, which was part of the Acquisition and which was received by TuneUp on August 17, 2011, prior to the closing of the Acquisition; and

(E)	adjustment to record the tax effect of the revenue reversal, amortization of intangibles and elimination of acquisition related costs of $1.4 million for the nine months ended September 30, 2011. This estimate could change based on changes in the applicable tax rates and finalization of our tax position following the Acquisition.

The pro forma basic and diluted net income per share in the Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income is based on the historical number of our outstanding ordinary shares used in computing basic and diluted net income per share, adjusted for the impact of shares to be issued and assumed to have been issued to TuneUp former owners as discussed in adjustment B above for the period ending December 31, 2010 and September 30, 2011.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We have derived the following consolidated statement of comprehensive income data for 2006 and 2007 and consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our unaudited consolidated financial statements not included in this prospectus and the following consolidated statement of comprehensive income data for 2008, 2009 and 2010 and consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. The financial data for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. Operating expenses were calculated on a different basis for the year ended December 31, 2006, than for later years. Where such figures cannot be made consistent with those for later years without unreasonable effort and expense, they have been excluded. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our reporting currency is the U.S. dollar. Our historical results are not necessarily indicative of our results to be expected in any future period. We have prepared the financial statements included in this prospectus in accordance with U.S. GAAP.

	Year ended December 31,					Nine months ended September 30,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except for share data and per share data)
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	$15,901	$52,010	$104,762	$151,365	$166,904	$125,417	$130,071
Platform-derived	—	—	9,079	30,603	50,314	34,373	68,022

Total revenue	15,901	52,010	113,841	181,968	217,218	159,790	198,093
Cost of revenue:(1)
Subscription	7,272	14,611	24,458	30,112	26,686	19,736	17,287
Platform-derived	—	—	—	1,308	2,293	1,801	6,517
Total cost of revenue	7,272	14,611	24,458	31,420	28,979	21,537	23,804

Gross profit	8,629	37,399	89,383	150,548	188,239	138,253	174,289
Operating expenses:(1)
Sales and marketing		17,826	26,963	45,988	58,562	39,007	53,904
Research and development		6,190	13,725	19,533	23,364	16,730	24,478
General and administrative		9,763	18,997	24,404	40,683	29,371	35,984

Total operating expenses	15,604	33,779	59,685	89,925	122,609	85,108	114,366
Operating income	(6,975)	3,620	29,698	60,623	65,630	53,145	59,923
Other income (expense), net	(973)	(1,363)	1,313	(1,600)	1,722	1,377	(12,278)

Income (loss) before income taxes and loss from investment in equity affiliate	(7,948)	2,257	31,011	59,023	67,352	54,522	47,645
Benefit/provision for income taxes	1,291	(506)	(1,643)	(6,538)	(9,394)	(6,748)	52,212
Loss from investment in equity affiliate	—	—	—	—	(46)	—	(180)

Net income (loss)	(6,657)	1,751	29,368	52,485	57,912	47,774	99,677
Preferred share dividends	—	—	—	(1,802)	(7,210)	(5,407)	(5,406)
Distributed and undistributed earnings to preferred shares	—	—	—	—	(12,676)	(10,592)	(27,513)

Net income available to ordinary shareholders	$(6,657)	$1,751	$29,368	$50,683	$38,026	$31,775	$66,758

Earnings per ordinary share—basic(2)	$(0.15)	$0.04	$0.65	$1.19	$1.06	$0.88	$1.85

Earnings per ordinary share—diluted(2)	$(0.15)	$0.04	$0.62	$1.09	$0.99	$0.82	$1.72

Weighted-average ordinary shares outstanding—basic(2)	45,000,000	45,000,000	45,000,000	42,750,000	36,000,000	36,000,000	36,000,000
Weighted-average ordinary shares outstanding—diluted(2)	45,000,000	46,489,256	47,423,334	48,155,490	38,585,664	38,519,783	38,837,773

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income for the periods indicated as follows:
(2)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating earnings per ordinary share and weighted-average ordinary shares outstanding in 2006, 2007 and 2008, as this issuance of shares was in substance a recapitalization of our share capital.

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Cost of revenue	$85	$178	$61	$46	$17
Sales and marketing	604	2,520	2,049	1,323	614
Research and development	514	1,108	1,008	608	1,019
General and administrative	1,006	4,483	3,655	2,871	1,362

Total share based compensation expense	$2,209	$8,289	$6,773	$4,848	$3,012

Other operating metrics:

	As of December 31,					As of September 30,
	2006	2007	2008	2009	2010	2010	2011
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Cash dividends declared per ordinary share(1)	$0.13	$0.23	$0.44	$3.28	$0.83	$0.83	$4.53
Cash dividends declared per preferred share	—	—	—	—	$1.43	$1.28	$4.98

(1)	The shares issued in March 2009, which had the effect of a 10 for 1 share split, are considered as outstanding for purposes of calculating cash dividends declared per ordinary share in 2006, 2007 and 2008, as this issuance of shares was in substance a recapitalization of our share capital.

	For the year ended or as of December 31,			For the nine months ended or as of September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Adjusted net income(1) (unaudited, in thousands)	$33,084	$62,796	$67,192	$54,380	$104,836

Net cash provided by operating activities (in thousands)	$64,282	$79,483	$87,911	$61,843	$62,716

Net cash used in investing activities (in thousands)	$(3,318)	$(19,157)	$(15,340)	$(9,296)	$(46,552)

Net cash used in financing activities (in thousands)	$(21,522)	$(71,702)	$(54,367)	$(51,993)	$(6,963)

Free cash flow(2) (unaudited, in thousands)	$60,299	$72,680	$76,196	$56,526	$66,244

Active users(3) (unaudited, in millions)	83	99	98	98	106

Subscription users(4) (unaudited, in millions)	10	10	12	12	15

Revenue per average active user(5) (unaudited)	$1.53	$2.00	$2.21	$1.63	$1.94

(1)	Adjusted net income is defined as net income for the period, adding back share-based payments and acquisition-related intangible asset amortization expense less the consequent effect of taxes on such adjustments. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-U.S. GAAP Measures—Adjusted net income.”
(2)	Free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-U.S. GAAP Measures—Free cash flow.”
(3)	Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. For further detail on our definition and counting of active users, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Active and subscription users.”

(4)	Subscription users are a subset of active users who subscribe to one or more of our premium products. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Active and subscription users.”
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

	As of December 31,				As of September 30,
	2006	2007	2008	2009	2010	2011
	(in thousands)
	(unaudited)	(unaudited)	(unaudited)			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,462	$23,623	$58,585	$47,711	$63,146	$73,288
Working capital (deficit)	(10,443)	(26,581)	(13,933)	(41,804)	(34,234)	(80,305)
Goodwill and other intangible assets, net	5,522	23,242	21,970	40,711	42,213	97,680
Total assets	32,429	68,202	120,020	143,787	175,957	296,555
Deferred revenue, current	24,547	51,003	84,324	101,147	107,214	111,771
Deferred revenue, less current portion	8,518	17,401	20,321	27,925	28,213	28,396
Long-term debt	—	—	806	1,072	1,050	225,155
Total liabilities	41,734	83,443	124,450	159,518	176,717	425,627
Class D preferred shares(1)	—	—	—	191,954	191,954	191,954
Total shareholders’ deficit(1)	(9,435)	(15,241)	(4,430)	(207,685)	(192,714)	(321,026)

(1)	In connection with the initial investment in us in October 2009 by TA Coöperatief (which subsequently transferred such investment to TA Sárl), we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. At the same time we also issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. We recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of ordinary shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with our selected consolidated financial and operating data and the consolidated financial statements and notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus particularly in “Risk Factors” and “Special Note Regarding Forward-looking Statements.” We have prepared our consolidated financial statements in this prospectus in accordance with U.S. GAAP.

Overview

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile security software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to grow our user base to approximately 106 million active users as of September 30, 2011.

We believe that our community of approximately 106 million active users is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through online services represents a significant market opportunity for us.

Our product portfolio targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software. While a significant majority of our active users have been users of our free products and online services, we also offer products with premium functionality and enhanced customer support when customers purchase an annual or multi-year subscription. As of September 30, 2011, we had approximately 15 million subscription users. In addition, our online services, accessed primarily through our browser toolbar, provide dynamic secure search capabilities through agreements with leading Internet search providers. We have been successful in growing our product portfolio over time through internal development and select acquisitions.

We employ a differentiated business model focused on monetizing and expanding our user base through (i) subscription revenue from the sale of premium products and (ii) platform-derived revenue from value-add online services that are free to our users. While users often download our subscription solutions directly from our websites, we also utilize resellers and distributors globally, including CNET, Ingram Micro and Wal-Mart. In 2010 and for the nine months ended September 30, 2011, 69.4% and 74.2%, respectively, of our revenue was generated online, with the remainder generated through resellers and distributors. AVG Antivirus Free Edition has been downloaded more times than any other software on CNET’s Download.com website. Today, we derive substantially all of our platform-derived revenue through agreements with leading Internet search providers, in particular, Google. Our success has been built on our innovative, proven and self-reinforcing business model, which leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development.

We were founded in 1991 as a consumer-focused IT security company. While we have increased the breadth of our solutions over the years, we remain focused on our core mission of providing our users with differentiated solutions that simplify, optimize and secure their Internet experience, collectively providing peace of mind to a connected world.

Our development and business milestones include:

•

In 2000, after nearly a decade of operations selling anti-virus software as Grisoft, we introduced a free version of our anti-virus product to consumers, giving rise to our free-to-paid business model.

•

In 2006, we acquired the business and assets of Ewido and integrated its anti-spyware product into our portfolio as part of AVG Anti-Malware. This acquisition enabled us to launch AVG Internet Security, our first endpoint security solution deployed as a suite.

•

In 2007, we acquired Exploit Prevention Labs, which provided the technology for our AVG LinkScanner product. We also acquired F1 Services, an AVG distributor in the United Kingdom, which operated its own web-based distribution platform.

•

In 2008, we developed an e-commerce platform to sell and distribute our software. We also entered into a search agreement with Yahoo!, allowing us to recognize platform-derived revenue from our large user base without charging our users. We introduced AVG Small Business Server (SBS) Edition to address the needs of small businesses.

•	From 2009 through 2011, we expanded our management team and hired additional professional staff to build a leadership team comprised of experienced software industry veterans.

•	In 2009, we acquired Sana Security, a developer of behavioral technology security software to block attackers from accessing sensitive information. We also launched AVG 9.0.

•	In 2010, we entered into a new search agreement with Google, replacing Yahoo! as our primary search provider.

•

In 2011, we acquired Visionize, a leading provider of toolbars for web browsers, DroidSecurity, a developer of cloud-based mobile security solutions, which enabled us to enter the mobile security market, TuneUp, a leading provider of PC optimization software, and Bsecure, a provider of applications for cloud-based management of information technology, and acquired a non-controlling minority stake in Ookla, which provides network performance solutions. We launched AVG Mobilation for Android, as well as the first security solution for tablet devices. In addition, we launched AVG LiveKive, a cloud-based storage, sync and share solution, and MultiMi, an innovative solution to streamline the various ways our users engage in online communication across social media, email and web channels.

Other than the initial start-up capital provided by our founder, we have not raised equity financing for our operations. Our net cash provided by operations has been sufficient to fund our growth to date. Our principal shareholders became investors in us principally through the purchase of shares from existing shareholders, either directly or indirectly through their purchase of shares from us and our concurrent dividend of the associated proceeds from such share issuances to our existing shareholders. As of September 30, 2011, our total shareholders’ deficit was $321.0 million, or $130.9 million as adjusted to give effect to conversion of our preferred shares upon the closing of this offering, with the shareholders’ deficit being principally a result of the aggregate of $557.5 million in dividends and distributions in excess of capital paid since January 1, 2008. We currently expect to retain future earnings, if any, to finance the growth and development of our business and to provide additional liquidity. See the section titled “Dividend Policy” in this prospectus.

In 2010, we generated revenue of $217.2 million, net income of $57.9 million, adjusted net income of $67.2 million, net cash provided by operations of $87.9 million and free cash flow of $76.2 million. For the nine months ended September 30, 2011, we generated revenue of $198.1 million, net income of $99.7 million, adjusted net income of $104.8 million, net cash provided by operations of $62.7 million and free cash flow of $66.2 million. See “—U.S. Non-GAAP Measures” below for discussions of adjusted net income and free cash flow as non-U.S. GAAP measures and reconciliations of these measures to net income and net cash provided by operating activities, respectively.

How We Generate Revenue

We generate our revenue by selling our premium products and by monetizing our active user base through online services. The sources of our revenue are geographically diversified. In 2010, Europe, Middle East and Africa (EMEA) and the Americas represented 31.3% and 64.0% of our total revenue, respectively, with the balance of our total revenue attributable to other geographic regions. For the nine months ended September 30, 2011, Europe, Middle East and Africa (EMEA) and the Americas represented 34.0% and 61.0% of our total revenue, respectively, with the balance of our total revenue attributable to other geographic regions.

The following table summarizes the growth in our subscription revenue and our platform-derived revenue for the years ended December 31, 2008, 2009 and 2010, and the nine months ended September 30, 2010 and 2011:

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except percentages)
				(unaudited)
Revenue by type:
Subscription revenue	$104,762	$151,365	$166,904	$125,417	$130,071
Platform-derived revenue	9,079	30,603	50,314	34,373	68,022

Total revenue	$113,841	$181,968	$217,218	$159,790	$198,093

Percentage of total revenue by type:
Subscription revenue	92.0%	83.2%	76.8%	78.5%	65.7%
Platform-derived revenue	8.0%	16.8%	23.2%	21.5%	34.3%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Subscription revenue

The primary component of our subscription revenue is derived from the sale of premium products and online services. Payments are made upfront for the ability to access our premium products or online services, usually for a term of one or two years. These solutions include end market products offerings in security, online data backup, PC performance optimization and messaging consolidation, among others. Our premium products and solutions include additional features as well as maintenance and support services (including the right to receive unspecified future upgrades/enhancements of our products, when and if available) during the fixed term of the license. Subscription revenue is generated from the sale of fixed-term software license arrangements, which are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. This subscription revenue is recognized ratably over the term of the related license agreement. Due to the upfront nature of the cash payments for these products, the majority of this subscription revenue is released from deferred revenue on the balance sheet.

We also sell through our reseller network. The sales through our reseller network are undertaken by intermediaries and we offer these intermediaries a discount on our products. As a result, we receive less revenue per customer from sales through our reseller network than we do through our online channel. We recognize revenue for products sold through our reseller network on a sell-through basis.

Growth in our subscription revenue will largely depend on our ability to sell premium versions of our software products to new users as well as our ability to sell new and additional solutions and upgrades to our existing users. This growth will also depend on our continued ability to develop new solutions for our customers.

Platform-derived revenue

To date, our platform-derived revenue consists primarily of revenue generated via our dynamic secure search solution and to a lesser extent, the sale of threat analysis data. While the searches conducted by users via our dynamic secure search solution are free to our users, we receive a proportion of the revenue generated by search providers from our users’ search activity. We intend to continue our monetization initiatives to drive a greater percentage of our active users to utilize our services more broadly and regularly and to offer services to users outside of our current user base. This platform-derived revenue is recognized at the time the service is provided. eMarketer, a market research company, estimated in September 2011 that spending on advertising on mobile devices will be $1.2 billion in 2011, with search making up approximately 29% of that spending, a share projected to grow to 40% of a mobile advertising market of $4.4 billion in 2015. While this remains a small proportion of the total search market, and although we believe that our strategy for online growth will allow us to grow our revenues independent of this trend, we also believe mobile search represents an opportunity for us, and we will seek to develop it through a combination of product development and partnerships.

We have used our dynamic secure search solution to generate revenue through our search agreements with Yahoo!, from February 2008 to November 2010, and, since the implementation of our agreement in November 2010, with Google. Users of our free and paid Internet security solutions have been able to conduct dynamic secure Internet searches via Yahoo!, until May 2011, and Google, beginning in November 2010, through a search field we place in our toolbar, among other routes. In exchange for directing our active users’ search queries to search providers, we earn a percentage of the search revenue generated by such search providers. We launched our Yahoo! commercial arrangement in February 2008. We terminated our agreement with Yahoo! effective November 2010 and entered into an agreement with Google, implemented in November 2010, to serve as our primary search provider. Our platform segment is thus predominantly dependent on revenue generated by a single search results provider, which was Yahoo! from February 2008 to November 2010, and has been Google from November 2010. Our revenue generated by Yahoo! accounted for 21.6% of our total revenue while revenue generated by Google accounted for less than 10% of our revenue in 2010 (reflecting the fact that our commercial arrangement with Google only began in November 2010). Under our previous Yahoo! contract there was a transition period ending in May 2011, during which users of Yahoo! sourced search through our toolbar could continue to use Yahoo! sourced search, thereby still generating revenue under our Yahoo! contract, until they chose to switch to our Google sourced search. Revenue generated by Yahoo! and Google accounted for less than 10% and more than 10%, respectively, of our revenue in the nine months ended September 30, 2011.

Growth in our platform-derived revenue will depend on our ability to effectively monetize and expand our user base through additional online services and search agreements, greater user engagement and extended overall lifetimes of our products.

Key Metrics

We monitor a number of metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Active and subscription users

Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. Subscription users are active users who subscribe to our premium products and online services, the primary component of our subscription revenue. We include in the number of free users trial licenses and licenses distributed for promotional purposes. We believe that our methodology for counting our user base is more conservative than methodologies used by other software companies, some of which count users with less frequent interaction.

We believe that the number of active users is the most accurate depiction of our user engagement and that active users are the most likely users of the new products and cloud-based services we intend to offer in the future. The active user metric is calculated on a per device basis, so in some cases, a single user may use multiple devices, which may increase this number, while in other cases multiple people may use a single device, which may decrease this number.

Our number of subscription users equals our number of eligible license sales multiplied by the numbers of devices protected per license. If the license is sold through the web-based channel, subscription users are counted at the time of purchase. If the license is sold through the retail channel, all subscription users under a license are counted the first time any installation under that license occurs. For example, if a user purchases a three-device license and protects only two devices, this would be counted as three users for our subscription user calculation. We apply this method consistently as we exclude unlicensed or “unauthorized” devices of abusing users (those users who are protecting more devices than authorized under their license) from our user base calculations. We also exclude illegal users (those who use manufactured or illicit license keys). Although we incur costs to support these users and provide them with updates we believe they form an important part of our viral marketing. Subscription users are counted as such for the entirety of their valid license period, irrespective of their connectivity to our servers. They are converted to free users upon the expiration of the license, unless the license is renewed.

While our system for measuring active users has been consistent since 2008, we have sought to continuously refine the accuracy of this measurement. The most significant improvement was the introduction of a license server in the first half of 2009. Prior to this, active users were calculated using the same methodology as described above (i.e., on the basis of at least two software update requests in the previous 30 days) but without certain detailed information, which adversely affected the accuracy of the calculation. For example, prior to our introduction of the license server, when we upgraded our product offering, our inability to track individual users or devices would result in double-counting of active users during the transition phase in which both the previous and upgraded solution were active. Accordingly, user numbers as of periods prior to June 30, 2009 should be viewed as being indicative only and as management’s best estimate of our total user numbers. In addition, at times during the second half of 2009 and the first nine months of 2010, we also experienced double-counting issues due to the launch of new products and related issues with service capacity caused by high download volumes.

We recognize that potential flaws in our user metrics may exist and we will continue to assess opportunities to improve our methodology of calculating these metrics. See “Risk Factors—Accurately measuring the number of our active and subscription users is difficult….” While we recently introduced two new systems for counting user numbers, these systems will not be fully implemented until all users have migrated to the new version of our products. Once these counting systems are fully implemented, based on initial results we expect that we will have greater confidence in the accuracy of our user counts, but these systems remain new and have not been tested over time, and there can be no assurance that they will meet our expectations. We may choose in the future to alter this calculation methodology to reflect changing circumstances or additional information.

In this prospectus, unless otherwise indicated, user base numbers have been rounded to the nearest million. Active users as of September 30, 2011, includes approximately four million users of products and services added upon our recent acquisition of TuneUp. Subscription users as of September 30, 2011, includes approximately two million subscription users of products and services added upon our recent acquisition of TuneUp.

Revenue per active user

Revenue per active user is defined as total revenue divided by the average number of active users in that period. The increasing revenue per active user is a reflection of our success in increasing the monetization of our active user base. The number of active users for 2008 is indicative only and not directly comparable to the number of active users for periods after June 30, 2009 as described above. We monitor revenue per active user because we believe it reflects whether we have been successful in our strategies to increase the combined platform and subscription revenue from each user. We monitor total revenue per active user, rather than monitoring platform revenue per active user or subscription revenue per active user in isolation, because each active user provides opportunities for us to realize both platform and subscription revenue through our platform monetization initiatives, such as our dynamic secure search solution, and through our multiple product strategy of up-selling and cross-selling our expanding set of premium products and online services to all of our users. We monitor revenue per active user to assist us in making strategic decisions primarily in three ways:

•

seeking to optimize the revenue per user we currently receive from our existing user base in order to increase our revenue per active user in the near term, including by optimizing the monetization methods used with different user base segments;

•	determining whether to invest in increasing the size of different user base segments to the extent that we have current opportunities to monetize them; and

•	determining whether to invest in increasing the size of different user base segments to the extent that we have identified opportunities to monetize them in the future.

As a result, revenue per active user represents the outcome of our strategic priorities and may vary across periods depending on the extent to which we are pursuing each of the strategies described above.

	For the year ended or as of December 31,			For the nine months ended or as of September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Total revenue (in thousands)	$113,841	$181,968	$217,218	$159,790	$198,093
Active users at period end(1) (in millions)	83	99	98	98	106
Average active users(2) (in millions)	74	91	98	98	102
Revenue per average active user	$1.53	$2.00	$2.21	$1.63	$1.94

(1)	The number of active users at year end for 2008 is indicative only and not directly comparable to the number of active users for periods after June 30, 2009.
(2)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

Non-U.S. GAAP Measures

Adjusted net income and free cash flow and their related ratios are non-U.S. GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance or liquidity and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our cash flows, as reported under U.S. GAAP. We use them in evaluating our business as supplemental measures of our operating performance and liquidity. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, investors should rely on our consolidated financial statements prepared in accordance with U.S. GAAP and treat our adjusted net income and free cash flow as supplemental information only.

Adjusted net income

Adjusted net income is defined as net income for the period, adding back share-based payments and acquisition-related intangible asset amortization expense less the consequent effect of taxes on such adjustments. We have included adjusted net income in this prospectus because it is a basis upon which our management assesses financial performance and identifies controllable expenses. In addition, we present this measure because it is used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in our industry. Adjusted net income is helpful as it eliminates the impact of items that we do not consider indicative of our core operating performance, facilitating comparison of operating performance from period to period and company to company by backing out potential variations in items such non-cash expenses as share-based compensation and the amortization of acquired intangibles.

In evaluating adjusted net income, you should be aware that in the future we will incur expenses similar to the adjustments reflected below. For example, while share-based compensation is a component of cost of revenue and operating expenses, the impact to our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of our ordinary shares. Our presentation of adjusted net income should not be construed as an inference that our future results will be unaffected by amortization, share-based compensation or any unusual or non-recurring items.

The following table presents a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Adjusted net income:
Net income	$29,368	$52,485	$57,912	$47,774	$99,677
Add back: Share compensation	2,209	8,289	6,773	4,848	3,012
Add back: Acquisition amortization(1)	1,757	2,435	2,951	2,076	2,560
Less: Tax effect(2)	(250)	(413)	(444)	(318)	(413)

Adjusted net income	$33,084	$62,796	$67,192	$54,380	$104,836

(1)	Includes amortization of acquired intangibles.
(2)	The tax effect in adjusted net income calculation is based on effective tax rates of the relevant jurisdiction for the respective adjustments.

Free cash flow

Free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net. We have included free cash flow in this prospectus because we believe free cash flow reflects the actual net cash surplus available to fund the operation and expansion of our business after payment of capital expenditures related to IT infrastructure required to maintain or expand our asset base.

In evaluating free cash flow, you should be aware that in the future we will incur expenses similar to the adjustments reflected below. Our presentation of free cash flow should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items.

The following table presents a reconciliation of free cash flow to net cash provided by operations, the most comparable U.S. GAAP measure, for each of the periods indicated.

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Net cash provided by operating activities	$64,282	$79,483	$87,911	$61,843	$62,716
Less: Payments for property and equipment and intangible assets	(3,318)	(6,632)	(11,686)	(5,300)	(7,753)
Less: Interest income (expense), net(1)	(665)	(171)	(29)	(17)	11,281

Free cash flow	$60,299	$72,680	$76,196	$56,526	$66,244

(1)	The tax adjustments for interest income (expense), net are not material to the calculation for all periods. For the nine months ended September 30, 2011, the tax adjustments would have reduced free cash flow by approximately $1.3 million based on an assumed tax rate of approximately 11.4%, which is a blended rate based on internal estimates of what our effective tax rate will be for that period.

Key Factors Affecting Our Performance

The following discussion highlights the key factors we believe affect our results of operations.

Increasing platform monetization of our active user base

A key element of our anticipated growth is our ability to increasingly monetize our platform by providing new premium products and online services that drive subscription and platform-derived revenue. We believe platform-derived revenue will represent an increasing percentage of our overall revenue in the near term as we pursue additional search agreements. The primary component of platform-derived revenue is from search agreements, whereby we deliver user Internet search requests submitted into our dynamic secure search solution to our search providers. Our subscription revenue includes the sale of premium products and solutions, including our premium Internet Suite, identity protection, system optimization and PC optimization software, among others.

Platform-derived revenue is dependent upon the volume of Internet searches conducted. We have formed a number of strategic alliances and agreements that allow us to market and cross-sell products and online services to our active users. If we are not able to provide additional products and online services that enable us to further monetize our platform, grow the number of users who use our dynamic secure search solution, increase the amount of premium products sold, or continue and extend key agreements that provide a substantial portion of our platform-derived revenue our revenue and profitability could be adversely affected. Further, currently our search revenues are derived solely from PC-based search partnerships. Products and solutions that will allow us to monetize search from mobile and tablet devices are currently under development. Our revenue and profitability will be harmed if these products and solutions are unsuccessful. Given the anticipated growth in the overall search market, including the mobile segment, we believe that our opportunity will continue to grow provided that we execute our plans for products and solutions targeting these new markets. However, failure to expand successfully into mobile and tablet search could negatively impact the rate of growth we may achieve.

Growth of our user base

Growth of our user base is a primary driver of our revenue. Growth in our subscription user base is the primary driver of our subscription revenue and growth in our active user base, along with aggregate paid clicks and cost per click, drives platform-derived revenue.

Active users

The primary driver of growth of our active user base has been increasing user awareness of our solutions and the AVG brand, which we promote through online viral marketing, including word-of-mouth advertising, blogs and other media referrals. In addition, periodic enhancements and functionality additions made to our free solutions also contribute to overall active user base growth. Growth of our active user base also reflects our general strategy toward localization, i.e., producing versions of our products in local languages and in some cases adapted for specific markets. We build a presence in new markets through the introduction of our free Internet security software in advance of our premium products. If these various strategies do not work and we are not able to grow our active user base over the long term, our business and profitability could be adversely affected.

Subscription users

Subscription users are those who subscribe to premium products, the primary component of subscription revenue. Growth in our subscription user base is driven by increasing user awareness of our premium products and brand, leading to both greater numbers of visits to our website and increasing traffic to our web-based distribution platform, which generates direct sales (i.e., without an upgrade from the free product). Enhancements and functionality additions to our premium solutions (as compared with our free product) have contributed to the growth of our subscription user base, particularly as those solutions have evolved to more comprehensive software suites. The growth of our active user base has also contributed to growth of our subscription user base by increasing the pool of users who may potentially upgrade to our premium solutions (and are accordingly converted into subscription users). As with direct sales, this dynamic is driven by the enhancements and additional functionality of our premium solutions. If users do not recognize the value of our premium solutions, or do not find our solutions compelling relative to the cost of these solutions, they may choose to utilize our free solutions. If users choose not to purchase or renew access to our premium solutions and we experience a significant decline in our subscription user base, our revenue and profitability may suffer.

User retention

One variable affecting the growth and stability of our user base is our ability to retain existing users, which is influenced by a variety of factors. For example, our ability to retain both subscription users and active users is affected by the frequency with which our users replace their personal computers, as free trial versions of antivirus and other software are typically preinstalled on new personal computers. In addition, due to our limited ability to track users based on personally identifiable information, even if existing users continue using our products on new personal computers, it historically has appeared to us as the loss of an existing customer and the addition of a new customer. Assessment of retention of free users is particularly difficult as we collect little or no identifiable information on these users. User retention also depends on the mix of products sold to consumers versus small businesses, as different user types have different retention characteristics. Another factor affecting subscription user retention is the extent to which we invest in various marketing and customer loyalty programs, such as discounted pricing for renewals and two-year subscriptions. We may adjust our pricing strategy from time to time with the objective of increasing our revenue per active user, which may cause decreases in our subscription renewal rates even if it increases overall revenue. For example, we may reduce discounts given to renewing users, which could increase overall revenue if the increase in revenue from each renewing user is not fully offset by the decrease in revenue caused by the resulting decline in renewal rates. We have begun implementing auto-renewals for subscription users (an opt-in option selected by the user at the time of purchase to automatically renew the relevant subscription and to charge the user’s pre-designated debit or credit card) where possible and permitted by law to increase our retention of subscription users. Approximately 18% of subscription users purchasing a license online in 2010 and 30.9% of those purchasing a license online in the nine months ended September 30, 2011 have opted for auto-renewal. However, certain proposed regulations in the European Union and the United States may not allow for auto-renewal in the future, which may result in a lower renewal rate by our existing subscription users. Finally, many of our products and services apart from anti-virus software were introduced recently, so we have little information on retention of users of these products and services. Additional factors relating to these products and services may also prove to impact retention.

Advertising clicks and revenue per click

The substantial majority of our platform-derived business to date and expected for the near term is based on secure Internet searches. When users install our toolbar or various other applications, we provide them with our dynamic secure Internet search functionality. Except for DNS-error-page-related queries, which are sent to Yahoo!, each request for an Internet search query by a user is generally sent to our primary search provider, which is currently Google. Google’s advertisers pay Google a fee each time a user clicks on one of the advertisers’ ads displayed on Google’s sponsored links. We receive a percentage of the fee Google receives as platform-derived revenue, which in turn is dependent on the fees Google receives from the click-through of a user. The fees per click are based on a variety of factors that are beyond our control and our revenue and profitability may be harmed if these factors do not move in our favor. If we are not able to grow the aggregate number of clicks or searches, conversion of search queries to click-throughs, number of toolbar installations and lifetime value of the toolbar, our platform-derived revenue may be impacted.

Security demand and awareness

Our free Internet security software serves as our primary customer acquisition vehicle. Internet users view security software as a prerequisite for a secure, safe Internet experience.

The size of our user base, and consequently our result of operations, are influenced by general growth in the consumer and small business security market, broader interest in security software and changes in the awareness among consumers and small businesses as to the need for Internet security. The growing use and popularity of the Internet has led to increased demand for Internet security solutions, including our products. In addition, newsworthy events involving or predicting harm caused by significant and extensive breaches of Internet security, cause demand for our products to increase. As cybercrime has increased in both frequency and sophistication, our users have demanded more comprehensive Internet security solutions. We believe that as online activity and the interconnectivity of devices continues to increase, the security requirements of our users will also increase.

Online marketing and distribution

Our business model benefits our profitability by facilitating and encouraging viral marketing and soliciting product development ideas from our active users, which can reduce operating expenses. In particular, our model helps to limit the growth in our sales and marketing and customer acquisition expenses.

From 2008 to 2010, our revenue was increasingly derived from our own online channels, including sales of our software solutions through our own web-based distribution platform and our platform-derived revenue, as opposed to our reseller network (which includes offline sales and sales through third- party distributors (whether in retail stores or on the Internet)). Growth in our web-based distribution has had the effect of increasing the percentage contribution of our sales to our overall profitability by eliminating costs incurred with respect to third-party distributors and lowering our own cost of sales. Over the near term, we expect sales from online channels to increase as a percentage of total revenue.

The following table summarizes our revenue by distribution channel for each of the years ended December 31, 2008, 2009 and 2010, and the nine months ended September 30, 2010 and 2011:

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Reseller network	$42,315	$58,126	$68,886	$49,001	$51,202
Web-based and platform-derived	71,526	123,841	148,332	110,789	146,891

Total	$113,841	$181,968	$217,218	$159,790	$198,093

Currency fluctuations

Our reporting currency is the U.S. dollar, notwithstanding that we are organized under the laws of the Netherlands. In 2010, 77% of our revenue was generated in U.S. dollars, while 11% was generated in British pounds sterling, 3% in Czech crowns and 9% in euros. In addition, in 2010 we incurred 34% of our costs in Czech crowns. For the nine months ended September 30, 2011, 77% of our revenue was generated in U.S. dollars, while 10% was generated in British pounds sterling, 2% in Czech crowns and 10% in euros, and we incurred 30% of our costs in Czech crowns. As a result, we have both transaction and translation currency exposures to the pound sterling, Czech crown and euro. In 2008, we began to hedge our transaction currency exposure to the pound sterling, Czech crown and euro. The effects of these hedges are accounted for in our finance income and expenses.

In addition, due to Czech regulations, the functional currency of our primary Czech operating subsidiary is the Czech crown. This gives rise to a profit and loss revaluation charge on our U.S. dollar assets of that Czech subsidiary denominated in U.S. dollars. We manage this balance sheet exposure but do not use financial instruments to hedge these positions as we believe these are technical accounting exposures only. In 2010 and in the first nine months of 2011, the effect of this exposure was immaterial.

Effective tax rate

Through May 31, 2011, our effective tax rate was mainly determined by the nominal corporate tax rate of 10% in Cyprus and the corporate tax rate in the Czech Republic, where we benefit from a relatively low corporate tax rate. In 2007, the Czech corporate tax rate was 24%, and by 2011, that rate had declined to 19%. As a result, our effective tax rate was 5.3% in 2008, 11.1% in 2009 and 13.9% in 2010. On June 1, 2011, we entered into an innovation tax regime in the Netherlands and recognized tax benefits (deferred tax assets) which significantly impacted our effective tax rate. As a result, we received a credit, or a benefit to our income statement, of $52.2 million for the nine-month period ended September 30, 2011.

As of June 1, 2011, we reorganized our operating model by centralizing the ownership of certain intangible intellectual property rights (and the future development of those rights) in the Netherlands. As a result, our effective tax rate will in future mainly be determined by the Innovation Box tax regime in the Netherlands, the nominal corporate tax rate of 10% in Cyprus and the corporate tax rate in the Czech Republic. Effective January 1, 2007, and as further amended on January 1, 2010, Dutch corporate tax legislation provides for a specific tax benefit for income generated by the exploitation of technology that results, among other things, from research and development activities, generally referred to as the Innovation Box. On May 31, 2011, we entered into an agreement with the Dutch tax authorities regarding the application of this regime to AVG. The agreement confirms the application of the tax incentive to the Dutch operations, and establishes the methodology to be used to determine our income from the technology. In addition, this agreement confirms the amount of depreciation deduction that we may take each year and also confirms the tax deductible depreciation of the intellectual property rights centralized in the Netherlands which have an agreed tax base increased to fair market value as per

June 1, 2011, and tax deductibility of certain related expenses, including interest expenses. As a result, income attributable to certain research and development activities is subject to an effective tax rate of 5%, in lieu of the Dutch statutory corporate income tax rate of 25%. Our effective tax rate is subject to the uncertainties described under “Risk Factors—Challenges by various tax authorities to our international structure may, if successful, increase our effective tax rate and adversely affect our earnings” and “Risk Factors—Changes in tax laws or in the channels in which we distribute our solutions may adversely affect our reported results.”

Cost of Sales and Operating Expenses

Costs of sales

Cost of sales primarily consists of customer support, costs of electronic downloads, commissions to payment providers, amortization of purchased technology, software development costs, costs of packaging and license fees for technologies implemented into our software product.

Operating expenses

We classify our operating expenses into three categories: sales and marketing, research and development and general and administration. These categories correspond to different departments within our company.

Our operating expenses primarily consist of personnel costs, contract research and development costs, marketing costs, professional service fees and depreciation and amortization costs. Personnel costs for each category of operating expenses include salaries, bonuses, social and health insurance, other employee benefits and share-based compensation for personnel in that category, as well as an allocation of our facilities costs. We allocate share-based compensation expense resulting from the amortization of the fair value of options. We allocate overhead, such as rent, computer and other technology costs, to each expense category based on worldwide headcount in that category.

Sales and marketing

Sales and marketing expense primarily consists of personnel costs for our sales, marketing, business development and customer support employees and executives; commissions earned by our sales personnel; the cost of marketing programs such as online lead generation; promotional events and webinars; the cost of business development programs; and outsourced customer support costs. We also include the distribution of updates for our free product in this category. From 2008 to 2010, we made investments to expand our sales operations in the United Kingdom, the United States and France. We intend to increase our sales and marketing expense as a percentage of revenue and on a dollar basis, particularly in the United States and Europe, to increase brand awareness, product adoption and user growth.

Research and development

Research and development expense primarily consists of personnel costs for our product development, product management employees and fees to our contract development vendors. We have devoted our development initiatives primarily to expanding our product line, building out a larger product management organization and increasing the functionality and enhancing the ease of use of our solutions. Our primary research and development operations are in the Czech Republic, where we are able to take advantage of strong technical talent. Recent technology acquisitions have seen us increase our development base in Israel. We recently started an innovation center in Amsterdam and intend to increase operational investments in the Netherlands. We expect to increase research and development expense, as a percentage of revenue and on a dollar basis, reflecting investments in our new Amsterdam innovation center.

General and administration

General and administration expense primarily consists of personnel costs for our executive, information technology, finance, legal, human resources, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs that are charged to the profit and loss account and depreciation and amortization. We expect to increase general and administrative expense, as a percentage of revenue and on a dollar basis, reflecting investments in our public company infrastructure.

Income tax expense

Income tax expense consists of the taxes we pay in several countries on our taxable income as well as deferred tax with respect to timing differences relating to our deferred revenue. For further information on the breakdown of our income tax components, see “Material Tax Considerations” in our consolidated financial statements included in this prospectus beginning on page F-1 as well as additional information on recent developments in our tax position.

Results of Operations

The following table summarizes our consolidated results of operations for the years ended December 31, 2008, 2009 and 2010, and for the nine months ended September 30, 2010 and 2011:

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Statement of Comprehensive Income Data and Other Key Metrics:
Revenue:
Subscription	$104,762	$151,365	$166,904	$125,417	$130,071
Platform-derived	9,079	30,603	50,314	34,373	68,022

Total revenue	113,841	181,968	217,218	159,790	198,093
Cost of revenue:(1)
Subscription	24,458	30,112	26,686	19,736	17,287
Platform-derived	—	1,308	2,293	1,801	6,517
Total cost of revenue	24,458	31,420	28,979	21,537	23,804

Gross profit	89,383	150,548	188,239	138,253	174,289

Operating expenses:(1)
Sales and marketing	26,963	45,988	58,562	39,007	53,904
Research and development	13,725	19,533	23,364	16,730	24,478
General and administrative	18,997	24,404	40,683	29,371	35,984

Total operating expenses	59,685	89,925	122,609	85,108	114,366
Operating income	29,698	60,623	65,630	53,145	59,923
Other income (expense), net	1,313	(1,600)	1,722	1,377	(12,278)

Income before income taxes and loss from investment in equity affiliate	31,011	59,023	67,352	54,522	47,645
Benefit/provision for income taxes	(1,643)	(6,538)	(9,394)	(6,748)	52,212
Loss from investment in equity affiliate	—	—	(46)	—	(180)

Net income	29,368	52,485	57,912	47,774	99,677
Other operating metrics:
Adjusted net income(2) (unaudited)	$33,084	$62,796	$67,192	$54,380	$104,836

Net cash provided by operating activities	$64,282	$79,483	$87,911	$61,843	$62,716

Net cash used in investing activities	$(3,318)	$(19,157)	$(15,340)	$(9,296)	$(46,552)

Net cash used in financing activities	$(21,522)	$(71,702)	$(54,367)	$(51,993)	$(6,963)

Free cash flow(3) (unaudited)	$60,299	$72,680	$76,196	$56,526	$66,244

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Cost of revenue	$85	$178	$61	$46	$17
Sales and marketing	604	2,520	2,049	1,323	614
Research and development	514	1,108	1,008	608	1,019
General and administrative	1,006	4,483	3,655	2,871	1,362

Total share-based compensation expense	$2,209	$8,289	$6,773	$4,848	$3,012

(2)	Adjusted net income is defined as net income for the period, adding back share-based payments and acquisition-related intangible asset amortization expense less the consequent effect of taxes on such adjustments. For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “—Non-U.S. GAAP Measures—Adjusted net income.”
(3)	Free cash flow is defined as net cash provided by operating activities less capital expenditures (which we define as being made up of payments for property and equipment and intangible assets) less interest income (expense), net. For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “—Non-U.S. GAAP Measures—Free cash flow.”

	For the year ended or as of December 31,			For the nine months ended or as of September 30,
	2008	2009	2010	2010	2011
	(unaudited, users in millions)
User metrics:
Active users(1)	83	99	98	98	106

Subscription users(2)	10	10	12	12	15

Revenue per average active user(3)	$1.53	$2.00	$2.21	$1.63	$1.94

(1)	Active users are those who (i) have downloaded and installed our free software on a PC or mobile device and have connected to our server twice in the preceding 30-day period or (ii) have a valid subscription license for our software. For further detail on our definition and counting of active users, see “—Key Metrics—Active and subscription users.”
(2)	Subscription users are a subset of active users who subscribe to one or more of our premium products. Payments from subscription users make up the substantial majority of subscription revenue. For further detail on our definition and counting of subscription users, see “—Key Metrics—Active and subscription users.”
(3)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

The following table presents our consolidated results of operations for the periods indicated as a percentage of total revenue. Percentages from certain line items do not sum to the subtotal or total line items due to rounding. The period-to-period comparisons of results are not necessarily indicative of results for future periods.

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
				(unaudited)
Consolidated Income Statement:
Revenue:
Subscription	92.0%	83.2%	76.8%	78.5%	65.7%
Platform-derived	8.0	16.8	23.2	21.5	34.3
Total revenue	100.0	100.0	100.0	100.0	100.0

Cost of revenue:
Subscription	21.5	16.5	12.3	12.4	8.7
Platform-derived	—	0.7	1.1	1.1	3.3
Total cost of revenue	21.5	17.3	13.3	13.5	12.0

Gross profit	78.5	82.7	86.7	86.5	88.0

Operating expenses:
Sales and marketing	23.7	25.3	27.0	24.4	27.2
Research and development	12.1	10.7	10.8	10.5	12.4
General and administrative	16.7	13.4	18.7	18.4	18.2

Total operating expenses	52.4	49.4	56.4	53.3	57.7

Operating income	26.1	33.3	30.2	33.3	30.2

Other income (expense), net	1.2	(0.9)	0.8	0.9	(6.2)

Income before income taxes and loss from investment in equity affiliate	27.2	32.4	31.0	34.1	24.1

Benefit/provision for income taxes	(1.4)	(3.6)	(4.3)	(4.2)	26.4
Loss from investment in equity affiliate	—	—	—	—	(0.1)

Net income	25.8%	28.8%	26.7%	29.9%	50.3%

Nine months ended September 30, 2010 and 2011

Revenue

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited)
Subscription revenue (in thousands)	$125,417	$130,071	$4,654	3.7%
Percentage of total revenue	78.5%	65.7%
Platform-derived revenue (in thousands)	$34,373	$68,022	$33,649	97.9%
Percentage of total revenue	21.5%	34.3%
Total revenue (in thousands)	$159,790	$198,093	$38,303	24.0%
Average active users(1) (in millions)	98	102		4%
Revenue per average active user	$1.63	$1.94	$0.32	19.5%

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

The increase in subscription revenue in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was primarily attributable to increased renewals, revenue from which increased by 24.9% to $48.5 million. The increased renewal level was assisted by the impact of auto-renewal, which had a 30.9% adoption rate from first-time online purchase sales in the first three quarters of 2011. Renewal rates for users who had previously adopted auto-renewal were 64.7% in the first three quarters of 2011. We believe that our subscription revenue growth will be sustainable and may accelerate in the last quarter of 2011 and through 2012 due to the multiple product strategy we have started to implement during the first nine months of 2011, which involves expanding our platform beyond internet security to include a variety of other products and online services. As discussed in “Our Business—Our Growth Strategy,” our goals in implementing this strategy include up-selling or cross-selling our various products to our user base, expanding our user base and driving greater user engagement, which could increase monetization of our user base. However, we are only at the early stages of implementing this strategy and there can be no assurance that we will succeed.

The increase in platform-derived revenue in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was primarily due to increased monetization from our dynamic secure search solution. This increase was driven by our transition from Yahoo! to Google as our primary search provider, which we successfully completed in May 2011, and product improvements that we believe are leading to greater customer retention, both of which are driving increased numbers of searches. We have seen a significant increase in the platform-derived revenue per average active user as a result of these developments from $0.35 per user in the first nine months of 2010 to $0.67 in the first nine months of 2011. We will see the benefits of the transition to Google until May 2012.

The increase in revenue per average active user in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was driven by the same factors that drove the increases in subscription revenue and platform-derived revenue discussed above, offset by the increase in active users of products and services offered by our recent acquisition TuneUp, as we do not as yet derive revenue from such users. Our strategy is to increase the monetization of such users in future periods but there can be no assurance that we will be successful in doing so.

Cost of revenue

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except percentages)
Cost of revenue	$21,537	$23,804	$2,267	10.5%
Percentage of total revenue	13.5%	12.0%

The increase in the cost of revenue in the nine months ended September 30, 2011, compared to the nine months ended September 30, 2010 reflects increased bookings offset by ongoing cost optimization with current providers. Payments to third parties for using their intellectual property increased 100.1% ($4.3 million) year over year primarily due to our toolbar provider costs increasing during the period, but we expect these to decrease as the purchase of a search technology partner, Visionize/iMedix, will reduce this cost on the cost of revenue line and will instead be reflected as operating expense from the purchased entity. We also continued to optimize our customer services costs, which decreased by 8.8% year over year to $6.1 million, as we transitioned to a new customer services provider. We also reduced transaction processing fees for our electronic distribution by 28.4% during the period as we reduced our reliance on third-party providers. While we have been successful in reducing costs of revenue historically, we anticipate that our move into search distribution will increase our cost of revenue in future periods and although we do not anticipate this to be material in 2011, we estimate that in future periods these costs may constitute up to 15% of revenues.

Sales and marketing

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except percentages)
Sales and marketing	$39,007	$53,904	$14,897	38.2%
Percentage of total revenue	24.4%	27.2%

The increase in sales and marketing expenses in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was due to an increase in direct marketing expenditures of $10.1 million and additional payroll costs of $3.6 million from growth in sales and marketing headcount. The increased marketing spend reflects our commitment to both brand advertising and specific online advertising campaigns and is anticipated to continue through the fourth quarter of 2011 and into 2012 as we continue to invest in our brand awareness and profile.

Research and development

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except percentages)
Research and development	$16,730	$24,478	$7,748	46.3%
Percentage of total revenue	10.5%	12.4%

The increase in research and development expenses in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was primarily the result of research and development headcount with the acquisition of the mobile platform company, Droid, and our acquisition of the iMedix search team. We have also grown our product management team organically to allow us to support our multi-product strategy with the addition of TuneUp Software and investments in online back-up and mobile solutions. Total payroll costs increased $5.6 million year over year. As of September 30, 2010, we had 229 employees in research and development compared to 313 employees as of September 30, 2011. As we continue to expand our activities in research and development and our product management requirements increase, we anticipate research and development headcount will continue to increase with the associated increase in costs.

General and administration

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except percentages)
General and administration	$29,371	$35,984	$6,613	22.5%
Percentage of total revenue	18.4%	18.2%

The increase in general and administration expenses in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 was due primarily to two factors. Payroll expenses increased by $3.0 million as we continued to strengthen the management team. We also incurred significant expenditures as we started to implement control procedures to prepare to comply with Sarbanes-Oxley requirements and to prepare for U.S. public company status, including conversion of our financial reporting to U.S. GAAP. These costs totaled $2.9 million in the nine months ended September 30, 2011. We anticipate the higher levels of general and administration expenditure that we have recently experienced to continue through the three months ending December 31, 2011 as we continue with the process of this offering and to persist into 2012 as we transition to being a public company.

On October 31, 2011, we acquired one of our resellers, a Switzerland-based distributor of AVG products in Germany, Austria and Switzerland, or AVG DACH, for approximately $9.1 million in cash. We are in the process of evaluating the fair value of the purchase price, assets acquired, assumed liabilities and resulting goodwill with respect to this acquisition. The payment of $9.1 million that we made to acquire AVG DACH will be required to be split into (1) an amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree and (2) an amount attributable to consideration for the transaction. As a result, based on the preliminary valuation of the enterprise value of AVG DACH, we expect that the amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree, will be in the range of $3 million to $4 million, which would appear as a charge to our statement of comprehensive income for the quarter ending December 31, 2011. The actual amount of the charge could differ from this preliminary estimate as we evaluate it as part of our completion of a detailed valuation analysis of AVG DACH, assessing its enterprise value and related assets and liabilities, including all identifiable intangible assets, such as goodwill, as well as values attributable to pre-existing relationships.

Other income (expense), net

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except percentages)
Other income (expense), net	$1,377	$(12,278)	$(13,655)	(991.6)%
Percentage of total revenue	0.9%	(6.2)%

Other income (expense) for the nine months ended September 30, 2011 decreased by $13.7 million over the comparative period in 2010 mainly due to an increase in interest costs of $11.2 million due to outstanding borrowings under our new term loan facility in the first quarter of 2011. We anticipate interest expense to remain at this higher level, which was $5.2 million (including amortization of financing costs and loan discount) for the three months ended September 30, 2011 until we commence repaying capital in March 2012. Interest expense including amortization of financing costs and loan discount was $11.3 million for the nine months ended September 30, 2011. In addition, we had foreign exchange losses of $1.0 million in the period compared to a $1.5 million gain in the prior period. The functional currency of our operating subsidiary in the Czech Republic is the Czech crown. Changes in that subsidiary’s assets and liabilities denominated in other currencies that are due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our income statement. The majority of foreign currency denominated assets in this subsidiary are in U.S. dollars, and we typically do not utilize hedge instruments to cover exposure which may arise as a result of balance sheet accounting exposure.

Provision for income taxes and loss from investment in affiliate

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except percentages)
Benefit (Provision) for income taxes	$(6,748)	$52,212	$58,960	NM
Percentage of total revenue	(4.2)%	26.4%
Loss from investment in equity affiliate	—	(180)	(180)	—
Percentage of total revenue	—	(0.1)%

NM—Not meaningful.

Our effective tax rate was 12.4% in the nine months ended September 30, 2010. We received for the nine-month period ended September 30, 2011 a credit, or a benefit to our income statement, of $52.2 million. The decrease in income tax expense was largely a result of a group reorganization identified more fully under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Effective tax rate.” We have transferred intellectual property to an entity in the

Netherlands as part of a group reorganization, which was cleared with the Dutch tax authorities and has resulted in significant tax advantage. This has given rise to a deferred tax asset of $56.3 million, which led to a tax credit in June 2011. We expect that our cash tax rate will be lower over the following years as a result of this change.

Net income

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except parentages)
Net income	$47,774	$99,677	$51,903	108.6%
Percentage of total revenue	29.9%	50.3%

In the nine months ended September 30, 2011 net income increased compared to the nine months ended September 30, 2010 primarily due to the decrease in our effective tax rate. This was primarily driven by the deferred tax asset, which gave rise to a credit of $56.3 million in June 2011, and then an offsetting charge of $3.5 million in the third quarter of 2011 as this balance was released. This balance will continue to be released in future periods over an estimated five years, and will increase our tax payable line in our income statement although our cash tax rate is expected to be reduced as a result of our group reorganization.

Adjusted net income

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except parentages)
Adjusted net income	$54,380	$104,836	$50,456	92.8%
Percentage of total revenue	34.0%	52.9%

In the nine months ended September 30, 2011 adjusted net income increased compared to the nine months ended September 30, 2010 primarily due to the decrease in our effective tax rate as noted above.

For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “—Non-U.S. GAAP Measures—Adjusted net income.”

Years ended December 31, 2008, 2009 and 2010

Revenue

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(in thousands)
Subscription revenue (in thousands)	$104,762	$151,365	$166,904	$46,603	44.5%	$15,539	10.3%
Percentage of total revenue	92.0%	83.2%	76.8%
Platform-derived revenue (in thousands)	$9,079	$30,603	$50,314	$21,524	237.1%	$19,711	64.4%
Percentage of total revenue	8.0%	16.8%	23.2%
Total revenue (in thousands)	$113,841	$181,968	$217,218	$68,127	59.8%	$35,250	19.4%
Average active users(1) (in millions)	74	91	98		22.3%		7.9%
Revenue per average active user	$1.53	$2.00	$2.21	$0.47	30.7%	$0.21	10.6%

(1)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

The increase in subscription revenue in 2010 compared to 2009 was primarily attributable to an increase in sales driven by an increase in the renewal rates for our products, which increased subscription revenue from renewing users from $34.8 million to $52.7 million. These renewal increases were partially offset by a decrease in sales to first-time subscription users, which reduced subscription revenue from first-time users from $116.6 million to $114.2 million, and negative pricing pressure on our premium products.

The increase in subscription revenue in 2009 compared to 2008 was primarily attributable to an overall increase in sales of our products, as a result of the releases of AVG 8.5 in May 2009 and the marketing campaigns surrounding that release. A portion of this increase also resulted from our shift from two-year licenses to one-year licenses in 2008, resulting in higher per-year license revenue, which increased our subscription revenue in 2009 as we recognized revenue generated by both license types during the same year. The increase in 2009 also reflects the effects of an increase in online marketing in 2009, an increase in our subscription renewal rate, and further retail penetration in the United States.

The increase in platform-derived revenue in 2010 compared to 2009 was primarily due to an increase in revenue generated by our search agreements driven by greater utilization of our dynamic secure search solution, growth in the number of our active users throughout the period, as average active users increased from 91 million in 2009 to 98 million in 2010, and our diversification into adjacent product areas. We believe that the additional revenue earned from increased utilization of our search feature was partly attributable to enhancements that we made to the user interface and functionality of our search platform. We intend to continue our diversification into adjacent product areas. See “Our Business—Our Growth Strategy.”

The increase in platform-derived revenue in 2009 compared to 2008 was primarily attributable to the increase in search agreement revenue resulting from the launch of our dynamic secure search solution in March 2008, the growth in our user base throughout the period, as average active users increased from 74 million in 2008 to 91 million in 2009, and the effective monetization of our platform. We also diversified our income streams in a number of ways during the period by expanding into adjacent product areas such as marketing service arrangements and the sale of prevalence data to third parties that indicate the presence of infected websites. This resulted in our establishment of a number of strategic agreements, including the search marketing relationship with Yahoo! and data exchange relationships with Microsoft and VeriSign. As of November 2010, Google replaced Yahoo! as our search provider for all new and upgrading users.

The increases in revenue per average active user in 2010 compared to 2009 and in 2009 compared to 2008 were driven by the same factors that drove the increases in subscription revenue and platform-derived revenue discussed above, apart from the changes in the size of our user base, which impact absolute amounts of subscription revenue and platform-derived revenue and do not impact revenue per average active user.

Cost of revenue

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Cost of revenue	$24,458	$31,420	$28,979	$6,962	28.5%	$(2,441)	(7.8)%
Percentage of total revenue	21.5%	17.3%	13.3%

The decrease in the cost of revenue from 2009 to 2010 reflects favorable changes to our payment processor terms of $3.5 million and reductions in product distribution costs of $1.4 million following our negotiation of more favorable terms with our third party customer support providers. This was offset by increasing license fees of $2.2 million reflecting increased product sales.

The increase in cost of revenue from 2008 to 2009 largely reflects an increase in online sales volume along with an increase of $1.7 million in license fees paid to third-party providers throughout the period. Our sales growth was achieved predominantly online and our online sales (web distribution and search) increased by 40.3% year over year.

The optimization of our web-based distribution platform and renegotiation of the primary contracts with our web distribution providers throughout the period resulted in improved terms and as a result, we experienced substantial reductions in costs per sale, which offset much of the increase from additional overall sales and third-party license fees.

In 2009, we also began to pay search provider fees to third parties. The revenue from search had been booked on a net basis in 2008 and early 2009 until we changed our business partner and the nature of our relationship with this partner meant that we booked license fees on this product for the first time.

Although our cost of sales grew as our volume of sales increased, our gross profit margins have increased over all three years (78.5%, 82.7% and 86.7% in 2008, 2009 and 2010, respectively). We anticipate that we will undertake more agreements to sell third-party products in the future and the success of these product sales may cause this margin to decline in future years.

Sales and marketing

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Sales and marketing	$26,963	$45,988	$58,562	$19,025	70.6%	$12,574	27.3%
Percentage of total revenue	23.7%	25.3%	27.0%

The increase in sales and marketing expenses in 2010 compared to 2009 was due to an increase in payroll expenses of $8.7 million as a result of hiring additional employees who were brought in from acquisitions as well as adding members to our management team, and $2.1 million of incremental direct marketing spend.

The increase in sales and marketing expenses in 2009 compared to 2008 was largely a result of added costs related to the hiring of experienced marketing professionals and additional sales personnel, share-based compensation expense of $1.9 million associated with the addition of new members to our sales team as well as further increases in the distribution costs for our free product. Marketing spend increased by $6.6 million from 2008 to 2009. We anticipate that we will continue to increase our marketing expenditures to further build brand awareness.

Research and development

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Research and development	$13,725	$19,533	$23,364	$5,808	42.3%	$3,831	19.6%
Percentage of total revenue	12.1%	10.7%	10.8%

From 2008 to 2010, we invested significantly in our research and development operations, expanding our headcount from 130 to 229, which occurred primarily in the Czech Republic, but also adding key personnel in the United States and other locations through acquisitions.

The increase in research and development expenses in 2010 compared to 2009 was due to an increase in payroll expenses of $1.3 million as a result of the hiring of additional employees in the product management and development teams and increased spending on outsourced research and development services provided by consultants and other third parties of $1.4 million.

The increase in research and development expenses in 2009 compared to 2008 was largely a result of hiring in development, product management and the quality assurance departments as well as the integration of the research and development operations of Sana Security following our acquisition of that company in January 2009.

General and administration

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
General and administration	$18,997	$24,404	$40,683	$5,407	28.5%	$16,279	66.7%
Percentage of total revenue	16.7%	13.4%	18.7%

The increase in general and administration expenses from 2009 to 2010 was due to certain costs that we incurred in 2010, including a $3.6 million write-off relating to direct expenses for our efforts at listing on Euronext Amsterdam, a further $1.3 million in consulting fees primarily related to this listing, $2.9 million in additional payroll expenses in connection with the build out of the management team and $1.9 million in costs associated with merger and acquisition activities.

The increase in general and administration expenses from 2008 to 2009 was primarily attributable to an increase in our payroll expenses including share-based compensation expenses of $3.4 million, to additional expenses relating to the optimization of our in-house infrastructure, including bringing our web-based distribution platform and other systems in-house, and to new hires to establish our legal department.

Other income (expense), net

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Other income (expense), net	$1,313	$(1,600)	$1,722	$(2,913)	(221.9)%	$3,322	NM
Percentage of total revenue	1.2%	(0.9)%	0.8%

NM—Not meaningful.

The increase in other income in 2010 compared to 2009 was primarily attributable to gains resulting from foreign exchange fluctuations to the extent that these are recognized through the profit and loss account.

The decrease in other income in 2009 compared to 2008 was mainly due to increased costs and losses relating to our currency hedging activities and foreign exchange profits or losses to the extent that these are recognized through the profit and loss account. In 2009, we earned little interest income due to low interest rates worldwide compared to $0.7 million in the prior year.

As a result of all the above factors, our income before income taxes and loss from investment in equity affiliate, as a percentage of total revenue, for each of 2008, 2009 and 2010 was 27.2%, 32.4% and 31.0%, respectively.

Provision for income taxes and loss from investment in affiliate

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(in thousands, except percentages)
Provision for income taxes	$(1,643)	$(6,538)	$(9,394)	$(4,895)	297.9%	$(2,856)	43.7%
Percentage of total revenue	(1.4)%	(3.6)%	(4.3)%
Loss from investment in equity affiliate	—	—	$(46)	—	—	$(46)	—
Percentage of total revenue	—	—	—

The majority of our revenue from our web distribution channel is recognized in Cyprus and this country has a tax rate of 10%, which gives a strong cash flow benefit to our business. Similarly, our Czech entity is also highly profitable as a result of direct sales and royalty payments from indirect sales. The Czech Republic has a low tax rate which fell below 20% on corporate rates in 2010.

Our effective tax rate increased from 11.1% in 2009 to 13.9% in 2010. The increase in income tax expense in 2010 compared to 2009 was largely a result of an increase in taxable income of our subsidiaries operating in tax jurisdictions with a relatively higher tax rate.

Our effective tax rate increased from 5.3% in 2008 to 11.1% in 2009 as the majority of our operations in higher tax rate jurisdictions became more profitable.

Net income

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands, except parentages)
Net income	$29,368	$52,485	$57,912	$23,117	78.7%	$5,427	10.3%
Percentage of total revenue	25.8%	28.8%	26.7%

In 2010 net income increased compared to 2009 primarily due to an increase in total revenue offset by margin compression due to investment in the planned future growth of the business.

In 2009 net income increased compared to 2008 primarily due to an increase in total revenue and net income margin driven by operating efficiencies.

Adjusted net income

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands, except parentages)
Adjusted net income	$33,084	$62,796	$67,192	$29,712	89.8%	$4,396	7.0%
Percentage of total revenue	29.1%	34.5%	30.9%

In 2010 adjusted net income increased compared to 2009 primarily due to an increase in net income of $5.4 million which was partially offset by a decrease in share-based compensation of $1.5 million.

In 2009 adjusted net income increased compared to 2008 primarily due to an increase in net income of $23.1 million and an increase in share-based compensation of $6.1 million.

For a reconciliation of adjusted net income to net income, the most comparable U.S. GAAP measure, see “—Non-U.S. GAAP Measures—Adjusted net income.”

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of comprehensive income data and our unaudited statements of comprehensive income data as a percentage of revenue for each of the seven quarters ended September 30, 2011. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(in thousands, except for share data and per share data)
Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	$41,385	$42,679	$41,353	$41,487	$43,080	$43,049	$43,942
Platform-derived	11,747	10,162	12,464	15,941	17,694	23,100	27,228

Total revenue	53,132	52,841	53,817	57,428	60,774	66,149	71,170
Cost of revenue:(1)
Subscription	7,524	6,368	5,844	6,950	5,833	5,622	5,832
Platform-derived	669	514	618	492	1,381	1,784	3,352
Total cost of revenue	8,193	6,882	6,462	7,442	7,214	7,406	9,184

Gross profit	44,939	45,959	47,355	49,986	53,560	58,743	61,986
Operating expenses:(1)
Sales and marketing	12,230	12,481	14,296	19,555	16,555	18,159	19,190
Research and development	5,232	5,352	6,146	6,634	7,459	8,184	8,835
General and administrative	8,985	10,420	9,966	11,312	6,605	11,047	18,332

Total operating expenses	26,447	28,253	30,408	37,501	30,619	37,390	46,357
Operating income	18,492	17,706	16,947	12,485	22,941	21,353	15,629
Other income (expense), net	144	2,479	(1,246)	345	(1,991)	(4,752)	(5,535)

Income (loss) before income taxes and loss from investment in equity affiliate	18,636	20,185	15,701	12,830	20,950	16,601	10,094
Benefit (Provision) for income taxes	(2,307)	(2,498)	(1,943)	(2,646)	(2,911)	58,496	(3,373)
Loss from investment in equity affiliate	—	—	—	(46)	(62)	(57)	(61)

Net income (loss)	16,329	17,687	13,758	10,138	17,977	75,040	6,660
Preferred share dividends	(1,803)	(1,802)	(1,802)	(1,803)	(1,802)	(1,802)	(1,802)
Distributed and undistributed earnings to preferred shares	(3,632)	(3,971)	(2,989)	(2,085)	(4,048)	(22,251)	(1,214)

Net income available to ordinary shareholders	10,894	11,914	8,967	6,251	12,127	50,987	3,644

Earnings per ordinary share— basic	$0.30	$0.33	$0.25	$0.17	$0.34	$1.42	$0.10

Earnings per ordinary share— diluted	$0.28	$0.31	$0.23	$0.16	$0.32	$1.31	$0.09

Weighted-average shares outstanding—basic	36,000,000	36,000,000	36,000,000	36,000,000	36,000,000	36,000,000	36,000,000
Weighted-average shares outstanding—diluted	38,489,306	38,528,016	38,542,028	38,783,300	38,525,303	38,850,322	39,137,695

(1)	We have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(in thousands)
Cost of revenue	$17	$10	$19	$15	$6	$6	$5
Sales and marketing	214	187	922	726	720	480	(586)
Research and development	113	95	400	400	425	372	222
General and administrative	288	1,308	1,275	784	(483)	297	1,548

Total share-based compensation expense	632	1,600	2,616	1,925	668	1,155	1,189

	Three months ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011
	(unaudited)
Statement of Comprehensive Income Data and Other Operating Metrics:
Revenue:
Subscription	77.9%	80.8%	76.8%	72.2%	70.9%	65.1%	61.7%
Platform-derived	22.1	19.2	23.2	27.8	29.1	34.9	38.3
Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Subscription	14.2	12.1	10.9	12.1	9.6	8.5	8.2
Platform-derived	1.3	1.0	1.1	0.9	2.3	2.7	4.7
Total cost of revenue	15.4	13.0	12.0	13.0	11.9	11.2	12.9
Gross profit	84.6	87.0	88.0	87.0	88.1	88.8	87.1
Operating expenses:
Sales and marketing	23.0	23.6	26.6	34.1	27.2	27.5	27.0
Research and development	9.8	10.1	11.4	11.6	12.3	12.4	12.4
General and administrative	16.9	19.7	18.5	19.7	10.9	16.7	25.8
Total operating expenses	49.8	53.5	56.5	65.3	50.4	56.5	65.1
Operating income	34.8	33.5	31.5	21.7	37.7	32.3	22.0
Other income (expense), net	0.3	4.7	2.3	0.6	3.3	(7.2)	(7.8)
Income (loss) before income taxes and loss from investment in equity affiliate	35.1	38.2	29.2	22.3	34.5	25.1	14.2
Benefit (Provision) for income taxes	(4.3)	(4.7)	(3.6)	(4.6)	(4.8)	88.4	(4.7)
Loss from investment in equity affiliate	—	—	—	(0.1)	(0.1)	(0.1)	(0.1)
Net income (loss)	30.7%	33.5%	25.6%	17.7%	29.6%	113.4%	9.4%

Quarterly Trends

Revenue increased sequentially in each quarter since the beginning of 2010, primarily as a result of the consistent revenue generation from our core subscription business combined with significant growth in our platform-derived revenues.

Our cost of revenue has increased over the period, reflecting the costs associated with the significant growth in our platform business offset by the optimization of costs in our core subscription business. The timing of these various changes has resulted in a gross profit margin that has fluctuated between 84.6% and 88.8% during the period.

Our sales and marketing expenses have increased over the period as we have strengthened our sales and marketing team and increased our online and offline advertising activities. Our sales and marketing expenses in certain periods reflect our increased spending on advertising to support the launch of additional products. In the first three quarters of 2011, sales and marketing expense has remained consistent as a percentage of revenues.

Our research and development expenses have grown during the period as we have strengthened our development team and also increased focus on our product management department. In the first three quarters of 2011, research and development expense has remained consistent as a percentage of revenues.

Our general and administrative expenses have fluctuated from quarter to quarter since the beginning of 2010. This fluctuation is due to the episodic nature of various capital market transactions and the expenses associated with preparing for such transactions, most notably in the quarter ended September 30, 2011 due to preparations for this offering, as well as the episodic nature of expenses associated with mergers and acquisitions activity, also notably in the quarter ended September 30, 2011. We have also trended toward greater spending in this area as we have sought to increase the strength and depth of our management team.

We expect our operating results to continue to fluctuate in future quarters. Specific material drivers of these trends are identified in the discussion above with respect to the nine months ended September 30, 2010 and 2011 and the years ended December 31, 2008, 2009 and 2010. The sales seasonality of our business, with increased sales typically on campaign launches in the fourth quarter and lower sales in the summer months, has been mitigated by the pro rata release of our revenue over the license period for each subscription. As our platform-derived revenues become a larger proportion of our total revenues, we would anticipate, other things being equal, seeing increased seasonality in our revenues with reduced sales in the summer period.

Liquidity and Capital Resources

To date, all of our working capital has been generated by operations. As of September 30, 2011, we had $225.2 million of debt, which was primarily incurred to pay a distribution to all of our shareholders, as described below, and cash and cash equivalents of $73.3 million.

We generate an increasing proportion of our cash through online sales of our premium products and online services as well as through the platform-derived revenue generated primarily via our dynamic secure search solution. We also benefit from a strong working capital cycle, such that our license fees are paid at the beginning of the subscription period, regardless of whether those subscriptions are for one or two years. The majority of our platform sales are paid within 60 days of the revenue-generating activity. We generate cash from sales through our reseller network in substantially the same manner as through our online sales. While sales through our reseller network are paid over slightly longer periods than our online distribution channel, we generally collect our reseller network sales within 60 days. The majority of sales through our reseller network are undertaken by intermediaries and we offer these intermediaries a discount. As a result, we receive less revenue per customer from sales through our reseller network than we do through our online distribution channel.

On March 15, 2011, we entered into a $235 million term loan facility with a syndicate of various banks and other financial institutions as lenders. We entered into the term loan facility in order to return capital to our shareholders through the payment of a distribution and provide ourselves with additional funds and liquidity. We paid a distribution of $183.4 million with a portion of the proceeds of the loan to all of our shareholders, on a pro rata basis. In addition to the initial term loan, we may also borrow up to $100 million under one or more additional loans under the same facility with the approval of the lenders and compliance with covenants. An affiliate of J.P. Morgan Securities LLC is the administrative agent and an affiliate of Morgan Stanley & Co. LLC is the syndication agent. At our option, amounts under the term loan and incremental term loans, if any, will bear an interest rate of either (i) the Eurodollar Rate plus 6.00% and certain costs (as defined in the term loan facility) or (ii) an alternate base rate (described below) plus 5.00%. The Eurodollar rate is the greater of (a) 1.50% and (b) the rate obtained by dividing (x) LIBOR for such interest period, by (y) a percentage equal to (i) 100% minus (ii) Eurocurrency Reserve Requirements for such interest period. The alternate base rate is the greater of (i) the prime rate (as defined in the term loan facility), (ii) the federal funds effective rate plus 0.50%, and (iii) the Eurodollar Rate plus 1.00% and (iv) 2.50%. The term loan facility matures on March 15, 2016. As of September 30, 2011, we had $235 million aggregate principal amount borrowed under the term loan facility and the interest rate on the outstanding amount was 7.5%. The term loan facility contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to incur additional debt, incur liens and make distributions to shareholders. The term loan facility also requires compliance with certain financial covenants, including the maintenance of a maximum consolidated leverage ratio as of the last day of each fiscal quarter at levels set forth in the term loan facility. During the continuance of an event of a default, the lenders may accelerate amounts outstanding, terminate the term loan facility and foreclose on all collateral.

We have historically incurred costs ratably throughout the year. We do not currently rely upon our term loan facility to finance our working capital needs. Our marketing expenditures are generally linked to our marketing campaigns and staff bonuses are paid quarterly while management bonuses are paid bi-annually. Our primary uses for cash have been to pay dividends to our shareholders, develop our products, acquire new technologies, invest in infrastructure and people to drive growth and pay income tax. However, our term loan facility restricts the payment of dividends to holders of our ordinary shares. Going forward, we expect our primary need for cash to be continued acquisitions and similar investments in the business.

We believe that our financial reserves will be sufficient to fund our anticipated cash needs for working capital, capital expenditures and debt service for at least the next 12 months. Uncertainty regarding our ability to sustain and increase the number of our active and subscription users and our revenue per active user, as well as uncertainty regarding development costs and the costs of potential acquisitions as we consider further diversification of our product line, may have a material effect on liquidity in the future, particularly beyond the next 12 months.

	Year ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$64,282	$79,483	$87,911	$61,843	$62,716
Net cash used in investing activities	(3,318)	(19,157)	(15,340)	(9,296)	(46,552)
Net cash used in financing activities	(21,522)	(71,702)	(54,367)	(51,993)	(6,963)
Effect of exchange rate fluctuations on cash and cash equivalents	(4,480)	502	(2,769)	(763)	941

Change in cash and cash equivalents	$34,962	$(10,874)	$15,435	$(209)	$10,142

Operating activities

For the nine months ended September 30, 2011, net cash flow provided by operating activities was $62.7 million, including our profit for the period of $99.7 million and adjustments of $39.6 million before movements in working capital. An increase in our deferred tax asset of $56.3 million was a significant non-cash item as a result of the AVG group reorganization in June 2011. Cash inflows included an increase in deferred revenue of $3.0 million reflecting an increase in our subscription product sales.

In 2010, net cash flow provided by operating activities was $87.9 million, including our profit for the year of $57.9 million and adjustments of $13.1 million before movements in working capital. Cash inflows included an increase in deferred revenue of $7.5 million, reflecting a reduction in our rate of growth of product sales.

In 2009, net cash flow provided by operating activities was $79.5 million, including our profit for the year of $52.5 million and adjustments of $10.2 million before movements in working capital. Cash inflows included an increase in deferred revenue of only $20.5 million compared to $41.8 million in the prior year, reflecting a change from selling two-year licenses to one-year licenses as well as a lower rate of sales growth in the year.

In 2008, net cash flow provided by operating activities was $64.3 million, including our profit for the year of $29.4 million and negative adjustments of $2.3 million before movements in working capital. Cash inflows included an increase in deferred revenue of $41.8 million, reflecting accelerated growth in our license sales.

Investing activities

Cash used in investing activities for the nine months ended September 30, 2011 was $46.6 million consisting primarily of capital expenditures of $7.8 million for increased capital equipment to continue to support the infrastructure requirements of our growing business. We also spent $38.9 million acquiring TuneUp (a PC optimization software firm), iMedix (a former search partner) and Droid (a mobile phone security software company).

Cash used in investing activities in 2010 was $15.3 million consisting primarily of capital expenditures of $11.7 million, primarily for development and capital equipment to support our business development.

Cash used in investing activities in 2009 was $19.2 million consisting primarily of acquisition costs of $12.5 million, due to the acquisition of Sana Security for $10.2 million and the acquisition of Square for $2.3 million, and capital equipment spending of $6.6 million.

Cash used in investing activities in 2008 was $3.3 million consisting of capital expenditures of $3.3 million for capital investment in systems infrastructure.

Financing activities

Cash used in financing activities for the nine months ended September 30, 2011 was $7.0 million consisting primarily of the receipt of the loan and the distributions associated with that loan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We paid additional dividends resulting in total dividends paid of $228.1 million during the period. We incurred costs in taking on this loan of $11.3 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contractual obligations and commitments” for points regarding the impact of this loan on our future cash commitments.

Cash used in financing activities in 2010 was $54.4 million consisting primarily of $47.2 million of distributions paid to our shareholders.

Cash used in financing activities in 2009 was $71.7 million consisting primarily of distributions paid to our shareholders of $118.1 million, partially offset by $47.8 million from the acquisition of a minority stake in us by TA Coöperatief that resulted in a share capital issuance.

Cash used in financing activities in 2008 was $21.5 million consisting almost entirely of distributions paid to our shareholders.

Capital expenditure and other investments

Our net capital expenditure in 2008, 2009, 2010 and for the nine months ended September 30, 2011 amounted to approximately $3.3 million, $6.6 million, $11.7 million and $7.8 million, respectively. We have historically incurred capital expenditure costs in relation to the acquisition of technology and the development of our Internet security solutions. We expect to continue to invest in technology acquisitions and information technology infrastructure through 2012 and thereafter and may spend a significant amount of cash on acquisitions and the further development of our solutions. To date, we have been able to finance all of our investments and capital expenditures out of cash generated from operations.

Free cash flow

Nine months ended September 30, 2010 and 2011

	Nine months ended September 30,		Change
	2010	2011	In dollars	Percentage
	(unaudited, in thousands, except parentages)
Free cash flow	$56,526	$66,244	$9,718	17.2%

In the nine months ended September 30, 2011, free cash flow increased due to increased sales, particularly in platform derived revenues. This was partially offset by spending on activities to drive those bookings, resulting in a rise in net cash from operating activities of $0.9 million (1.4% or 16.0% when excluding the impact of $9.0 million of interest paid). There were no unusual movements in working capital during the period and no material changes in our capital expenditure compared to the prior period.

Years ended December 31, 2008, 2009 and 2010

	Year ended December 31,			Change 2008 vs. 2009		Change 2009 vs. 2010
	2008	2009	2010	In dollars	Percentage	In dollars	Percentage
	(unaudited, in thousands, except parentages)
Free cash flow	$60,299	$72,680	$76,196	$12,381	20.5%	$3,516	4.8%

In 2010, free cash flow increased due to an increase in operating cash flows of $8.4 million offset by an increase in capital expenditure of $5.0 million.

In 2009, free cash flow increased due to an increase in operating cash flows of $15.2 million offset by an increase in capital expenditure of $3.3 million.

For a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable U.S. GAAP financial measure, see “—Non-U.S. GAAP Measures—Free cash flow.”

Off-balance sheet arrangements

As of September 30, 2011, we did not have any off-balance sheet arrangements.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of December 31, 2010:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Credit agreement	$1,050	$—	$1,050	$—	$—
Operating lease obligations	11,451	2,900	5,499	3,052	—
Acquisition earn-outs	3,159	3,159	—	—	—
Purchase obligations	7,550	4,086	3,458	4	2

Total	$23,210	$10,145	$10,007	$3,056	$2

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates, assumptions and judgments on a regular basis and make changes accordingly. We also discuss our critical accounting estimates with our supervisory board.

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

•	goodwill impairment;

•	impairment of long-lived assets;

•	research and development costs;

•	loss contingencies;

•	share-based compensation; and

•	income taxes.

Goodwill impairment

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was $33.9 million as of December 31, 2010.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. Based on the analysis performed, there was no impairment through December 31, 2010.

Impairment of long-lived assets

We periodically evaluate long-lived assets held for use and held for sale whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a boutique level. Boutique assets are reviewed for impairment using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to that boutique, compared to the carrying value of the assets. We recognize impairment if the sum of the undiscounted future cash flows of a boutique does not exceed the carrying value of the assets. For impaired assets, we recognize a loss equal to the difference between the net book value of the asset and its estimated fair value. Fair value is based on discounted future cash flows of the asset using a discount rate commensurate with the risk. In addition, at the time a decision is made to close a boutique, we record an impairment charge, if appropriate, or accelerates depreciation over the revised useful life of the asset. Based on the analysis performed, there was no impairment through December 31, 2010.

Research and development costs

Costs incurred internally in researching and developing a computer software products are charged to expense until technological feasibility has been established for the product. Authoritative literature requires that once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before release of products have historically not been material.

Loss contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Third parties, including customers, have in the past and may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are relevant to us. These assertions have increased over time as a result of our growth and the general increase in the pace of patent claims assertions. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially and adversely affected.

Share-based compensation

Under U.S. GAAP, we account for our share-based compensation for employees in accordance with the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R)), which requires us to measure the cost of employee services received in exchange for the options on our Class C ordinary shares (which automatically convert into our ordinary shares upon the completion of this offering), or options, based on the fair value of the award on the grant date. We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Barrier option pricing model was used in order to reflect the valuation impact of price hurdles that have to met as conditions to vesting. The resulting cost of an equity incentive award is recognized as expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the consolidated statements of comprehensive income based on the department to which the related employee reports.

We account for share-based compensation for non-employees in accordance with the authoritative guidance for equity-based payments to non-employees. Share-based awards issued to non-employees are accounted for at their estimated fair value, which is also determined using the Black-Scholes-Merton and Barrier option pricing models. We believe that the fair value of options is more reliably measured than the fair value of the services received. As such, the fair value of options granted to non-employees is re-measured as the options vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Historical share-based compensation expense

For purposes of determining our historical share-based compensation expense, we used the Black-Scholes-Merton valuation model to calculate the fair value of options on the grant date. The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include our estimated fair value of our ordinary shares, the expected price volatility of our ordinary shares over the expected term of the options, option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

•	Fair value of our ordinary shares. Because our ordinary shares are not publicly traded, we must estimate the fair value of our ordinary shares, as discussed in “Valuations of Ordinary Shares” below.

•

Risk-free interest rate. We derived the risk-free interest rate assumption from the yield, as of the grant date of the applicable options, of government bonds with a maturity corresponding to the expected life of the awards being valued.

•

Expected life of options. We calculated the weighted-average expected life of options to be four years based on management’s best estimates regarding the effect of vesting schedules, exercise restrictions (in particular, as they relate to the expected timing of a liquidity event) and non-transferability.

•

Dividend yield. In the past, we have declared and paid dividends on our ordinary shares, including with respect to the years ended December 31, 2009 and 2010, and the three months ended March 31, 2011. The terms of the options granted to non-U.S. holders generally allow for an adjustment in the exercise price of the options for ordinary dividends paid and options granted to all holders provide for anti-dilution adjustments for extraordinary dividends. As a result, no dividends are included within the valuation model.

•

Volatility. Since there is no trading history for our ordinary shares, the expected price volatility for our ordinary shares was estimated using the average historical volatility of industry peers’ shares as of the grant date of our options over a period of history commensurate with the expected life of the options. To the extent that volatility of our share price increases in the future, our estimates of the fair value of options to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of our industry peers to be used in measuring implied volatility of traded call options, we considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

For the year ended December 31, 2010, we estimated the grant date fair value of options using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

Year Ended December 31, 2010
Risk-free interest rate	1.84%
Weighted-average expected lives (in years)	4
Volatility	40.03%

We estimated forfeitures at the time of grant and, if necessary, will revise those estimates in subsequent periods if actual forfeitures differ. We utilized our historical forfeiture rates to estimate our future forfeiture rate at 15% for 2010. We will continue to evaluate the appropriateness of estimating the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on share-based compensation expense as the cumulative effect of adjusting the rate for all share-based compensation expense amortization is recognized in the period the forfeiture estimate is changed. To the extent we revise our forfeiture rate estimate in the future based on changes in our employees’ behavior, our share-based payment expense could change in future periods. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense. We did not need to apply forfeiture adjustments for 2010 because our U.S. GAAP financial statements were prepared for the first time in 2011 in connection with this offering and, as a result, we were able to use actual historical forfeiture rates.

We will continue to use judgment in evaluating the risk-free interest rate, dividend yield, expected term, volatility and forfeiture rate related to our share-based compensation on a prospective basis and incorporating these factors into the Black-Scholes-Merton option pricing model. If in the future we determine that other methods are more reasonable and provide better results, or other methods for calculating these assumptions are prescribed by authoritative guidance, we may change or refine our approach, and our share-based payment expense in future periods could change significantly. Higher volatility and longer expected lives, for example, would likely result in an increase to share-based compensation expense determined at the date of grant. Share-based compensation expense affects our cost of revenue, sales and marketing expense, research and development expense and general and administrative expense.

Valuations of ordinary shares

In order to determine the grant date fair value of option grants, we are required to determine the fair value of our ordinary shares. The following table summarizes, by grant date, the number of options granted from January 1, 2010 to January 10, 2012, the associated per share exercise price and the fair value of the ordinary shares as of the applicable grant date, as determined by our supervisory board, with input from the management board:

Grant Date	Original Number of Options Granted	Original Weighted-Average Exercise Price	Ordinary Shares Fair Value Per Share at Grant Date
March 31, 2010	390,000	$20.16	$20.83
June 30, 2010	1,632,746	20.20	22.00
September 30, 2010	25,000	25.00	25.00
December 31, 2010	31,920	20.83	25.00
January 1, 2011	76,000	25.00	25.00
March 31, 2011	115,000	22.00	22.00
June 30, 2011	387,303	23.04	22.00
August 10, 2011	20,000	22.00	22.00
September 29, 2011	135,220	22.00	23.50
November 16, 2011	324,638	23.28	23.50
January 10, 2012	230,000	23.50	23.50

The share-based compensation expense for certain grants accounts for the difference between the exercise price of an option and the fair market value as of the applicable grant date, as follows:

•	The March 31, 2010 grants included the following options approved by the supervisory board:

•	a grant of 290,000 options to an individual at an exercise price of $20.14. These were negotiated prior to March 2010. This individual did not meet his vesting conditions and no options vested; and

•

a grant of 20,000 options to four consultants at $17.78, which were negotiated in October 2009. The consulting services began in March 2010 and we commenced the recognition of the grant from that time.

•	The June 30, 2010 grants included the following options approved by the supervisory board:

•	a grant of 200,000 options to our chief financial officer at a price of $16.67, which were negotiated in connection with the expiration of a previous grant in September 2009;

•	a grant of 20,000 options to a supervisory board member at a price of $16.02;

•

a grant of 25,000 options to an individual at $17.78, which were negotiated in the fourth quarter of 2009 (when the supervisory board had determined the fair value of the ordinary shares was $17.78). The individual did not meet his vesting conditions and no options vested;

•

a grant of 230,000 options to an individual at $20.83, which were negotiated prior to June 2010. This individual received an additional 190,000 options at a price greater than the fair value of the ordinary shares in June 2010, for a total of 420,000 options at an average exercise price of $23.17;

•

a grant of 80,000 options to an individual at $20.83, which were negotiated prior to June 2010. This individual received an additional 40,000 options at a price greater than the fair value of the ordinary shares in June 2010, for a total of 120,000 options at an average exercise price of $22.55; and

•	grants totaling 70,000 options to employees at $20.83, which were negotiated prior to June 2010.

•	The September 29, 2011 grants reflected the approval of grants to employees for which prior commitments had been made at an exercise price of $22.00 per share.

•

The November 16, 2011 grants reflected the approval of grants to employees of 35,000 and 20,000 options for which prior commitments had been made at exercise prices of $23.00 and $20.83 per share, respectively.

Given the absence of an active market for our ordinary shares, our supervisory board was required to estimate the fair value of our ordinary shares at the time of each grant. Our supervisory board, which includes members who are experienced in valuing the securities of early- to late-stage private companies, considered objective and subjective factors in determining the estimated fair value of our ordinary shares on each option grant date. Factors considered by our supervisory board included the following:

•

third-party valuations of our ordinary shares dated April 29, 2010, February 28, 2011 and November 3, 2011, providing a valuation range of $12.21 to $16.95 per ordinary share as of December 31, 2009, a valuation of $19.10 per ordinary share as of December 31, 2010, a valuation range of $21.20 to $24.52 per ordinary share as of June 30, 2011 and a valuation range of $21.78 to $25.24 per ordinary share as of September 30, 2011, respectively;

•

the price of our Class B ordinary shares and Class D preferred shares sold to TA Associates in October 2009 in an arm’s-length transaction, as well as the rights, preferences and privileges of our Class B ordinary shares and Class D preferred shares relative to those of the Class C ordinary shares underlying our options;

•	the lack of marketability of our ordinary shares;

•	our historical and projected operating and financial performance;

•	our introduction of new products and services;

•	our completion of strategic acquisitions;

•	our stage of development;

•	the global economic outlook and its expected impact on our business;

•	the market performance of comparable companies; and

•	the likelihood of achieving a liquidity event for the ordinary shares underlying the options, such as an initial public offering or sale of our company, given prevailing market conditions.

Our supervisory board determined valuations of our ordinary shares for purposes of granting options through a two-step valuation process described below. The supervisory board also obtained third-party valuation analyses in support of these determinations. First, we established our enterprise value using the income approach. The income approach, which relies on a discounted cash flow analysis, measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasts of revenue and costs. We also considered using the market approach, which relies on analysis of comparable public companies and comparable acquisitions, and measures the value of a company through comparison to comparable companies and transactions, but we determined that there were not enough suitable publicly traded companies to perform a meaningful comparison, particularly in light of the fact that publicly traded companies in the security software industry were not comparable to AVG in having lower expected revenue growth. These considerations lead us to the conclusion that performing a relevant market comparison would require us to make significant adjustments to valuation multiples to account for differences in risk, anticipated growth and profitability, or to use alternative ratios that we believed would have made the market-based valuation unreliable and less conclusive. We did, however, take our market position into account when analyzing and projecting our long-term margins for purposes of the financial forecasts used in the discounted cash flow analysis that we performed.

For each valuation report, we first prepared a financial forecast to be used in the computation of the enterprise value using the income approach. The financial forecasts took into account our past experience and future expectations. Second, the risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. As discussed below, there is inherent uncertainty in these estimates. Third, we allocated the resulting equity value among the securities that comprise our capital structure. The aggregate value of the ordinary shares was then divided by the number of ordinary shares outstanding to arrive at the per share value.

Since the fair value of our ordinary shares has been ultimately determined by our discounted cash flow analyses, our valuations have been heavily dependent on our estimates of revenue, costs and related cash flows. These estimates are highly subjective and may change frequently based on both new operating data as well as various macroeconomic conditions that impact our business. Each of our valuations was prepared using data that was consistent with our then-current operating plans that we were using to manage our business.

In addition, our discounted cash flow calculations are sensitive to highly subjective assumptions that we were required to make relating to our financial forecasts and the selection of an appropriate discount rate, which was based on our estimated cost of equity.

Our discount rate was determined based on our stage of development at each valuation date and was quantified based on a risk-free discount rate for government debt, capital markets risk, our security software sector and our size (based on estimated growth of our subscription, platform-based and new product revenues).

In estimating our share-based compensation charge, the grant date was determined to be either: (i) the date there is a mutual understanding of the terms and conditions of the award; or (ii) in the case of certain senior employees, a mutual understanding which includes confirmation by our supervisory board of grants made.

The fair value determined by our supervisory board as of each of the grant dates identified below was within the valuation range or above the valuation presented in the then most recent third-party independent valuation report (which, as described above, was in a valuation range of $12.21 to $16.95 per ordinary share as of December 31, 2009, at a valuation of $19.10 per ordinary share as of December 31, 2010, in a valuation range of

$21.20 to $24.52 per ordinary share as of June 30, 2011 and in a valuation range of $21.78 to $25.24 per ordinary share as of September 30, 2011). In determining a fair value on the applicable grant dates, other significant factors considered by our supervisory board included the following:

March 31, 2010 grant. The fair value was determined to be higher than the top of the valuation range from the most recent third-party independent valuation of the ordinary shares because the supervisory board determined that the ordinary shares should have the same value on an as-converted basis as the preference shares, because they would convert on the same basis in the event of a liquidity event such as an initial public offering and we had begun preparations for an initial public offering. The supervisory board also considered the price paid in the acquisition of shares by TA Associates in October 2009.

June 30, 2010 grant. The fair value was determined to be higher than the third-party independent valuation of the ordinary shares because the supervisory board determined that the ordinary shares should have the same value on an as-converted basis as the preference shares, because they would convert on the same basis in the event of a liquidity event such as an initial public offering, and we were continuing preparations for an initial public offering.

September 30, 2010 grant. The fair value was again determined to be higher than the third-party independent valuation of the ordinary shares because the supervisory board determined that the ordinary shares should have the same value on an as-converted basis as the preference shares, because they would convert on the same basis in the event of a liquidity event such as an initial public offering, and we were continuing preparations for an initial public offering.

December 31, 2010 grant. The fair value was again determined to be higher than the third-party independent valuation of the ordinary shares because the supervisory board determined that the ordinary shares should have the same value on an as-converted basis as the preference shares, because they would convert on the same basis in the event of a liquidity event such as an initial public offering, and we were continuing preparations for an initial public offering.

January 1, 2011 grant. The fair value was again determined to be higher than the third-party independent valuation of the ordinary shares because the supervisory board determined that the ordinary shares should have the same value on an as-converted basis as the preference shares, because they would convert on the same basis in the event of a liquidity event such as an initial public offering, and we were continuing preparations for an initial public offering.

April 1, 2011 grant. Our supervisory board determined that the fair value had decreased, as compared to the previous valuation and fair value determination, to reflect the entry into our new credit agreement in the first quarter of 2011 (which resulted in dividend payments to shareholders and anti-dilution adjustments to the option plan to preserve the value), offset by an increase to reflect our improved business results.

June 30, 2011 grant. Our supervisory board determined that the fair value remained the same as at April 1, 2011, subject to receiving an independent valuation report. Our supervisory board subsequently received a third-party independent valuation report, described above, and confirmed that the fair value remained the same as at April 1, 2011.

August 10, 2011 grant. Our supervisory board determined that the fair value remained the same as at April 1, 2011 and June 30, 2011.

September 29, 2011 grant. The fair value was determined to be approximately at the mid-point of the valuation range presented in the third-party independent valuation report as of September 30, 2011, described above.

November 16, 2011 grant. Our supervisory board determined that the fair value remained the same as at September 29, 2011.

January 10, 2012 grant. Our supervisory board determined that the fair value remained the same as at September 29, 2011 and November 16, 2011.

Adjustments to option terms

In March 2009, our supervisory board approved a share issuance having the effect of a 10 for 1 share split, or the Share Split, whereby the number of our issued shares increased from 4,500,000 to 45,000,000. To adjust for the effect of the dilution to option holders, there was an increase made in the number of ordinary shares underlying outstanding options by a factor of ten and an automatic decrease of the exercise price of outstanding options by a factor of ten. On the basis of our review of the relevant accounting literature and option documentation, and supported by analysis under Dutch law, we concluded that the anti-dilution adjustment for the Share Split was contemplated by the option documentation and communications we made to award holders. As a result, we did not record any additional compensation costs in connection with the Share Split.

In connection with TA Associates’ acquisition of a minority interest in AVG in October 2009, we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares, which our shareholders then sold to TA Coöperatief. We also concurrently issued 3,000,000 Class D preferred shares to TA Coöperatief for $47.8 million, net of issuance costs. To adjust for the effect of the dilution to option holders on account of the increase in our outstanding share capital from 45,000,000 to 48,000,000 shares, our supervisory board approved an amendment to our option agreements that resulted in an increase in the number of ordinary shares underlying outstanding options by a factor of 48/45ths and a decrease of the exercise price of outstanding options by a factor of 48/45ths. This option modification resulted in incremental share-based compensation expense of $3.0 million. Expense related to vested options of $2.4 million was expensed on the modification date and expense of $0.6 million related to unvested options is being amortized over the remaining vesting period of such options.

Summary of share-based compensation expense

As a result of our Black-Scholes-Merton option fair value calculations and the allocation of value to the vesting periods using the straight-line vesting attribution method, and taking into account the anti-dilution adjustment referred to above, we have recognized employee share-based compensation in the consolidated statements of comprehensive income as follows:

	Year Ended December 31,			Nine months ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
				(unaudited)
Cost of revenue	$85	$178	$61	$46	$17
Sales and marketing	604	2,520	2,049	1,323	614
Research and development	514	1,108	1,008	608	1,019
General and administrative	1,006	4,483	3,655	2,871	1,362

Total share-based compensation expense	$2,209	$8,289	$6,773	$4,848	$3,012

The total compensation cost related to unvested option grants not yet recognized as of December 31, 2010 was $6.0 million, and the weighted-average period over which these grants are expected to vest is 1.8 years.

Based upon the initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of the prospectus, the intrinsic value of options outstanding at December 31, 2010 was $         million, of which $         million and $         million related to options that were vested and unvested, respectively, at that date.

Income tax

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective tax rates differ from the statutory rates, primarily due to the foreign tax rate differential, tax exempt revenue and non-deductible expenses and as further described in the notes to our consolidated financial statements included in this prospectus. Our effective tax rate was 5.3%, 11.1% and 13.9% in 2008, 2009 and 2010, respectively. We received for the nine-month period ended September 30, 2011 a credit, or a benefit to our income statement, of $52.2 million.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit laws; by transfer pricing adjustments including the effect of acquisitions on our intercompany R&D cost sharing arrangement and legal structure; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, or the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attributes prescribed in the accounting guidance for uncertainty in income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Netherlands Tax Authorities (Belastingdienst) and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse impact on our operating results and financial condition.

Quantitative and Qualitative Disclosure on Market Risk

Currency

We believe that our only material currency exposure is between the U.S. dollar and the Czech crown (CZK) where we have a shortage of CZK income compared to our expenses, as a significant portion of our revenues are in U.S. dollars while a significant portion of our costs are in CZK. Our material exposure is from a falling U.S. dollar against the CZK, resulting in increasing costs in both real terms and in our reporting currency. We estimate that a 10% rise in the CZK against all other currencies at the start of 2010 and continuing through that year would have resulted in reduced net income of $3.9 million in 2010.

Recently Issued and Adopted Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued guidance on revenue recognition that became effective for us beginning January 1, 2011. Under the new guidance tangible products that have software components that are essential to the functionality of the tangible product is no longer be within the scope of the software revenue recognition guidance; such software-enabled products are now subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when VSOE or third-party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued an Accounting Standards Update, or ASU, No. 2010-06, “Fair Value Measurements and Disclosures, Improving Disclosures about Fair Value Measurements (Topic 820).” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of the guidance regarding disclosures in the roll forward of activity in Level 3 fair value measurements is not expected to have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement, Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs (Topic 820).” The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board, or IASB, to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011. Earlier application is not permitted. The provisions of ASU No. 2011-04 are not expected to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income, Presentation of Comprehensive Income (Topic 220),” which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update should be applied retrospectively and they are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this update were adopted by us with no material impact on our consolidated financial statements.

OUR BUSINESS

Our Mission

Our mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. Our powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing our solutions, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support.

Our Business

We provide software and online services that deliver peace of mind to users by simplifying, optimizing and securing their Internet experiences. Our business model, based on delivering high-quality solutions in high volume and at no cost to our users, enables us to rapidly acquire new users. Through our large user community, we are able to better understand the needs of our users, become a trusted provider of peace-of-mind software solutions, and thereby intelligently monetize our user base through premium products and value-added online services. Our solutions, which today range from desktop, laptop and mobile security software to dynamic secure Internet search solutions, can be accessed and utilized with minimal effort and limited technical know-how from the user. In choosing our solutions, which can be downloaded from the Internet, users become part of a trusted global community that benefits from network effects such as the mutual protection and support of a large user base. Our sales and marketing activities benefit from word-of-mouth recommendations from our large user network to create a viral marketing effect, which is amplified by the speed and ease of use of our products and allows us to gain new customers at a low acquisition cost. This strategy has allowed us to grow our user base to approximately 106 million active users as of September 30, 2011.

We believe that our community of approximately 106 million active users is one of our most valuable assets. We establish a trusted relationship with our community through our solutions with the goal of driving greater user engagement. Community engagement provides important contributions to our product development initiatives, enables rapid response to online threats and assists in our customer support initiatives, enabling us to accurately deliver compelling products and online services that meet the evolving needs of our users. The contributions from our community lower our costs, enabling us to offer free and low-cost offerings that further build upon the value we can deliver. We believe further monetization of our user base through online services represents a significant market opportunity for us.

Our product portfolio targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software. While a significant majority of our active users have been users of our free products and online services, we also offer products with premium functionality and enhanced customer support when customers purchase an annual or multi-year subscription. As of September 30, 2011, we had approximately 15 million subscription users. In addition, our online services, accessed primarily through our browser toolbar, provide dynamic secure search capabilities through agreements with leading Internet search providers. We have been successful in growing our product portfolio over time through internal development and select acquisitions.

We distribute our products primarily online, which allows us to generate high-margin revenue from direct distribution of our premium products and search agreements with third-party search providers. We also have a global network of resellers and distributors, including CNET, Ingram Micro and Wal-Mart. In 2010 and the nine months ended September 30, 2011, 69.4% and 74.2%, respectively, of our revenue was generated online, with the remainder generated through resellers and distributors. In addition, we have entered into agreements with companies such as Google, Microsoft and VeriSign that may support our efforts to increase our brand awareness and user penetration. To date, AVG Antivirus Free Edition has been downloaded more times than any other software on CNET’s Download.com website.

Our revenue has grown from $113.8 million in 2008 to $217.2 million in 2010, representing a compound annual growth rate, or CAGR, of 38.1%. During this same period, our net income grew from $29.4 million to

$57.9 million, representing a CAGR of 40.4%, our adjusted net income grew from $33.1 million to $67.2 million, representing a CAGR of 42.5%, our net cash provided by operations grew from $64.3 million to $87.9 million, representing a CAGR of 16.9%, and our free cash flow grew from $60.3 million to $76.2 million, representing a CAGR of 12.4%. For the nine months ended September 30, 2011, we generated revenue of $198.1 million, adjusted net income of $104.8 million and free cash flow of $66.2 million. Other than the initial start-up capital provided by our founder, we have not raised equity financing for our operations. Our net cash provided by operations have been sufficient to fund our growth to date. As of September 30, 2011, our total shareholders’ deficit was $321.0 million, or $130.9 million as adjusted to give effect to conversion of our preferred shares upon the closing of this offering, with the shareholders’ deficit being principally a result of the aggregate of $557.5 million in dividends and distributions in excess of capital paid since January 1, 2008.

Our Opportunity

The Internet has become crucial and pervasive for consumers and businesses alike.

The Internet has transformed how information is created, accessed and shared. New platforms for finding information, communicating and collaborating have emerged. These platforms, including Internet search engines, social networks and cloud computing, have fundamentally changed the way people communicate, obtain information and engage with each other, in addition to increasing the time users spend online. Consumer behavior has changed as a result. Consumers and businesses today rely on the Internet as an integral component of their daily lives. Moreover, consumers and businesses are becoming more and more interconnected and engage in more activities that involve highly valuable personal or financial information, including online banking, electronic medical records, social networking and e-commerce, increasing both the amount and value of data at risk. According to Forrester Research Inc., online eCommerce sales represented $176 billion in 2010, or nearly 8% of total retail sales, with nearly 5.5 million new online shoppers in 2010 (US Online Retail Forecast, 2010 To 2015, Forrester Research Inc., February 28, 2011).

As users engage in more critical activities on the Internet, the potential for online threats has increased dramatically.

The growth in online activity has attracted the attention of hackers and other nefarious groups, fueling online security attacks that are increasingly severe, frequent and sophisticated. Today’s online threats are increasingly driven by criminal enterprises targeting personal and corporate information to drive monetary gain. For example, in June 2011, Citigroup announced that more than 360,000 credit card customers in North America had their names, account numbers and email addresses stolen via a cyber-security attack on Citigroup’s servers.

Due to the increasing level of interconnectivity of users and devices, a compromised website can infect thousands of computers and connected devices worldwide in a matter of minutes. The viral nature of threat propagation means that the speed and breadth of attacks has increased significantly. The U.S. Office of the Director of National Intelligence reported in February 2011 that almost half of all computers in the United States have been compromised in some manner and that on average, 60,000 new pieces of malware are identified per day.

Growth of services, applications and devices has increased the complexity of the Internet experience.

While users have continued to embrace the Internet and its expanding utility, they are encountering a significantly more complex Internet experience.

•	The number of Internet users is projected to increase significantly, from 2.0 billion users globally in 2010 to 2.6 billion users in 2014, as reported by IDC in August 2011.

•

Users who previously connected online using just their desktop computer at limited times are now connecting, often multiple times at all hours of the day, through a multitude of interconnected devices. In 2010, worldwide users reported spending 59.8 and 51.8 hours per month connected to the Internet for personal and business use, respectively, as reported by IDC in August 2011.

•

The Internet has continued to see increased amounts of data and online destinations through which users must sift and navigate. According to an August 2011 report from DomainTools.com, in any given 24-hour period, over 85 thousand domain names are created, while more than 60 thousand expire, evidencing the fluid and transient nature of many websites.

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Consumers today are also increasingly accessing the Internet through a variety of Internet-enabled devices such as PCs, netbooks, tablets, smartphones, set top boxes, televisions and eBook readers. According to an August 2011 IDC report, the number of devices used to access the Internet is projected to grow from 2.3 billion in 2010 to 4.1 billion by 2014.

The multitude of tools and applications available to users to improve their Internet experiences has become difficult to navigate.

Users today must also navigate through an ever-increasing number of browsers, plug-ins, websites and desktop, laptop and mobile applications, often leading to frustrating user experiences. Now, in addition to managing software applications and data on their devices, users also manage data in the cloud. Software vendors have released a profusion of applications and other Internet services, requiring users to sift through even more options. It is becoming increasingly difficult for users to identify the trusted solutions they need to simplify, optimize and secure their Internet experiences.

Given the assortment of options available, it is difficult for users to identify the solutions they need to simplify, optimize and secure their Internet experiences. Many “free to paid” vendors offer point solutions that do not address the full set of problems users face. Many paid vendors purport to offer more comprehensive solutions, but often charge high prices for products that do not effectively integrate functionality and ultimately degrade system performance. Few brands are recognized as a trusted source of offerings that meet users’ needs to simplify their Internet experiences.

Why Our Users Choose Us

We believe there exists a significant opportunity to provide powerful, yet easy-to-use solutions that bring peace of mind to the Internet experience for consumers and small businesses. We focus on delivering intuitive products and online services that can be easily installed and maintained by users with limited technical knowledge. We provide a consumer-oriented user interface that does not require special integration or user education, enabling a frictionless user experience for consumers and small businesses.

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We deliver peace of mind through a simple, optimized and secure Internet experience that users can trust. We provide our users with peace of mind by delivering a compelling, user-friendly and differentiated suite of products and online services that simplify, optimize and secure their Internet experiences. Over time, our users have come to trust our solutions, which improve their Internet experiences and enable them to safely maneuver through all of the complexity and threats prevalent on the Internet. Our community has also come to trust us to keep their data safe and secure across devices.

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Our high-quality products offer robust functionality. Our products that are available free-of-charge are known in the industry for being best in class relative to peers, and our premium products for which we charge a subscription fee are consistently ranked among the leaders in performance relative to peers. In 2011, our products have earned a variety of awards and certifications from industry groups and publications including AV-Comparatives, AV-Test, ICSA Labs, Virus Bulletin and West Coast Labs. We intend to continue to focus on product innovation to continue offering robust solutions to our users.

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We have a recognized brand name and positive reputation built over time. For the past two decades, we have grown our user base due to our strong product offerings and ability to deliver a trusted Internet experience. Our users have come to trust in our ability to protect their data and enrich their online experiences. Potential new customers have greater peace of mind from knowing that our solutions have been vetted by the approximately 106 million active users in our community. To date, AVG Antivirus Free Edition has been downloaded more times than any other software on CNET’s Download.com website.

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We offer a suite of high-value solutions for free. We provide our powerful, high-value software products free of charge to any PC or mobile user. This represents a compelling value proposition relative to alternative free or paid solutions. While our free products, which remain free to our users indefinitely, remove the financial barrier in downloading and installing our solution, we nonetheless continuously innovate and add features in order to deliver best-in-class offerings, irrespective of price. We believe delivering high-value, free solutions differentiates us from other freemium competition not equally focused on continuous product innovation.

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Our offerings are easy to use and light on PC resources. Our products and online services are purpose-built to serve consumers and small businesses. We focus on delivering powerful, yet easy to use, intuitive products and online services that can be easily installed and maintained by our consumer or small business users without materially impacting the performance of our users’ devices. We focus on providing solutions without special integration requirements and with a consumer-friendly user interface that makes our solutions highly intuitive.

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Robust user community. Our approximately 106 million active users comprise a global online community that offers a forum for engagement among our users through which they provide support to one another and give us valuable consensus feedback regarding product enhancements, new product introductions and other technology and product-related suggestions. In addition, at installation approximately 50% of our users elect to allow their AVG software to submit information to us about the specific threats their AVG software detects, which allows us to make the Internet a safer place for all of our users.

Our Business Model

We believe our business model affords us a significant competitive advantage. We employ a business model that leverages our large and engaged user base, low-cost Internet-based distribution and cost-effective research and development. Benefiting from viral marketing, user-generated product feedback and community support, we continuously improve product quality and user experience and add new users at a low cost of acquisition. This, in turn, improves our monetization potential and allows for incremental investment in product innovation and marketing for future growth. These business model characteristics drive scalable growth, robust operating margins and strong cash flow generation.

Key components of our business model are:

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Large and growing user base driving tangible benefits. The size and growth of our user base and the amount of information generated by our users increase the value of our offerings and drive tangible business results. We seek to drive greater user engagement with our solutions by delivering peace of mind and, over the long term, building a relationship based on trust. We believe this is critical to building a user base that can be monetized effectively. As our users are actively engaging with each other, they provide a first level of community support as well as real-time product feedback that contributes to product innovation, as reflected in our slogan, “We Protect Us.” Our business model has enabled us to build a user base of approximately 106 million active users.

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Easy-to-use, high-quality free and premium products that enable the business model. Our business model is built on high-quality products that can be deployed or accessed with minimal effort, while providing a compelling and robust user experience. We focus on developing products that spread virally, that are highly sticky and ultimately drive increased user engagement with our platform. We provide no- or low-cost solutions to facilitate rapid user adoption. We then seek to up-sell or cross-sell to our free users once these free products have brought them into our user community. Even if users do not purchase our premium products, they are able to download and install our free solutions, expanding our user base and our monetization potential over time.

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Monetization and expansion of our user base through value-added free online services. Since March 2008, we have deployed our dynamic secure search solution to our online community as part of a value-added service enabling secure search of the Internet. While our dynamic secure search is free to our users, we generate revenue through agreements with search providers such as Google to which we direct search queries to generate search results. Recently, we acquired iMedix, a leading toolbar provider, to enhance our technical capabilities in this area and to expand our market reach to additional distribution channels. We continuously seek to develop new, free online services that allow us to monetize and expand our user base without additional cost to our users.

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Cost-effective marketing and low customer acquisition cost. Our business benefits from cost-effective marketing and online distribution channels. By leveraging our large user base and high customer satisfaction, we are able to achieve powerful viral marketing at low cost. Our large user base, coupled with low customer acquisition costs, results in a scalable, high-margin business model that is strengthened as our user base grows. We also distribute through resellers and distributors, which we refer to as our reseller network. The end-sellers of our solutions in this reseller network vary from large retail stores, such as Wal-Mart, to small individual retailers, both online and offline. This reseller network forms a part of our brand marketing strategy and generates the majority of our small business sales. We believe that our presence among retailers contributes significantly to consumer awareness of our brand. In 2010 and the nine months ended September 30, 2011, we generated 30.6% and 25.8%, respectively, of our revenue through our reseller network.

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Proven track record of execution, monetization and innovation. As one of the largest software vendors employing a free-to-pay model, we have a proven track record of execution over two decades. Whether through organic development or technology acquisitions, we continue to add products and online services that simplify, optimize and secure our users’ Internet experience, while delivering operating leverage. In particular, we have completed several acquisitions, including Prevention Labs and Sana Security, which we rapidly integrated successfully into our product portfolio. This enabled us to leverage our large user base to quickly adopt these solutions as part of the AVG product suite, thereby driving greater revenue from these products.

Our business model of platform monetization enables us to target multiple end markets as we broaden our products and online services including:

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Endpoint security software. Our core endpoint security software enables us to target this endpoint security market. According to a November 2011 IDC report, the total addressable market for endpoint security revenue is expected to grow from an estimated $7.2 billion in 2010 to $9.9 billion in 2014, representing a compounded annual growth rate of 8.3%. According to a June 2011 IDC report, the total addressable market for identity and access management revenue is expected to grow from $3.9 billion in 2010 to $5.6 billion in 2014, representing a CAGR of 9.3%.

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Secure search. Our toolbar and other secure search offerings enable us to capture a portion of the overall online search revenue market. According to an August 2011 IDC report, the online search market is expected to grow from nearly $32 billion in 2010 to $54 billion in 2014, representing a CAGR of 13.9%.

Taken together, these elements enable revenue and user base growth at relatively low cost and also allow us to acquire, maintain and support customers at low overall operating and acquisition costs while leveraging multiple, large, high-growth product markets.

Our Growth Strategy

Our mission is to provide users with peace of mind by developing compelling and differentiated software and services that simplify, optimize and secure their Internet experience. Our growth has historically been driven by providing best-in-class products and online services to drive user growth and deploying premium solutions and platform monetization services.

The key elements of our strategy are:

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Increase monetization by leveraging our existing large user base. We intend to leverage our user base of approximately 106 million active users to further monetize our platform. As part of our strategy, we plan to sell compelling premium products and services to our current user base and provide additional platform monetization solutions beyond dynamic secure search. To date, our premium products and online services primarily include Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software. In 2008, we launched our dynamic secure search solution, which significantly increased our total addressable market to include Internet advertising revenue as we receive a portion of the advertising revenue that our search provider receives. As an example of our monetization, our revenue per active user increased from $1.53 for the twelve months ended December 31, 2008 to $2.21 for the twelve months ended December 31, 2010, and from $1.63 for the nine months ended September 30, 2010 to $1.94 for the nine months ended September 30, 2011. Over these periods, the main driver of increased revenue per active user has been successful implementation of our platform monetization strategy, including the launch and user adoption of our dynamic secure search solution. In the nine months ended September 30, 2011, we have added products including TuneUp, MultiMi and AVG LiveKive, expanding our platform beyond internet security and creating opportunities to up-sell or cross-sell a variety of other products and online services to our user base.

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Drive greater user engagement and targeted product development. We are focused on driving user engagement and, through a compelling suite of solutions, engendering trust in our brand. We intend to increase user engagement, which we define as the amount of time our users are using and interacting with our products, primarily by innovating compelling solutions that become an increasingly fundamental part of a user’s daily life on the Internet. By increasing user engagement, and leveraging the anonymous user and traffic data we receive through our solutions to deliver highly relevant products and online services, we believe that we can enhance our platform monetization potential. For example, we recently introduced MultiMi, an easy-to-use desktop application to access a user’s email, Facebook, LinkedIn and Twitter accounts in a single, secure dashboard. We believe MultiMi is the first of many applications that can leverage the analytics gathered by our platform to simplify, optimize and secure a user’s Internet experience.

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Broaden our portfolio of solutions. We have built a strong reputation and brand name in the technology industry and most importantly, with consumers and small businesses, for continuous product innovation and technological advances. Our objective is to continue to enhance and broaden our product portfolio to address our users’ evolving needs, ultimately driving greater user base growth, increased stickiness and revenue from user adoption through diversification beyond our security solutions. Recent examples include the introduction of online storage through our LiveKive offering and enhanced search through agreements with third-party Internet search providers. In addition, we have a history of successfully identifying, purchasing and integrating acquisitions that expand our product offering. Since 2006, we have made a number of key technology acquisitions, all of which have been successfully integrated into our product portfolio and technology platform. In August 2011, we acquired TuneUp Software GmbH, or TuneUp, a provider of PC performance optimization software, to seek to drive greater revenue by cross-selling this product to our existing user base, as well as expanding our user base by adding new TuneUp users. We will continue to target acquisitions that expand our technology capabilities, products, user base, distribution channels and geographical presence.

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Grow and retain our user base. We are one of the largest active user communities on the Internet and we seek to continue to grow our user base. We focus on developing solutions that serve as low-cost user acquisition vehicles, such as our current security software. For example, in the third quarter of 2011, we released a standalone AVG Toolbar that can be installed without our security solutions. This standalone toolbar is being distributed through select distribution partners, allowing us to grow our user base and drive the volume of search through our platform without the need to use security software to drive customer acquisition. We also intend to pursue additional customer acquisition strategies. We believe our online free solutions enable viral marketing, which leverages the inherent network effects of our business model. In addition, we intend to increase our investment in sales and marketing to further build brand awareness, accelerate the growth of our user base, and move into adjacent markets. We intend to focus on additional geographic markets where there is long-term revenue growth potential. We plan to increase the rate at which our website visitors become users through increased promotion and branding of our products, increased user targeting through product positioning and localization, targeted promotion and marketing campaigns and enhanced product offerings. Finally, we intend to continue to deliver best-in-class products at no cost, providing a compelling value proposition for users not already on our platform and driving retention of our existing user base.

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Continue to expand capabilities for mobile markets. The proliferation of mobile devices has created a diverse computing environment for users. We intend to provide products and services that deliver functionality currently available for our desktop and laptop users to mobile devices, particularly smartphones and tablets. According to April 2011 and June 2011 reports by IDC, smartphones and tablets are expected to reach 981.3 million units in 2014 from 322.6 million units in 2010. We believe this market represents a large opportunity for us and we intend to focus our research and development on developing products for this market. In January 2011, we acquired DroidSecurity to accelerate our capabilities in Android smartphone security. We currently have a dedicated mobile security expertise center solely focused on developing our presence in the mobile market.

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Increase our presence in the small business market. We intend to increase our presence in the small business market. We define a small business as a business with 100 seats or less, where a seat is an identified computer workstation, whether independent or part of a network. We expect to continue to develop our offerings by adding features and functionalities tailored towards this customer segment, such as security and other functionality delivered on demand, or through a software-as-a-service model. We believe that there are significant opportunities in the small business segment, as these businesses generally do not have IT staff and instead require solutions that are cost effective and easy to use.

Our Solutions

Our solutions, including software and online services, include security, PC management, online backup and other products. While our AVG AntiVirus Free Edition is provided free of charge to our users, the majority of our products are provided for a fee on a subscription basis. Our software products are currently available in various languages, used in over 185 countries around the world and sold under software license agreements. They are generally sold and downloaded over the Internet or sold as packaged products through multi-tiered distribution channels. These software license agreements generally include product maintenance, which provides technical services to our customers over the license period and regular updates of the software solutions purchased.

We have historically leveraged our security products and technology to grow our user base. As the threat landscape has evolved from viruses to more sophisticated and multi-faceted computer attacks, we have developed a broad suite of security solutions that protect against viruses, trojans, malware, suspicious code and other threats, and offer a layered approach to threat detection, including behavioral monitoring, signature-based threat detection and real-time threat detection with our LinkScanner technology. We have continued to evolve our portfolio of solutions to address not only security threats but also other online applications that are increasingly relevant to our large and growing user base. Our portfolio includes the following solutions for the consumer and business end markets:

Consumer Solutions

Products	Functionalities

Anti-Virus suite

•      Prevents receiving or unintentionally spreading viruses and other threats

•      Protects from spyware, adware, rootkits and fake anti-virus

•      Scans files for viruses before downloading and sharing

•      Checks links exchanged on social networks for viruses

•      Checks web pages in real time with AVG LinkScanner

Internet Security suite

Includes the following additional features in addition to the Anti-Virus suite:

•      Provides firewall and identity protection

•      Blocks spam emails

•      Checks for viruses on downloaded executable binaries from the Internet

•      Advises on applications slowing the PC

•      Accelerates download speed of video and executable binaries from selected sites

Premium Security suite	Includes the following additional features in addition to the Internet Security suite: • Identity theft and misuse surveillance and alerts • Optimizes PC performance

AVG Mobilation

•      Security software for Android smartphones and tablets

•      Checks apps, web content and SMS for malware before downloading

•      Theft protection enabling users to locate lost devices using GPS and remote access when lost or stolen to lock device or wipe content

•      Backup feature protecting contacts, call logs, bookmarks, messages and applications

AVG Threatlabs	• Provides safety rating for websites

Products	Functionalities
Family Safety

•      Unique logins and accounts for every child

•      Blocks, warns and monitors Internet content

•      Tracks and filters social media activity

•      Schedules or limits PC games and Internet access

•      Sends reports and updates about children’s online activity

•      Remote control from any web-enabled device

TuneUp Utilities and PC Tuneup

•      Fixes registry problems that cause freezing and crashing

•      Optimizes Internet settings and connection for speed

•      File recovery after accidental deletion

•      File shredder and disk wiper to permanently erase files

•      Improves disk speed

LiveKive	• Automatic online backup of data • Share files, folders, photos and music with other people • Enables automatic syncs • Remote access to files from web and mobile devices

MultiMi

•      Desktop application that provides easy access to different social network contacts, including contacts in Facebook, LinkedIn and Twitter

•      Provides an integrated and centralized inbox making sharing and socializing across email accounts and social networks easier

•      Centralizes contacts and calendars in one location

We offer consumers four security suites, one of which provides free basic protection for Internet surfing, searching and social networking. Paid suites provide more extensive protection and other additional features:

Consumer suites	Description	Anti- Virus Free Edition 2012	Anti- Virus 2012	Internet Security 2012	Premium Security 2012
Core Protection
Anti-Virus, Anti-Spyware, Anti-Rootkit	Prevents infection and spread of viruses, worms, Trojan horses, spyware and malware	•	•	•	•

Social Networking Protection	Automatically checks links exchanged on social networks for threats	•	•	•	•

LinkScanner	Instantaneous, real-time scanning of web pages visited for threats	•	•	•	•

Chatting and Downloading
Shield for safe chatting	Protects against infections when exchanging files using chat services	•	•	•	•

Online Shield for safe downloading	Checks for viruses when downloading, sharing or exchanging files		•	•	•

Support
Expert technical support	24 hour/day technical support is offered through telephone, chat and FAQ	•	•	•	•

Receive priority updates	Automatically receives more frequent updates for latest threats		•	•	•

Shopping and Banking
Identity Protection	Protects personal information	•	•	•	•

Firewall	Keeps hackers out of the network			•	•

Anti-Spam	Blocks spam and scam emails			•	•

Network Safety
Intrusion Detection	Protects from remote attacks when connected to networks			•	•

Performance
System Tools	Allows management of start-up applications, PC monitoring and Internet browser plug-ins			•	•

Quick Tune	Optimizes PC performance				•

Identity Alert	Identity theft and misuse surveillance				•

Customer Support and Service

Customer support and service forms a key part of our solution offering and we offer different levels of online community support to our users.

Our users have access to online resources, including documentation, FAQs, video tutorials and the user community in the free AVG user forum. In addition, our Facebook page and Twitter feed, with over 46,000 Twitter followers, have become support forums for both free and subscription users, as well as alternative ways to disseminate important threat information to our user base. In particular, our Facebook site has grown substantially in popularity. As of November 2011, over 400,000 people have “liked” our Facebook page.

In addition to these resources, for some issues our free users are able to access expert technical support free of charge via toll-free phone numbers in the United States and United Kingdom, which operates 24 hours a day. AVG agents diagnose customers’ requests and provide guidelines on how to use AVG products or resolve potential issues. Customers are then able to help themselves following given instructions.

We include expert technical support for all of our paid subscribers as part of the product suite subscription fee. We offer support to our subscription users with a broad range of pre-sales and post-sales services through the Internet, telephone, chat, email and remote connection for more complex cases and in a variety of languages. We have nine call centers, two in the Czech Republic, two in the Philippines, and one each in India, Canada, France, the United Kingdom and the United States. The call centers in the Philippines, India and Canada and one in the Czech Republic are outsourced. We operate the remaining four call centers. As of September 30, 2011, we had 54 employees and 139 contractors in our own and outsourced call centers. All services operated directly by AVG or by our outsourcing partners are available 24 hours a day.

We also provide premium technical support for AVG as well as non-AVG customers for a fee under the AVG TechBuddy brand. The support scope includes PC and other general device troubleshooting. The premium service is provided via remote connection to a customer’s PC or telephonically. One-time fixes as well as annual support packages are offered. The service is provided by our outsourcing partner under the AVG brand.

Research and Development

Our research and development organization is responsible for the design, development and testing of our solutions. Our research and development initiatives are focused primarily on improving and enhancing our existing products as well as developing complementary products and online services. We employ the majority of our research and development personnel in the Czech Republic, where we can draw upon a local, highly skilled technology workforce at a lower cost.

In addition, we have an active user community that serves as a catalyst for technological improvements and development of our products as well as a testing ground for our latest enhancements. We believe that by engaging our user community in product development, we are able to better tailor our solutions to the needs of our users and provide those solutions in a cost-efficient manner.

Our research and development department is based in Brno, Czech Republic and various locations in the United States, including the San Francisco Bay Area. We also have a mobile security expertise center in Israel which plays a key role in our strategy of protecting our users across various Internet-enabled devices. In addition to conducting our own research and development, we engage contractors in various locations for specific projects. Our research and development expenses were $13.7 million, $19.5 million and $23.4 million, respectively, for the years ended December 31, 2008, 2009 and 2010, and $16.7 million and $24.5 million, respectively, for the nine months ended September 30, 2010 and 2011.

As of 2011 we are introducing an additional innovation group in Amsterdam. The focus of this group will be to continue to develop, enhance and integrate new intellectual property in relation to the group’s current and future product portfolio. We anticipate that this group, in driving and coordinating our growing product portfolio, will form a key part of our software innovation strategy. In addition, our Amsterdam innovation group will provide strategic direction to the further innovation and improvement of the product portfolio of the group.

Key acquisitions

We have also added functionality to our product offering through strategic acquisitions and integration of complementary technologies. We intend to continue expanding and developing our products through targeted acquisitions.

Our key technology acquisitions to date include:

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Ewido. In March 2006, we acquired the business and assets of Ewido, a Germany-based developer of security software, and integrated its anti-spyware product into our portfolio as part of AVG Anti-Malware.

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Exploit Prevention Labs. In December 2007, we acquired the technology behind our LinkScanner product through our acquisition of Exploit Prevention Labs, a provider of real-time web search and surf protection technology based in the United States.

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Sana Security. In January 2009, we acquired the business and assets of Sana Security, a developer of security software based in the United States, which developed a behavioral technology to block attackers from procuring sensitive information.

•	DroidSecurity. In January 2011, we acquired DroidSecurity, an Israel-based developer of cloud-based mobile security solutions.

•	iMedix/Visionize. In May 2011, we acquired iMedix Web Technologies, an Israel-based developer of a platform for the creation and management and monitoring of toolbar applications.

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TuneUp. In August 2011, we acquired TuneUp, a Germany-based developer of intelligent software tools that enable users to get optimal use of their operating systems and programs. In connection with the acquisition, we are obligated to make a certain one-time earn-out payment, up to a maximum of €10.0 million in cash, which will be determined based on TuneUp meeting certain EBITDA and revenue targets for the full year 2011. In addition, as part of the consideration for the acquisition, we are obligated to issue             ordinary shares to the sellers of TuneUp immediately upon the closing of this offering (assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, and a euro/U.S. dollar exchange rate of $1.44 per euro), which shares will remain in escrow following this offering subject to satisfaction of certain vesting criteria, including continuing employment by TuneUp of the sellers of TuneUp.

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Bsecure. In November 2011, we acquired substantially all of the assets of Bsecure Solutions, a provider based in the United States of application service offerings featuring internet filtering and/or cloud-based management of information technology solutions.

In November 2011, we also acquired a non-controlling minority stake in Ookla, a technology company based in the United States that provides network performance solutions complementary to AVG’s performance optimization offerings, for less than $10.0 million, which was paid from our currently available cash. In addition, we executed a commercial agreement with Ookla pursuant to which Ookla will exclusively promote our products in certain product categories.

We signed a term sheet in November 2011 for the potential acquisition of a technology company based in the United States for a $4.0 million up-front payment, up to $1.5 million contingent consideration and up to $24 million of contingent payments over three years, with additional compensation consisting of cash and options for employees of the company for retentive purposes. The potential transaction remains subject to negotiation of a binding agreement, and no assurance can be made that the transaction will be completed on the terms we currently anticipate or at all.

Technology

Our technology platform is designed to create simple and secure Internet experiences for our user base. We design our software to be modular, allowing us to integrate new technologies quickly into our product suites and minimize the additional use of system resources as we add new functionalities. We also design our software architecture specifically for consumers and small businesses, which we believe provides a superior foundation for developing solutions for our customers than does architecture designed for larger enterprises.

Security Technology

Our security products utilize multiple protection layer architecture where each layer provides additional protection. We believe that by adding layers we strengthen our solutions’ capabilities to protect users. Depending on the product and license type, we enable additional security layers for the benefit of the user, so not all of our security layers are available in all our products. For example, the free version, of our product has fewer protection layers than the paid version.

The protection layers we offer include:

•	Protection against known malicious computer programs. This layer of protection scans for malicious computer programs previously identified by the AVG security lab.

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Protection against known malicious computer program families (heuristic analysis). This layer of protection identifies malicious computer programs based on common attributes associated with a known family of malicious programs.

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Protection against unknown malicious computer programs (behavior analysis). This layer of protection identifies malicious computer programs based on what they do, even if the AVG security lab has not seen such programs before.

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Protection against web exploits. This layer of protection identifies web exploits by searching for known exploit codes previously seen on web pages and common attributes associated with known exploit families.

•	Protection against known malicious or phishing web address. This layer of protection identifies web addresses that are known to serve malicious code or to use phishing attacks.

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Protection against network attacks. This layer of protection inspects incoming and outgoing network communication to identify computer programs connecting to remote servers or remote connections asking to connect to the computer.

The above protection layers are offered to our users via multiple components in our products, such as Anti-virus, Anti-spyware, Anti-Rootkit, Online Shield, LinkScanner, email protection, Anti-spam, Identity protection, firewall, IM and P2P protection.

Non-security technology

We have a systems infrastructure that is built and proven to scale to a massive user base. This infrastructure enables product downloads, product updates that are distributed multiple times per day, and the collection of threat data from user machines to assist us in continually tuning our threat protection algorithms and heuristics as well as improving our products’ quality.

Marketing and Sales

Online marketing optimization group

Our web lab manages our online customer acquisition and retention and active user base monetization activities. It is a core part of our overall distribution and marketing strategies. The web lab focuses on converting visitors to our websites to become either free or subscription users and it then works to maximize the lifetime value of these customers. It also drives some traffic to our websites through a range of activities including paid search and search engine optimization. Specifically, the web lab optimizes the effectiveness of our web marketing through initiatives that include: evaluating customer behavior; testing and optimizing website configurations, pricing and merchandizing to maximize conversion rates and order values; monetizing our free and paid user bases through targeted up-sell and cross-sell campaigns; monitoring the competitive landscape in order to maintain competitiveness and product differentiation; and helping to drive brand awareness and product visibility in our key markets. Given our focus on increasing web traffic and revenue, we expect our web lab to become an area of increasing importance in the future.

Other channel marketing

In addition to our web lab activities, our marketing operations are supported by a dedicated general marketing team as well as a social media team. Our general marketing team focuses on developing and sustaining a strategic, appealing and differentiated positioning for our solutions through driving brand awareness and product visibility in our key markets. Key activities of our general marketing team include branding, customer insights, social media, segment and product marketing activities and channel marketing.

Sales

We sell most of our products either directly through our website (69.4% in 2010 and 74.2% in the nine months ended September 30, 2011 of revenue including search agreements) or indirectly through resellers and distributors (30.6% in 2010 and 25.8% in the nine months ended September 30, 2011 of revenue). We also sell products through other direct and indirect distribution channels such as software development kit, or SDK, arrangements with other software developers.

Our indirect sales are made primarily through resellers and distributors who offer our solutions to end users. In 2010 and the nine months ended September 30, 2011, we derived 30.6% and 25.8%, respectively, of our revenue from sales through this reseller network. Certain of our distributors offer a high level of customer support and, where appropriate, we have pursued and will continue to consider vertically integrating those distributors.

In the United States and Canada, we sell boxed AVG software through our distribution network to retail stores such as Wal-Mart, Office Depot, Office Max and Staples. We believe that our retail presence helps generate brand awareness for our solutions as well as a direct financial contribution. In the United Kingdom we sell boxed software through our distribution network in stores such as PC World and online via Amazon UK.

In addition to direct sales and sales through resellers and distributors, we sell to software developers through SDK arrangements, under which we provide the security component for software produced by those developers.

Marketing and sales acquisitions

We plan to add additional channels and sales capabilities through strategic acquisitions and as part of our expansion strategy we particularly look to acquire distributors in our most active and profitable markets.

Recent sales and marketing acquisitions include:

•	F1 Services. In August 2007, we acquired F1 Services, one of our distributors in the United Kingdom that operated its own web-based distribution platform.

•	Square. In late 2009, we acquired Square, a software distributor based in France that had served as AVG’s exclusive distributor in France and several other francophone countries.

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Walling Data Systems. In June 2010, we acquired the business and assets of Walling Data Systems, a provider based in the United States of computer, network and information technology solutions to businesses, educational institutions and home users

•	AVG Distribution Switzerland AG. On October 31, 2011, we acquired AVG Distribution Switzerland AG, or AVG DACH, one of our distributors in Germany, Austria and Switzerland, based in

Switzerland. We made this acquisition apart from the contractual put and call arrangements under our previous agreement with AVG DACH. We are in the process of evaluating the fair value of the purchase price, assets acquired, assumed liabilities and resulting goodwill with respect to this acquisition. The payment of $9.1 million that we made to acquire AVG DACH will be required to be split into (1) an amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree and (2) an amount attributable to consideration for the transaction. As a result, based on the preliminary valuation of the enterprise value of AVG DACH, we expect that the amount attributable to settling pre-existing relationships, including settling disputes with the former owners of the acquiree, will be in the range of $3 million to $4 million, which would appear as a charge to our statement of comprehensive income for the quarter ending December 31, 2011. The actual amount of the charge could differ from this preliminary estimate as we evaluate it as part of our completion of a detailed valuation analysis of AVG DACH, assessing its enterprise value and related assets and liabilities, including all identifiable intangible assets, such as goodwill, as well as values attributable to pre-existing relationships.

Google contract

In September 2010, we signed a contract with Google for search and advertising services, through which we generate revenue whenever our users use our browser toolbar which is installed along with some of our products and which carries out searches through the Google search engine.

In most jurisdictions, we may only use Google as our search service provider until our contract with Google expires in September 2012. This contract was implemented in November 2010, at which time all of our new users began to be offered solely the Google sourced search through our toolbar. Under our previous Yahoo! contract there was a transition period ending in May 2011, during which users of our Yahoo! sourced search could continue to use Yahoo! sourced search through our toolbar, thereby still generating revenue under our Yahoo! contract, until they chose to switch to our Google sourced search. We no longer have any users searching Yahoo! via our toolbar.

Government Legislation and Regulation

Background

The laws and regulations applicable to us, in particular laws relating to doing business on the Internet, consumer protection and information and communication technology, or ICT, are evolving rapidly. In some cases, it is not possible to ascertain with certainty how existing laws will apply in the online context, where laws have not kept pace with technological change and do not contemplate or adequately address certain unique issues raised by the Internet and ICT (e.g., laws relating to intellectual property, sales and other taxes; and data protection and privacy).

To date, we have earned a majority of our revenue in Europe and the United States. However, our revenue in jurisdictions outside of Europe and the United States, both in an aggregate amount and as a percentage of our overall revenue, may grow in the future. Each jurisdiction has unique regulatory bodies and levels of oversight. While over time there may be a convergence in certain regulatory areas relevant to our business, we anticipate that individual jurisdictions will still continue to exercise substantial independent influence over laws and regulations affecting our industries. The summary set forth below, while focusing on the European Union and the United States, is not intended to imply that regulation outside of these areas is not important to our business. Rather, we have found the issues that we present here to be generally applicable across jurisdictions, although the precise terminology and manner in which they are addressed may differ from jurisdiction to jurisdiction. We have an overall international compliance program established to achieve a high level of compliance with the regulations of the individual jurisdictions in which we have operations as well as the broader international regulatory framework.

EU regulatory environment

Applicable law

We are subject to specific laws and regulations with respect to the processing of personal data, including user, customer, contractor, partner, supplier data and employee data, in many jurisdictions in which we operate. Data protection laws within the European Union derived from Directive 95/46/EC with regard to the processing of personal data and on the free movement of such data, or the EU Data Protection Directive. We are subject to certain national data protection legislation in certain member states of the European Union, which implement the EU Data Protection Directive. We are a “data controller” in relation to personal data collected and processed by us. We do not generally process any sensitive personal data.

Key legal obligations

The principles under applicable data protection laws in the European Union require us to ensure, among other things, the following:

•	Lawfulness. This requires, for example, that we must satisfy certain conditions in order to lawfully process personal data;

•	Fairness. This requires, for example, that we provide users with a “fair processing notice”;

•	Notification. We are required to register/notify as a data controller, if processing personal data in the context of an establishment in a member state;

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Proportionality. This requires, for example, that we must ensure that user data is only processed if and to the extent such processing is proportional in relation to the purposes of providing services to users;

•	Data quality/accuracy. This requires, for example, that we ensure that inaccurate data is corrected;

•	Data retention. This requires, for example, that we only retain data for so long as is necessary, whether to comply with applicable laws or to provide services to the user;

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Data security. This requires, for example, that we implement appropriate technical and organizational measures to guard against unauthorized or unlawful processing of personal data and against loss or destruction of, or damage to, personal data;

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Data transfers. This requires, for example, that we do not transfer data outside the European Economic Area to jurisdictions which do not ensure an adequate level of protection of personal data, without taking certain steps (e.g., implementation of model contractual clauses, obtaining data subject consent or carrying out an adequacy assessment); and

•	Data subject rights. This requires, for example, that we respond to “subject access requests” from data subjects, to provide information about the nature and scope of processing undertaken.

Steps taken by us to ensure compliance with the above requirements are set out below.

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EU Data Protection Directive. Although the precise nature of the final changes remains to be determined, the European Commission is currently reviewing the EU Data Protection Directive and is expected to officially release proposals to strengthen the provisions of the Directive on January 25, 2012. A draft of these proposals, which were unofficially leaked in December 2011, reveals that the Directive is likely to be replaced with a general data protection Regulation. The Regulation would be directly applicable across all EU member states, although it is not likely to apply until 2014 or later. The leaked Regulation replaces the current notification requirements with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent, data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement. It also introduces the concepts of privacy by design and the right to be forgotten. As a Regulation, rather than a Directive, it will be directly applicable across the EU, eliminating cross-border differences in the application of data protection and privacy laws and regulations and this should ease compliance throughout the EU. The Regulation’s more stringent requirements on privacy user notifications and data handling, however, might present implementation and compliance challenges in the online and information technology fields.

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2009 EU e-Privacy Directive. In addition to the EU Data Protection Directive, Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector (as amended), or the e-Privacy Directive, obliges member states to introduce certain national laws regulating privacy in the electronic communications sector. Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (e.g., computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the EU Data Protection Directive about the access and storage of information. Certain exemptions to these requirements on which we rely are available for technical storage or access for the sole purpose of carrying out the transmission of a communication over an electronic communications network or as strictly necessary to provide a service explicitly requested by the user. Our privacy policy and fair processing notices inform users about our practices, and we routinely monitor our compliance with this legislative and regulatory framework.

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EU Consumer Rights Directive. The EU Consumer Rights Directive, which is anticipated to be implemented in the member states in 2013, restricts the use of automatic renewals and prohibits pre-ticked boxes online. It also regulates many other aspects of online commerce, such as provision of information to consumers and refund requirements, which regulation could also result in requirements to modify certain of our business practices.

U.S. regulatory environment

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Privacy. Data privacy and security with respect to the collection of personally identifiable consumer information continues to be a focus of legislation, regulation and compliance review in the United States. The Federal Trade Commission, or FTC, has begun to exercise greater authority over privacy protections generally, using its existing authority over unfair and deceptive practices and other public proceedings to apply greater restrictions on the collection and use of personally identifiable and other information relating to consumers. In December 2010, the FTC staff issued a draft recommendation that privacy rules should address consumer concerns over the collection and use of personal and profiling information, even in the absence of demonstrated consumer harm. In a December 2010 report, the Commerce Department also suggested an expansion of privacy protections, although with greater reliance on enforceable industry codes. Legislation has also been introduced in Congress that would regulate the use of personal and profiling information for advertising. Other examples of the increased legislative focus on data privacy issues include statutes adopted by the State of California that require online services to report certain breaches of the security of personal data, and to report to California customers when their personal data might be disclosed to direct marketers.

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Information security. We are also subject to state and federal rules and laws regarding information security. Most of these rules and laws apply to customer information that could be used to commit identity theft. Substantially all of the U.S. states and the District of Columbia have enacted security breach notification laws. These laws generally require that a business give notice to its customers whose financial account or similarly sensitive information has been accessed without authorization due to a security breach.

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Do Not Track law. The proposed U.S. Do Not Track law would allow users to opt out of online monitoring and would thereby block even monitoring conducted with benign intent, such as monitoring to increase the efficacy of security software.

•	Automatic renewals. Proposals are under consideration that would restrict the use of automatic renewals and that would prohibit the inference of consent by using opt-out systems.

We anticipate that regulation of our business generally will increase and that we will be required to devote increasingly more legal and other resources to address these regulations. Any existing or new legislation, regulations or industry standards applicable to our business could expose us to substantial liability, including significant expenses necessary for compliance, and could hamper growth in the use of the Internet in general and our services in particular if applied in an overbroad or ineffective manner. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses. As we expand into new territories and jurisdictions, we anticipate that legal and regulatory issues similar to those summarized above may apply to this expansion, as well as new regulatory issues that will arise in these territories and jurisdictions. As a result, as a standard part of our acquisition process, we review data privacy compliance and the applicable legal and regulatory environment.

Our data protection compliance program

We have implemented certain policies and procedures to address data protection and privacy matters and ensure compliance across the business. We maintain an online privacy policy, which describes, among other things, the categories of data collected, the purposes for which data are collected and how to access and rectify personal data held by us. Users can contact us with requests related to that data by email. As part of our purchase and installation process, we notify users about how user data is handled by providing such users with our privacy policy and fair processing notices, which provide information about our data privacy policies, including the categories of data we collect, the purposes of such data collection, and how users may access such data and, to the extent necessary, correct any inaccuracies. To further enhance our ability to comply with the various data privacy laws and regulations, we regularly review our policies and we provide education and training to our employees. We have also established a privacy committee composed of members of senior management and employees from functions across the company, including research and development, product management investor relations, marketing and sales, legal and security, which provides an information, discussion and awareness platform to help us stay abreast of the trends and developments in the data privacy area. This committee helps facilitate communication and compliance on data privacy issues throughout our company.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary and intellectual property rights. These laws, procedures and restrictions provide only limited protection. As of November 30, 2011, we owned four U.S. patents, three counterpart patents (in South Africa, Russia and Singapore) and had applied for several pending patent applications in various jurisdictions, including the United States, the European Patent Organization, Canada and Russia, and filed under the Patent Cooperation Treaty, but no patents may issue with respect to our current patent applications in a manner that gives us the protection that we seek or at all. Any future patents issued to us may be challenged, invalidated or circumvented. Any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers.

We endeavor to enter into agreements with our employees, contractors, distributors, resellers, business partners and other third parties with which we do business or wish to do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe our intellectual property rights. The enforcement of our intellectual property rights also depends on any legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products, services and solutions are sold. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

Legal Proceedings and Regulatory Matters

In August 2011, we filed initial voluntary self-disclosures with the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, and the U.S. Commerce Department’s Bureau of Industry and Security, or BIS, in connection with the inadvertent sale or provision of licenses for use of our software products to a small number of users (relative to our active and subscription user bases) in Cuba, Iran, North Korea, Sudan and Syria. We have completed an investigation to determine the scope of possible violations over the past five years of the U.S. export control laws and economic sanctions administered by OFAC and BIS. While we had and continue to have certain controls in place to prevent sales into, and have not actively marketed our products in, any of the jurisdictions that are the target of economic sanctions, we have determined that some sales took place to users in those jurisdictions resulting in revenue to us constituting less than one half of one percent of total paid license fee revenues over the past three years. We have implemented a remediation plan that includes having terminated access to licenses and blocked updates and upgrades of our products to all users with a geographic internet protocol (GEOIP) address in Cuba, Iran, North Korea, Sudan or Syria. We filed our supplemental report concerning the results of our investigation with OFAC and BIS in November 2011. In December 2011, we received a cautionary letter from OFAC indicating that it has closed its investigation without imposing any penalty and without a final agency determination on whether a violation has occurred. We cannot predict when BIS will complete its review and determination. If we are found to be in violation of BIS regulations, we may face criminal and/or civil penalties and/or reputational harm, which could have a material adverse effect on our business and financial results.

In addition, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Competition

We face significant competition in all aspects of our business. The market for consumer and small business software is fragmented and highly competitive. Barriers to entry are low, so to be effective our solutions will have to provide functionality and quality at a compelling cost relative to our competitors, among other elements. The market for consumer and small business security and associated software solutions is rapidly evolving.

Our main competitors fall into the following categories:

•	vendors with “freemium” pricing like our own, such as Avast!, Avira, PC Tools (which was acquired by Symantec), Carbonite and Dropbox;

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traditional vendors such as McAfee (which was acquired by Intel Corporation), Symantec and Trend Micro (which primarily provide software solutions, including security software, for large enterprises) and Eset, Kaspersky Labs, Panda Software, Sophos, Rising, Kingsoft, CheckPoint and F-Secure (which offer more customized and segment-focused products);

•	vendors offering tune-up products, such as UniBlue; and

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large corporations offering a wide variety of products, only a few of which compete with ours, such as Microsoft, Google, which recently introduced free security software solutions, Apple, which offers cloud-based data protection, Qihoo, Tencent and Facebook.

An August 2011 report by Forrester Research Inc. found that, based on online consumer surveys, AVG was one of the top two vendors in user share in the global consumer security market (Consumer Security Market, 2011 And Beyond: Evolving Buyer Behaviors Breed Market Volatility).

We believe the principal competitive factors in our markets can be categorized as set forth below:

•	product ease of use;

•	new features and functionality;

•	product interoperability and reliability;

•	integration with third-party applications or web user interfaces;

•	pace of innovation and product roadmap;

•	extent of active user base;

•	user trust and overall community engagement;

•	brand awareness;

•	price of products and online services;

•	strength of customer service organization;

•	customer support and training;

•	ability to scale operations; and

•	size and financial stability of operations.

Employees

We believe that the quality and skills of our executive management team and other personnel within the organization have been critical to our success. We continue to place emphasis on creating a culture that fosters innovation, creativity and teamwork. We are continuing to recruit talented, innovative and entrepreneurial personnel in order to support our technology development and growth strategies.

The table below shows the number of our employees by function as of December 31, 2008, 2009 and 2010, and as of September 30, 2011:

	As of December 31,			As of September 30,
	2008	2009	2010	2011
Business Functional Area:
Research and development	130	221	229	313
Sales and marketing	141	212	184	233
General and administration	86	118	166	205
Customer support	63	55	51	54

Total	420	606	630	805

Our employees are primarily located in the Czech Republic.

Except for any mandatory governmental body that negotiates collective bargaining agreements on behalf of certain sectors in certain jurisdictions, any national or local mandatory collective bargaining agreements to which we and/or our local subsidiaries would be a default party under applicable national or local law, and except for employees having private memberships in labor organizations or unions, none of our employees is represented by a labor organization or is party to any collective bargaining agreements. To date, we have never experienced any work stoppage or other material disruptions to our operations arising from labor disputes with our employees.

Facilities

Our principal registered office is located in Amsterdam, the Netherlands, with certain operating functions being carried out in Prague and Brno, Czech Republic. We lease approximately 7,991 square meters of space for our corporate offices in Brno. We also lease office space for our offices in Amsterdam and Prague and for our regional facilities in the San Francisco Bay Area in California; the Pensacola area in Florida; the Atlanta area in Georgia; the Boston area in Massachusetts; the Charlotte area in North Carolina; Beijing and Hong Kong, China; Nicosia, Cyprus; the Biarritz area in France; Darmstadt and Munich, Germany; Herzliya and Tel Aviv, Israel; and Newark and London, United Kingdom. Our leases expire at various times during the current and coming years. We believe that our current facilities are suitable and adequate to meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

MANAGEMENT

General

Below is a summary of relevant information concerning our management board, our supervisory board, senior management and other employees as well as a brief summary of certain significant provisions of Dutch corporate law, the articles of association that will be in effect upon the closing of this offering and the Dutch Corporate Governance Code, or DCGC, in respect of our management board and supervisory board. Please see also “Description of Share Capital.”

Board structure

We have a two-tier board structure consisting of our management board (raad van bestuur) and a separate supervisory board (raad van commissarissen).

Supervisory board

Our supervisory board is responsible for supervising the conduct of and providing advice to our management board and for supervising our business generally. Our supervisory board may also, on its own initiative, provide our management board with advice and may request any information from our management board that it deems appropriate. In performing its duties, our supervisory board is required to take into account the interests of our business as a whole.

Pursuant to the articles of association, our supervisory board must consist of at least three members. Our supervisory board determines the number of supervisory board members with due observance of this minimum. Only natural persons can be supervisory board members.

The general meeting of shareholders appoints our supervisory board members in accordance with nominations by our supervisory board. PEF V Information Technology II S.à r.l., or PEF Sàrl, and TA AVG Luxembourg S.à r.l., or TA Sàrl, have a pre-nomination right. They may each pre-nominate one or more candidates for one seat on our supervisory board. Our supervisory board must nominate such person or persons, unless our supervisory board deems that such person does not meet the qualities set out in our supervisory board profile. If a person pre-nominated by PEF Sàrl or TA Sàrl is not nominated by our supervisory board, the party that pre-nominated such person may pre-nominate another person. A person pre-nominated by PEF Sàrl or TA Sàrl must meet all independence criteria set forth in the DCGC, except however that such person may in deviation thereof be affiliated with PEF Sàrl or TA Sàrl, or any of their group companies. The rights of PEF Sàrl and TA Sàrl to pre-nominate members of our supervisory board shall lapse at the earlier of (i) the end of the annual general meeting of shareholders held in 2016, (ii) the relevant shareholder and its affiliates ceasing to hold at least 15% of our issued share capital and (iii) a third party, not being an affiliate, acquiring control over the relevant shareholder. A supervisory board member appointed on the nomination of PEF Sàrl or TA Sàrl will step down immediately upon the lapse of the pre-nomination right of that shareholder. However, that person could be reappointed again on the nomination of our supervisory board.

If the nomination by our supervisory board consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the general meeting of shareholders may, by a resolution passed with a majority of the votes cast representing more than one-third of our issued share capital, resolve that such list is not binding.

A resolution of the general meeting of shareholders to appoint a supervisory board member other than pursuant to a nomination by our supervisory board requires at least two-thirds of the votes cast representing more than half of our issued share capital.

Our supervisory board members are in principle appointed for a term of four years, and our supervisory board follows a general policy that no person is appointed to our supervisory board for more than three four-year terms (counting starting at the closing of this offering). Our supervisory board members are required to resign according to a rotation plan determined by our supervisory board.

Our supervisory board will elect a chairman and may elect a vice-chairman from among the independent supervisory board members. Our supervisory board has prepared a profile (profielschets) of its size and composition, which takes into account the nature of the business, its activities and the desired expertise and background of our supervisory board members. With each appointment of a member of our supervisory board, the profile must be taken into account.

The general meeting of shareholders may at any time suspend or remove supervisory board members. A resolution to suspend or remove a supervisory board member other than pursuant to a proposal by our supervisory board requires at least a two-thirds majority of the votes cast representing more than half of our issued share capital.

Management board

Our management board is responsible for the day-to-day management of our company and for our strategy, policy and operations under the supervision of our supervisory board. Our management board is required to keep our supervisory board informed, and to consult with our supervisory board, on important matters and to submit certain important decisions to our supervisory board for its approval, as more fully described below.

The number of members of our management board will be determined by our supervisory board after consultation with our management board. The members of our management board are appointed by the general meeting of shareholders, upon nomination by our supervisory board. If the nomination by our supervisory board consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the general meeting of shareholders may, by a resolution passed with a majority of the votes cast representing more than one third of our issued share capital, resolve that such list is not binding. Members of our management board will retire no later than the day on which the annual general meeting of shareholders is held, in the fourth calendar year after the year in which such member was appointed. Such management board member is then immediately available for reappointment.

A resolution of the general meeting of shareholder to appoint a management board member other than pursuant to a nomination by our supervisory board requires a two-thirds majority of the votes cast representing more than half of our issued share capital.

The general meeting of shareholders may suspend or remove management board members at any time. A resolution to suspend or remove a management board member other than pursuant to a proposal by our supervisory board requires at least a two-thirds majority of the votes cast representing more than half of our issued share capital. Our supervisory board may also suspend management board members. A suspension by our supervisory board may at all times be discontinued by the general meeting of shareholders.

Our management board as a whole is entitled to represent our company. In addition, each member of our management board is solely authorized to represent our company.

Certain resolutions of our management board identified in the by-laws of our supervisory board require the approval of our supervisory board. Such resolutions include but are not limited to those determining our operational and financial objectives, setting the annual budget, declaring dividends and proposing amendments to our articles of association for shareholder approval. Our supervisory board may resolve that further actions of our management board must be approved by our supervisory board. The actions of our management board that are subject to the approval of our supervisory board must be clearly specified and notified to our management board in writing. Furthermore, our management board requires the approval of the general meeting of shareholders for resolutions regarding a significant change in the identity or character of our company or our business. The absence of approval of the supervisory board or the general meeting of shareholders for resolutions does not affect the authority of our management board to represent the Company.

Pursuant to the articles of association and the DCGC, our management board, with the approval of our supervisory board, has adopted by-laws governing its internal organization. These rules may be amended from time to time and without any prior public notification by our management board, but only after approval of our supervisory board.

The remuneration for the individual members of our management board is set by our supervisory board in accordance with a remuneration policy. Our supervisory board makes a proposal on the remuneration policy which the general meeting of shareholders can then choose to adopt. Other contractual terms of employment of our management board members are determined by our supervisory board. Any proposal by our supervisory board to establish a scheme to grant members of our management board our ordinary shares or rights to acquire our ordinary shares must be submitted for approval by the general meeting of shareholders.

Members of Our Supervisory Board, Management Board and Senior Management

Supervisory board

The following table sets out information with respect to each of the members of our supervisory board and their respective ages, as of the date of this prospectus. The terms of office of all members of our supervisory board expire according to a rotation plan drawn up by our supervisory board. The business address of our supervisory board members is our registered office address at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands. The term of each of our supervisory board members will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Our supervisory board is currently composed of the following members, of whom Messrs. Fuller, Haars and Tenwick will be independent under applicable NYSE standards immediately following the closing of this offering:

Name	Position	Age	Date of appointment	Termination date
Dale L. Fuller	Member of the Supervisory Board (Chairman)	53	March 4, 2009	2014
Rafal W. Bator	Member of the Supervisory Board	39	November 24, 2005	2013
Gabriel Eichler	Member of the Supervisory Board	61	November 24, 2005	2014
Jan G. Haars	Member of the Supervisory Board	60	August 10, 2011	2015
Jonathan W. Meeks	Member of the Supervisory Board	38	October 1, 2009	2015
Dariusz R. Prończuk	Member of the Supervisory Board	50	November 24, 2005	2014
Colin Tenwick	Member of the Supervisory Board	51	October 14, 2011	2013

Dale L. Fuller has served as chairman of our supervisory board since 2009. Since 2008, Mr. Fuller has served as the president, chief executive officer and chief financial officer of moka5, Inc. Mr. Fuller is also a director of moka5, Inc. and Zoran Corporation and was a director of Guidance Software, Inc., Krugle, Inc, McAfee, Inc., Phoenix Technologies Ltd and Quest Aircraft Company, LLC. He served as interim chief executive officer and president of McAfee, Inc. from 2006 until 2007 and as chief executive officer and president of Borland Software Corporation from 1999 to 2005. In an earlier part of his career, he founded the Internet community site WhoWhere, Inc., later acquired by Lycos, Inc. As a start-up company CEO, Mr. Fuller led the expansion of several domain sites, including angelfire.com and Mailcity. Mr. Fuller holds an honorary doctorate from St. Petersburg State University.

Rafal W. Bator joined Enterprise Investors Corporation in 2002 and has served as a partner since 2006 and director since 2009. At Enterprise Investors, Mr. Bator leads the venture capital team and specializes in IT investments, including investments in AVG Technologies and Siveco Romania. He is also a Manager of PEF Sàrl. Since 2009, Mr. Bator has served as a director of R&C Union S.A. and from 2006 to 2006 he served as a director of AB S.A. Prior to joining Enterprise Investors, Mr. Bator worked for Prokom Software S.A., Optimus S.A. and Price Waterhouse (now PricewaterhouseCoopers LLP). Mr. Bator is a graduate of the Wroclaw University of Technology with a degree in Software Engineering and holds a Master’s degree in Economics from the Academy of Economics in Wroclaw.

Gabriel Eichler is the senior partner of Benson Oak s.r.o, which he founded in 1991, a private equity firm operating in central Europe with a focus on the Czech Republic and Slovakia. He served as chairman of our supervisory board from 2005 to 2007. His previous executive positions include: chairman, president and chief executive officer of VSŽ, a.s., a steel company acquired by United States Steel Corporation; vice chairman and chief financial officer of ČEZ, a.s., the Czech power company; partner and executive vice president at CEDC, a U.S.-based private equity group; and chief international economist, responsible for risk assessment of more than 100 countries, and regional general manager for Bank of America in Paris, Vienna and Frankfurt. He serves as a director of Ness Technologies Inc. and as chairman of the supervisory board of BO Chemie, N.V., and previously served as a member of the supervisory boards of Slovenská Sporiteĺna, a.s. and Česká Pojišt’ovna, a.s., as vice chairman of the supervisory board of Ceskoslovenska obchodni banka, a.s., and as a director of the EastWest Institute. In the early 1990s he advised the Czechoslovak government on economic transformation. Mr. Eichler holds a B.A. in economics from Brandeis University and a M.A. degree in International Relations from The University of Chicago and performed postgraduate work in economics at the University of Toronto.

Jan G. Haars is an associate partner at Catalyst Advisors B.V. He is a member of the supervisory board of Delta Lloyd N.V. and a previous member of the supervisory board of AFC Ajax N.V. Mr. Haars previously served as chief financial officer of Corio N.V., a real estate investment company, from 2007 to 2010, as Corio’s interim chief financial officer from 2006 to 2007, and as chief financial officer of TNT N.V., a global logistics company now known as PostNL N.V., from 2002 to 2006. He previously held leadership positions at Unilever N.V., Rabobank Nederland, Royal Boskalis Westminster and Thyssen Bornemisza Group. Mr. Haars holds a BSc. from the University of Twente in applied mathematics and has also completed executive programs at Stanford University, INSEAD, IMD and the City University Business School.

Jonathan W. Meeks has served as a Managing Director at TA Associates, Inc. since 2006, where he focuses on recapitalizations and management buyouts of technology growth companies. He joined TA Associates in 1997 and served as vice president from 2000 to 2003 and as principal from 2003 to 2006. Previously, Mr. Meeks was a financial analyst in the Information Services Group at Robertson, Stephens & Co., L.L.C. He is a director of eCircle Ltd., Fotolia LLC, GlobeOp Financial Services S.A. and Radialpoint, Inc. He was a director at SmartStream Technologies Ltd., Lava Trading Inc., Creditex, Inc., OpenLink Financial, Inc., Mythic Entertainment, Inc., NaviSys, Inc., Monotype Imaging, Inc. and eSecLending. Mr. Meeks holds a B.S., with distinction, in mathematics from Yale University.

Dariusz R. Prończuk joined Enterprise Investors in 1993 and currently serves as a managing partner and as a member of the management board. He specializes primarily in the financial services, IT and construction sectors and is responsible for the firm’s operations in the Czech Republic. Mr. Prończuk is a member of the supervisory board of Kofola S.A., Kruk S.A., Magellan S.A. and Skarbiec Asset Management Holding S.A. Prior to joining Enterprise Investors, Mr. Prończuk worked in consulting and was vice president of the investment bank Hejka Michna, Inc. He graduated from the International Trade Faculty of the Warsaw School of Economics with a Master’s degree in Economics.

Colin Tenwick is the Chief Executive Officer of Livebookings Holdings Ltd. He is a previous member of the board of auFeminin.com. Mr. Tenwick served from 2001 to 2010 as chief executive officer of StepStone ASA, a global human capital management company which was acquired by Axel Springer AG in 2009. Before his tenure at StepStone, Mr. Tenwick held leadership positions at Red Hat, Sybase and Ingres. Mr. Tenwick holds a BA from the University of Brighton in business studies.

All members of our supervisory board were elected pursuant to a shareholders agreement that was in effect prior to this offering.

Management board

The following table sets out information with respect to each of the members of our management board, their respective ages and their positions at our company as of the date of this prospectus. The business address of our management board members is our registered office address at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands. The term of each of our management board members will terminate on the date of the annual general meeting of shareholders in the year indicated below.

Our management board is currently composed of J.R. Smith, John Little and Rob Blasman.

Name	Position	Age	Date of appointment	Termination Date
J.R. Smith	Chief Executive Officer; Managing Director	47	July 21, 2008	2015
John Little	Chief Financial Officer; Managing Director	46	June 16, 2008	2014
Rob Blasman	Senior Vice President, Finance and Corporate Controller; Managing Director	45	November 25, 2011	2013

J.R. Smith has served as our chief executive officer since 2007 and as a managing director of our management board since 2008. Prior to joining us, Mr. Smith served as chief executive officer of United Kingdom-based Dot Mobile Limited, a mobile virtual network operator he cofounded in 2005 that partnered with Vodafone Group Plc to provide mobile services (voice/text/picture messaging/data, etc.) to students in the United Kingdom. His first European venture was TelecomSolutions Group, Inc., a pan-European network deployment and telecommunications software development company he founded in 1997 whose clients included Vodafone, Nextel, T-Mobile, Telefonica, Nokia and Ericsson. Mr. Smith began his career with PNC, which evolved to become the publicly listed VoiceStream Wireless Corporation, later acquired by T-Mobile USA, Inc.

John Little has served as our chief financial officer and a managing director of our management board since 2008. Prior to joining us, Mr. Little was with MiNC Property Enterprises, a real estate investment company where he served as chief financial officer from 2002 to 2006 and as Global Head of Investment from 2006 to 2007. From 2000 to 2002, Mr. Little served as chief financial officer at Wood & Co. Financial Services a.s., a regional stockbroking firm in Prague. Previously he served as group financial controller at Cazenove & Co., financial controller at Royal Bank of Scotland Group plc treasury services and audit manager at Deloitte & Touche LLP. Mr. Little is a member of the Institute of Chartered Accountants in England and Wales and holds a degree in history from Oxford University.

Rob Blasman has served as our Senior Vice President, Finance and Corporate Controller since 2010 and as a managing director of our management board since 2011. Prior to joining us, Mr. Blasman served from 2008 to 2010 as Vice President Finance and CFO EMEA of Torex Retail B.V., a retail systems software company, from 2006 to 2007 as Senior Director of Finance of Infor Global Solutions, an enterprise software company, and from 2004 to 2006 as Senior Regional Controller North America of SSA Global Technologies Inc. (which was acquired by Infor), an enterprise resource planning software company. He is a qualified auditor with a degree from Vrije Universiteit Amsterdam.

Senior management

Our management board is supported by the following members of the management team or the senior management. The following table sets out information with respect to each of the members of senior management, their respective ages and their positions at our company as of the date of this prospectus. The business address of the members of our senior management is our registered office address at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands. Senior management is currently composed of the following persons:

Name	Position	Age
Ricardo Adame	Corporate Vice President, Global Public Relations	48
Yuval Ben-Itzhak	Chief Technology Officer	41
R. David Ferguson	Chief Web and Customer Officer	51
John J. Giamatteo	Chief Operating Officer	45
Siobhan M. MacDermott	Investor Relations and Policy Officer	41
Donald A. MacLennan	Senior Vice President, Product Management	46

Ricardo Adame has served as our Corporate Vice President, Global Public Relations since 2011. As part of the senior management team, Mr. Adame is responsible for developing, executing and evolving our strategic communications agenda. Prior to joining us, Mr. Adame worked at Microsoft from 1996 to 2010 within the Corporate Communications Group, in various offices around the world. Before joining Microsoft, Mr. Adame worked in Mexico for Edelman Public Relations and Burson-Marsteller. He holds a bachelor’s degree in international relations from the Universidad Nacional Autónoma de Mexico and a Master’s degree in political sciences from Universidad Interamericana (MX).

Yuval Ben-Itzhak has served as our chief technology officer since 2010 and is responsible for the strategic and technical development of the AVG product line, as well as for developing key partnerships within the industry and identifying technologies offering potential for acquisition. He also served as our senior vice president, engineering from 2009 to 2010. Prior to joining us, Mr. Ben-Itzhak was chief technology officer of Finjan Software, Ltd. a web security company. Prior to that, Mr. Ben-Itzhak was chief technology officer of KaVaDo Inc., a web application security company he founded in 2000 that was acquired by Protegrity Corporation, and chief technology officer at Ness Technologies, a provider of end-to-end IT solutions and services. He holds a BSc. in Information Systems and Engineering, cum laude, from Ben-Gurion University, Israel.

R. David Ferguson has served as our chief web and customer officer since 2010 and is responsible for running our global web and monetization business. He also served as president and general manager, APAC, and general manager, China, from 2009 to 2010, where he built local teams and established our China presence, and as chief marketing officer from 2008 to 2009. Prior to joining us, Mr. Ferguson was chief strategy and marketing officer of Dot Mobile Limited from 2006 to 2008. Prior to that, he held a variety of positions at Bulldog Communications Ltd. (acquired by Cable & Wireless Plc.), Telewest Plc. (now Virgin Media Business Ltd), Ernst & Young LLP and CACI International Inc. He holds a B.A. in economics and philosophy from University College London, an MBA from the University of Strathclyde Business School and a Diploma from the Chartered Institute of Marketing.

John J. Giamatteo has served as our Chief Operating Officer since 2011. Prior to joining us, Mr. Giamatteo served from 2010 to 2011 as Chief Operating Officer of Solera Networks, a network security company, from 2005 to 2010 as Chief Operating Officer of RealNetworks, an Internet media software company, and from 1988 to 2005 in various positions at Nortel, a global telecommunications company, rising to President—Asia Pacific Region. He holds a BS in accounting and an MBA from St. John’s University.

Siobhan M. MacDermott has served as our investor relations and policy officer since 2008. Prior to joining us, Ms. MacDermott served as vice president of global corporate and executive communications and interim chief marketing officer for McAfee, Inc, a supplier of computer security solutions, from 2005 to 2007. In that role, she was responsible for McAfee’s corporate messaging strategy and worldwide public relations. Prior to joining McAfee, Ms. MacDermott held various consulting positions to RSA Security, Inc., which was acquired by EMC Corporation, at Betrusted Holdings, Inc., which was acquired by CyberTrust, at Telephia, Inc., which was acquired by Nielsen, and at Sprint PCS, now known as Sprint Nextel Corporation. Previously, in 1988 she founded Takatech, LLC, a consulting firm that specialized in market entry and strategic consulting for many Global 2000 companies. Ms. MacDermott holds an MBA in international business from Thunderbird School of Global Management.

Donald A. MacLennan has served as our senior vice president, product management since 2010 and is tasked with defining product strategy and delivering the product development roadmap for AVG. Prior to joining us, Mr. MacLennan held leadership roles in product development and field operations at publicly traded companies including RSA, the security division of EMC, from 2007 to 2010, SAP AG from 2001 and 2006, Calico Commerce, Inc., from 1999 to 2001 and Pure Atria Corporation from 1995 to 1997. He holds a B.A. in economics from Acadia University, Canada.

Supervisory Board Committees

Our supervisory board has established from among its members three specialized committees: the audit committee, the remuneration committee and the nominations and governance committee. The charters and membership of these committees will be constituted as follows upon the closing of this offering:

Audit Committee

The audit committee assists our supervisory board in supervising the activities of our management board with respect to:

•	operation of internal risk management and control systems, including supervision of the enforcement of relevant legislation and regulations, and supervision of the operation of codes of conduct;

•

provision of our financial information (choice of accounting policies, application and assessment of the effects of new rules, information about the treatment of estimated items in the financial accounts, forecasts, work of internal and external auditors, etc.);

•	compliance with recommendations and observations of internal and external auditors;

•	the role and functioning of our audit department;

•	our tax planning policy;

•	our relations with the external auditor, including, in particular, its independence and non-audit services for us;

•	the financing of our company; and

•	our ICT applications.

In addition, the audit committee is, among other things, responsible for establishing policies for the hiring of current or former employees of the external auditor, approving the compensation of our external auditor and recommending the appointment of the external auditor to the general meeting of shareholders.

The role and responsibilities of the audit committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the audit committee, as drawn up by our supervisory board. The audit committee regulations and its composition will be placed on our website. This committee may not be chaired by the chairman of our supervisory board or a former member of our management board, at least one member will be a financial expert and each member will be financially literate or become financially literate within a reasonable period of time after appointment. The members of the audit committee upon the effectiveness of this offering will be Mr. Haars (chairman), Mr. Bator, Mr. Fuller, Mr. Meeks and Mr. Tenwick. Three of our five audit committee members, Messrs. Fuller, Haars and Tenwick, will be independent under applicable NYSE standards immediately following the closing of this offering. We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our audit committee members. Among other things, these rules permit us to satisfy the fully independent audit committee requirement within one year of the effective date of our registration statement.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times a year. The audit committee will meet at least once a year with our external accountant, without our management board being present.

Remuneration Committee

The remuneration committee advises our supervisory board on the remuneration of the members of our management board and monitors our remuneration policy. The duties of the remuneration committee include the following:

•	drafting a proposal to our supervisory board for the remuneration policy to be pursued;

•

drafting a proposal for the remuneration of the individual members of our management board for adoption by our supervisory board, which proposal shall in any event include (a) the remuneration structure and (b) the amount of the fixed remuneration, the shares and/or options to be granted and/or other variable remuneration components, pension rights, severance pay and other forms of compensation to be awarded, as well as the relevant performance criteria and their application; and

•	preparing the annual remuneration report as referred to in best practice provision II.2.12. of the DCGC.

The role and responsibilities of the remuneration committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the remuneration committee, as drawn up by our supervisory board. The remuneration committee regulations and its composition will be placed on our website. This committee may not be chaired by the chairman of our supervisory board, a former member of our management board or by a supervisory board member who is a member of the management board of another listed company. In addition, no more than one member of the remuneration committee may be a member of the management board of another Dutch listed company. The members of the remuneration committee upon the effectiveness of this offering will be Mr. Tenwick (chairman), Mr. Fuller, Mr. Meeks and Mr. Prończuk.

The remuneration committee meets as often as one or more members of the remuneration committee deem necessary, but will in any event meet at least twice a year.

Nominations and Governance Committee

The focus of the nominations and governance committee is:

•	drawing up of selection criteria and appointment procedures for supervisory board members and management board members;

•	periodically assessing the size and composition of our supervisory board and our management board and making a proposal for a composition profile of our supervisory board;

•	periodically assessing the functioning of individual supervisory board members and management board members and reporting on this to our supervisory board;

•	making proposals for appointments and reappointments of members of our management board and our supervisory board; and

•	supervising the policy of our management board on the selection criteria and appointment procedures for senior management.

The role and responsibilities of the nominations and governance committee, as well as its composition and the manner in which it operates and discharges its duties, are set out in regulations for the nominations and governance committee, as drawn up by our supervisory board. The nominations and governance committee regulations and its composition will be placed on our website. The members of the nominations and governance committee upon the effectiveness of this offering will be Mr. Fuller (chairman), Mr. Eichler, Mr. Haars and Mr. Meeks.

The nominations and governance committee meets as often as one or more members of the nominations and governance committee deem necessary, but will in any event meet at least twice a year.

Director Compensation

The following table presents the annual fee and bonuses (in cash and in kind) paid out or payable for 2010 for each of our current management board and supervisory board members. Aside from Mr. Fuller, no member of our supervisory board received any compensation for 2010. Mr. Haars and Mr. Tenwick, members of our supervisory board, joined after December 31, 2010. Mr. Blasman was an employee of AVG in 2010 and joined our management board after December 31, 2010.

	Annual Fee		Bonus		Other		Total
Supervisory board
Dale L. Fuller	$312,000		—		—		$312,000
Rafal W. Bator	—		—		—		—
Gabriel Eichler	—		—		—		—
Jan G. Haars	—		—		—		—
Jonathan W. Meeks	—		—		—		—
Dariusz R. Prończuk	—		—		—		—
Colin Tenwick	—		—		—		—

Management board
J.R. Smith	218,244		107,863		—		326,107
John Little	251,176		56,265		—		307,441
Rob Blasman	—	(1)	—	(1)	—	(1)	—	(1)

(1)	Mr. Blasman received compensation as an employee in 2010 but did not become a member of our management board until November 25, 2011.

No management board or supervisory board members nor any relatives of such persons have been advanced any loans, credits or guarantees by us.

We do not set aside any amounts in respect of pension, retirement or any similar benefits for members of our management board or supervisory board. The options held by members of our management board and supervisory board as of December 31, 2010, are set forth in the table below under “Option Plan.”

Option Plan

In order to attract, retain and motivate members of our management board and supervisory board, employees and other individuals having business relationships with us and to reward such persons for their loyalty and commitment, we established an option plan, or the Option Plan, in June 2009 under which we granted options which as of the date of this prospectus will become options to acquire ordinary shares. A total of 8,159,948 shares has been approved to be issued pursuant to options granted under the Option Plan. We have granted options since 2006 pursuant to shareholders’ approval in 2005. As part of the approval and adoption of the Option Plan on June 8, 2009 by our shareholders, we formalized the process by which options are granted and the granting of options was made subject only to the terms and conditions of the Option Plan. We amended and restated the Option Plan on September 29, 2011.

The Option Plan allows us to grant options to acquire ordinary shares to directors, employees, consultants and others having a business relationship with us as determined from time to time by our supervisory board. The Option Plan is administered and all grants under the Option Plan must be approved by our supervisory board. All grants of options to members of our management board and supervisory board must also be approved at the general meeting of shareholders to the extent required by Dutch law.

All numbers of options referred to in this description of the Option Plan are the numbers of options originally granted pursuant to the Option Plan and reflected in individual option agreements with the option holders, after taking into account the share issuance having the effect of a 10 for 1 share split in March 2009 described elsewhere in this prospectus. Following the closing of the transaction with TA AVG Participations Coöperatief U.A., or TA Coöperatief (which subsequently transferred its investment in us to TA Sàrl), on October 1, 2009, we recorded a distribution in excess of capital in shareholders’ equity (deficit) of $144.1 million in connection with the conversion into 9,000,000 Class D preferred shares of Class A and Class B shares and the issuance of 3,000,000 Class D preferred shares to TA Coöperatief. By reason of this transaction, the number of ordinary shares subject to outstanding options and the exercise price of such outstanding options were adjusted under the capitalization adjustment provision of the Option Plan. In March 2011, we obtained a $235 million credit facility to fund the payment of a distribution of $183.4 million to our shareholders and to provide additional capital resources for strategic transactions. By reason of this transaction, the exercise prices of the outstanding options were adjusted under the capitalization adjustment provision of the Option Plan; provided, however, that the minimum exercise price of any option is at least €0.01.

Vesting principles

The Option Plan gives discretion to our supervisory board to determine the vesting schedules of all options granted and to make the exercisability of options subject to certain financial performance criteria. We have granted options with time-based vesting and performance-based vesting, although options could not be exercised while we were a private company. Options that are vested will become exercisable upon this public offering and will, unless subject to a one-year postponement, remain exercisable until up to ten years after the date of grant, subject to forfeiture or reduction of the exercise period of the option in connection with the holder’s termination of employment.

The exercise price of options held by option holders who are not subject to taxation in the U.S. may be reduced taking into account any dividend or distributions on ordinary shares that would have been payable on ordinary shares underlying options.

In the event of a sale of more than 50% of our issued and outstanding shares and/or all or substantially all of the shares of our subsidiaries and/or a sale of all or substantially all of our assets and business, the Option Plan permits our supervisory board to accelerate the vesting of unvested options and/or to declare that options that are not vested at the time of the sale will be forfeited. Options may not be granted under the Option Plan for an exercise price less than 90% (or 100% for U.S. taxpayers who are option holders) of the fair market value (as defined in the Option Plan) of our shares.

Subject to certain exceptions, unless our supervisory board otherwise determines in a specific instance, all unvested options granted under the Option Plan are forfeited upon an option holder’s termination of the employment or other business relationship with us. If an option holder is terminated for cause, both vested and unvested options will be forfeited upon a termination of the employment or other relevant business relationship with us. Unless our supervisory board determines otherwise, after the date of this prospectus, all vested options that are not exercised within 90 days of any other termination of the employment or business relationship of an option holder with us will be forfeited.

On the date of this prospectus, options for a total of         ordinary shares will be available for future grants under the Option Plan. No options may be granted under the Option Plan after June 8, 2019.

As of September 30, 2011, the total number of our outstanding options was 4,092,620 and the weighted-average exercise price for all of our outstanding options is $6.66.

Original options granted to the members of our management board and supervisory board up to and until December 31, 2010, with their respective original exercise prices and expiration dates

Name	Option grants	Original Exercise Price		Expiration Date
Management board(1)
J.R. Smith	792,000	3.56		Mar. 2017
J.R. Smith	337,500	3.56		Mar. 2017
John Little	117,000	8.89	(2)	Oct. 2017
John Little	200,000	16.67	(2)	Oct. 2019

(1)	Mr. Blasman received options in the period up to and until December 31, 2010 but did not become a member of our management board until November 25, 2011.
(2)	Unless waived, the exercise price of Mr. Little’s option may be reduced taking into account any dividend or distributions on ordinary shares that would have been payable on ordinary shares in respect of which options have been exercised.

As a result of the relocation of Mr. Little and Mr. Blasman from the Czech Republic to the Netherlands, we have agreed to compensate them for any higher taxes that they pay as Dutch tax residents upon the exercise of any options that were granted but unvested as of November 1, 2011.

Other Information

No family relationships exist among the members of our management board or supervisory board.

Pursuant to a management agreement with Orangefield Trust (Netherlands) B.V., or Orangefield, Mr. Eichler with other parties has the power to direct Orangefield on how to vote the shares held of record by Grisoft Holdings B.V., or Grisoft Holdings, in accordance with the agreements existing between the different consortium members holding an interest in Grisoft Holdings. Grisoft Holdings is a major shareholder of the Company. In addition, Mr. Prończuk and Mr. Bator are partners and board members at Enterprise Investors, which is the adviser to the parent company of PEF Sàrl, a major shareholder of the Company, and Mr. Meeks is a managing director at TA Associates, Inc., the general partner of investment funds that own 83% of TA Sàrl, a major shareholder of the Company. Except as set forth above, no member of our management board or supervisory board has a conflict of interest (actual or potential) between his private interests and his duties to us or any other duties.

No member of our management board or supervisory board is entitled to any benefits upon termination of his employment under his employment or other service contract other than, with respect to the members of our management board, in continuation of certain compensation for the term of any non-compete agreement or otherwise in accordance with applicable law.

No member of our management board or supervisory board intends to subscribe for ordinary shares in this offering.

Insurance and Indemnification

Members of our management board and supervisory board have the benefit of indemnification provisions in the articles of association. These provisions give members of our management board and supervisory board the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is generally no entitlement to indemnification for acts or omissions that amount to willful misconduct or intentional recklessness. In addition, we have entered into agreements to indemnify members of our management board and supervisory board against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide the members of our management board and supervisory board with directors’ and officers’ liability insurance.

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, may be permitted to members of the board of directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

RELATED PARTY AND OTHER TRANSACTIONS

Except as disclosed below, none of the members of our management board or supervisory board, and none of the members of our senior management, have since January 1, 2008 had a material interest in any transactions to which we were a party. Our policy is that any related party transactions are made on an arm’s-length basis and on terms no less favorable than if such transactions were carried out with unaffiliated third parties.

Shareholders Agreement

On October 1, 2009, we, PEF Sàrl, TA Coöperatief, Grisoft Holdings, and Intel Capital (Cayman) Corporation, or Intel Capital, entered into a shareholders agreement. We and AVG Holding Coöperatief U.A. also entered into an addendum to the shareholders agreement on March 11, 2011. TA Sàrl became a party to the shareholders agreement in place of TA Coöperatief on December 29, 2011.

The shareholders agreement includes provisions related to:

•

the management of our company, including nomination rights relating to our supervisory board and our management board, consent rights of our supervisory board, approval rights of shareholders, pre-emptive rights, dividends, voting, directors’ and officers’ insurance and indemnification; and

•	the transfer of shares, including the prohibition of share transfers unless permitted by the shareholders agreement, first refusal rights, tag-along rights and drag-along rights.

Upon consummation of this offering, the shareholders agreement will terminate.

Registration Rights Agreement

See “Description of Share Capital—Registration Rights” for a description of the registration rights agreement we have entered into with certain of our shareholders.

Indemnification Agreements

We have entered into indemnification agreements with members of our management board and supervisory board. The indemnification agreements and our articles of association require us to indemnify the members of our management board and supervisory board to the fullest extent permitted by law. See “Management—Insurance and Indemnification” for a description of these indemnification agreements.

Option Plan

See “Management—Option Plan” for a description of the Option Plan.

Consultancy Agreement

We entered into a consultancy agreement with Czech Value Participations I Inc. (CVP1), effective as of February 1, 2011, under which Robert Cohen, a contractor to CVP1, managing partner of Benson Oak Capital and former observer of our supervisory board, will advise us with respect to corporate development, including our mergers and acquisitions policy and activities. Under this agreement, we will pay CVP1 approximately $228,000 per year plus a service success fee, with the service success fee for services rendered in 2011 expected to be $300,000. Mr. Cohen has certain powers to direct Orangefield, the managing director of Grisoft Holdings, on how to vote the shares in AVG held of record by Grisoft Holdings. See “Principal and Selling Shareholders” for more information on the relationship between Mr. Cohen, Orangefield and Grisoft Holdings.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of December 31, 2011, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares;

•	each of the members of our management board and supervisory board;

•	each of our other members of senior management; and

•	the selling shareholders, which consist of the entities and individuals shown as having shares listed in the column “Shares Being Offered.”

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after the date of this prospectus. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

All sales by the selling shareholders other than the 5% shareholders reflected below are sales being made by option holders exercising vested options. Our option plan as a private company did not permit the options to be exercised until an initial public offering, and so these option holders have elected to exercise these vested options at the initial public offering and therefore become shareholders with the primary objective of lowering their applicable tax rate on future potential capital gains if and when they sell shares over the long term. Because these option holders will owe taxes as a result of the exercise, they are being permitted to sell enough shares to cover certain estimated potential tax liabilities associated with such exercise as well as payment of the exercise price of the options. These sales are not expected to result in any material proceeds to such selling shareholders beyond the estimated amount of these payments, and the remaining shares they acquire on exercising their options remain subject to the lockup restrictions described further in the section of this prospectus titled “Underwriting.” The associated tax liabilities upon exercise are applicable to certain option holders based on their citizenship and taxing jurisdictions.

Unless otherwise noted, all persons named in the table below may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 48 million ordinary shares outstanding as of December 31, 2011 and              ordinary shares expected to be outstanding following the consummation of this offering, including the              ordinary shares offered by us hereby. As of December 31, 2011, there were four holders of record of our ordinary shares, none of which were U.S. holders.

	Beneficial Ownership Prior to This Offering(1)		Shares Being Offered	Beneficial Ownership After This Offering(1)		Total Equity Holdings After This Offering(2)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent		Number of Shares Beneficially Owned	Percent	Number of Shares	Percent
5% shareholders
PEF V Information Technology II S.à r.l.(3)	16,200,000	33.75
Grisoft Holdings B.V.(4)	9,316,224	19.41
Intel Capital (Cayman) Corporation(5)	7,200,000	15.00
TA AVG Luxembourg S.à r.l.(6)	15,283,776	31.84
Management board members, supervisory board members and senior management
Dale L. Fuller	—	—
Rafal W. Bator(7)	—	—
Gabriel Eichler(8)	9,316,224	19.41
Jan G. Haars	—	—
Jonathan W. Meeks(9)	15,283,776	31.84
Dariusz R. Prończuk(10)	—	—
Colin Tenwick	—	—
J.R. Smith	—	—
John Little	—	—
Rob Blasman	—	—
Ricardo Adame	—	—
Yuval Ben-Itzhak	—	—
R. David Ferguson	—	—
John J. Giamatteo	—	—
Siobhan MacDermott	—	—
Donald A. MacLennan	—	—
All management board members, supervisory board members and senior management as a group (16 persons)	24,600,000	51.25

*	Represents beneficial ownership or holdings of less than one percent (1%) of the outstanding ordinary shares.
(1)	Calculated after giving effect to the Share Conversion. Beneficial ownership does not include outstanding share options whose exercisability is contingent on the completion of this offering, regardless of whether such options will be vested within 60 days of December 31, 2011.
(2)	Includes all outstanding equity awards, including options whose exercisability is contingent solely on the completion of this offering and options that are expected to be granted immediately following the pricing of this offering at an exercise price equal to the initial public offering price, regardless of whether such options will be vested within 60 days of December 31, 2011.
(3)	PEF Sàrl is 86.25% owned by Polish Enterprise Fund V, L.P., or PEF V, a Delaware limited partnership. As the controlling shareholder, PEF V has the right to appoint three of five members of the board of directors of PEF Sàrl. Polish Enterprise Investors III, LLC, or PEI III, is the sole general partner of PEF V. Investment decisions on behalf of PEI III are made by a three-person investment committee consisting of John Birkelund, Robert G. Faris and Jacek Siwicki. Divestment and voting decisions are made on behalf of PEI III by its members. PEF V and PEI III disclaim beneficial ownership over all shares held by PEF Sàrl except to the extent of their indirect pecuniary interest therein. In October 2009, PEF Sàrl sold 4,050,000 Class D preferred shares to TA Coöperatief, which decreased its percentage ownership in our outstanding shares from 45.0% to 33.8%. The address of PEF Sàrl is 2, avenue Charles de Gaulle, L-1653 Luxembourg, Luxembourg.
(4)	Orangefield is the managing director of Grisoft Holdings. Pursuant to a management agreement with Orangefield, Gabriel Eichler has, together with Robert Cohen and in certain cases Dennis Smith, the power to direct Orangefield on how to vote the shares held of record by Grisoft Holdings, in accordance with the agreements existing between the different consortium members holding an interest in Grisoft Holdings. In October 2009, Grisoft Holdings sold 3,283,776 Class B shares and 3,150,000 Class D preferred shares to TA Coöperatief, which decreased its percentage ownership in our outstanding shares from 35.0% to 19.4%. The address of Grisoft Holdings is c/o Orangefield, Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands.
(5)	Intel Capital is a wholly owned entity within the group of companies of which Intel Corporation is the ultimate parent. In October 2009, Intel Capital sold 1,800,000 Class D preferred shares to TA Coöperatief, which decreased its percentage ownership in our outstanding shares from 20.0% to 15.0%. The address of Intel Capital is Caledonian Trust (Cayman) Limited, Caledonian House, 69 Dr. Roy’s Drive, PO Box 1043, Grand Cayman, Cayman Islands, KY1-1102.

(6)	83% of TA Sàrl is owned by investment funds managed by TA Associates, Inc., including TA X L.P., TA Atlantic and Pacific VI L.P., TA Strategic Partners Fund II L.P., TA Strategic Partners Fund II A L.P. and TA Investors III L.P. TA Associates Inc. is the general partner of the investment funds managed by TA Associates, Inc. In October 2009, TA Coöperatief acquired 3,283,776 Class B shares and 3,150,000 Class D preferred shares from Grisoft Holdings, 1,800,000 Class D preferred shares from Intel Capital, 4,050,000 Class D preferred shares from PEF Sàrl and 3,000,000 Class D preferred shares from us, which gave TA Coöperatief a percentage ownership in our outstanding shares of 31.8%. TA Coöperatief transferred its AVG shares to TA Sàrl in December 2011. The address of TA Sàrl is 40, avenue Monterey, L-2163 Luxembourg, Luxembourg.
(7)	Rafal W. Bator is a director of PEF Sàrl and has a membership interest in PEI III but does not have beneficial ownership of the shares held by PEF Sàrl.
(8)	Represents 9,316,224 shares held by Grisoft Holdings. Pursuant to a management agreement with Orangefield, Managing Director of Grisoft Holdings, Gabriel Eichler has, together with Robert Cohen and in certain cases Dennis Smith, ultimate voting and investment power over shares held of record by Grisoft Holdings. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(9)	Represents 15,283,776 shares held by TA Sàrl. Jonathan W. Meeks is a managing director at TA Associates, Inc., which has ultimate voting and investment power over shares held of record by TA Sàrl. Mr. Meeks may be deemed to have an indirect pecuniary interest in shares held by TA Sàrl. He disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein.
(10)	Dariusz R. Prończuk has an indirect membership interest in PEI III but does not have beneficial ownership of the shares held by PEF Sàrl.

DESCRIPTION OF SHARE CAPITAL

General

We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under number 52197204 and have our official seat in Amsterdam, the Netherlands. Our registered office address is at Gatwickstraat 9-39, 1043 GL Amsterdam, the Netherlands, with telephone number +31 (0)20 522 6210. We can be contacted through our website, which is www.avg.com. The contents of our website are expressly not incorporated by reference into this prospectus.

Set out below is a summary of certain relevant information concerning our share capital and certain significant provisions of Dutch corporate law. On January 12, 2012, the general meeting of shareholders resolved to amend the articles of association effective from the closing of this offering. Below is a summary of certain provisions of the articles of association.

This summary does not purport to give a complete overview of, and should be read in conjunction with, the articles of association and relevant provisions of Dutch law. This summary also does not constitute legal advice regarding these matters and should not be considered as such.

Share Capital

Share Conversion

Our articles of association will be amended and restated in their entirety on or prior to the closing of this offering. Pursuant to the articles of association as they will be in effect prior to the closing of this offering, each existing class of shares in our share capital will be converted into the same number of ordinary shares, €0.01 nominal value per share, and all special rights associated with the existing classes of shares will cease to be applicable.

If the initial public offering price is below $14.85, assuming that the closing of this offering occurs on or around February 7, 2012, the holder of the Class D preferred shares will be entitled to additional ordinary shares such that the value of the ordinary shares such holder receives upon conversion will be $178.2 million. In addition, the holder of our Class D preferred shares is entitled to dividends in connection with the closing of this offering. If more time passes before the closing than assumed above, additional accrued dividends will be due to the holder of our Class D preferred shares upon closing, with any additional dividend due per share reducing by an equal amount the price per share at which such holder would be entitled to additional ordinary shares. Such dividends accrue at a rate of $0.60 per share per year. See “Dividend Policy” for more information. Furthermore, the Company has the right to prevent or reduce any additional issuance of ordinary shares under this anti-dilution mechanism to the holder of our Class D preferred shares by giving such holder notes, and the holders of our other shares have the right to prevent or reduce such additional issuance to such holder by giving such holder either cash or equal amounts of notes and cash, with a value equal to that of the shares such holder would have otherwise received under the conversion adjustment provision described above.

As of the date of this prospectus, our share capital consists of 225,000,000 authorized and 48,000,000 issued and outstanding shares, each €0.01 nominal value per share.

Neither we nor any of our subsidiaries currently holds, or will as of the date of this prospectus hold, any of the ordinary or preference shares.

The legislation under which the ordinary shares have been issued and under which we were formed and now operate is Book 2 of the Dutch Civil Code.

Form and transfer of shares

Our ordinary shares will be issued in registered form only and will not be certificated. Ordinary shares must be fully paid upon issue. We have appointed American Stock Transfer & Trust Company, LLC, to act as transfer agent, registrar and paying agent for our ordinary shares. Our ordinary shares that will be listed and traded on the New York Stock Exchange will be in book-entry form.

Corporate Objects

Pursuant to Article 3 of the articles of association, our corporate objects are:

•	to incorporate, to participate in any way whatsoever in, to manage and to supervise businesses and companies;

•	to finance businesses and companies;

•

to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

•	to render advice and services to businesses and companies with which we form a group and to third parties;

•	to grant guarantees, to bind us and to pledge our assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

•	to acquire, alienate, manage and exploit registered property and items of property in general;

•	to trade in currencies, securities and items of property in general;

•	to develop and trade in patents, trademarks, licenses, know-how, copyrights, database rights and other intellectual property rights;

•	to perform any and all activities of an industrial, financial or commercial nature; and

•	to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

Ordinary Shares

Issuance of New Ordinary Shares and Preemptive Rights

At the proposal of our management board, with approval by our supervisory board, the general meeting of shareholders may resolve to issue ordinary shares, unless another corporate body of the Company has been designated by the general meeting of shareholders with the authority to issue ordinary shares. Upon the issuance of such shares the full nominal amount of each share should be paid. The general meeting of shareholders may also, on the proposal of our management board approved by our supervisory board, designate another corporate body of the Company as the competent corporate body to resolve to issue ordinary shares. Pursuant to Article 6.2 of the articles of association, this designation may be granted to such corporate body for a period of not more than five years. If our management board is designated to issue ordinary shares, our management board can only do so after the proposal to issue ordinary shares has been approved by our supervisory board. The designation may be extended from time to time by the general meeting of shareholders, for a period not exceeding five years. A designation of a corporate body of the Company as the competent body to issue ordinary shares can only be withdrawn at the proposal of our management board which has been approved by our supervisory board, unless provided otherwise in the resolution to make the designation.

Each holder of our ordinary shares will in principle have preemptive rights in respect of all ordinary share issuances or grants of the right to subscribe for ordinary shares, in proportion to the aggregate nominal value of the ordinary shares held by such holder. Shareholders, however, have no preemptive right in respect of the issuance of ordinary shares, or the grant of the right to subscribe for ordinary shares, which are issued or granted for a consideration other than cash, which are issued or granted to employees of the Company or of a group company of the Company, or in respect of the issuance of ordinary shares to any person who exercises a previously existing right to subscribe for ordinary shares.

At the proposal of our management board, with approval by our supervisory board, the general meeting of shareholders may resolve to restrict or exclude the preemptive rights, which resolution requires a majority of not less than two thirds of the votes cast, if less than one half of our issued share capital is represented at the meeting. The general meeting of shareholders may also designate another corporate body of the Company, at the proposal of our management board, with approval by our supervisory board, to resolve to restrict or exclude the preemptive rights. This designation may be granted to such corporate body for a specified period of not more than five years. The designation may be extended for no longer than five years at a time and only applies as long as the designation to issue ordinary shares is in force.

On January 12, 2012, subject to the closing of this offering, the general meeting of shareholders resolved to designate our management board, acting with the approval of our supervisory board, for a period of 18 months from the closing of this offering to be the corporate body authorized to issue ordinary shares (i) up to a maximum of 10% of the total issued share capital at the time of issuance plus a further 10% of the total issued share capital in case an issue occurs as part of a merger or acquisition, (ii) issuable in this offering and (iii) issuable to the sellers of TuneUp immediately upon the closing of this offering, and to restrict or exclude preemptive rights in respect of the issuance of ordinary shares and the grant of the right to subscribe for ordinary shares.

Acquisition of Ordinary Shares in Our Capital

We may acquire fully paid ordinary shares in our own capital at any time for no valuable consideration, provided the relevant shareholder agrees. Furthermore, subject to certain provisions of Dutch law and the articles of association as described below, we may repurchase fully paid ordinary shares in our own capital if (i) such repurchase would not cause the Company’s equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to applicable law and (ii) we would not as a result of such repurchase hold more than 50% of our own issued share capital.

Other than ordinary shares acquired for no valuable consideration, ordinary shares may only be acquired following a resolution of our management board, acting pursuant to a general authorization for the repurchase of ordinary shares granted by the general meeting of shareholders. A general authorization by the general meeting of shareholders for the repurchase of ordinary shares is valid for a maximum period of five years. Such authorization must specify the number of ordinary shares that may be acquired, the manner in which these ordinary shares may be acquired and the price range within which the ordinary shares may be acquired. No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us with the intention of transferring ordinary shares to one or more of our employees of the Company or of any of its subsidiaries, provided these ordinary shares are quoted on a price list of a stock exchange.

On January 12, 2012, subject to the closing of this offering, the general meeting of shareholders adopted a resolution authorizing our management board, acting with the approval of our supervisory board for a period of 18 months from the closing of this offering, to cause the repurchase by us of up to 10% of our issued ordinary share capital, for a price per share not greater than 110% of the highest price of the ordinary shares on any stock exchange where the ordinary shares are listed as of any of the 30 banking days preceding the date the repurchase is effected or proposed.

Any ordinary shares we hold in our own capital may not be voted.

Reduction of Ordinary Share Capital

At the proposal of our management board, with the approval of our supervisory board, the general meeting of shareholders may, subject to Dutch law and our articles of association, resolve to reduce our issued ordinary share capital by (i) cancellation of ordinary shares or (ii) reduction of the nominal value of ordinary shares by amendment of our articles of association. A resolution of our general meeting of shareholders to reduce the issued share capital must designate the ordinary shares to which the resolution applies and must contain provisions for the implementation of such resolution. A resolution to cancel ordinary shares in our capital may only be adopted in relation to ordinary shares we hold. A partial repayment of capital must be made pro rata, in respect of all outstanding ordinary shares. A resolution of our general meeting of shareholders to reduce our issued share capital requires a majority of at least two thirds of the votes validly cast at a meeting at which less than half of our issued and outstanding share capital is present or represented.

Preference Shares

Our articles of association authorize a special class of preference shares. Under Dutch law and practice, the ability to issue preference shares is a common form of anti-takeover defense. An option can be granted to a Dutch foundation, with a majority of independent board members, allowing the foundation to acquire up to a number of preference shares that carry the same aggregate vote as all the company’s issued and outstanding shares from time to time. Such a foundation is typically established with the stated purpose of safeguarding the interests of the company and all of its stakeholders by resisting to the best of its ability influences that might conflict with those interests by affecting the company’s continuity, independence or identity. The preference shares issued to such foundation, if any, are typically repurchased or redeemed by the company once the hostile threat has passed.

We have not established such a foundation nor granted such an option. We may in the future decide to do so, and our management board, subject to the approval of our supervisory board, would be able to do so without further action from our shareholders. We believe that the ability of our management board and supervisory board to grant such an option or otherwise issue preference shares from time to time could prevent, or at least delay, an attempt by a potential bidder to make a hostile takeover bid or other hostile situations and may help us in evaluating our position in relation to a hostile situation and to seek alternatives.

In the event of issuance of preference shares, a general meeting of shareholders would be convened, to be held no later than twelve months after the date on which the preference shares were issued for the first time. The agenda for that general meeting of shareholders would include a proposal relating to the repurchase or cancellation of the preference shares. If the resolution to be adopted in respect of this item on the agenda does not result in the repurchase or cancellation of the preference shares, a general meeting of shareholders must be convened and held, in each case within twelve months of the previous meeting. The agenda of these meetings shall include a proposal relating to the repurchase or cancellation of the preference shares, until such time as no more preference shares remain issued.

On January 12, 2012, subject to the closing of this offering, our shareholders adopted a resolution irrevocably authorizing our management board, acting with the approval of our supervisory board, for a period of five years, to issue preference shares and grant rights to subscribe for preference shares up to our authorized share capital from time to time. This authority may be renewed by a resolution of the general meeting of shareholders for a subsequent period of up to five years.

Annual Accounts

Annually, within four months after the end of the financial year, our management board will prepare financial statements in accordance with international financial reporting standards as adopted by the European Union and will make them available free of charge for inspection by the shareholders at our offices and shall put them on our website. The annual accounts must be accompanied by an auditor’s statement, the annual report, the report of our supervisory board and certain other information required under Dutch law. The annual accounts shall be signed by the members of our management board and supervisory board. The language of the annual accounts and the annual report will be English.

The annual accounts, auditor’s statement, annual report and other information required under Dutch law must be made available to shareholders for review from the date of the notice convening the annual general meeting of shareholders. The annual accounts are submitted for adoption to the general meeting of shareholders.

Dividends and Other Distributions

We may make distributions to shareholders only to the extent that the Company’s equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves that we are required to maintain pursuant to the provisions of Dutch law or our articles of association. Any distribution of profits will be made after the adoption of the annual accounts showing that such distribution of profits is permitted.

Our preference shares, if issued, would be entitled to receive annual preferential dividends of €1,000 in aggregate if the preference shares are fully paid up at the expense of our reserves or, in other cases, of a percentage equal to the average one-month EURIBOR, weighted to reflect the number of days for which the payment is made, plus a premium to be determined by our management board, subject to the approval of our supervisory board, of at least one percentage point and at most four percentage points, depending on the prevailing market conditions. Distributions on our preference shares are calculated over the paid-up part of their nominal value.

Under our articles of association, our management board determines, subject to the approval of our supervisory board, what portion of our profits will be reserved. Any profits remaining after payment of the preferred dividend on our preference shares, if issued, and reservation of profits will be put at the disposal of the general meeting of shareholders. Our management board, with the approval of the supervisory board, is required to make a proposal for that purpose, which is then dealt with as a separate agenda item at the general meeting of shareholders. Our management board is permitted, subject to certain requirements and subject to approval of our supervisory board, to declare interim dividends without the approval of the general meeting of shareholders.

Our management board may, subject to the approval of our supervisory board, resolve to make distributions on the ordinary shares not in cash, but in ordinary shares, or resolve that holders of ordinary shares shall have the option to receive a distribution in cash and/or in ordinary shares, provided that our management board is designated by the general meeting of shareholders as the competent corporate body to resolve to issue ordinary shares.

Dividends not claimed by shareholders within five years of the date they are payable are forfeited and will be retained by us. Under Dutch law and the articles of association there is no restriction on the ability of the Company to pay dividends to non-Dutch shareholders and there are no special procedures applicable to the payment of dividends to non-Dutch shareholders.

We do not plan to pay any dividends for the foreseeable future apart from payment of accrued and unpaid dividends on our Class D preferred shares in connection with the automatic conversion of such preferred shares into ordinary shares upon the closing of this offering. See “Dividend Policy.”

General Meetings of Shareholders and Voting Rights

The annual general meeting of shareholders must be held not later than June 30th of each year. At the annual general meeting of shareholders our shareholders will be able to, inter alia, discuss the annual report of our management board with respect to the general state of affairs of the Company, adopt our annual accounts, vote whether to grant discharge to members of our management board and to members of our supervisory board and appoint members to fill any vacancies on either our management board or our supervisory board.

General meetings of shareholders are convened by our management board or our supervisory board. In addition, pursuant to Article 2:110 of the Dutch Civil Code, one or more Shareholders, who jointly represent at least 10% of the issued share capital or such lesser amount as is provided by the articles of association may, on application, be authorized by the court in interlocutory proceedings of the district court to convene a general meeting of shareholders.

Notice of a general meeting of shareholders will be given in accordance with the requirements of law and the requirements of NYSE. The notice convening a general meeting of shareholders shall be given no later than the day prescribed by law. The notice of a general meeting of shareholders shall include the location and the time of the meeting, the items on the agenda and the requirements for admittance to the general meeting of shareholders.

Our management board acting with the approval of our supervisory board determines the items on the agenda for our general meeting of shareholders. In addition, shareholders representing solely or jointly at least the threshold described by law (1% of our issued and outstanding shares) may submit proposals for inclusion on the agenda of any general meeting of shareholders. Provided we receive such proposals in writing at least 60 days before the date of the general meeting of shareholders, we must include such proposals on the agenda for such general meeting of shareholders.

For each general meeting of shareholders, a record date will be applied with respect to ordinary shares in order to establish which shareholders are entitled to attend and vote at the general meeting of shareholders. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Each of the ordinary shares is entitled to one vote. Our shareholders will be able to exercise their voting rights in accordance with Dutch law and the articles of association. Shareholders may vote by proxy. We may not exercise voting rights with respect to any ordinary shares held by us. Our management board is authorized to determine that the rights in respect of a general meeting of shareholders can be exercised by using an electronic means of communication.

Decisions of the general meeting of shareholders are taken by an absolute majority of valid votes cast, except where the laws of the Netherlands or the articles of association provide otherwise.

Admission to the General Meeting of Shareholders

Each shareholder, and each usufructuary and pledgee to whom the right to vote on the ordinary shares accrues, shall be authorized, either in person or represented by a representative authorized in writing, to take part in, to speak at and, to the extent applicable, to exercise his voting rights in the general meeting of shareholders. Our management board is authorized to determine that these rights in respect of a general meeting of shareholders can be exercised by using an electronic means of communication.

Members of our management board and supervisory board have the right to attend a general meeting of shareholders in person and to address the meeting. In these general meetings of shareholders, they will have the right to give advice in the meeting. Our external auditor is also authorized to attend and address the general meeting of shareholders.

The chairman of the general meeting of shareholders will decide upon the admittance to the meeting of other persons.

Amendment of the Articles of Association

A resolution to amend the articles of association may only be taken by the general meeting of shareholders pursuant to a proposal of our management board that has been approved by our supervisory board. We will discuss the contents of such proposal to amend the articles of association with NYSE before presenting it to the general meeting of shareholders.

Dissolution and Liquidation

From the balance of our assets after payment of all debts and the costs of the liquidation will be paid first, to the extent possible, to the holders of the preference shares outstanding (if issued), the amount due on the preference shares, increased by a percentage equal to the average one-month EURIBOR, weighted to reflect the number of days for which the payment is made, plus a premium to be determined by our management board, subject to the approval of our supervisory board, of at least one percentage point and at most four percentage points, depending on the prevailing market conditions, calculated over each year or part of a year of the period commencing on the first day following the period over which the last distribution on the preference shares was paid and ending on the day of the payment on the preference shares. The previous sentence does not apply if the preference shares outstanding were issued and paid at the expense of our reserves. The balance remaining thereafter will be distributed to the holders of ordinary shares. All distributions on ordinary shares will be made in proportion to the number of ordinary shares held by each shareholder.

We may only be dissolved pursuant to a resolution of the general meeting of shareholders, in accordance with a proposal by our management board, which proposal is subject to the prior approval of our supervisory board.

Corporate Governance

Dutch Corporate Governance

The DCGC was released in 2003 and amended in 2009. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NYSE. Such companies are required under Dutch law to disclose in their annual reports whether or not they comply with provisions of the Code and, if they do not comply with those provisions, to explain the reasons why.

We acknowledge the importance of good corporate governance. We have reviewed the DCGC and generally support the basic best practice provisions of the DCGC and therefore will comply with the relevant best practice provisions of the DCGC, subject to the exceptions set out below.

The best practice provisions not (fully) applied by us are:

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best practice provision II.2.1., which provides that the supervisory board, before drawing up the remuneration policy and determining the remuneration of the individual members of the management board, shall analyze the possible outcomes of the variable components and how they may affect the remuneration of the members of the management board. The remuneration of the members of our management board consists of base salary, a short-term incentive (maximized as percentage of gross salary), a long-term incentive and several benefits. Our supervisory board has assessed the scope and fairness of the long-term incentive, but has not formally analyzed the possible outcome of the variable components and how they may effect the remuneration of the members of our management board;

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best practice provision II.2.2., which provides that the supervisory board shall determine the level and structure of the remuneration of the management board members by reference to the scenario analyses carried out and with due regard for the pay differentials within the enterprise. Our supervisory board has established in the remuneration policy that the current remuneration of the members of the managing board reflects the interest of all stakeholders, attracts and retains the management board members that have the talent and skills to develop and expand the business, links rewards to create shareholder value, relates the variable income component to performance reinforcing the business strategy, avoids inappropriate risks, creates long-term value and enhances the sustainable development of the company. The remuneration policy has been compiled for the period until the annual general meeting of shareholders in 2012, as we expect that the supervisory board will propose a new remuneration policy at that general meeting. We believe that a deviation of the DCGC is therefore considered justified;

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best practice provision II.2.4., which provides that options to acquire shares granted to members of a management board shall not be exercised in the first three years after the date of granting and the number of options to be granted shall be dependent on the achievement of challenging targets specified beforehand. We have to recruit the members of our management board in a competitive international environment. The members of our management board have been, or may in the future be, granted options that do not have such predetermined performance criteria and which are exercisable within three years from the year the options were granted. We believe that the granting of such options enables us to attract and retain high caliber members of our management board and a deviation from the DCGC in this respect is therefore considered justified;

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best practice provision II.2.5., which provides that the number of shares to be granted shall be dependent on the achievement of challenging targets specified beforehand. The supervisory board is authorized to grant members of the management board options to acquire ordinary shares. The achievement of targets in order to acquire ordinary shares is not specified beforehand;

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best practice provision II.2.6., which provides that the option exercise price may not be fixed at a level lower than a verifiable price or a verifiable price average in accordance with the trading in a regulated market on one or more predetermined days during a period of not more than five trading days prior to and including the day on which the option is granted. Under the Option Plan, options may be granted for an exercise price of 90% of the fair market value, as of the date of grant, of an ordinary share, provided, however, that options granted to U.S. taxpayers must be granted for an exercise price of at least 100% of the fair market value, as of the date of grant, of an ordinary share;

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best practice provision II.2.8., which provides that the remuneration of a member of the management board in the event of dismissal may not exceed one year’s salary (the ‘fixed’ remuneration component). Two members of our management board will, if the Company decides not to waive their non-compete obligations which apply for a 12-month period after the date of termination or dissolution, receive during the non-compete period their base salary plus bonus calculated on a monthly basis equal to the higher of the average for (i) the last 12 months or (ii) the last calendar quarter before the date of termination or dismissal for each month that they comply with their obligations under their non-compete provision. If we waive their non-compete obligations, we shall only pay a one-time severance payment equal to six months of non-compete compensation, and any monthly payments already made shall be deducted from such payment except where prohibited by law. One member of our management board will, if the Company decides not to waive his non-compete obligations, during a period of six months after the date of termination or dissolution, receive his monthly base salary. The amount of compensation each management board member will receive in the event of dismissal will not exceed the higher of (i) one year’s base salary or (ii) the aforementioned total compensation he receives during the non-compete period;

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best practice provision III.2.1., which provides that no more than one member of a supervisory board may be affiliated with any of a company’s major shareholders and therefore fail to be independent under the DCGC. Four members of our supervisory board are affiliated with the selling shareholders. As a result, we will have after this offering more than one director who does not meet the definition of an independent director under the DCGC. We believe that this deviation from the DCGC is justified by the specific knowledge and experience of our business held by the current members of our supervisory board. In addition, in deciding to deviate from the provisions of the DCGC relating to independent directors, we have also taken into account the fact that after the completion of this offering TA Sàrl, PEF Sàrl and Grisoft Holdings will continue to hold major investment stakes in us, which fact in our view justifies their continuing to have a designee on our supervisory board;

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best practice provisions III.4.1.(f) and III.4.4., which provide that the chairman of the supervisory board shall ensure that the supervisory board elects a vice-chairman and that the vice-chairman of the supervisory board shall deputize for the chairman when the occasion arises. Our supervisory board intends to deal with situations where the chairman is absent on a case of case basis;

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best practice provision III.5.1., which, among other things, provides that the terms of reference of the committees of the supervisory board may provide that a maximum of one member of each committee may not be independent. The terms of reference of the committees provide that prior to one year of this initial public offering, no rules regarding the independence of committee members apply. Currently each of the committee chairmen is independent and in each committee more than half of the members are independent;

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best practice provision III.7.1., which provides that members of a supervisory board will not receive shares or rights to acquire shares by way of remuneration. We have granted and intend to grant options in the future to members of our supervisory board as we believe that granting options to members of our supervisory board may enable us to attract and retain, in a competitive international environment, skillful and experienced members of our supervisory board;

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best practice provision IV.1.1., which provides that the general meeting may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board, and set certain thresholds on majority requirements and capital representation requirements that may not be exceeded. Pursuant to the articles of association the supervisory board will nominate one or more candidates for each vacant seat on the management board or the supervisory board. A resolution of the general meeting of shareholders to appoint a member of the management board or the supervisory board other than pursuant to a nomination by our supervisory board requires at least two thirds of the votes cast representing more than half of our issued share capital. This enhances our stability and is therefore in the best interest of the Company and the business associated therewith;

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best practice provision IV.3.12., which provides that the Company shall give shareholders and other persons entitled to vote the possibility of issuing voting proxies or voting instructions, respectively, to an independent third party prior to the general meeting of shareholders. We reserve the right to give shareholders and/or other persons entitled to vote the possibility of issuing voting instructions, respectively, to our management board or the company secretary, a standard practice among U.S.-listed companies; and

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principle V.2., which provides that the external auditor is appointed by the general meeting of shareholders and that the supervisory board shall nominate a candidate for this appointment, while both the audit committee and the management board advise the supervisory board. It further provides that the remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the supervisory board on the recommendation of the audit committee and after consultation with the management board. To comply with NYSE regulations, our audit committee is directly responsible for the approval of the compensation of our external auditor, the instruction to the external auditor to provide non-audit services and recommending the appointment of the external auditor to the general meeting of shareholders.

Squeeze-out proceedings

Under Dutch law, a shareholder who owns shares representing at least 95% of the nominal value of a company’s issued share capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

Market abuse

The Dutch Financial Supervision Act (Wet op het financieel toezicht) provides for specific rules intended to prevent market abuse, such as the prohibitions on insider trading, passing on inside information and insider tipping and market manipulation. We are subject to the Dutch insider trading prohibition (in particular, if we trade in our own shares or in financial instruments, the value of which is (co)determined by the value of our shares), the Dutch prohibition on passing on insider information and insider tipping and the Dutch prohibition on market manipulation. The Dutch prohibition on market manipulation may mean that certain restrictions apply to our ability to buy back our shares. Our investors may also be subject to the Dutch market abuse rules.

Pursuant to the Dutch Financial Supervision Act rules on market abuse, members of our management and supervisory board and any other person who has managerial or comanagerial responsibilities within the Company and in that capacity is authorized to make decisions affecting our future developments and business prospects and who has regular access to inside information relating, directly or indirectly, to the Company, must give written notice to the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten or AFM), by means of a standard form, of any transactions conducted or carried out for their own account relating to our shares or in financial instruments, the value of which is (in part) determined by the value of our shares.

Also, certain persons who are closely associated with members of our management board or supervisory board or any of the other persons described above are required to notify the AFM of the existence of any transactions conducted for their own account relating to the shares or in financial instruments, the value of which is (in part) determined by the value of the shares. Persons who are closely associated with another person are: (i) the spouse of such other person or any partner considered by national law as equivalent to the spouse of such other person, (ii) dependent children of such other person, (iii) other relatives who have shared such person’s household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose managerial responsibilities (among other things) are discharged by a person referred to under (i), (ii) or (iii) above.

The AFM must be notified within five days following the relevant transaction date. Under certain circumstances, notification may be postponed until the date the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, amounts to €5,000 or more per calendar year in question. Non-compliance with the notification obligations under the Dutch Financial Supervision Act could lead to criminal fines, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.

The AFM keeps a public registry of and publishes all notifications made pursuant to Dutch Financial Supervision Act.

Comparison of Dutch Corporate Law and U.S. Corporate Law

The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the DCGC (see “—Corporate Governance” above) and Delaware corporation law, including the Delaware General Corporation Law.

Corporate governance

Duties of directors

The Netherlands. In the Netherlands, a listed company typically has a two-tier board structure with a management board comprised of the executive directors and a supervisory board comprised of the non-executive directors. We have a two-tier board structure consisting of our management board (raad van bestuur) and a separate supervisory board (raad van commissarissen).

Under Dutch law, the management board is responsible for the management and the strategy, policy and operations of the company. The supervisory board is responsible for supervising the conduct of and providing advice to the management board and for supervising the business generally. Furthermore, each member of the management board and the supervisory board has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any resolution of the management board regarding a significant change in the identity or character of the company requires shareholders’ approval.

Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

The Netherlands. Under Dutch law, management board members of a listed company are generally appointed for an individual term of a maximum of four years. There is no limit in the number of consecutive terms management board members may serve. Under our articles of association, members of our management board will retire no later than the day on which the annual general meeting of shareholders is held, in the fourth calendar year after the year in which such member was appointed. Such management board member is then immediately available for reappointment. Despite being elected for a specified term, a management board member may be suspended or removed at any time by the general meeting of shareholders. Our articles of association provide that a resolution to this effect other than pursuant to a proposal by our supervisory board requires at least a two-thirds majority of the votes cast representing more than half of our issued share capital. Our supervisory board may also suspend management board members. A suspension by our supervisory board may at all times be discontinued by the general meeting of shareholders.

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands. Under Dutch law, new members of the management board and the supervisory board are appointed by the general meeting of shareholders. Under our articles of association, the members of our management board and supervisory board are appointed by the general meeting of shareholders upon nomination by our supervisory board. PEF Sàrl and TA Sàrl each have a pre-nomination right to pre-nominate one or more candidates for one seat on our supervisory board. If the nomination consists of a list of two or more candidates, this list is binding and the vacant seat must be filled by election of a person from the binding list of candidates. However, the general meeting of shareholders may, by a resolution passed with a majority of the votes cast representing more than one-third of our issued share capital, resolve that such list is not binding.

Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands. The DCGC contains a number of best practice provisions as to conflicts of interest. Our management board by-laws provide that a management board member shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the Company. Our articles of association provide that in the event that we have a conflict of interest with a member of our management board, our supervisory board may appoint a member of our management board or supervisory board to represent the Company.

Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by directors

The Netherlands. An absent member of the management board may issue a proxy for a specific management board meeting but only to another management board member in writing. An absent member of the supervisory board may issue a proxy for a specific supervisory board meeting but only to another supervisory board member in writing.

Delaware. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Shareholder rights

Voting rights

The Netherlands. Under Dutch law, the voting rights of shares are based on their nominal value. All shareholder resolutions are taken by an absolute majority of the nominal value of votes cast, unless the articles of association or Dutch law prescribe otherwise. There is no required quorum under Dutch law for shareholder action at a properly convened shareholder meeting.

For each general meeting of shareholders, a record date will be applied with respect to ordinary shares in order to establish which shareholders are entitled to attend and vote at the general meeting of shareholders, which date is the 28th day before the day of the meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands. Pursuant to our articles of association, extraordinary general meetings of shareholders will be held whenever our supervisory board or management board deems such to be necessary. Pursuant to Dutch law, one or more shareholders representing at least 10% of the issued share capital may request the Dutch courts to order that a general meeting of shareholders be held.

The notice for a general meeting of shareholders must contain the subjects to be dealt with, venue and time of the meeting, the requirements for admittance to the meeting, the address of our website and such other information as may be required by law. Also, if one or more shareholders representing at least 1% of the nominal value of our issued share capital request to have an item placed on the agenda, such request will generally be honored, provided it is accompanied by an explanation in writing and received by us at least 60 days before the date of the meeting.

Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that, among other things, the resolution is adopted unanimously by all shareholders that are entitled to vote. For a listed company, this method of adopting resolutions is not feasible.

Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does, however, provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands. Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. We may acquire fully paid ordinary shares in our own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and the articles of association as described below, we may repurchase fully paid ordinary shares in our own capital if (i) such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to applicable law and (ii) we would not as a result of such repurchase hold more than 50% of our own issued share capital.

Other than ordinary shares acquired for no valuable consideration, ordinary shares may only be acquired following a resolution of our management board, acting pursuant to a general authorization for the repurchase of ordinary shares granted by the general meeting of shareholders. A general authorization by the general meeting of shareholders for the repurchase of ordinary shares is valid for a maximum period of five years. Such authorization must specify the number of ordinary shares that may be acquired, the manner in which these ordinary shares may be acquired and the price range within which the ordinary shares may be acquired. Our management board has been authorized, acting with the approval of our supervisory board, for a period of 18 months to cause the repurchase by us of up to 10% of our issued share capital, for a price per share not greater than 110% of the most recent closing price of an ordinary share on any stock exchange where the ordinary shares are listed.

No authorization of the general meeting of shareholders is required if ordinary shares are acquired by us with the intention of transferring ordinary shares to one or more of our employees, provided these ordinary shares are quoted on a price list of a stock exchange.

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

The Netherlands. Neither Dutch law nor our articles of association specifically prevent business combinations with interested shareholders. Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

•

the staggered four-year terms of our supervisory members, as a result of which only approximately one-fourth of our management board and supervisory board members will be subject to election in any one year;

•

a provision that our management board and supervisory board members may only be removed at the general meeting of shareholders by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital if such removal is not proposed by our supervisory board;

•

the authorization of a class of preference shares that may be issued by our management board, subject to the approval of our supervisory board, in such a manner as to dilute the interest of any potential acquirer (see “—Preference Shares” above);

•

requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our management board that has been approved by our supervisory board; and

•	minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings.

In the event of a hostile takeover bid, in general our management board and supervisory board reserve the right to use all powers available to them in the interest of our company and its stakeholders.

Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The Netherlands. The management board and the supervisory board provide the general meeting of shareholders in good time with all information that it requires for the exercise of its powers, but not to individual shareholders unless a significant interest of the company dictates otherwise.

Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Removal of directors

The Netherlands. Under Dutch law, the general meeting of shareholders has the authority to suspend or remove members of the supervisory board at any time with or without cause. Our articles of association provide that a resolution to this effect, other than pursuant to a proposal by the supervisory board, requires a two-thirds majority of the votes cast representing more than half of our issued share capital.

Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

The Netherlands. Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash). Under our articles of association, the preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders. However, with respect to an issue of shares pursuant to a resolution of another body of the Company, the preemptive rights can be restricted or excluded pursuant to a resolution of such other body if and insofar as it is designated competent to do so by the general meeting of shareholders for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate another body of the Company as competent to do so can only be adopted at the proposal of the management board which has been approved by the supervisory board. If a proposal is made to the general meeting of shareholders to restrict or exclude the preemptive rights, the reason for such proposal and the choice of the intended issue price must be set forth in the proposal in writing. A resolution of the general meeting of shareholders to restrict or exclude the pre-emptive rights or to designate another body of the Company as competent to do so requires a majority of not less than two thirds of the votes cast, if less than one half of the Company’s issued share capital is represented at the meeting.

Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands. Dutch law provides that dividends may be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed.

Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the issued and paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from our financial statements. Under Dutch law, the articles of association may prescribe that the management board decide what portion of the profits are to be held as reserves.

Pursuant to our articles of association, following payment of any preferential dividend on the preference shares (if issued), the management board, with the approval of the supervisory board, may decide that part of the profits realized during a financial year be set aside to increase and/or form reserves. Distributions from our distributable reserves are made pursuant to a resolution of the management board, with the approval of the supervisory board. Our policy on reserves and dividends is determined and can be amended by the management board, subject to the approval of the supervisory board. The adoption, and thereafter each amendment, of the policy on reserves and dividends is discussed and accounted for at the general meeting of shareholders under a separate agenda item.

Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder vote on certain reorganizations

The Netherlands. Under Dutch law, the general meeting of shareholders must approve resolutions of the management board relating to a significant change in the identity or the character of the company, which includes:

•	a transfer of the business or virtually the entire business to a third party;

•

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for the company; and

•

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one third of the amount of its assets according to its balance sheet and explanatory notes or, if the company prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the last adopted annual accounts of the company.

Under Dutch law, a shareholder who owns shares representing at least 95% of the nominal value of a company’s issued share capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of directors

The Netherlands. Under Dutch law, the shareholders must adopt a remuneration policy for the management board members. Under our articles of association, the supervisory board makes a proposal on the remuneration policy which the general meeting of shareholders can then choose to adopt.

Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

Registration Rights

We have entered into a registration rights agreement with TA Coöperatief, PEF Sàrl, Grisoft Holdings and Intel Capital, or, together with any of their permitted transferees (including TA Sàrl), the holders of registrable securities. Each of TA Sàrl, PEF Sàrl or any two holders of registrable securities, so long as those two holders hold in aggregate at least 10% of the registrable securities then outstanding, are entitled to rights with respect to the registration of their ordinary shares under the Securities Act or (i) registration of those ordinary shares under the securities laws of the United Kingdom, the Netherlands, the Czech Republic or Poland and/or (ii) listing of those ordinary shares under the stock exchange rules of the London Stock Exchange, NYSE Euronext, the Prague Stock Exchange or the Warsaw Stock Exchange. Subject to certain limitations in the agreement, the holders of registrable securities may require such registration on one occasion, or, in the case of TA Sàrl, two occasions, beginning 90 days following the effective date of any registration statement for this offering. Additionally, after 18 months following the IPO, either TA Sàrl or PEF Sàrl may require registration on a second occasion using TA Sàrl’s second demand registration request if it has not yet been used.

Following this offering, we will be obligated to use our reasonable best efforts to qualify to register securities on Form S-3 or Form F-3 under United States securities laws or any comparable short-form registration statement under the securities laws of the United Kingdom, the Netherlands, the Czech Republic or Poland. Subject to certain limitations, following our qualification to register securities under Form S-3 or Form F-3, we will be required to register the securities of any of TA Sàrl, PEF Sàrl, Grisoft Holdings, Intel Capital or their affiliates holding 10% or more of the registrable securities then outstanding, provided that the ordinary shares anticipated to be included in such offering will have an aggregate sale price (net of underwriting discounts and commissions) in excess of $1,000,000, provided, however, that we will not be required to register ordinary shares on request pursuant to this provision more than twice in any 12-month period.

If we register any of our ordinary shares either for our own account, for shareholders, or both, the holders of registrable securities will be entitled to include their shares in that registration, subject to the ability of the managing underwriter in that transaction to limit the number of ordinary shares in any offering made pursuant thereto.

We will bear the costs and underwriting expenses, subject to certain restrictions, associated with any registration pursuant to the registration rights agreement. In conjunction with the managing underwriter, we may request that the holders of registrable securities abstain from selling or offering to sell any ordinary share or option or warrant thereon for a period of 180 days following the date this registration becomes effective, provided that such lock-up is conditional upon all shareholders then holding 1% or more of our shares agreeing to substantially similar restrictions. All registration rights covered by the agreement will terminate on the fourth anniversary of this offering.

Historical Development of the Issuer, AVG Technologies N.V.

We were incorporated in the Netherlands on March 3, 2011 by a notarial deed of incorporation as a cooperative (coöperatie) under the laws of the Netherlands under the name AVG Holding Coöperatief U.A. On November 25, 2011, we entered into a legal merger with our predecessor company and wholly owned subsidiary AVG Technologies N.V., and on November 25, 2011, we were converted into a public company with limited liability (naamloze vennootschap). Upon this conversion, the membership rights held by the members of the cooperative were converted into shares. Our authorized capital consists of 225,000,000 ordinary shares, €0.01 nominal value per share, divided into 50,437,500 ordinary shares, 50,437,500 Class A shares, 37,828,125 Class B1 shares, 12,609,375 Class B2 shares, 11,250,000 Class C shares, 12,000,000 Class D preferred shares and 50,437,500 Class E shares, each with a nominal value of €0.01 per share. Prior to the closing of this offering, 48,000,000 shares are issued and outstanding, of which PEF Sàrl holds 16,200,000 Class A shares, Grisoft Holdings holds 9,316,224 Class B1 shares, TA Sàrl holds 3,283,776 Class B2 shares and 12,000,000 Class D preferred shares and Intel Capital holds 7,200,000 Class E shares. All of such issued and outstanding shares are fully paid up.

	Prior to the closing of this offering
	Authorized share capital in euro	Outstanding shares
Ordinary shares	504,375	—
Class A shares	504,375	16,200,000
Class B shares	504,375	12,600,000
Class C shares	112,500	—
Class D preferred shares	120,000	12,000,000
Class E shares	504,375	7,200,000
Special shares	—	—

Total	2,250,000	48,000,000

Each class of existing shares will be converted into the same number of ordinary shares effective upon the Share Conversion, which will occur on or prior to the closing of this offering. See “—Share Conversion” above.

Historical Development of Our Predecessor Company, AVG Technologies N.V.

Our predecessor company, AVG Technologies N.V., was incorporated in the Netherlands on August 16, 2005 by a notarial deed of incorporation as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands under the name Grisoft International B.V. At our incorporation, we were a wholly owned subsidiary of Grisoft Holdings. For a fuller discussion of our corporate history, including the start of our operations in 1991 by a prior entity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.” At our incorporation in 2005, we issued share capital amounting to €18,000 consisting of 1,800,000 ordinary shares, with a nominal value of €0.01 each. On October 28, 2005, our issued share capital was converted into 1,170,000 Class A shares and 630,000 Class B shares, each with a nominal value of €0.01 per share. On the same date, Grisoft Holdings transferred all outstanding Class A shares to PEF Sàrl (810,000 Class A shares) and Intel Capital (360,000 Class A shares).

On October 26, 2007, we issued 1,215,000 Class A shares to PEF Sàrl, 540,000 Class A shares to Intel Capital and 945,000 Class B shares to Grisoft Holdings for a consideration of €0.01 per share, which was paid by way of conversion of share premium into share capital. Such issuance was made in proportion to the number of shares of each class already held by Grisoft Holdings, PEF Sàrl and Intel Capital and did not result in any change in their proportionate ownership of shares of us. On the same day, we converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public limited liability company (naamloze vennootschap) and changed our name to AVG Technologies N.V.

On March 5, 2009, we issued 18,225,000 Class A shares to PEF Sàrl, 8,100,000 Class A shares to Intel Capital and 14,175,000 Class B shares to Grisoft Holdings, for consideration of €0.01 per share, which was paid by way of conversion of share premium into share capital. Such issuance was made in proportion to the number of shares of each class already held by Grisoft Holdings, PEF Sàrl and Intel Capital and did not result in any change in their proportionate ownership of shares of us.

On October 1, 2009, our articles of association were amended whereby (i) 4,050,000 Class A shares held by PEF Sàrl were converted into 4,050,000 Class D preferred shares, (ii) 9,000,000 Class A shares held by Intel Capital were converted into 1,800,000 Class D preferred shares and 7,200,000 Class E shares and (iii) 3,150,000 Class B shares held by Grisoft Holdings were converted into 3,150,000 Class D preferred shares. On the same day, PEF Sàrl, Intel Capital and Grisoft Holdings transferred their 9,000,000 Class D preferred shares to TA Coöperatief, Grisoft Holdings also transferred 3,283,776 Class B shares to TA Coöperatief and we issued 3,000,000 Class D preferred shares to TA Coöperatief.

The following tables set forth, for the periods indicated, the authorized share capital and the number of shares outstanding in these years.

	December 31, 2008		December 31, 2009		December 31, 2010
	Authorized share capital in euros	Outstanding shares	Authorized share capital in euros	Outstanding shares	Authorized share capital in euros	Outstanding shares
Ordinary shares	—	—	504,375	—	504,375	—
Class A shares	56,500	2,925,000	504,375	16,200,000	504,375	16,200,000
Class B shares	31,500	1,575,000	504,375	12,600,000	504,375	12,600,000
Class C shares	—	—	112,500	—	112,500	—
Class D preferred shares	—	—	120,000	12,000,000	120,000	12,000,000
Class E shares	—	—	504,375	7,200,000	504,375	7,200,000
Special shares	2,000	—	—	—	—	—

Total	90,000	4,500,000	2,250,000	48,000,000	2,250,000	48,000,000

As of September 30, 2011, there have been no changes to the authorized share capital and the number of shares outstanding and no changes to the nominal value of the shares, which was €0.01 per share in the years 2008, 2009 and 2010.

On March 11, 2011, we entered into a contribution agreement pursuant to which the shareholders transferred all shares in the capital of AVG Technologies N.V. to AVG Holding Coöperatief U.A. by a notarial deed of share transfer. The value of the shares was credited to the members accounts of the four members, being PEF Sàrl, Grisoft Holdings, TA Coöperatief and Intel Capital.

On November 25, 2011, we entered into a legal merger with AVG Holding Coöperatief U.A. As a result of this legal merger, the shares in the capital of AVG Technologies N.V., the entity ceasing to exist, have been cancelled.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our ordinary shares and we cannot predict what effect, if any, market sales of our ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Nevertheless, sales of substantial amounts of ordinary shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately              ordinary shares (whether or not the underwriters exercise their option to purchase additional ordinary shares in full). Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, may be sold only in compliance with the limitations described below. The remaining outstanding ordinary shares will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which we summarize below.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our ordinary shares for at least six months, would be entitled to sell an unlimited number of ordinary shares provided that current public information about us is available and, after owning such shares for at least one year from acquisition, would be entitled to sell an unlimited number of ordinary shares without restriction. Our affiliates who have beneficially owned ordinary shares for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of our ordinary shares then outstanding, which, upon consummation of this offering, will be equal to approximately              shares (assuming no exercise of the underwriters’ option to purchase additional ordinary shares); and

•	the average weekly trading volume of our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Lock-up Agreements

All members of our management and supervisory boards and senior management and all of our shareholders have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act), or any securities so owned convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. on behalf of the underwriters. The lock-up agreements are described more fully under “Underwriting.”

MATERIAL TAX CONSIDERATIONS

DUTCH TAXATION

In the opinion of Baker & McKenzie Amsterdam N.V., the following are the material principal Dutch tax consequences of the acquisition, holding, redemption and disposal of ordinary shares, but it does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant. This summary is intended as general information only and each prospective investor should consult a professional tax adviser with respect to the tax consequences of an investment in ordinary shares.

This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of the date of this prospectus, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

This summary does not address the Dutch tax consequences for:

(a)	holders of ordinary shares holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us and holders of ordinary shares of whom a certain related person holds a substantial interest in us. Generally speaking, a substantial interest in us arises if a person, alone or, where such person is an individual, together with his or her partner (a statutory defined term), certain relatives or certain other related persons, directly or indirectly, holds (i) an interest of 5% or more of the total issued share capital of us or of 5% or more of a certain class of shares in the capital of us, (ii) rights to acquire, directly or indirectly, such interest (including the right to convert notes or share options into shares) or (iii) certain profit-sharing rights in us. A deemed substantial interest arises if a substantial interest or part thereof has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(b)	investment institutions (fiscale beleggingsinstellingen);

(c)	pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are exempt from Dutch corporate income tax; and

(d)	corporate holders of ordinary shares qualifying for the participation exemption (deelnemingsvrijstelling). Generally speaking, a shareholding is considered to qualify for the participation exemption if it represents an interest of 5% or more of the nominal paid-in share capital.

Where this summary refers to a holder of ordinary shares, such reference is restricted to a holder holding legal title to, as well as an economic interest in, such ordinary shares.

Dividend Tax

Withholding requirement

We are required to withhold 15% Dutch dividend tax in respect of dividends paid on the ordinary shares. Under the Dutch Dividend Tax Act of 1965 (Wet op de dividendbelasting 1965), dividends are defined as the proceeds from shares, which include:

(a)	proceeds in cash or in kind including direct or indirect distributions of profit;

(b)	liquidation proceeds, proceeds on redemption of the ordinary shares and the consideration for the repurchase of the ordinary shares by us in excess of its average paid-in capital recognized for Dutch dividend tax purposes, unless a particular statutory exemption applies;

(c)	the nominal value of ordinary shares issued to a holder of ordinary shares or an increase in the nominal value of the ordinary shares, except when the (increase in the) nominal value of the ordinary shares is funded out of our paid-in capital as recognized for Dutch dividend tax purposes; and

(d)	partial repayments of paid-in capital for tax purposes, if and to the extent there are qualifying profits (zuivere winst), unless the general meeting of shareholders has resolved in advance to make such repayment and provided that the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of the articles of association and the paid-in capital is recognized as capital for Dutch dividend tax purposes.

Residents of the Netherlands

If a holder of ordinary shares is a resident of the Netherlands or a deemed resident of the Netherlands or is an individual who has opted to be treated as a resident for the purposes of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), Dutch dividend tax which is withheld with respect to proceeds from the ordinary shares will generally be creditable for Dutch corporate income tax or Dutch income tax purposes if the holder is the beneficial owner (as described below) thereof. The same generally applies to holders of ordinary shares that are neither residents nor deemed to be residents of the Netherlands if the ordinary shares are attributable to a Dutch permanent establishment of such nonresident holder.

Nonresidents of the Netherlands

If a holder of ordinary shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and such holder is the beneficial owner (as described below) of the proceeds from the ordinary shares and a resident for the purposes of such treaty, the holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Dutch dividend tax. To illustrate, under the income tax treaty between the United States and the Netherlands, the withholding rate is 15%.

A refund of the Dutch dividend tax is available to entities resident in another European Union member State or certain states appointed by Dutch tax law that are party to the European Economic Area Agreement, provided that these entities are not subject to corporate income tax there and would not be subject to Dutch corporate income tax if they were tax residents in the Netherlands.

Beneficial owner—anti-dividend stripping legislation

In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person or entity (usually, but not necessarily, the original shareholder) has transferred his shares in our company or his entitlement to dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the transferor. In these situations, the transfer of shares in our company, or of an entitlement to dividend distributions, is deemed to be made with a view to allowing the transferor to avoid Dutch dividend withholding tax while retaining a beneficial interest in our shares and the associated dividend distributions. Dutch dividend stripping rules may also apply to the transfer of our shares or the entitlement to dividend distributions as described above if the avoidance of dividend withholding tax is not the main purpose of the transfer.

Under the Dutch dividend stripping rules, a recipient of proceeds from the ordinary shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will, among other things, not be considered the beneficial owner of these proceeds if, in connection with such proceeds, the recipient has paid a consideration as part of a “series of transactions” in respect of which it is likely that:

(a)	the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would:

(i)	as opposed to the recipient paying the consideration, not be entitled to an exemption from dividend tax; or

(ii)	in comparison to the recipient paying the consideration, to a lesser extent be entitled to a lower rate or refund of dividend tax; and

(b)	such person or legal entity has, directly or indirectly, retained or acquired an interest in shares, profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

The term “series of transactions” includes transactions that have been entered into on a regulated stock market and transactions with respect to the sole acquisition of one or more dividend rights or of the establishment of short-term rights of enjoyment on the shares (e.g., usufruct).

Corporate and Individual Income Tax

Residents of the Netherlands

If a holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the ordinary shares are attributable, income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are generally taxable in the Netherlands (at up to a maximum rate of 25% (tax rate for the year 2012)).

If an individual holder of ordinary shares is a resident or deemed to be a resident of the Netherlands for Dutch tax purposes (including an individual holder who has opted to be taxed as a resident of the Netherlands), income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares are taxable at the progressive rates (at up to a maximum rate of 52% (tax rate for the year 2012)) under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) if:

(a)	the holder is an entrepreneur (ondernemer) and has an enterprise to which the ordinary shares are attributable or the holder has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde) to which the ordinary shares are attributable; or

(b)	such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither condition (a) nor condition (b) applies to the holder of the ordinary shares, taxable income with regard to the ordinary shares will be determined on the basis of a deemed return on income from savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realized. At present, this deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year, insofar as this yield basis exceeds a certain threshold (in 2012, 21,139 euros). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the holder of the ordinary shares less the fair market value of certain qualifying liabilities at the beginning of the calendar year. The fair market value of the ordinary shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments will be taxed at a rate of 30% (tax rate for the year 2012).

Nonresidents of the Netherlands

If a holder of ordinary shares is not a resident nor is deemed to be a resident of the Netherlands for Dutch tax purposes (nor has opted to be taxed as a resident of the Netherlands), such holder is not liable for any Dutch taxes in respect of income derived from the ordinary shares and gains realized upon the redemption or disposal of the ordinary shares, unless:

(a)

The holder is not an individual and such holder (i) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the ordinary shares are attributable, or (ii) is (other than by way of securities) entitled to a share in the profits of an enterprise or has a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which the ordinary shares are attributable.

This income is subject to Dutch corporate income tax at up to a maximum rate of 25% (tax rate for the year 2012).

(b)	The holder is an individual and such holder (i) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the ordinary shares are attributable, or (ii) realizes income or gains with respect to the ordinary shares that qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands with respect to the ordinary shares which exceed regular, active portfolio management (normaal, actief vermogensbeheer), or (iii) is (other than by way of securities) entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the ordinary shares are attributable.

Income derived from the ordinary shares as specified under (i) and (ii) by an individual is subject to individual income tax at up to a maximum rate of 52% (tax rate for the year 2012). Income derived from a share in the profits as specified under (iii) that is not already included under (i) or (ii) will be taxed on the basis of a deemed return on income from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes the ordinary shares) will be part of the individual’s Netherlands yield basis.

Gift and Inheritance Tax

Residents of the Netherlands

Generally, gift and inheritance tax will be due in the Netherlands in respect of the acquisition or deemed acquisition of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his death.

A holder of ordinary shares with Dutch nationality is deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax if he has been resident in the Netherlands and dies or makes a gift within 10 years after leaving the Netherlands. A holder of any other nationality is deemed to be a resident of the Netherlands for the purposes of Dutch gift tax if he has been resident in the Netherlands and makes a gift within a 12-month period after leaving the Netherlands. The same 12-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Nonresidents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the ordinary shares by way of a gift by, or as a result of the death of, a holder that is neither a resident nor deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax, unless in the case of a gift of the ordinary shares by a holder who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such holder dies within 180 days after the date of the gift and at the time of his or her death is a resident or deemed to be a resident of the Netherlands. A gift made by a nonresident under a condition precedent is deemed to be made at the time the condition precedent is fulfilled and could be subject to Dutch gift and inheritance tax if the donor is a (deemed) resident of the Netherlands at that time.

Value Added Tax

In general, no value added tax will arise in respect of payments in consideration for the issue of the ordinary shares or in respect of a cash payment made under the ordinary shares, or in respect of a transfer of ordinary shares.

Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a holder in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of the ordinary shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ordinary shares, but this does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This discussion applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”

•	persons that own or are deemed to own ten percent or more of our voting stock; or

•	persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A U.S. Holder is a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on ordinary shares, other than certain pro rata distributions payable only in ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15%. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends. The amount of a dividend will include any amounts withheld by us in respect of Dutch income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Dutch income taxes withheld from dividends on ordinary shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. However, the Dutch dividend withholding tax will likely not be creditable to the extent that we are allowed to reduce the amount of the withholding tax that we actually transfer to the Netherlands tax authorities, as described in “—Dutch Taxation—Dividend Tax—Withholding Requirement.” The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Dutch income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the ordinary shares disposed of, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents. Cash is categorized as a passive asset. Our goodwill will generally be taken into account as a non-passive asset unless, for United States federal income tax purposes, we are a controlled foreign corporation, or CFC, that is not a “publicly traded corporation for the taxable year.” We anticipate that we will qualify as a “publicly traded corporation” for the 2012 taxable year and future taxable years and therefore we would be able to take into account our goodwill for such taxable years. In estimating the value of our goodwill, we generally take into account our anticipated market capitalization. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based upon the projected composition of our income and assets and estimates of the valuation of our assets, including our goodwill, which is based, in part, on the expected price of our ordinary shares in this offering, we do not expect to be a PFIC for the 2012 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC is an annual test based on the composition of our income and assets and the value of our assets from time to time. Because we expect to continue to hold a substantial amount of cash and other passive assets following this offering and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ordinary shares, which is likely to fluctuate after this offering, there can be no assurance that we will not be a PFIC for any taxable year.

Under attribution rules, if we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also a PFIC, or a Lower-tier PFIC, U.S. Holders would be deemed to own their proportionate share of the Lower-tier PFICs and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC by us, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, the U.S. Holder may be subject to certain adverse tax consequences, even if we subsequently ceased to be a PFIC (see discussion below). Unless a U.S. Holder makes a timely “mark-to-market” election, as discussed below, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ordinary shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where our ordinary shares are expected to be listed, is a qualified exchange for this purpose.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of the ordinary shares. Accordingly, if we are a PFIC for any year, a U.S. Holder will not be able to make this election.

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate U.S. Holders would not apply.

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an Internal Revenue Service, or IRS, Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.

If we were a PFIC for any year during which a U.S. Holder held our ordinary shares, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. If we were a PFIC for any taxable year and subsequently cease to be a PFIC, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election, or a Purging Election, to recognize gain (but not loss) in the manner described above as if the U.S. Holder’s ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. The U.S. Holder’s basis in its ordinary shares would be increased to reflect gain recognized and its holding period would begin on the day after we ceased to be a PFIC. After the Purging Election, the U.S. Holder’s ordinary shares will not be treated as shares in a PFIC unless we subsequently become a PFIC. Special rules apply in the case of stock considered to be held indirectly. U.S. Holders are urged to consult their tax advisers about the availability of this election and whether making the election would be advisable in their particular circumstances.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules including the availability and consequences of making the mark-to-market election discussed above.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for which Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
Allen & Company LLC
Cowen and Company, LLC
JMP Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us and to the selling shareholders. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling shareholders	$	$	$

The estimated offering expenses payable by us, excluding underwriting discounts and commissions, are approximately $        million, which includes legal, accounting and financial advisory fees, roadshow and offering-related expenses, printing costs and various other fees associated with registering and listing our ordinary shares. The underwriters have agreed to reimburse us for certain expenses in connection with the offering.

The underwriters have informed us and the selling shareholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered by them.

We have applied to list our ordinary shares on the NYSE under the symbol “AVG.”

We, the selling shareholders and our directors, executive officers and all other shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus,

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act), or any securities so owned convertible into or exercisable or exchangeable for ordinary shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

•

in the case of us, file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, whether any such transaction described in the first two bullet points above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to the following, provided that no filing under the Exchange Act shall be required or shall be voluntarily made in connection therewith:

•	the sale of ordinary shares to the underwriters in the offering;

•	transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of the offering;

•

transfers of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares (i) as a bona fide gift, (ii) to an immediate family member of the holder or a trust for the benefit of an immediate family member, (iii) by will or intestacy, (iv) if the holder is a trust, to a trustor or beneficiary of the trust, or (v) if the holder is a corporation, partnership or other business entity (A) to another corporation, partnership or other business entity that controls, is controlled by or is under common control with the holder or (B) to partners, members or shareholders of the holder as part of a disposition, transfer or distribution by the holder without consideration, provided that in the case of any transfer or distribution, each transferee, donee or distributee shall as a precondition sign and deliver a lock-up agreement;

•	the conversion of the outstanding classes of preferred and ordinary shares, provided that such shares remain subject to the terms of the lock-up agreement;

•

the transfer of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares to us, pursuant to agreements or rights in existence on the date of the lock-up agreement under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares;

•

the exercise of options or warrants on a cashless or net exercise basis in accordance with the terms thereof provided that the ordinary shares or security convertible into ordinary shares acquired upon such exercise shall be subject to the terms of the lock-up agreement;

•

the transfer of ordinary shares to us upon a vesting event of our securities or upon the exercise of options to purchase ordinary shares by the holder, in each case on a cashless or net exercise basis, or to cover tax withholding obligations in connection with such vesting or exercise;

•

in the event the holder is an employee but not a director or officer, and with our written authorization, the sale of ordinary shares into the open market immediately upon the exercise of an option solely for the purpose of generating proceeds necessary to pay the exercise price and any tax liability incurred in connection with such exercise, including as part of a broker-assisted cashless exercise, provided that such exception shall not be available or applicable to the holder after such time that greater than an aggregate of 50,000 ordinary shares have been sold in reliance on this exception;

•	the transfer of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares that occurs by operation of law or by order of a court of competent jurisdiction;

•

the transfer of ordinary shares or any security convertible or exercisable or exchangeable for ordinary shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the ordinary shares involving a change of control of us, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the ordinary shares owned by the holder shall remain subject to the restrictions contained in the lock-up agreement;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the restricted period and no public announcement regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the holder or us; and

•

the issuance of or entry into an agreement to issue ordinary shares or securities convertible into or exercisable for ordinary shares in connection with any (i) mergers, (ii) acquisition of securities, businesses, property or other assets, (iii) joint ventures or (iv) strategic alliances, provided that the aggregate number of ordinary shares or securities convertible into or exercisable for ordinary shares (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue pursuant to this exception, excluding any such ordinary shares issuable in connection with the

TuneUp acquisition, shall not exceed 3% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering; and provided further, that each recipient of ordinary shares or securities convertible into or exercisable for ordinary shares pursuant to this exception shall execute a lock-up agreement.

In addition, the selling shareholders, our directors, executive officers and certain other shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co., on behalf of the underwriters, such persons or entities will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The 180-day restricted period described above will be extended if

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ordinary shares in this offering, if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may, from time to time, in the future provide us with investment banking, financial advisory or other services for which they may receive customary compensation. For example, affiliates of certain of the representatives are lenders under our credit facility, an affiliate of Morgan Stanley & Co. LLC is the syndication agent and an affiliate of J.P. Morgan Securities LLC is the administrative agent for our credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of This Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us, certain of the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and the future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of our ordinary shares offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California, as to matters of U.S. federal and New York State law, and by Allen & Overy LLP, Amsterdam, the Netherlands, as to matters of Dutch law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California as to matters of U.S. federal law, and by Freshfields Bruckhaus Deringer LLP, Amsterdam, the Netherlands, as to matters of Dutch law.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 included in this prospectus and in the registration statement have been so included in reliance on the reports of BDO Audit & Assurance B.V., an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

BDO Audit & Assurance B.V., Amstelveen, Netherlands, is a member of the Royal Netherlands Institute of Registered Accountants.

The financial statements of TuneUp Software GmbH as of December 31, 2010 and for the year then ended included in this prospectus and in the registration statement have been so included in reliance on the report of BDO AG, Wirtschaftsprüfungsgesellschaft, independent accountants, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

BDO AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany, is a member of the Chamber of Public Accountants in Germany.

ENFORCEABILITY OF CIVIL LIABILITIES

AVG Technologies N.V. is incorporated under the laws of the Netherlands. Substantially all of our business is conducted, and substantially all of our assets are located, in jurisdictions outside the United States. Most of the members of our management board and supervisory board and the experts named in this prospectus are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of U.S. securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our management board and supervisory board or any of the experts named in this prospectus in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will generally uphold and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

•	the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

•	the final judgment results from proceedings compatible with Dutch concepts of due process;

•	the final judgment does not contravene public policy of the Netherlands; and

•	the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

In the event that a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AVG TECHNOLOGIES N.V. CONSOLIDATED FINANCIAL STATEMENTS

TUNEUP SOFTWARE GMBH CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

AVG Technologies N.V.

Amsterdam, Netherlands

We have audited the accompanying consolidated balance sheets of AVG Technologies N.V. as of December 31, 2009 and 2010 and the related consolidated statements of comprehensive income, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AVG Technologies N.V. at December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

BDO Audit & Assurance B.V.

On behalf of it,

/s/ J.A. de Rooij

J.A. de Rooij RA

Amstelveen, Netherlands

August 26, 2011

AVG TECHNOLOGIES N.V.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars—except for share data and per share data)

	December 31,
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	$47,711	$63,146
Trade accounts receivable, net	19,071	24,978
Inventories	501	523
Deferred income taxes	16,507	17,608
Prepaid expenses and other current assets	4,374	5,491

Total current assets	88,164	111,746

Property and equipment, net	5,348	10,346
Deferred income taxes	7,587	9,203
Intangible assets, net	9,498	8,294
Goodwill	31,213	33,919
Investment in equity affiliate	—	754
Other assets	1,977	1,695

Total assets	$143,787	$175,957

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,625	$5,244
Accrued compensation and benefits	8,243	12,514
Accrued expenses and other current liabilities	14,688	18,219
Income taxes payable	1,265	2,789
Deferred revenue	101,147	107,214

Total current liabilities	129,968	145,980

Long-term debt	1,072	1,050
Deferred revenue, less current portion	27,925	28,213
Other non-current liabilities	553	1,474

Total liabilities	159,518	176,717

Commitments and contingencies (Note 11)
Class D preferred shares (par value: Euro 0.01, 12,000,000 shares authorized at December 31, 2009 and 2010; 12,000,000 shares issued and outstanding at December 31, 2009 and 2010. Aggregate preference in liquidation of $194,065 and $194,065 at December 31, 2009 and 2010, respectively; no shares issued and outstanding, pro forma (unaudited))	191,954	191,954
Shareholders’ deficit:
Ordinary shares (par value: Euro 0.01, 50,437,500 Ordinary shares, 50,437,500 Class A shares, 50,437,500 Class B shares, 11,250,000 Class C shares and 50,437,500 Class E shares authorized at December 31, 2009 and 2010; nil Ordinary shares, 16,200,000 Class A shares, 12,600,000 Class B shares, nil Class C shares and 7,200,000 Class E shares issued and outstanding at December 31, 2009 and 2010; 48,000,000 Ordinary shares issued and outstanding, pro forma (unaudited))	476	476
Additional paid-in capital (Distributions in excess of capital)	(208,323)	(202,320)
Accumulated other comprehensive income (loss)	162	(1,572)
Retained earnings	—	10,702

Total shareholders’ deficit	(207,685)	(192,714)

Total liabilities, preferred shares and shareholders’ deficit	$143,787	$175,957

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars – except for share data and per share data)

	Year ended December 31,
	2008	2009	2010
Revenue:
Subscription	$104,762	$151,365	$166,904
Platform-derived	9,079	30,603	50,314

Total revenue	113,841	181,968	217,218

Cost of revenue:
Subscription	24,458	30,112	26,686
Platform-derived	—	1,308	2,293

Total cost of revenue	24,458	31,420	28,979

Gross profit	89,383	150,548	188,239
Operating expenses:
Sales and marketing	26,963	45,988	58,562
Research and development	13,725	19,533	23,364
General and administrative	18,997	24,404	40,683

Total operating expenses	59,685	89,925	122,609

Operating income	29,698	60,623	65,630
Other income (expense):
Interest income	690	196	52
Interest expense	(25)	(25)	(23)
Other, net	648	(738)	1,693
Translation loss reclassified from other comprehensive income	—	(1,033)	—

Other income (expense), net	1,313	(1,600)	1,722

Income before income taxes and loss from investment in equity affiliate	31,011	59,023	67,352
Provision for income taxes	(1,643)	(6,538)	(9,394)
Loss from investment in equity affiliate	—	—	(46)

Net income	$29,368	$52,485	$57,912

Other comprehensive income (loss):
Foreign currency translation gain (loss)	$1,383	$(2,544)	$(1,734)
Translation loss realized upon liquidation of a foreign subsidiary	—	1,033	—
Foreign currency exchange loss on intercompany transaction	(1,096)	—	—

Other comprehensive income (loss)	287	(1,511)	(1,734)

Comprehensive income	$29,655	$50,974	$56,178

Net income	$29,368	$52,845	$57,912
Preferred share dividends	—	(1,802)	(7,210)
Distributed and undistributed earnings to preferred shares	—	—	(12,676)

Net income available to ordinary shareholders	$29,368	$50,683	$38,026

Net income available to ordinary shareholders—basic	$29,368	$50,683	$38,026
Net income available to ordinary shareholders—diluted	$29,368	$52,485	$38,026
Earnings per ordinary share—basic	$0.65	$1.19	$1.06
Earnings per ordinary share—diluted	$0.62	$1.09	$0.99
Weighted-average shares outstanding—basic	45,000,000	42,750,000	36,000,000
Weighted-average shares outstanding—diluted	47,423,334	48,155,490	38,585,664
Cash dividends declared per ordinary share	$0.44	$3.28	$0.83
Cash dividends declared per preferred share	$—	$—	$1.43

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Expressed in thousands of U.S. Dollars—except for share data)

	Class D Preferred Shares		Ordinary Shares						Additional Paid-in Capital (Distributions in Excess of Capital)	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Deficit
			Class A		Class B		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2008	—	$—	2,925,000	$37	1,575,000	$23	—	$—	$(14,276)	$ 1,386	$(2,411)	$(15,241)
Net income	—	—	—	—	—	—	—	—	—	—	29,368	29,368
Other comprehensive income (loss):
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	1,383	—	1,383
Foreign currency exchange loss on intercompany transaction	—	—	—	—	—	—	—	—	—	(1,096)	—	(1,096)

Other comprehensive income	—	—	—	—	—	—	—	—	—	287	—	287
Cash dividends declared and paid on ordinary shares	—	—	—	—	—	—	—	—	—	—	(20,000)	(20,000)
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	1,156	—	—	1,156

Balances, December 31, 2008	—	—	2,925,000	37	1,575,000	23	—	—	(13,120)	1,673	6,957	(4,430)
Net income	—	—	—	—	—	—	—	—	—	—	52,485	52,485
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(2,544)	—	(2,544)
Translation loss realized upon liquidation of a foreign subsidiary	—	—	—	—	—	—	—	—	—	1,033	—	1,033

Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(1,511)	—	(1,511)
Issuance of ordinary shares	—	—	26,325,000	347	14,175,000	189	—	—	—	—	—	536
Reclassification of ordinary shares	—	—	(7,200,000)	(95)	—	—	7,200,000	95	—	—	—	—
Conversion of ordinary shares to preferred shares	9,000,000	144,199	(5,850,000)	(77)	(3,150,000)	(43)	—	—	(144,079)	—	—	(144,199)
Issuance of preferred shares, net of issuance costs	3,000,000	47,755	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on ordinary shares	—	—	—	—	—	—	—	—	(58,624)	—	(59,442)	(118,066)
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	7,500	—	—	7,500

Balances, December 31, 2009	12,000,000	191,954	16,200,000	212	12,600,000	169	7,200,000	95	(208,323)	162	—	(207,685)

	Class D Preferred Shares		Ordinary Shares						Additional Paid-in Capital (Distributions in Excess of Capital)	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Deficit
			Class A		Class B		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Net income	—	—	—	—	—	—	—	—	—	—	57,912	57,912
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(1,734)	—	(1,734)

Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(1,734)	—	(1,734)
Cash dividends declared and paid on ordinary shares	—	—	—	—	—	—	—	—	—	—	(30,000)	(30,000)
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	(17,210)	(17,210)
Share-based compensation, net of repurchases	—	—	—	—	—	—	—	—	6,003	—	—	6,003

Balances, December 31, 2010	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	7,200,000	$95	$(202,320)	$(1,572)	$10,702	$(192,714)

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,
	2008	2009	2010
OPERATING ACTIVITIES:
Net income	$29,368	$52,485	$57,912
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,347	5,874	7,596
Share-based compensation	2,209	8,289	6,773
Deferred income taxes	(8,913)	(5,653)	(2,902)
Change in the fair value of contingent consideration liabilities	—	1,646	1,555
Loss from investment in equity affiliate	—	—	46
Loss on sale of property and equipment	84	31	16
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(5,592)	(7,740)	(5,893)
Inventories	(163)	(174)	(29)
Accounts payable and accrued liabilities	2,842	3,102	9,083
Accrued compensation and benefits	(143)	3,872	4,271
Deferred revenue	41,833	20,493	7,543
Income taxes payable	268	(1,647)	1,524
Other assets	(2,851)	(85)	(505)
Other liabilities	993	(1,010)	921

Net cash provided by operating activities	64,282	79,483	87,911
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,318)	(6,632)	(11,686)
Proceeds from sale of property and equipment	—	13	131
Cash payments for acquisitions, net of cash acquired	—	(12,538)	(2,985)
Purchase of investment in equity affiliate	—	—	(800)

Net cash used in investing activities	(3,318)	(19,157)	(15,340)
FINANCING ACTIVITIES:
Payment of contingent consideration	(536)	(1,003)	(6,252)
Proceeds from long-term debt	915	215	—
Increase in restricted cash	(848)	(350)	(135)
Proceeds from issuance of ordinary shares	—	536	—
Proceeds from issuance of preferred shares, net of related issuance costs	—	47,755	—
Dividends paid	(20,000)	(118,066)	(47,210)
Repurchases of share options from employees	(1,053)	(789)	(770)

Net cash used in financing activities	(21,522)	(71,702)	(54,367)
Effect of exchange rate fluctuations on cash and cash equivalents	(4,480)	502	(2,769)

Change in cash and cash equivalents	34,962	(10,874)	15,435
Beginning cash and cash equivalents	23,623	58,585	47,711

Ending cash and cash equivalents	$58,585	$47,711	$63,146

Supplemental cash flow disclosures:
Income taxes paid	$12,138	$12,261	$11,225
Interest paid	$24	$72	$23

The accompanying notes form an integral part of these consolidated financial statements.

AVG TECHNOLOGIES N.V.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars—except for share data and per share data, unless otherwise stated)

Note 1. Organization and Business

Organization

The accompanying consolidated financial statements include the financial statements of AVG Technologies N.V. and its wholly owned subsidiaries (collectively, the “Company” or “AVG”). AVG Technologies N.V. is a limited liability company incorporated in the Netherlands on August 16, 2005 under the name Grisoft International B.V. At the date of incorporation, Grisoft International B.V. was a wholly owned subsidiary of Grisoft Holdings B.V. (“GHBV”).

As a part of a group reorganization under common control, on August 19, 2005, GHBV contributed to Grisoft International B.V 100% of the shares of Grisoft Inc. (currently, AVG Technologies USA Inc.), Grisoft Limited (currently, AVG Technologies CY Ltd) and Grisoft, s.r.o. (currently, AVG Technologies CZ, s.r.o). This transaction was accounted for in a manner similar to the pooling of interests method.

Liquidity

The Company has shareholders’ deficit of $192,714 from inception to December 31, 2010. This includes both retained earnings of $10,702 and distributions in excess of capital of $202,320. The deficit on shareholders’ equity has occurred principally through dividends and distributions to the shareholders which aggregate to $329,355 in the three years ended December 31, 2010. The Company has substantial and positive cash flows from operations in every financial period since inception in 2005. For the year ended December 31, 2010, the Company earned net income of $57,912, comprehensive income of $56,178 and positive net cash flows from operating activities of $87,911. The Company also has aggregated net income of $139,765 in the three years ended December 31, 2010.

Business

The Company is primarily engaged in the development and sale of internet security software and online service solutions branded under the “AVG” name.

As of December 31, 2010, AVG Technologies N.V. was the parent company of the following subsidiaries:

- AVG Technologies USA Inc.—incorporated in the United States of America;

- AVG Technologies CY Ltd—incorporated in Cyprus;

- AVG Technologies CZ, s.r.o.—incorporated in the Czech Republic;

- AVG Technologies UK Ltd—incorporated in the United Kingdom;

- AVG Exploit Prevention Labs, Inc.—incorporated in the United States of America;

- AVG Technologies GER, GmbH.—incorporated in Germany;

- AVG Technologies FRA SAS (renamed from SQUARE, SAS)—incorporated in France;

- AVG Technologies HK, Limited (formed on February 1, 2010)—incorporated in Hong Kong, China; and

- AVG (Beijing) Internet Security Technologies Company Limited (formed on May 25, 2010)—incorporated in China.

On November 29, 2010, the Company dissolved its subsidiary AVG Technologies IR, Ltd, which was incorporated in Ireland. No gain or loss was recognized in the accompanying financial statements as the subsidiary was a dormant entity.

On December 18, 2009, the Company liquidated its subsidiary, Anti-Malware Development a.s.v likvidaci, which was incorporated in the Czech Republic. The accumulated translation adjustment attributable to the subsidiary was reclassified from Accumulated other comprehensive income (loss) and included in Other Income (expense), net.

As of December 31, 2010, AVG Technologies N.V. has a 34.35% equity interest in Zbang It Ltd., an Israeli- based private company, in which it exercises significant influence. The Company accounts for this investment using the equity method.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements of AVG Technologies N.V. and its wholly-owned subsidiaries and entities that it controls are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated.

Investment in equity affiliate

Investments in the common shares of companies, in which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever it is determined that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the Company and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between the Company’s cost and underlying equity in net assets of the investee as of the date of acquisition.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

Concentrations of credit risk

A significant portion of the Company’s revenue and net income is derived from international sales and resellers and distributors. Fluctuations of the U.S. dollar against other currencies, changes in local regulatory or economic conditions, piracy, or nonperformance by resellers or distributors could adversely affect operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The credit risk in trade accounts receivable is substantially mitigated by the Company’s credit evaluation process, reasonably short collection terms, and the geographical dispersion of sales transactions. The Company does not obtain rights to collateral to reduce its credit risk. See Note 12 for details of significant customers.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company’s subsidiaries is generally the local currency of such entity. The functional currency of AVG Technologies N.V. is the U.S. Dollar as it is the currency of the primary economic environment in which its operations are conducted. Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operation’s functional currency are translated at rates of exchange prevailing at the balance sheet date to the operation’s functional currency. Foreign currency transaction gains and losses are included in Other income (expense), net, in the Consolidated Statements of Comprehensive Income. The Company recorded foreign currency transaction net gains of $976 and $2,182 during 2008 and 2010, respectively, and net losses of $243 during 2009.

Upon consolidation, the results of operations of subsidiaries, whose functional currency is other than the reporting currency of the Company, the U.S. Dollar, are translated at the average exchange rate for the period. Assets and liabilities, excluding equity account balances which are translated at historical rates, are translated at period end exchange rates.

The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income (loss). In the event of liquidation of a foreign subsidiary, the accumulated translation adjustment attributable to that foreign subsidiary is reclassified from Accumulated other comprehensive income (loss) and included in Other Income (expense), net. As a result of such liquidations in financial year 2009 AVG recorded a translation loss of $1,033.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes and any other similar assessments, is derived from the following sources: (i) subscription revenue, which principally consists of revenue from term-based software license agreements, bundled with maintenance and support and (ii) platform-derived revenues.

The Company applies software revenue recognition guidance to all transactions except those where no software is involved. The Company markets and distributes its software products both as stand-alone products and as integrated product suites. The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) fees are fixed or determinable and (4) collectability is probable. If the Company determines that any one of the four criteria is not met, the Company defers recognition of revenue until all the criteria are met.

Persuasive evidence is a binding purchase order or license agreement. Delivery generally occurs upon delivery of a license key. If a significant portion of a fee is due after the Company’s normal payment terms of typically up to 90 days, the Company recognizes revenue as the fees become due. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fees and recognizes revenue upon cash receipt, provided all other revenue recognition criteria are met.

Subscription revenues

The Company sells term-based software license agreements through direct sales to customers and indirect sales with partners, distributors and resellers. The term-based license agreements include free maintenance and support services (including the right to receive unspecified upgrades/enhancements of the Company’s products on a when-and-if-available basis), for which vendor-specific objective evidence (“VSOE”) of the fair value of undelivered elements does not exist. These arrangements are offered to customers over a specified period of time, and the Company recognizes all revenue from the arrangement ratably over the license term, which coincides with the maintenance and support service period.

The Company initiates revenue recognition from the indirect sales channel upon sell-through by the distributor or reseller. For licensing of the Company’s software to partners, revenue is recognized when the partner reports the sale of the software products to an end-user, generally on a monthly basis. These arrangements are generally offered to distributors, resellers and partners over a specified period of time, and the Company recognizes the related revenue ratably over the license term, which coincides with the maintenance and support period.

Deferred revenue consists principally of the unamortized balance of arrangements which include term-based software license agreements, bundled with maintenance and support.

The Company reduces revenue for estimates of sales incentives and sales returns. On occasion, the Company offers additional channel rebates and end-user rebates for specified products for a limited period. The Company estimates reserves for channel rebates based on distributors’ and resellers’ actual performance against the terms and conditions of the rebate programs. The reserves for end-user rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the number of actual redemptions received, historical redemption trends by product and by type of promotional program, and the value of the rebate. Additionally, end users may return the Company’s products, subject to varying limitations, through distributors and resellers or to the Company directly for a refund within a reasonably short period from the date of purchase. The Company estimates and records reserves for sales returns based on historical experience.

Platform-derived revenues

Platform-derived revenues are principally generated from third party Internet search engines rather than through direct contracts with advertisers. The third parties are obligated to pay the Company a portion of the revenue they earn from advertisers as compensation for the Company’s display of advertisements to end users on its Internet properties. Amounts earned from such third parties are reflected as revenue in the period in which such advertising services are provided.

To a lesser extent, Platform-derived revenues consist of fees earned through collaborative arrangements with third parties, whereby the Company incorporates content or functionality of the third party into the Company’s product offerings. Fees earned in a period are generally based on the number of active clients with the installed third party content or functionality multiplied by the applicable client fee.

Each contract is evaluated to determine whether the Company is the primary obligor in the arrangement. When the Company concludes that it is not the primary obligor, revenues are recognized on a net basis.

Cost of revenue

The cost of revenue related to subscription revenues primarily consists of customer support, costs of electronic downloads, amortization of purchased technology, and costs of packaging.

The cost of revenue related to platform-derived revenues primarily consists of fees paid to third parties that distribute the Company’s search toolbar.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2008 and 2009, cash equivalents consisted of time deposits of $3,260 and $2,420, respectively. As of December 31, 2010, the Company did not hold any cash equivalents.

Restricted cash

Non-current restricted cash of $1,198 at December 31, 2009 and $1,333 at December 31, 2010 is included in the Other assets line item on the Consolidated Balance Sheets. Non-current restricted cash at both December 31, 2009 and December 31, 2010 includes minimum cash deposits required to be maintained under the Company’s revolving credit facility.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. The Company reviews its trade receivables to identify specific customers with known disputes or collectability issues. In addition, the Company maintains an allowance for all other receivables not included in the specific reserve by applying specific rates of projected uncollectible receivables to the various aging categories. In determining these percentages, the Company analyzes its historical collection experience, customer credit-worthiness, current economic trends and changes in customer payment terms. The allowance for doubtful accounts at December 31, 2009 and 2010 was $332 and $976, respectively.

Derivative instruments

The Company periodically enters into foreign currency forward and option contracts to reduce the risks associated with changes in foreign currency exchange rates. The Company recognizes all derivatives on the balance sheet at fair value. The foreign currency contracts do not meet the requirements for hedge accounting. The gains and losses on the foreign currency contracts are intended to offset the gains and losses on the underlying transactions. Both the changes in fair value of outstanding contracts and realized foreign exchange gains and losses are included in Other income (expense), net. The fair value of the currency contracts is included in the Prepaid expenses and other current assets line item on the Consolidated Balance Sheets. Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.

The fair value of foreign currency contracts outstanding is presented below:

	December 31, 2009		December 31, 2010
	Notional U.S. Dollar Equivalent	Asset Fair Value	Notional U.S. Dollar Equivalent	Asset Fair Value
Foreign currency contracts	$—	$—	$18,000	$456

During 2008, 2009 and 2010, the Company recorded in Other income (expense), net losses on foreign currency contracts of $207, $359 and $353, respectively.

Inventories

Inventories primarily consist of finished goods and are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.

Property and equipment

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets as follows:

•	computer hardware and software—two to four years;

•	office furniture and equipment—two to five years;

•	vehicles—four to five years; and

•	leasehold improvements—the shorter of the lease term or the estimated useful life of the asset.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2008, 2009 and 2010, no impairment losses have been recorded.

Leased assets

The Company has various operating leases for its buildings, plant and equipment. Leases that do not transfer substantially all of the benefits and risks of ownership to the lessee or meet any of the other criteria for capitalization are classified as operating leases. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term. Currently, the Company does not have any leases classified as a capital lease.

Dividends

Dividends are declared in accordance with the relevant laws and regulations applicable to AVG Technologies N.V. Dividends and are recognized when they become legally payable.

Business combinations

The Company uses the acquisition method of accounting under the authoritative guidance on business combinations.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new guidance requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs are to be recognized separately. In April 2009, the FASB amended and clarified the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. This guidance was effective for acquisitions occurring after January 1, 2009.

The acquired company’s operating results are included in the Company’s consolidated financial statements starting on the date of acquisition. The purchase price is equivalent to the fair value of the consideration transferred and liabilities incurred, including liabilities related to contingent consideration. Changes in fair value of contingent consideration subsequent to the acquisition date are recognized in the Consolidated Statements of Comprehensive Income in the period in which they occur.

Tangible and identifiable intangible assets acquired and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Goodwill is recognized for the excess of purchase price over the net fair value of assets acquired and liabilities assumed. When the fair value of assets acquired exceeds the fair value of consideration transferred plus any non-controlling interest in the acquiree, the excess is recognized as a gain.

Amounts allocated to assets and liabilities are based upon fair values. The determination of such fair values requires management to make significant estimates and assumptions, especially with respect to the identifiable intangible assets. Those estimates are based upon assumptions believed to be reasonable and that of a market participant and are based on historical experience and information obtained from the management of the acquired companies. The separately identifiable intangible assets primarily consist of developed technology and customer relationships. The Company estimates the fair value of deferred revenue related to product support assumed in connection with acquisitions. The estimated fair value of deferred revenue is determined by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the support contracts are based on the historical direct costs related to providing the support.

When pre-acquisition contingencies are identified, the Company estimates the fair value of such contingencies, which are included under the acquisition method as part of the assets acquired or liabilities assumed, as appropriate. Differences from these estimates are recorded in the Consolidated Statements of Comprehensive Income in the period in which they are identified.

For business combinations that were recorded prior to January 1, 2009, such transactions continue to be accounted for under the previous authoritative literature, except for certain income tax items, including for the resolution of contingent consideration, which continues on settlement to be accounted for as additional purchase price, and gives rise to additional goodwill.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of tangible and identifiable intangible assets acquired less liabilities assumed. The Company performs an annual impairment test as of October 1 of each financial year or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

The goodwill impairment test is a two-step process performed at the reporting unit level. First, the net book value of a reporting unit is compared to its estimated fair value. In calculating the fair value of the reporting unit, the Company uses the income approach, which is based on the estimated discounted future cash flows of the reporting unit. If the net book value of the reporting unit exceeds its estimated fair value, the second step is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. Through December 31, 2010, no impairment losses have been identified.

Intangible assets

In connection with its acquisitions, the Company generally recognizes assets for customer relationships and developed technology, which consists of acquired product rights, technologies and databases. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from two to five years. Amortization for developed technology is recognized in Cost of revenue. Amortization for customer relationships is recognized in Sales and Marketing.

The Company assesses the impairment of identifiable intangible assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Recoverability of certain finite-lived intangible assets, particularly customer relationships, is measured by the comparison of the carrying amount of the asset group to which the assets are assigned to the sum of the undiscounted estimated future cash flows the asset group is expected to generate. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Recoverability of developed technology is measured by the comparison of the carrying amount of the asset to the sum of undiscounted estimated future product revenues offset by estimated future costs to dispose of the product. If the asset is considered to be impaired, such amount is measured as the difference between the carrying amount of the asset and its fair value. Through December 31, 2010, no impairment losses have been identified.

Income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate applicable income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards in each jurisdiction in which the Company operates. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

In computing income taxes in each jurisdiction in which the Company operates, the Company estimates the current tax exposure as well as assesses temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences identified are classified as current or long-term deferred tax assets and liabilities in the Consolidated Balance Sheets. Management’s judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, management’s interpretation of current tax laws and possible outcomes of current and future audits conducted by tax authorities. Changes in tax laws or management’s interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in the Consolidated Balance Sheets and Consolidated Statements of Comprehensive Income.

Deferred tax asset is presented net of a valuation allowance. The valuation allowance is recorded due to the limitations on the Company’s ability to utilize certain credit carry forwards and net operating losses of acquired companies. The valuation allowance is based on tax law limitations on the future utilization of acquired attributes as well as on the Company’s historical experience and estimates of taxable income by jurisdiction in which the Company operates and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates in future periods, the Company may need to establish an additional valuation allowance, which could materially impact the Company’s financial position and results of operations.

Tax returns are subject to examination by various taxing authorities. Although the Company believes that adequate accruals have been made in each period for unsettled issues, additional benefits or expenses could occur in future years from resolution of outstanding matters. The Company records additional expenses each period relating to the expected interest and penalties it would be required to pay a tax authority if the Company does not prevail. Management continues to assess the Company’s potential tax liability and revises its estimates. The Company applies the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires management to determine the probability of various possible outcomes. Management reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Share-based compensation

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

The Company grants options to purchase ordinary shares under the 2009 Option Plan, which was initially approved and adopted by the general meeting of shareholders on June 8, 2009 and was subsequently amended and restated effective on October 1, 2009 and June 30, 2010. All options outstanding are governed by the original terms and conditions of the grants. Options are granted at an option price at or less than the market value of the shares at the grant date and have a contractual life of 10 years. Options generally vest on a straight-line basis over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest thereafter quarterly, in equal portions during the remaining vesting period, generally the following 12 quarters. The grant date is established once the Company’s supervisory board approves the grant and all key terms have been determined. The exercise prices of share option grants are the fair values on the grant date, as determined by the supervisory board of the Company from contemporaneous external third party valuations, combined with additional analysis by the supervisory board of the Company to estimate the fair value of the Company’s shares from most recently available financial and market information. Share option grant terms and conditions are communicated to employees generally within two weeks or if later at the communication date.

Compensation costs related to share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. For options without market based conditions, the Company uses the Black-Scholes option-pricing model, which requires extensive use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested share options before exercising them, the estimated volatility of the Company’s ordinary share price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. For options with a share price target, a closed form barrier option pricing model was used to value share options. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award. Application of alternative assumptions could produce significantly different estimates of the fair value of share-based payment expense and consequently, the related amounts recognized in the Consolidated Statements of Comprehensive Income.

Advertising costs

Advertising costs are charged to operations as incurred and include electronic and print advertising, trade shows, collateral production and all forms of direct marketing. Advertising costs included in Sales and marketing expense for financial years 2008, 2009, and 2010 were $12,269, $18,980, and $21,033, respectively.

Research and development

Research and development costs include salaries and benefits of researchers and engineers, supplies and other expenses incurred in research and development efforts. Costs incurred in the research phase of new software products are expensed as incurred. The Company expenses software development costs, including costs to develop software products to be marketed to external users, before technological feasibility of such products is reached. The Company has determined that technological feasibility was reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products were not material, and accordingly, were expensed as incurred. Software development costs also include costs to develop software programs to be used solely to meet the Company’s internal needs. The costs incurred during the application development stage for these software programs were not material in the years presented.

Employee benefit plan

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. Employer contributions to the 401(k) retirement savings plan were $103, $199 and $228 for the years ended December 31, 2008, 2009 and 2010, respectively.

Loss contingencies

The Company provides for contingent liabilities when (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (2) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis for evaluating financial performance and allocating resources. There are no segment managers who are held accountable for operations below the consolidated financial statement level. Accordingly, the Company reports as a single reporting segment.

Earnings per share

The Company applies the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D Preferred shareholders have the right to participate with ordinary shareholders in dividends and unallocated income.

In accordance with Accounting Standards Codification (“ASC”) 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method) and the conversion of the Company’s Class D preferred shares

Recent accounting pronouncements

In October 2009, the FASB issued guidance on revenue recognition that became effective for the Company beginning January 1, 2011. Under the new guidance tangible products that have software components that are essential to the functionality of the tangible product are no longer within the scope of the software revenue recognition guidance; such software-enabled products are now subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when VSOE or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures, Improving Disclosures about Fair Value Measurements (Topic 820).” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for financial years beginning after December 15, 2010, and for interim periods within those financial years. The adoption of the guidance regarding disclosures in the roll forward of activity in Level 3 fair value measurements is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement, Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs (Topic 820).” The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework on how to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments are being made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. However, some could change how the fair value measurement guidance in ASC 820 is applied. The amendments in this update are effective for financial years and interim periods within those financial years, beginning on or after December 15, 2011. Earlier application is not permitted. The provisions of ASU No. 2011-04 are not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income, Presentation of Comprehensive Income (Topic 220),” which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this update should be applied retrospectively and they are effective for financial years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The amendments in this update were adopted by the Company in these consolidated financial statements and did not have a material impact.

Note 3. Acquisitions

2010 acquisitions

Purchase of Walling Data Systems, Inc.

On June 9, 2010, the Company, through its subsidiary, AVG Technologies USA Inc. acquired the assets and liabilities of its distributor Walling Data Systems, Inc. (“WDS”) in order to expand its distribution capabilities in the United States. The Company paid a total purchase price of $2,985 in cash. The results of operations of WDS were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for WDS was not material to the Company’s financial results and was therefore not included. For financial year 2010, the Company recorded acquisition-related transaction costs of $272, which were included in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising, were determined as follows:

Net tangible assets	$122
Intangible assets(1)	1,459
Goodwill(2)	1,404

Total purchase consideration	$2,985

(1)	Intangible assets included customer relationships of $1,273, as well as developed technology of $186, which are amortized over their estimated useful lives of 2-14 years and 1.5 years, respectively.
(2)	Goodwill is tax deductible. The goodwill amount resulted primarily from the Company’s expectation of synergies from the integration of WDS distribution network and certain intangible assets that do not meet the criteria for separate recognition.

As a part of the transaction, the Company has also assumed a liability to pay up to $2,250 to the former owner subject to his continuing employment with the Company. The arrangement was deemed to be compensation for future employment services, and therefore was excluded from the purchase consideration. In May 2011, the arrangement was amended and, as a result of this change in the agreement, the liability was increased to $2,405.

2009 acquisitions

Purchase of Sana Security, Inc.

On January 9, 2009, the Company, through certain of its subsidiaries, acquired Sana Security, Inc., (“Sana”) a security software developer, through the purchase of all of the assets and certain liabilities of Sana. The results of operations of Sana were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for Sana was not material to the Company’s results of operations and was therefore not included. For financial year 2009, the Company recorded acquisition-related transaction costs of $645, which were included in General and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising, were determined as follows:

Net liabilities(1)	$(675)
Intangible assets(2)	4,194
Goodwill(3)	11,456

Total purchase consideration	$14,975

(1)	Net liabilities included deferred revenue, which was adjusted from $1,796 to $735, representing the estimate of the fair value of the contractual obligation assumed for customer support.
(2)	Intangible assets included developed technology of $2,370, customer relationships of $1,160 and other intangibles of $664, which are amortized over their estimated useful lives of 4 years, 2 years and 2 years, respectively.
(3)	Goodwill is tax deductible. The goodwill amount resulted primarily from the expectation of synergies from the integration of Sana’s software with the Company’s products.

Components of consideration:
Cash consideration paid	$10,227
Cash consideration expected to be paid in earn out payments(4)	4,748

$14,975

(4)

The contingent payments include earn out payments which are limited by the maximum amount of $25,000 and are based on the net profit generated from the sale of Sana products in the period between January 9, 2009 and December 31, 2010. A payment of $1,003 was made in 2009 with further $4,209 paid in 2010. The last payment of $1,275 for 2010 was made in first quarter of 2011.

Purchase of Square, SAS

On October 1, 2009, the Company acquired 100% of the shares of its distributor SQUARE, SAS (“Square”) in order to expand its distribution capabilities in France. Square was subsequently renamed AVG Technologies FRA. The results of operations of Square were included in the Consolidated Statements of Comprehensive Income since the date of acquisition. Supplemental pro forma information for Square was not material to the Company’s financial results and was therefore not included. For financial year 2009, the Company recorded acquisition-related transaction costs of $133, which were included in General and administrative expenses.

The net liabilities assumed in the transaction, and the goodwill arising, were determined as follows:

Net liabilities(1)	$(351)
Intangible assets(2)	112
Goodwill(3)	2,831

Total purchase consideration	$2,592

(1)	Net liabilities included deferred revenue, which was adjusted from $0 to $463, representing the estimate of the fair value of the contractual obligation assumed for customer support.
(2)	Intangible assets included customer relationships of $97 and indefinite-lived intangibles of $15. Customer relationships are amortized over their estimated useful lives of 3 years.
(3)	Goodwill is not tax deductible. The goodwill amount resulted primarily from the expectation of synergies from the integration of the Square distribution network and certain intangible assets that do not meet the criteria for separate recognition.

Components of consideration:
Cash consideration	$1,599
Cash consideration expected to be paid in earn out payments(4)	993

$2,592

(4)	The contingent payments include earn out payments which are limited by the maximum amount of Euro 1,000,000 ($1.3 million at the Euro /U.S. Dollar exchange rate on December 31, 2010) and based on the revenue and EBITDA generated from sale of AVG products in France in the period between October 1, 2009 and March 31, 2011. A payment of $571 was made in 2010. The final payment of $454 was made in second quarter of 2011.

Option to purchase reseller (call and put option)

On June 25, 2010, the Company entered into an option and share purchase agreement with one of its resellers. Under the terms of this agreement, as amended, the Company has a call option to purchase all outstanding shares of the reseller’s company, whereas the shareholder of the reseller company may also exercise a put option to require the Company to purchase all outstanding shares of the reseller company for a consideration determined pursuant to the terms specified in the option agreement. The options can be exercised at specified dates over a period of up to 46 months from the date of the agreement but not earlier than December 31, 2012, if certain conditions are met. The Company determined the value of the option using a binomial option-pricing model. The value of the option is not considered material to the financial statements. The Company has concluded that the option does not meet the definition of a derivative under the authoritative guidance. As of the date of issuance of these financial statements, AVG continues to evaluate the exercise of this option.

Note 4. Goodwill

The changes in the carrying amount of goodwill are as follows:

Total
Net balance as of January 1, 2009	$16,984
Goodwill acquired through acquisitions(1)	14,287
Effects of foreign currency exchange	(58)
Net balance as of December 31, 2009(3)	$31,213

Goodwill acquired through acquisitions(1)	1,404
Goodwill adjustments(2)	1,472
Effects of foreign currency exchange	(170)

Net balance as of December 31, 2010(3)	$33,919

(1)	See Note 3 for acquisitions completed in financial years 2009 and 2010.
(2)	Adjustments to goodwill are related to contingent consideration related to 2007 acquisitions paid in 2010.
(3)	There were no accumulated goodwill impairment losses as of December 31, 2009 and 2010.

Note 5. Intangible Assets

	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$3,097	$(1,381)	$1,716	2.5 years
Developed technology	6,624	(3,053)	3,571	2.5 years
Software	6,030	(2,450)	3,580	4.0 years
Other intangibles	940	(334)	606	1.0 years
Indefinite-lived trade names and other Intangibles	25	—	25	Indefinite

Total	$16,716	$(7,218)	$9,498

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$4,283	$(2,477)	$1,806	1.5 years
Developed technology	6,800	(4,551)	2,249	1.5 years
Software	7,821	(3,724)	4,097	3.0 years
Other intangibles	939	(828)	111	1.0 years
Indefinite-lived trade names and other Intangibles	31	—	31	Indefinite

Total	$19,874	$(11,580)	$8,294

Amortization expense was $2,362, $3,596 and $4,444 in financial years 2008, 2009, and 2010, respectively.

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of December 31, 2010, is estimated as follows:

2011	$4,373
2012	2,158
2013	1,114
2014	438
2015	166
Thereafter	14

Total	$8,263

Note 6. Investment in Equity Affiliate

On October 26, 2010, the Company acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli- based private company, for $800 in cash. Zbang is a developer of an integrated online communication application.

The Company accounts for its investment in Zbang under the equity method of accounting. Under this method, the Company records its proportionate share of the investee’s net income or loss based on the quarterly financial statements of the investee. The basis difference between the investor cost and the underlying equity in net assets of Zbang at the date of acquisition has been attributed to in-process research and development and goodwill and thus no amortization has been recognized in determining the Company’s share of Zbang’s net income or loss. The investment in Zbang is not material in relation to the financial position or results of operations of AVG.

The Company has an option to purchase the remaining 65.65% ownership interest in Zbang for consideration as determined pursuant to the terms specified in an option agreement entered into with Zbang. The period to exercise this option began on April 1, 2011. The Company determined the value of the option using a binomial option-pricing model. The value of the option is not considered material to the financial statements as at December 31, 2010. See Note 17—Subsequent Events.

Note 7. Debt

Revolving credit facility

On May 5, 2008, the Company’s subsidiary, AVG Technologies CZ, s.r.o., entered into an unsecured revolving credit facility that expires in March 2013 (the “credit facility”). The maximum AVG can borrow under the credit facility varies every year. For financial years 2008, 2009 and 2010 this maximum was 16 million Czech crown ($0.8 million at the Czech crown /U.S. Dollar exchange rate on December 31, 2010), 22 million Czech crown ($1.2 million at the Czech crown /U.S. Dollar exchange rate on December 31, 2010) and 25 million Czech crown ($1.3 million at the Czech crown /U.S. Dollar exchange rate on December 31, 2010), respectively. Revolving loans under the credit facility bear interest at PRIBOR plus a margin. Under the terms of this credit facility, the Company must comply with certain financial and non-financial covenants, including a covenant to maintain a specified ratio of debt to equity and a minimum liquidity ratio.

As of December 31, 2010, the Company was in compliance with all required covenants. The Company had $1,072 and $1,050 outstanding under the credit facility at December 31, 2009 and 2010, respectively. The available unused amounts under the credit facility at December 31, 2009 and 2010 were $126 and $283, respectively. The Company is required to pay a monthly commitment fee of 0.10% per annum of the unutilized portion of the credit facility.

On February 2, 2011 the Company paid the outstanding balance and terminated the revolving credit facility. See Note 17—Subsequent events.

Note 8. Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts	$—	$—	$—	$—

Total assets measured at fair value	$—	$—	$—	$—

Liabilities:
Contingent purchase consideration liabilities(2)	$—	$—	$6,384	$6,384

Total liabilities measured at fair value	$—	$—	$6,384	$6,384

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts(1)	$—	$456	$—	$456

Total assets measured at fair value	$—	$456	$—	$456

Liabilities:
Contingent purchase consideration liabilities(2)	$—	$—	$3,159	$3,159

Total liabilities measured at fair value	$—	$—	$3,159	$3,159

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the value of the Company’s Level 3 financial liabilities:

	Years Ended December 31,
	2009	2010
Fair value—beginning of period	$—	$6,384
Additions due to acquisitions	5,741	—
Change in fair value of Level 3 liabilities(3)	1,646	1,555
Payments	(1,003)	(4,780)

Fair value—end of period	$6,384	$3,159

(3)	The change in fair value of the contingent purchase consideration liabilities, which was included in General and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable reported in the Consolidated Balance Sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of long-term debt approximates the recorded value due to the variable interest rates payable.

Note 9. Consolidated Balance Sheet Detail

Accounts receivable allowance for doubtful accounts and reserve for product returns

The allowance for doubtful accounts is comprised of the following activity:

	Year Ended December 31,
	2008	2009	2010
Balance at beginning of period	$73	$277	$332
Charged to Operating expenses	223	55	798
Amount written-off or used	(19)	—	(154)

Balance at end of period	$277	$332	$976

The reserve for product returns is comprised of the following activity:

	Year Ended December 31,
	2008	2009	2010
Balance at beginning of period	$—	$389	$877
Charged against Revenue	389	975	725
Amount written-off or used	—	(487)	(887)

Balance at end of period	$389	$877	$715

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2009	2010
Prepaid expenses	$2,466	$2,247
Foreign currency contracts	—	456
Other current assets	1,908	2.788

Total prepaid expenses and other current assets	$4,374	$5,491

Property and equipment

The following table summarizes property and equipment by categories for the periods presented:

	December 31,
	2009	2010
Computer equipment	$6,259	$10,326
Office furniture and equipment	2,786	3,354
Vehicles	2,386	2,798
Leasehold improvements	730	3,459

Total property and equipment	12,161	19,937
Less: accumulated depreciation and amortization	(6,813)	(9,591)

Total property and equipment, net	$5,348	$10,346

Depreciation and amortization expense were $1,985, $2,278 and $3,152 in financial years 2008, 2009, and 2010, respectively.

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31,
	2009	2010
Salary and related benefits	$1,440	$4,234
Accrued vacation	1,014	1,029
Accrued incentive payments	5,789	7,251

Total accrued compensation and benefits	$8,243	$12,514

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010
Accrued legal and professional fees	$1,103	$2,078
Accrued marketing	975	2,634
Accrued communication services	606	678
Accrued rent and service costs	470	2,718
Accrued license fees	792	1,206
Other accrued expenses	4,782	5,746
Contingent purchase consideration	5,960	3,159

Total accrued expenses and other current liabilities	$14,688	$18,219

Note 10. Other Income (Expense), Net

Other income (expense), net is comprised of the following:

	Year Ended December 31,
	2008	2009	2010
Interest income	$690	$196	$52
Interest expense	(25)	(25)	(23)
Foreign currency exchange transaction gains (losses), net	976	(243)	2,182
Translation loss reclassified from other comprehensive income	—	(1,033)	—
Foreign currency contract losses	(207)	(359)	(353)
Other, net	(121)	(136)	(136)

Total other income (expense), net	$1,313	$(1,600)	$1,722

Note 11. Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2015. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $1,382, $2,068 and $4,435 in financial years 2008, 2009, and 2010, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2010:

2011	$2,900
2012	2,827
2013	2,672
2014	2,304
2015	748

Total minimum future lease payments	$11,451

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of December 31, 2010:

2011	$4,086
2012	3,306
2013	152
2014	2
2015	2
Thereafter	2

Total minimum future purchase obligations	$7,550

Indemnification

The Company has agreements whereby it indemnifies its Managing and Supervisory Directors for certain events or occurrences while the Director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not limited; however, the Company has directors’ insurance coverage that reduces its exposure and may enable the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

The Company provides limited product warranties to its licensees, distribution, reseller and other commercial partners and some of its software distribution, reseller and other commercial partner agreements contain provisions that indemnify such parties from damages and costs resulting from claims that the Company’s software infringes the intellectual property rights of a third party. The Company’s exposure under these warranty and indemnification provisions is generally limited to the total amount paid under the agreement. However, certain agreements may include warranty and/or indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. To date, there have been no material claims under such warranty and/or indemnification provisions. Accordingly, the Company has not recorded a liability on its Consolidated Balance Sheets for these provisions.

Certain employees of the Company have signed non-competition agreements pursuant to which the employee is obligated to abstain from any competitive activity within the scope of the Company’s business for up to 12 months following termination of the employment relationship. Dependent upon the possibility of waiver of such non-compete restrictions available to the Company, unless such waiver would only lift the non-compete restriction but not the obligation to pay, during such period the Company is obligated to pay the employee a certain percentage of her or his salary. Payments made under these agreements in financial years 2008, 2009 and 2010 were not material to the Company’s consolidated financial statements.

Litigation contingencies

The Company has been involved in a dispute that was initiated against one of the Company’s technology suppliers for trade secret misappropriation and copyright infringement during financial year 2010. In order to minimize its exposure, the Company is currently negotiating a license agreement with the party initiating the claim, which includes a release for past usage and a license for use going forward, and has recorded a loss accrual for the estimated outcome.

The Company is also involved in other legal proceedings and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 12. Geographic and Major Customer Information

The Company operates in one reportable segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as direct customers of the Company.

The following table represents revenue attributed to countries based on the location of the customer:

	Year Ended December 31,
	2008	2009	2010
Revenue:
United States	$55,758	$100,389	$127,966
United Kingdom	18,906	29,348	33,915
Other foreign countries(1)	39,177	52,231	55,337

	$113,841	$181,968	$217,218

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of the customer:

	Year Ended December 31,
	2008	2009	2010
Revenue:
Americas	$63,634	$110,781	$138,988
EMEA	44,387	62,317	67,981
Asia Pacific	5,820	8,870	10,249

	$113,841	$181,968	$217,218

The table below lists the Company’s property and equipment, net of accumulated depreciation, by country. With the exception of property and equipment, the Company does not identify or allocate its assets by geographic area:

	December 31,
	2009	2010
Long-lived assets:
Czech Republic	$3,637	$8,283
United States	1,257	1,621
Other foreign countries(1)	454	442

	$5,348	$10,346

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net of accumulated depreciation, by region.

	December 31,
	2009	2010
Long-lived assets:
Americas	$1,257	$1,621
EMEA	4,091	8,694
Asia Pacific	—	31

	$5,348	$10,346

Significant customers

No individual customer or business partner accounted for 10% or more of the Company’s revenue in financial year 2008. In financial years 2009 and 2010, revenues from one business partner accounted for 14% and 22%, respectively, of total revenue.

Note 13. Ordinary and Preferred Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2009 and 2010
	Shares Authorized	Shares Issued and Outstanding	Par value
Class A shares (“Class A shares”)	50,437,500	16,200,000	$212
Class B shares (“Class B shares”)	50,437,500	12,600,000	169
Class C shares (“Class C shares”)	11,250,000	—	—
Class E shares (“Class E shares”)	50,437,500	7,200,000	95
Ordinary shares	50,437,500	—	—

Total	213,000,000	36,000,000	$476

In March 2009, the Company issued 26,325,000 Class A shares and 14,175,000 Class B shares to existing shareholders in exchange for cash at par value.

On October 1, 2009, the shareholders amended the Company’s Articles of Association and converted 5,850,000 Class A shares and 3,150,000 Class B shares into 9,000,000 Class D preferred shares (“Class D preferred shares”). The rights and privileges of Class D preferred shares are discussed below. The difference between the aggregate fair value of Class D preferred shares on the date of conversion and the carrying amount of ordinary shares converted amounted to $144,079 and was recorded in Additional Paid-in Capital (Distributions in Excess of Capital).

The pertinent rights and privileges of holders of Class A, B, C, and E shares are as follows:

Dividend Rights. The holders of Class A, B, C and E shares are entitled to receive permitted dividends out of funds legally available when and if declared by the general meeting of shareholders pro rata to their shareholding, and subject to the approval of the Company’s supervisory board. The holders of the Class A, B, C and E shares are entitled to receive dividends out of funds legally available, also when such dividends would not constitute permitted dividends, when and if declared by the general meeting of shareholders pro rata to their shareholding including Class D preferred shares and Class A shares, and subject to the approval of the supervisory board.

Conversion Rights. The holders of Class A, B, C, and E shares have the right to convert all or any portion of the shares into an equal number of ordinary shares at any time voluntarily and automatically upon closing of a Qualified Public Offering (“IPO”) as defined in the Company’s Articles of Association dated October 1, 2009.

Redemption Rights. Class A, B, C, and E shares have no redemption rights and are not subject to mandatory redemption.

Liquidation Rights. Class A, B, C and E shares have no liquidation preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, following the distribution of the liquidation preferences to the holders of Class D preferred shares described below, the remaining proceeds shall be distributed to the holders of Class A, B, C and E shares on a pro rata basis based on the number of ordinary shares held by each of the holders.

Voting rights. The holders of Class A, B, C and E shares are entitled to a number of votes equal to the number of ordinary shares into which each share is convertible. Dependent on minimum beneficial ownership percentages, the holders of Class A shares have the right to nominate and have appointed three Supervisory Directors (one of whom must be an independent Supervisory Director), the holders of Class B shares have the right to nominate and have appointed one Supervisory Director and the holders of Class E shares have the right to nominate and have appointed one Supervisory Director.

Class D preferred shares

On October 1, 2009, the Company issued 3,000,000 Class D preferred shares at $16.021875 per share, resulting in net cash proceeds of $47,755.

The Company recorded the Class D preferred shares at fair value on the date of issuance, net of issuance costs. The Company classifies Class D preferred shares outside of shareholders’ equity (deficit) because the shares contain certain redemption features that are not solely within the Company’s control. For the years ended December 31, 2009 and 2010, the Company did not adjust the carrying values of Class D preferred shares to the deemed redemption values of such shares since a liquidity event or liquidation of the Company was not probable at each balance sheet date. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such liquidity event or liquidation of the Company will occur.

The rights of holders of Class D preferred shares are as follows:

Dividend Rights. The holders of Class D preferred shares are entitled to receive cumulative dividends at the per share rate of 3.75% per annum of the original issue price out of funds legally available when and if declared by the general meeting of shareholders. Dividends shall accumulate daily in arrears whether or not such dividends are declared.

The holders of Class D preferred shares are also entitled to receive permitted dividends pro rata to their shareholding, when and if declared by the general meeting of shareholders and subject to the approval of the supervisory board. The holders of Class D preferred shares are entitled to receive dividends pro rata to their shareholding out of funds legally available, also when such dividends would not constitute permitted dividends, when and if declared by the general meeting of shareholders and subject to the approval of the supervisory board. As of December 31, 2009 and 2010, cumulative but unpaid dividends amounted to $1,802 ($0.15 per share) and $1,802 ($0.15 per share), respectively.

Conversion Rights. The holders of Class D preferred shares have the right to convert all or any portion of the preferred shares into ordinary shares at any time on a 1-for-1 basis, adjusted for share splits, share dividends, combinations, recapitalizations or the like with respect to such shares and for certain anti-dilution adjustments. Class D preferred shares will be automatically converted into ordinary shares upon the closing of an IPO of the Company in which the gross cash proceeds are at least $75,000 and the Company’s value immediately prior to the offering is not less than $500,000. The conversion ratio of Class D preferred shares may also be adjusted in the event that the IPO price is less than a certain amount per share.

Redemption Rights. Class D preferred shares have no mandatory redemption features.

Liquidation Rights. Under the terms of the Company’s Articles of Association dated October 1, 2009, holders of Class D preferred shares are entitled to receive an amount equal to $16.021875 per share (as adjusted for share splits, share dividends, combinations, recapitalizations or the like with respect to such shares), minus any prior distributions, including dividends paid, in respect of such Class D preferred shares. If the amounts available for distribution to the holders of Class D preferred shares are not sufficient to pay Class D preferred shareholders, such holders of Class D preferred shares shall share ratably in any distribution in connection with such liquidation event in proportion to the full respective preferential amounts to which they are entitled. Following distribution of the liquidation preferences to the holders of the Class D preferred shares, any remaining assets and funds of the Company shall be distributed to the holders of the Class D preferred shares, the ordinary shares and the ordinary shares on a pro rata basis on an as-if converted basis.

Liquidity rights. Upon a merger, acquisition or change of control of the Company, the holders of Class D preferred shares have rights to a liquidity amount, subject to a maximum amount, which is payable to them before any amount shall be distributed to ordinary shareholders or ordinary shareholders. This liquidity rights amount is $7.966667 per share plus unpaid dividends if the liquidity event occurs on or prior October 1, 2012. The liquidity rights amount reduces to $6.958333 per share plus unpaid dividends if the liquidity event occurs between October 2, 2012 and October 1, 2013 and is $5.966667 per share plus outstanding dividends if the liquidity event occurs after October 1, 2013.

After the full payment of the liquidity rights amount to holders of Class D preferred shares in connection with the liquidity event, the remaining proceeds of such liquidity event, if any, shall be distributed among the holders of ordinary shares and ordinary shares then outstanding, pro rata, on an as-if-converted basis.

Voting Rights. The holders of Class D preferred shares are entitled to a number of votes equal to the number of ordinary shares into which the preferred shares are convertible. The holders of the Class D preferred shares have the right to elect two Supervisory Directors (one of whom must be an independent Supervisory Director).

Note 14. Share-Based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan recognized in the Consolidated Statements of Comprehensive Income.

	Year Ended December 31,
	2008	2009	2010
Cost of revenue	$85	$178	$61
Sales and marketing	604	2,520	2,049
Research and development	514	1,108	1,008
General and administrative	1,006	4,483	3,655

Total	$2,209	$8,289	$6,773

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to share-based compensation expense in future periods. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

Options granted prior to the 2009 Option Plan

Options were granted to certain employees on various dates prior to the introduction of the 2009 Option plan. These options were approved by the supervisory board at the time of option grant and generally vest over a two year period. All such options were also ratified in, and are governed by, the 2009 Option Plan and the number of such options counts towards the limit on the total number of options the Company may issue.

2009 Option Plan

The 2009 Option Plan was designed in order to grant options on ordinary shares in the capital of AVG Technologies N.V. to certain employees of AVG Technologies N.V. and its subsidiaries. The purpose of the Option Plan is to provide employees with an opportunity to participate directly in the growth of the value of the Company by receiving options for shares.

Each option converts into one ordinary share of AVG Technologies N.V. on exercise.

The 2009 Option Plan was initially approved and adopted by the general meeting of shareholders on June 8, 2009 and was subsequently amended and restated effective on October 1, 2009 and June 30, 2010.

The total number of shares in respect of which options may be granted under the 2009 Option Plan is limited at 5,509,948. Options that lapse or are forfeited are available to be granted again. Options can only be granted to members of the management board of the Company and the supervisory board after prior approval of the general meeting of shareholders.

Options whose exercisability is not subject to financial performance criteria generally vest over a period of four years, whereby 25% of the options vest on the first anniversary of the start date and the remaining options vest thereafter quarterly, in equal portions during the remaining vesting period, generally the following 12 quarters. The contractual life of all options is 10 years.

The exercisability of certain options is subject to satisfaction of non-market based financial performance criteria relating to the earnings, revenues, profits or other results of the Company. The exercisability of certain options is subject to satisfaction of achieving certain market based condition including share price targets. Options are generally also subject to a service period vesting requirement of typically four years. The expected vesting period for options is based on the longer of the service period and the period over which the performance period has been set where management determines it is probable that the performance criteria will be met. Options are also only exercisable after the Company becomes a public company.

Shares option modification

In 2009, the Company’s supervisory board approved the issuance of additional 190,278 options to 43 employees and reduced the original exercise price of their previously granted options in conjunction with the Company’s issuance of Series D Preferred shares. The additional option grants and reduction in exercise price were accounted for as a shares option modification. The shares option modification resulted in incremental shares-based compensation expense of $3,020, of which $2,399 was recognized in the year ended December 31, 2009 and $621 will be recognized over the remaining vesting period.

Share option activity

The following table summarizes share option activity:

	Number of Share Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value(1)
Outstanding—January 1, 2008	2,358,000	$2.60	9.33	$1,855
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Repurchased	(67,500)	1.67

Outstanding—December 31, 2008	2,290,500	$2.21	8.33	$25,145
Granted	1,003,023	11.55
Exercised	—	—
Forfeited	(144,675)	14.29
Repurchased	(136,809)	2.79

Outstanding—December 31, 2009	3,012,039	$3.43	7.63	$39,947
Granted	2,079,666	20.26
Exercised	—	—
Forfeited	(157,092)	16.98
Repurchased	(91,200)	—

Outstanding—December 31, 2010	4,843,413	$9.95	7.83	$73,274

Vested and expected to vest—December 31, 2010	4,435,963	$8.98	7.70	$71,354
Exercisable—December 31, 2010	—	$—	—	$—

(1)	Intrinsic value is calculated as the difference between the fair value of AVG’s ordinary shares as of the end of each reporting period and the exercise price of the option.

Additional information regarding the Company’s share options outstanding and vested as of December 31, 2010 is summarized below:

	Options Outstanding
Strike Price	Number of Share Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price Per Share
$0.01 - $5.00	2,209,791	6.33	$0.15
$5.00 - $10.00	172,800	8.44	7.05
$10.00 - $15.00	477,967	8.52	12.82
$15.00 - $36.00	1,982,855	9.28	20.44

Total	4,843,413	7.83	$9.95

The following table summarizes the options granted in 2010 with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of Options Granted	Weighted Average Exercise Prices	Ordinary Shares Fair Value Per Share at Grant Date	Intrinsic Value
March 31, 2010	390,000	$20.16	$20.83	$0.67
June 30, 2010	1,632,746	$20.20	$22	$1.81
September 30, 2010	25,000	$25	$25	$—
December 31, 2010	31,920	$20.83	$25	$4.17

Determining the fair value of share options

The fair value of each grant of share options was determined by the Company using options pricing models as follows:

•

For options without market based conditions the Black-Scholes option-pricing model was used. Since the exercise price of the option is adjusted for dividend payments, a binomial or other model to capture the possibility of early exercise is not required.

•	For options with a share price target, a closed form barrier option pricing model was used.

Assumptions used in the option pricing models are discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected volatility. The expected volatility was based on the historical share volatilities of two of the Company’s publicly listed peers over a period equal to the expected terms of the options as the Company did not have a sufficient trading history to use the volatility of its own ordinary shares.

Fair value of ordinary shares. The fair value of the ordinary shares underlying the share options has historically been determined by an unrelated party’s contemporaneous external valuation of the Company’s market value on the following dates: December 2006, December 2007, December 2009 and December 2010. A retrospective valuation of the Company’s market value for December 2008 was also undertaken by an external valuer. In December 2005 and October 2009 new investments in the Company’s common shares determined the fair value of its common shares at these dates.

For option grants at dates other than those above, the Company’s supervisory board determined the fair value of the Company’s common shares using the most recent external valuations of the Company’s common shares and its most recently available financial results, forecast and market information.

Risk-Free Interest Rate. The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant for zero coupon US Treasury notes with maturities approximately equal to the option’s expected term.

Expected term. The expected term is determined after giving consideration to the contractual terms of the share-based awards, graded vesting schedules ranging from one to four years and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected dividend. According to the terms of the awards, the exercise price of the options is adjusted to take into account any dividends paid. As a result dividends are not required as an input to the model, as these reductions in the share price are offset by a corresponding reduction in exercise price.

A summary of the weighted-average assumptions is as follows:

	Year Ended December 31,
	2009	2010
Risk free interest rate	2.03%	1.84%
Weighted-average expected lives (years)	4	4
Volatility	39.62%	40.03%
Dividend Yield	0.00%	0.00%

Weighted average grant date fair value (per share)	$8.88	$6.44
Value Granted (total)	$8,907	$13,395
Number granted in year	1,003,023	2,079,666

The supervisory board deemed the fair value of the Company’s ordinary shares to be $25 per share on December 31, 2010.

As of December 31, 2010, total compensation cost related to unvested share options granted to employees not yet recognized was $6,044 net of estimated forfeitures. This cost will be amortized to expense over a weighted average remaining period of 1.76 years and will be adjusted for subsequent changes in estimated forfeitures.

In financial years 2008, 2009 and 2010, the Company, at its discretion, paid $1,053, $789 and $770, respectively, in cash to repurchase options held by a limited number of terminated employees who had received options issued in the options granted prior to the 2009 Option Plan. At the time of settlement, these options were remeasured to their fair values in equity, with a corresponding charge to share based compensation expense. The cash settlement amounts paid approximated the fair values at the settlement dates. Upon cash settlement the Company removed from equity the fair value of the repurchased options.

Note 15. Income Taxes

The Company’s components of income before provision for income taxes are as follows:

	Year Ended December 31,
	2008	2009	2010
Domestic	$(742)	$(3,096)	$(10,351)
Foreign	31,753	62,119	77,657

	$31,011	$59,023	$67,306

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2008	2009	2010
Current:
Domestic	$(3)	$238	$—
Foreign	10,559	11,953	12,296

Total Current Provision	$10,556	$12,191	$12,296
Deferred:
Domestic	32	(937)	(1,430)
Foreign	(8,945)	(4,716)	(1,472)

Total Deferred Provision (Benefit)	$(8,913)	$(5,653)	$(2,902)

Provision for Income Taxes	$1,643	$6,538	$9,394

Reconciliation of income tax computed at the Netherlands statutory tax rate to the provision for income tax expense is as follows:

	Year Ended December 31,
	2008	2009	2010
Income Tax Expense at Statutory Rate	$7,908	$15,051	$17,163
Foreign Tax Rate Differential	(6,339)	(10,214)	(12,878)
Tax Exempt Revenue	(178)	(5,168)	(21,562)
Non-deductible Expenses	1,250	10,266	30,181
Other	(998)	(3,397)	(3,510)

Provision for Income Taxes	$1,643	$6,538	$9,394

Significant components of deferred tax assets are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Fixed assets and intangible assets	$1,220	$1,476
Deferred revenues	19,957	20,525
Exchange differences of foreign subsidiary	274	274
Provisions and reserves	562	969
Net operating loss carry forwards	2,330	4,317
Other	84	(14)

Gross deferred tax assets	$24,427	$27,547
Valuation Allowance	(333)	(736)

Net deferred tax asset	$24,094	$26,811

The Company maintains a valuation allowance on net operating losses and other deferred tax assets in jurisdictions for which it does not believe it is more-likely-than-not to realize those deferred tax assets based upon all available positive and negative evidence, including historical operating performance, carryback periods, reversal of taxable temporary differences, tax planning strategies, and earnings expectations. The Company’s valuation allowance decreased by $1,251 for the year ended December 31, 2009 and increased by $403 for the year ended December 31, 2010.

As of December 31, 2010, the Company has net operating loss carry forwards of approximately $17,962 which will be available to offset future taxable income. If not used, approximately $13,873 of these carry forwards will expire between 2015 and 2030. The remaining portion of the carry forwards arose in jurisdictions where losses do not expire.

The Company has historically remitted all earnings from its foreign subsidiaries and has maintained this position for all periods presented. Accordingly, there are no unremitted earnings for the periods presented and the Company has not recognized any deferred tax liabilities for unremitted earnings.

The Company accounts for its uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FASB ASC 740-10”). As of December 31, 2009, the Company had no unrecognized tax benefits. As of December 31, 2010, gross unrecognized tax benefits totaled $1,541, all of which would favorably impact the effective tax rate if recognized.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. During the years ended December 31, 2008 through December 31, 2010, the Company had no amounts accrued for interest and penalties. The Company does not currently anticipate that the total amount of unrecognized tax benefits will result in material changes to its financial position within the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years presented is as follows:

	Year Ended December 31,
	2008	2009	2010
Balance at January 1,	$—	$—	$—
Additions for tax positions taken during a prior period	—	—	—
Reductions for tax positions taken during a prior period	—	—	—
Additions for tax positions taken during the current period	—	—	1,541
Reductions for tax positions taken during the current period	—	—	—
Reductions due to settlements with taxing authorities	—	—	—
Reductions as a result of a lapse of statute of limitations	—	—	—

Balance at December 31,	$—	$—	$1,541

The Company files numerous consolidated and separate company income tax returns in its domestic and foreign jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2010:

Jurisdiction	Open Years	Ongoing Examinations
Netherlands	2005 - 2010	N/A
Czech Republic	2008, 2009, 2010	N/A
United Kingdom	2008, 2009, 2010	N/A
United States	2008, 2009, 2010	N/A
Germany	2008, 2009, 2010	N/A
France	2008, 2009, 2010	N/A
Hong Kong	2010	N/A
Cyprus	2005 - 2010	(1)
China	2010	N/A

(1)	As of December 31, 2010, the Company was under examination in Cyprus. This examination was concluded in March 2011. The conclusion of this examination did not have a material impact on the consolidated financial statements.

Note 16. Earnings Per Share

The Company applies the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D Preferred shareholders have the right to participate with ordinary shareholders in dividends and unallocated income.

In accordance with ASC 260 “Earnings Per Share”, basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method) and the conversion of the Company’s Class D preferred shares.

In March 2009, the Company issued 26,325,000 Class A shares and 14,175,000 Class B shares to existing shareholders in exchange for cash at par value. The shares issued in March 2009 were considered outstanding for purposes of calculating basic and diluted earnings per share in 2008 as the issuance of the shares was in substance a recapitalization of the Company’s share capital.

The following table sets forth the computation of basic and diluted earnings per ordinary share:

	Year Ended December 31,
	2008	2009	2010
Numerator:
Net income	$29,368	$52,485	$57,912
Preferred share dividends	—	(1,802)	(7,210)
Distributed and undistributed earnings to preferred shares	—	—	(12,676)

Net income available to ordinary shareholders	$29,368	$50,683	$38,026
Preferred share dividends	—	1,802	—

Net income available to ordinary shareholders—diluted	$29,368	$52,485	$38,026

Denominator:
Weighted-average ordinary shares outstanding—basic	45,000,000	42,750,000	36,000,000
Shares issuable from assumed exercise of share options	2,423,334	2,405,490	2,585,664
Shares issuable from assumed conversion of preferred shares	—	3,000,000	—

Weighted-average ordinary shares outstanding—diluted	47,423,334	48,155,490	38,585,664

Earnings per ordinary share—basic	$0.65	$1.19	$1.06
Earnings per ordinary share—diluted	$0.62	$1.09	$0.99

The Class D preferred shares have been excluded from the above computation of earnings per share for the year ended December 31, 2010 as its inclusion would have been anti-dilutive. The following options to purchase ordinary shares have been excluded from the above computation of earnings per share for the year ended December 31, 2010, as their inclusion would have been anti-dilutive.

	Year Ended December 31,
	2008	2009	2010
Class D preferred shares	—	—	12,000,000
Options to purchase ordinary shares	—	—	6,250

Anti-dilutive shares	—	—	12,006,250

Note 17. Subsequent Events

On January 4, 2011, the Company acquired 100% of the outstanding shares of Droid Security Ltd. (“Droid”), an Israeli producer of anti-virus software for android devices. The net assets acquired in the transaction, and the goodwill, were provisionally determined as follows:

Net liabilities	$(322)
Intangible assets(1)	1,201
Goodwill(2)	5,153

Total purchase consideration	$6,032

(1)	Intangible assets included developed technology of $1,201, which is amortized over its estimated useful life of 4 years.
(2)	The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Droid software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,400
Cash consideration expected to be paid in earn out payments(3)	1,632

$6,032

(3)

Earn out payments are capped at $3,500 and are based on the number of users and revenue generated from sales of Droid software in the period between January 1, 2012 and December 31, 2013. A portion of earn out payments with a fair value of $1,632 was classified as contingent consideration, with remaining portion classified as compensation expense.

As of the date of issuance of these financial statements, the Company is waiting for the valuation report in order to finalize acquisition accounting with regard to the determination of purchase consideration as well as fair values of identifiable assets and liabilities of Droid.

On February 2, 2011, the Company fully repaid the outstanding balance of $1,125 and terminated its revolving credit facility.

On March 3, 2011, the shareholders of the Company established a new entity, AVG Holding Coöperatief U.A. (“AVG Coop”), incorporated in the Netherlands, and transferred all their shares in the Company to this new entity. As a result of this transaction, AVG Coop became the sole shareholder of the Company. In exchange for shares in the Company transferred to AVG Coop, the members received an interest in AVG Coop equal to the capital contributed.

On March 11, 2011, the Company’s Articles of Association were amended to redesignate the class B shares (prior to the amendment 50,437,500 shares authorized, of which 12,600,000 shares were issued and outstanding) as class B1 shares, for which 37,828,125 shares are authorized and 9,316,224 shares were issued and outstanding, and class B2 shares, for which 12,609,375 shares are authorized and 3,283,776 shares were issued and outstanding. Further, the amendment establishes separate profit reserves for the benefit of the holders of the various classes of shares. Decisions that resolve to add a portion of the Company’s profits to such profit reserves will be made during the general meetings of shareholders. The liquidation rights of ordinary and preferred shares were amended to provide that the amounts of the profit reserves will be paid to the holders of the relevant class of shares in proportion to the total paid-up nominal value of the shares of each relevant class, prior to any pro rata distributions on an as-if-converted basis. If the amount available for distribution is smaller than the sum of the profit reserves, the payments to be made shall be reduced in proportion to the profit reserves that would otherwise have been distributed. These rights lapse upon voluntary or automatic conversion to ordinary shares.

On March 11, 2011, the Shareholders Agreement (“SHA”) was amended to provide for (1) adherence by AVG Coop to the SHA, (2) the application and interpretation of the SHA by the parties after the reorganization, (3) the amendment of certain terms of the SHA and (4) certain other matters set forth in the amendment.

On March 15, 2011, the Company and AVG Coop entered into a credit agreement with a group of financial institutions (the “Credit Facility”). As borrowers under the Credit Facility, the Company and AVG Coop are jointly and severally liable for the outstanding balance. In addition, obligations under the Credit Facility are unconditionally and irrevocably guaranteed, jointly and severally, by certain of the Company’s subsidiaries. The Credit Facility provides a $235 million loan that is secured by certain tangible and intangible assets of the Company with covenants obliging the Company to pledge new assets over a certain threshold. The Credit Facility bears interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan is payable quarterly in arrears. The Credit Facility contains financial covenants, measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio (as defined in the Credit Facility). Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility contains negative covenants, among other things, limiting the Company’s and its subsidiaries’ ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility).

As of the date of issuance of these financial statements, the Credit Facility was fully drawn down with net cash proceeds of $223,704 received after deducting the issuance costs, which included an original issue discount, financing arrangement fees, and legal fees, and making payments for other direct and incremental costs related to the Credit Facility. Of the total cash proceeds, the Company received $40,112 and AVG Coop received $183,592. The proceeds the Company received were used to supplement the Company’s cash position, following the dividend distribution of $42,859 to shareholders, which occurred subsequent to December 31, 2010. AVG Coop used the proceeds received to pay dividends in the amount of $183,430 to its members.

The Credit Facility terminates on March 15, 2016, on which date all outstanding principal of, together with accrued interest, will be due and payable. The Company may prepay any amounts outstanding under the Credit Facility and terminate the Credit Facility at any time, without premium or penalty, subject to reimbursement of certain costs.

For periods reported subsequent to the drawdown of the Credit Facility, the Company’s financial statements will include the “pushdown” basis of accounting of AVG Coop, since, as borrowers under the Credit Facility, the Company and AVG Coop are jointly and severally liable for the outstanding balance.

On April 13, 2011, AVG eCommerce CY Ltd. was established by the Company’s subsidiary AVG Technologies CY Ltd. for the purpose of holding the Company’s eCommerce business, which was previously held by AVG Technologies CY Ltd.

On May 18, 2011, the Company acquired 100% of the outstanding shares of iMedix Web Technologies Ltd (“iMedix”), a software developer based in Israel for $5,350 in cash plus an adjustment for the estimated net working capital of the target. Payment of $2,000 of the purchase consideration will be deferred for a period of 12 months after the acquisition date and will serve as a security for the indemnification obligations of the selling shareholders. As of the date of issuance of these financial statements, the Company is waiting for the valuation report in order to determine fair values of identifiable assets and liabilities of iMedix.

On June 1, 2011, the Company obtained a favorable tax ruling on the application of the innovation for box regime for the Dutch fiscal unity which will support the Company to further optimize its innovative development activities. The tax ruling will be effective through May 2020.

On August 19, 2011, AVG Technologies GER GmbH acquired 100% of the voting interest in TuneUp Software GmbH (“TuneUp”), a German based provider of intelligent software tools that enable users to optimize use of their operating systems and programs. The purchase price included cash consideration of Euro 23.9 million ($34.4 million) and contingent cash consideration up to Euro 10.0 million ($14.4 million), which will be determined based on the number of users and revenues generated from sales of TuneUp software during the financial year. The Company is in the process of preparing the purchase price allocation and valuation of non-cash consideration.

Subsequent to December 31, 2010, the Company granted 617,872 share options to employees at exercise prices ranging from $22 to $25 per share option. Each share option converts into one ordinary share of AVG Technologies N.V. on exercise.

INDEX TO AVG TECHNOLOGIES N.V. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars—except for share data and per share data)

	December 31, 2010	September 30, 2011	Pro Forma Shareholders’ Deficit as of September 30, 2011 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$63,146	$73,288
Trade accounts receivable, net	24,978	21,100
Inventories	523	726
Deferred income taxes	17,608	17,608
Prepaid expenses and other current assets	5,491	12,094

Total current assets	111,746	124,816

Property and equipment, net	10,346	11,992
Deferred income taxes	9,203	61,200
Intangible assets, net	8,294	28,170
Goodwill	33,919	69,510
Investment in equity affiliate	754	573
Other assets	1,695	294

Total assets	$175,957	$296,555

LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,244	$8,208
Accrued compensation and benefits	12,514	12,813
Accrued expenses and other current liabilities	18,219	33,341
Current portion of long-term debt	—	35,250
Income taxes payable	2,789	3,738
Deferred revenue	107,214	111,771

Total current liabilities	145,980	205,121

Long-term debt, less current portion	1,050	189,905
Deferred revenue, less current portion	28,213	28,396
Other non-current liabilities	1,474	2,205

Total liabilities	176,717	425,627

Commitments and contingencies (Note 11)
Class D preferred shares (par value: Euro 0.01, 12,000,000 shares authorized at December 31, 2010 and September 30, 2011; 12,000,000 shares issued and outstanding at December 31, 2010 and September 30, 2011. Aggregate preference in liquidation of $194,065 and $194,065 at December 31, 2010 and September 30, 2011, respectively; no shares issued and outstanding, pro forma—unaudited)	191,954	191,954	$—
Shareholders’ deficit:
Ordinary shares (par value: Euro 0.01, 50,437,500 Ordinary shares, 50,437,500 Class A shares, 50,437,500 Class B shares, 11,250,000 Class C shares and 50,437,500 Class E shares authorized at December 31, 2010 and September 30, 2011; nil Ordinary shares, 16,200,000 Class A shares, 12,600,000 Class B shares, nil Class C shares and 7,200,000 Class E shares issued and outstanding at December 31, 2010 and September 30, 2011; 48,000,000 Ordinary shares issued and outstanding, pro forma—unaudited)	476	476	639
Distributions in excess of capital	(202,320)	(389,861)	(198,070)
Accumulated other comprehensive loss	(1,572)	(4,482)	(4,482)
Retained earnings	10,702	72,841	72,841

Total shareholders’ deficit	(192,714)	(321,026)	$(129,072)

Total liabilities, preferred shares and shareholders’ deficit	$175,957	$296,555

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars—except for share data and per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Revenue:
Subscription	$41,353	$43,942	$125,417	$130,071
Platform-derived	12,464	27,228	34,373	68,022

Total revenue	53,817	71,170	159,790	198,093

Cost of revenue:
Subscription	5,844	5,832	19,736	17,287
Platform-derived	618	3,352	1,801	6,517

Total cost of revenue	6,462	9,184	21,537	23,804

Gross profit	47,355	61,986	138,253	174,289
Operating expenses:
Sales and marketing	14,296	19,190	39,007	53,904
Research and development	6,146	8,835	16,730	24,478
General and administrative	9,966	18,332	29,371	35,984

Total operating expenses	30,408	46,357	85,108	114,366

Operating income	16,947	15,629	53,145	59,923

Other income (expense):
Interest income	18	19	34	38
Interest and finance costs	(6)	(5,211)	(17)	(11,319)
Other, net	(1,258)	(343)	1,360	(997)

Other income (expense), net	(1,246)	(5,535)	1,377	(12,278)

Income before income taxes and loss from investment in equity affiliate	15,701	10,094	54,522	47,645
Benefit (Provision) for income taxes	(1,943)	(3,373)	(6,748)	52,212
Loss from investment in equity affiliate	—	(61)	—	(180)

Net income	$13,758	$6,660	$47,774	$99,677

Other comprehensive income (loss):
Foreign currency translation gain (loss)	$(225)	$(2,242)	$(1,104)	$(2,910)

Other comprehensive income (loss)	$(225)	$(2,242)	$(1,104)	$(2,910)

Comprehensive income	$13,533	$4,418	$46,670	$96,767

Net income available to ordinary shareholders	$8,967	$3,644	$31,775	$66,758
Earnings per ordinary share—basic	$0.25	$0.10	$0.88	$1.85
Earnings per ordinary share—diluted	$0.23	$0.09	$0.82	$1.72
Weighted-average shares outstanding—basic	36,000,000	36,000,000	36,000,0000	36,000,000
Weighted-average shares outstanding—diluted	38,542,028	39,137,695	38,519,783	38,837,773
Cash dividends declared per ordinary share	$—	$—	$0.83	$4.53
Cash dividends declared per preferred share	$0.15	$0.15	$1.28	$4.98

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ DEFICIT

(Expressed in thousands of U.S. Dollars—except for share data)

	Class D Preferred Shares		Ordinary Shares
			Class A		Class B		Class B1		Class B2		Class E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2011	12,000,000	$191,954	16,200,000	$212	12,600,000	$169	—	$—	—	$—	7,200,000	$95
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—
Re-designation of Class B shares as Class B1 and B2	—	—	—	—	(12,600,00)	(169)	9,316,224	125	3,283,776	44	—	—
Cash dividends declared and paid on ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends declared and paid on preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—

Balances, September 30, 2011	12,000,000	$191,954	16,200,000	$212	—	$—	9,316,224	$125	3,283,776	$44	7,200,000	$95

	Distributions in Excess of Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders’ Deficit
Balances, January 1, 2011	$(202,320)	$(1,572)	$10,702	$(192,714)
Net income	—	—	99,677	99,677
Other comprehensive income (loss):
Foreign currency translation gain (loss)	—	(2,910)	—	(2,910)

Other comprehensive income (loss)	—	(2,910)	—	(2,910)
Cash dividends declared and paid on ordinary shares and share options	(139,068)	—	(29,255)	(168,323)
Cash dividends declared and paid on preferred shares	(51,485)	—	(8,283)	(59,768)
Share-based compensation	3,012	—	—	3,012

Balances, September 30, 2011	$(389,861)	$(4,482)	$72,841	$(321,026)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended
	September 30, 2010	September 30, 2011
OPERATING ACTIVITIES:
Net income	$47,774	$99,677
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,320	7,943
Share-based compensation	4,848	3,012
Deferred income taxes	(2,176)	(51,997)
Change in the fair value of contingent consideration liabilities	1,555	(401)
Amortization of financing costs and loan discount	—	1,402
Loss from investment in equity affiliate	—	180
Loss on sale of property and equipment	35	232
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(1,717)	5,496
Inventories	159	(125)
Accounts payable and accrued liabilities	3,254	1,377
Accrued compensation and benefits	2,534	299
Deferred revenue	1,554	3,037
Income taxes payable	2,358	949
Other assets	(3,443)	(7,907)
Other liabilities	(212)	(458)

Net cash provided by operating activities	61,843	62,716

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(5,300)	(7,753)
Proceeds from sale of property and equipment	139	100
Cash payments for acquisitions, net of cash acquired	(4,135)	(38,899)

Net cash used in investing activities	(9,296)	(46,552)

FINANCING ACTIVITIES:
Payment of contingent consideration	(5,681)	(2,784)
Proceeds from long-term debt net of discount	—	230,285
Debt issuance costs	—	(6,581)
Repayment of revolving credit facility	—	(1,125)
(Increase) decrease in restricted cash	(135)	1,333
Dividends paid	(45,407)	(228,091)
Repurchases of share options from employees	(770)	—

Net cash used in financing activities	(51,993)	(6,963)
Effect of exchange rate fluctuations on cash and cash equivalents	(763)	941

Change in cash and cash equivalents	(209)	10,142
Beginning cash and cash equivalents	47,711	63,146

Ending cash and cash equivalents	$47,502	$73,288

Supplemental cash flow disclosures:
Income taxes paid	$8,158	$4,702
Interest paid	$16	$9,022

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

AVG TECHNOLOGIES N.V.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in thousands of U.S. Dollars—except for share data and per share data, unless otherwise stated)

Note 1. Organization, Basis of Presentation and Liquidity

Organization and basis of presentation

The accompanying condensed consolidated interim financial statements of AVG Technologies N.V. (“AVG Technologies,” the “Company,” or “AVG”) include the financial information of AVG Holding Coöperatief U.A. (“AVG Coop”) since its inception on March 3, 2011, in the Netherlands. On that date, the shareholders of AVG Technologies transferred all of their shares in AVG Technologies to AVG Coop. As a result of this transaction, AVG Coop became the sole shareholder of AVG Technologies. In exchange for shares in AVG Technologies transferred to AVG Coop, the members received an interest in AVG Coop equal to the capital contributed. The underlying financial statements of AVG Technologies include all of the transactions that occurred in AVG Coop since its inception, which relate to the net proceeds from a credit facility received by AVG Coop, the corresponding interest payments thereon and the dividend payments made by AVG Coop to its shareholders (See Note 7) and remaining cash balances.

In November 2011, AVG Coop will effect a legal merger with AVG Technologies. Simultaneously with the merger becoming effective, AVG Coop will be converted into a public company with limited liability. Upon this conversion, the membership rights held by the members of AVG Coop will be converted into the same class and number of shares that were previously transferred by the shareholders of AVG Technologies to AVG Coop.

The accompanying condensed consolidated interim financial statements of AVG Technologies and its wholly-owned subsidiaries and entities that it controls are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated.

The accompanying condensed consolidated interim balance sheet as of September 30, 2011, the condensed consolidated interim statements of comprehensive income for the three and nine months ended September 30, 2010 and 2011, the condensed consolidated interim statements of cash flows for the nine months ended September 30, 2010 and 2011 and the condensed consolidated interim statement of shareholders’ deficit for the nine months September 30, 2011 are unaudited.

These condensed consolidated interim financial statements have been prepared in accordance with U.S. GAAP and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2010 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2010.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of September 30, 2011 and results of its operations for the three and nine months ended September 30, 2010 and 2011, and cash flows for the nine months ended September 30, 2010 and 2011. The interim results for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The pro forma shareholders’ deficit as of September 30, 2011 presents the Company’s shareholders’ deficit as though all Class D preferred shares and Class A, Class B and Class E shares outstanding had automatically converted into 48,000,000 ordinary shares upon the completion of a qualifying initial public offering (“IPO”) of the Company’s ordinary shares. The pro forma shareholders’ deficit does not give effect to any proceeds from the IPO itself.

Liquidity

The Company has shareholders’ deficit of $321,026 from inception to September 30, 2011. This includes both retained earnings of $72,841 and distributions in excess of capital of $389,861. The deficit on shareholders’ equity has occurred principally through dividends and distributions to the shareholders which aggregate to $573,946 from inception to September 30, 2011. The Company has substantial and positive cash flows from operations in every financial period since inception in 2005. For the nine months ended September 30, 2010 and 2011, the Company earned net income of $47,774 and $99,677, respectively, comprehensive income of $46,670 and $96,767, respectively and positive net cash flows from operating activities of $61,843 and $62,716, respectively.

Note 2. Summary of Significant Accounting Policies

There have been no changes in the Company’s significant accounting policies for the nine months ended September 30, 2011 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for each of the three years in the period ended December 31, 2010, except for the following:

Share issuance costs

Direct costs incurred in obtaining capital by issuing shares, as well as costs incurred through contractual obligations for other offerings will be deducted from the related proceeds, and the net amount recorded as contributed shareholders’ equity in the period when such shares are issued. Until the date of issuance, such costs of nil and $3.4 million, respectively. are included in prepaid expenses and other current assets (See Note 9), Other costs incurred in such offerings of nil and $2.9 million, respectively in the quarter ended September 30, 2011, are expensed as incurred and are included in general and administrative expenses.

Note 3. Acquisitions

2011 Acquisitions

Purchase of DroidSecurity Ltd.

On January 4, 2011, the Company acquired 100% of the outstanding shares of DroidSecurity Ltd. (“Droid”), an Israeli producer of anti-virus software for android devices. The results of operations of Droid were included in the condensed consolidated interim statements of comprehensive income since the date of acquisition. Supplemental pro forma information for Droid was not material to the Company’s financial results and was therefore not included. The Company recorded acquisition-related transaction costs of $202, which were included in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill, were provisionally determined as follows:

Net liabilities	$(297)
Intangible assets(1)	1,104
Goodwill(2)	4,782

Total purchase consideration	$5,589

(1)	Intangible assets included developed technology of $1,104, which is amortized over its estimated useful life of 4 years.
(2)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Droid software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$4,400
Cash consideration expected to be paid in earn out payments(3)	1,189

$5,589

(3)

Earn out payments are capped at $5,300 and are primarily based on the number of users generated from sales of Droid software in the period from acquisition and December 31, 2013. A portion of earn out payments with a fair value of $1,189 was classified as contingent consideration, with the remaining portion classified as compensation expense. During the three and nine months ended September 30, 2011, the Company recorded compensation expense of $1,021 and $1,114, respectively.

Purchase of iMedix Web Technologies Ltd.

On May 18, 2011, the Company acquired 100% of the outstanding shares of iMedix Web Technologies Ltd. (“iMedix”), a software developer based in Israel. The results of operations of iMedix were included in the condensed consolidated interim statements of comprehensive income since the date of acquisition. Supplemental pro forma information for iMedix was not material to the Company’s financial results and was therefore not included. The Company recorded acquisition-related transaction costs of $309, which were included in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill, were provisionally determined as follows:

Net liabilities	$(1,197)
Intangible assets(1)	3,735
Goodwill(2)	3,223

Total purchase consideration	$5,761

(1)	Intangible assets included developed technology of $2,824, customer relationships of $640 and trade-names, which were classified as indefinite-lived intangibles, of $271. Developed technology and customer relationships are amortized over their estimated useful lives of 5 years and 2 years, respectively.
(2)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of iMedix software with the Company’s existing solutions.

Components of consideration:
Cash consideration paid	$3,761
Deferred purchase consideration(3)	2,000

$5,761

(3)	The purchase consideration was deferred for the period of 12 months after the acquisition date and serves as a security for the indemnification obligations of the selling shareholders.

Purchase of TuneUp Software GmbH

On August 19, 2011, AVG Technologies GER GmbH acquired 100% of the voting interest in TuneUp Software GmbH (“TuneUp”), a Germany-based provider of intelligent software tools that enable users to optimize use of their operating systems and programs. The results of operations of TuneUp were included in the condensed consolidated interim statements of comprehensive income since the date of acquisition. The Company incurred acquisition-related transaction costs of $1,817, which were recorded in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising at acquisition, were provisionally determined as follows:

	Historic cost	Fair value adjustments	Fair value
Assets acquired:
Cash and cash equivalents(1)	$2,567	$—	$2,567
Trade accounts receivable, net	829	—	829
Inventories	74	—	74
Prepaid expenses and other current assets	1,375	644	2,019
Property and equipment, net	815	—	815
Intangible assets(2)	28	17,124	17,152
Goodwill(3)	—	28,689	28,689

Total assets acquired	5,688	46,457	52,145
Liabilities assumed:
Accounts payable	658	—	658
Accrued and other liabilities	1,940	—	1,940
Deferred revenues	14,941	(13,784)	1,157
Deferred taxes	—	3,370	3,370

Total liabilities assumed	17,539	(10,414)	7,125
Net assets acquired	$(11,851)	$56,871	$45,020

Components of consideration:
Cash consideration paid(1)			$34,430
Cash consideration expected to be paid in earn out payments(4)			10,590

			$45,020

(1)	Included in cash consideration paid is Euro 5 million ($7.1 million) paid by AVG Technologies CY (a wholly owned subsidiary of AVG Technologies N.V.) in exchange for the internally developed intellectual property of TuneUp, and which was received by TuneUp on August 17, 2011, prior to the closing of the Acquisition. This has been adjusted from the cash and cash equivalents at acquisition of TuneUp along with a dividend payment of Euro 3.5 million ($5.0 million) paid to the founders of TuneUp which was paid using the funds received from AVG Technologies CY immediately prior to Acquisition.
(2)	Intangible assets included developed technology of $6,252, customer relationships of $1,437, brand and domain names of $9,432 and other intangibles of $31. Developed technology, customer relationships, brand and domain names and other intangibles are amortized over their estimated useful lives of 4 years, 5 years, 8 years and 4 years, respectively.
(3)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of TuneUp software with the Company’s existing solutions.
(4)	Contingent cash consideration up to Euro 10.0 million ($14.4 million), which has been estimated to have a fair value by the Company at $10.6 million, is contingent based on the EBITDA value achieved and revenues generated from sales of TuneUp during the financial year 2011.

As part of the acquisition and apart from the contingent cash consideration above, the former owners of TuneUp will receive shares of AVG with a total value of Euro 11.5 million or $16.5 million subject to their continued employment with the Company and other vesting conditions. The Company recognizes the expense relating to these shares over a four-year vesting period. During the three and nine months ended September 30, 2011, the Company recorded compensation expense of $1,052, which was included in general and administrative expenses.

Pro Forma Effect of TuneUp Acquisition

The following unaudited pro forma financial information presents the Company’s combined results with TuneUp as if the acquisition had occurred at the beginning of 2010.

	Year Ended December 31, 2010	Nine Months Ended September 30, 2011
Pro forma net revenue	$228,460	$207,207

Pro forma net income	$43,868	$94,981

The amounts of net revenue and net loss of TuneUp included in the Company’s consolidated statement of comprehensive income from the acquisition date to the period ending September 30, 2011 are $164 and $3,152, respectively.

The above unaudited pro forma financial information include adjustments for amortization of identifiable intangible assets that were acquired and the related tax effect and adjustments for incremental share based compensation expense of $8.7 million and $3.4 million, respectively, resulting from issuance of AVG shares to the Sellers and adjustments to eliminate acquisition related costs incurred of $2.7 million in the historic statements of comprehensive income for the nine months ended September 30, 2011. No effect has been given to cost reductions or synergies in this presentation. In management’s opinion, the unaudited pro forma combined net revenue and net income are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2010, nor are they indicative of future results of the combined companies.

As of the date of issuance of these financial statements, the Company is waiting for the final valuation report in order to finalize acquisition accounting with regard to the determination of purchase price allocation and valuation of non-cash consideration.

The Company continues to evaluate certain assets and liabilities related to business combinations completed during the recent periods. Additional information, which existed as of the acquisition date but was at that time unknown to the Company, may become known to the Company during the remainder of the measurement period, a period which does not exceed 12 months from the acquisition date. Changes to amounts recorded as assets or liabilities may result in a corresponding adjustment to goodwill.

Option to purchase reseller (call and put option)

On June 25, 2010, the Company entered into an option and share purchase agreement with one of its resellers (the reseller). Under the terms of this agreement, as amended, the Company has a call option to purchase all outstanding shares of the reseller, whereas the shareholders of the reseller may also exercise a put option to require the Company to purchase all outstanding shares of the reseller company for a consideration determined pursuant to the terms specified in the option agreement. The exercise prices of the put and call options depend on the performance of the reseller in periods leading up to the specified option exercise dates. The minimum exercise price of the put and call options is $2 million. The options can be exercised at specified dates over a period of up to 46 months from the date of the agreement but not earlier than December 31, 2012, if certain conditions are met. The call and put option did not meet the definition of a derivative as they cannot be settled in cash and there is no market mechanism that exists that would permit net cash settlement as the shares of the reseller are not actively traded. The value of the options was estimated using a binomial option-pricing model as of the date of each reporting period and was not material to the financial statements. Although the Company had no contractual right to exercise the call option or the reseller the contractual right to exercise the put option at any date earlier than December 31, 2012, the parties entered into negotiations for the Company to purchase the entire share capital of the reseller. On October 31, 2011, the Company purchased this entire share capital for Euro 6.5 million ($9.1 million). The Company is in the process of evaluating the fair value of the purchase price, assets acquired and liabilities assumed. See Note 17.

Note 4. Goodwill

The changes in the carrying amount of goodwill are as follows:

Total
Net balance as of January 1, 2011	$33,919
Goodwill acquired through acquisitions(1)	36,694
Goodwill adjustments(2)	1,055
Effects of foreign currency exchange	(2,158)

Net balance as of September 30, 2011(3)	$69,510

(1)	See Note 3 for acquisitions completed in the nine months ended September 30, 2011.
(2)	Adjustments to goodwill are related to contingent consideration related to 2007 acquisitions paid in 2011.
(3)	There were no accumulated goodwill impairment losses as of September 30, 2011.

Note 5. Intangible Assets

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$4,283	$(2,477)	$1,806	1.5 years
Developed technology	6,800	(4,551)	2,249	1.5 years
Software	7,821	(3,724)	4,097	3.0 years
Brand and domain names and other intangibles	939	(828)	111	1.0 years
Indefinite-lived trade names and other Intangibles	31	—	31	Indefinite

Total	$19,874	$(11,580)	$8,294

	September 30, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Remaining Useful Life
Customer relationships	$7,338	$(3,280)	$4,058	3.5 years
Developed technology	20,662	(10,024)	10,638	4.0 years
Software	8,739	(4,437)	4,302	2.5 years
Brand and domain names and other intangibles	9,811	(942)	8,869	8.0 years
Indefinite-lived trade names and other Intangibles	303	—	303	Indefinite

Total	$46,853	$(18,683)	$28,170

As of September, 2011, the majority of the Company’s intangible assets have been pledged as collateral to secure the long term debt (Note 7).

Amortization expense was $1,183 and $1,512 in the three months ended September 30, 2010 and 2011, respectively and $3,180 and $4,074 in the nine months ended September 30, 2010 and 2011, respectively.

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of September 30, 2011, is estimated as follows:

Remainder of financial year 2011	$2,120
2012	7,236
2013	5,988
2014	4,868
2015	3,219
Thereafter	4,436

Total	$27,867

Note 6. Investment in Equity Affiliate

On October 26, 2010, the Company acquired a 34.35% interest in Zbang It Ltd. (“Zbang”), an Israeli-based private company, for $800 in cash. Zbang is a developer of an integrated online communication application.

The Company accounts for its investment in Zbang under the equity method of accounting. Under this method, the Company records its proportionate share of the investee’s net income or loss based on the quarterly financial statements of the investee. The basis difference between the investor cost and the underlying equity in net assets of Zbang at the date of acquisition has been attributed to in-process research and development and goodwill and thus no amortization has been recognized in determining the Company’s share of Zbang’s net income or loss. The investment in Zbang is not material in relation to the financial position or results of operations of AVG.

The Company has an option to purchase the remaining 65.65% ownership interest in Zbang for consideration as determined pursuant to the terms specified in an option agreement entered into with Zbang. The period to exercise this option began on April 1, 2011. The Company determined the value of the option using a binomial option-pricing model. The value of the option is not considered material to the financial statements as of September 30, 2011 or for any other period. The Company has concluded that the option does not meet the definition of a derivative under the authoritative guidance. As of the date of issuance of these financial statements, AVG continues to evaluate the exercise of this option.

On August 2, 2011, the Company and Zbang entered into an agreement pursuant to which the Company granted to Zbang an unsecured loan of a principal amount of $500, which expires on August 2, 2012. The loan bears interest at an annual rate of 5%. The balance of the loan at September 30, 2011, including accrued interest, of $504 was included in Other current assets. Zbang will use the proceeds of the loan to market and distribute a new product that combines AVG and Zbang software.

Note 7. Debt

Revolving credit facility

On May 5, 2008, the Company’s subsidiary, AVG Technologies CZ, s.r.o., entered into an unsecured five-year revolving credit facility that had a contractual expiry date in March 2013 (the “Revolving credit facility”). The maximum AVG could borrow under the Revolving credit facility varied every year. For financial year 2010 this maximum was 25 million Czech crown ($1.3 million at the Czech crown/U.S. Dollar exchange rate on December 31, 2010). Loans under the Revolving credit facility bore interest at PRIBOR plus a margin. The Company had $1,050 outstanding under the Revolving credit facility at December 31, 2010.

On February 2, 2011, the Company fully repaid the outstanding balance of $1,125 and terminated its revolving credit facility.

AVG Coop and AVG Technologies credit facility

On March 15, 2011, AVG Coop and its subsidiary AVG Technologies entered into a credit agreement with a group of financial institutions (the “Credit Facility”). As borrowers under the Credit Facility, AVG Coop and AVG Technologies are jointly and severally liable for the outstanding balance. In addition, obligations under the Credit Facility are unconditionally and irrevocably guaranteed, jointly and severally, by certain of AVG Technologies’ subsidiaries. The Credit Facility provides a $235 million loan that is secured by certain tangible and intangible assets of the Company with covenants obliging the Company to pledge new assets over a certain threshold. The Credit Facility bears interest at an adjusted LIBOR rate plus 6.0% with a LIBOR floor of 1.5%. Interest on the loan is payable quarterly in arrears. The Credit Facility contains financial covenants, measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio (as defined in the Credit Facility). Additionally, the Credit Facility contains affirmative covenants, including covenants regarding the payment of taxes, maintenance of insurance, reporting requirements and compliance with applicable laws. The Credit Facility contains negative covenants, among other things, limiting the Company’s ability to incur debt, make acquisitions, make certain restricted payments and sell assets. The events of default under the Credit Facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, judgment defaults, bankruptcy events and the occurrence of a change in control (as defined in the Credit Facility). As of September 30, 2011, the Company was in compliance with all required covenants.

The Credit Facility was fully drawn down with net cash proceeds of $223,704 received after deducting the issuance costs of $11,296, which included an original issue discount, financing arrangement fees and legal fees, and making payments for other direct and incremental costs related to the Credit Facility. Of the total cash proceeds, AVG Technologies received $40,112 and AVG Coop received $183,592. The proceeds AVG Technologies received were used to supplement AVG Technologies’ cash position, following a dividend distribution of $42,859. AVG Coop used the proceeds received to pay dividends in the amount of $183,430 to its members.

The amount of long-term debt under the Credit Facility shown in the accompanying condensed interim consolidated balance sheet is analyzed as follows:

September 30, 2011
Principal	$235,000
Unamortized deferred financing costs	(9,845)

Total debt	225,155
Less current portion	(35,250)

Non-current portion	$189,905

The Credit Facility terminates on March 15, 2016, on which date all outstanding principal, together with accrued interest, will be due and payable. The Company may prepay any amounts outstanding under the Credit Facility and terminate the Credit Facility at any time, without premium or penalty, subject to reimbursement of certain costs.

Under the Credit Facility, the Company may also elect to request the establishment of one or more new term loan commitments in an aggregate principal amount not in excess of $100,000 (incremental term loan) provided certain conditions and financial covenants are met. Such new commitments are available at the discretion of the Lenders.

With the exception of the weighted average life to maturity, maturity date and the yield thereof (each of which as defined in the Credit Facility), the terms and the provisions of the incremental loan, if the incremental loan is established in the future, shall be substantially identical to those described above related to the $235,000 loan.

The Credit Facility is secured by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrowers and certain of its subsidiaries includes present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, domains, patents), intercompany and trade receivables, goodwill, bank accounts, insurance claims and commercial claims.

As of September 30, 2011, the principal payments under the credit facility are as follows:

Remainder of financial year 2011	$—
2012	41,125
2013	23,500
2014	23,500
2015	23,500
Thereafter	123,375

Total	$235,000

Note 8. Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts(1)	$—	$456	$—	$456

Total assets measured at fair value	$—	$456	$—	$456

Liabilities:
Contingent purchase consideration liabilities(2)	$—	$—	$3,159	$3,159

Total liabilities measured at fair value	$—	$—	$3,159	$3,159

	September 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts(1)	$—	$66	$—	$66

Total assets measured at fair value	$—	$66	$—	$66

Liabilities:
Contingent purchase consideration liabilities(2)	$—	$—	$12,091	$12,091

Total liabilities measured at fair value	$—	$—	$12,091	$12,091

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the value of the Company’s Level 3 financial liabilities:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Fair value—beginning of period	$3,492	$2,709	$6,384	$3,159
Additions due to acquisitions	—	10,590	—	11,779
Change in fair value of contingent consideration liabilities(1)	84	(576)	1,555	(401)
Effects of foreign currency exchange	104	(632)	(50)	(717)
Payments of contingent consideration	—	—	(4,209)	(1,729)

Fair value—end of period	$3,680	$12,091	$3,680	$12,091

(1)	The change in fair value of the contingent purchase consideration liabilities, which was included in General and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate.

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the Consolidated Balance Sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of long-term debt as of September 30, 2011 was $223,164 as compared to its carrying amount of $225,155 (Note 7). The fair value of long-term debt was estimated through Level 2 of the fair value hierarchy using a discounted cash flow model, based on the rates currently available for debt with similar terms and remaining maturities.

Note 9. Consolidated Balance Sheet Detail

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2010	September 30, 2011
Prepaid expenses	$2,247	$2,693
Prepaid IPO issuance cost	—	3,392
Foreign currency contracts	456	66
Other current assets	2,788	5,943

Total prepaid expenses and other current assets	$5,491	$12,094

Property and equipment

The following table summarizes property and equipment by categories for the periods presented:

	December 31, 2010	September 30, 2011
Computer equipment	$10,326	$14,002
Office furniture and equipment	3,354	3,508
Vehicles	2,798	3,272
Leasehold improvements	3,459	3,073

Total property and equipment	19,937	23,855
Less: accumulated depreciation and amortization	(9,591)	(11,863)

Total property and equipment, net	$10,346	$11,992

Depreciation and amortization expense was $837 and $1,410 in the three months ended September 30, 2010 and 2011, respectively and $2,140 and $3,869 in the nine months ended September 30, 2010 and 2011, respectively.

As of September, 2011, the majority of the Company’s property and equipment have been pledged as collateral to secure the long term debt (Note 7).

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31, 2010	September 30, 2011
Salary and related benefits	$4,234	$4,628
Accrued vacation	1,029	1,831
Accrued incentive payments	7,251	6,354

Total accrued compensation and benefits	$12,514	$12,813

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2010	September 30, 2011
Accrued legal and professional fees	$2,078	$4,936
Accrued marketing	2,634	3,618
Accrued communication services	678	787
Accrued rent and service costs	2,718	2,972
Accrued license fees	1,206	1,154
Accrued interest on long-term debt	—	783
Other accrued expenses	5,746	5,591
Deferred purchase consideration	—	2,000
Contingent purchase consideration	3,159	11,500

Total accrued expenses and other current liabilities	$18,219	$33,341

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31, 2010	September 30, 2011
Deferred rent	$1,374	$1,160
Contingent purchase consideration	—	591
Other	100	454

Total other non-current liabilities	$1,474	$2,205

Note 10. Other Income (Expense), Net

Other income (expense), net is comprised of the following:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Interest income	$18	$19	$34	$38

Interest on long-term debt	$(6)	$(4,513)	$(17)	$(9,805)
Amortization of financing costs and loan discount	—	(659)	—	(1,402)
Bank charges and other finance costs	—	(39)	—	(112)

Interest and finance costs	$(6)	$(5,211)	$(17)	$(11,319)

Foreign currency exchange transaction gains (losses), net	$(1,523)	$44	$1,381	$(1,113)
Foreign currency contracts gains (losses), net	311	(386)	83	114
Other, net	(46)	(1)	(104)	2

Total other income (expense), net	$(1,246)	$(5,535)	$1,377	$(12,278)

Note 11. Commitments and Contingencies

Lease commitments

The Company leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $1,178 and $1,207 in the three months ended September 30, 2010 and 2011, respectively and $2,745 and $3,016 in the nine months ended September 30, 2010 and 2011, respectively.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of September 30, 2011:

Remainder of financial year 2011	$1,264
2012	4,171
2013	3,895
2014	3,413
2015	1,819
Thereafter	5,587

Total minimum future lease payments	$20,149

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by years of purchase obligations as of September 30, 2011:

Remainder of financial year 2011	$1,097
2012	3,619
2013	184
2014	4
2015	4
Thereafter	4

Total minimum future purchase obligations	$4,912

Other Commitments

In connection with the Company’s business combinations, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $360 and $3,222 during the three months ended September 30, 2010 and 2011, respectively and $552 and $4,469 during the nine months ended September 30, 2010 and 2011, respectively. As of September 30, 2011, the Company estimated that future compensation expense and contingent consideration of up to $15,227 may be recognized on the Statement of Comprehensive Income pursuant to these business combination agreements.

Litigation contingencies

The Company has been involved in a dispute that was initiated against one of the Company’s technology suppliers for trade secret misappropriation and copyright infringement during financial year 2010. In order to minimize its exposure, the Company is currently negotiating a license agreement with the party initiating the claim, which includes a release for past usage and a license for use going forward, and has recorded a loss accrual for the estimated outcome.

The Company is also involved in other legal proceedings and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 12. Geographic and Major Customer Information

The Company operates in one reportable segment. Revenues are attributed to countries based on the location of the Company’s channel partners as well as direct customers of the Company.

The following table represents revenue attributed to countries based on the location of the customer:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Revenue:
United States	$32,020	$37,454	$93,996	$109,495
United Kingdom	8,287	12,089	24,982	32,327
Other foreign countries(1)	13,510	21,627	40,812	56,271

Total	$53,817	$71,170	$159,790	$198,093

(1)	No individual country represented more than 10% of the respective totals.

The following table represents revenue attributed to regions based on the location of the customer:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Revenue:
Americas	$34,784	$41,731	$102,601	$120,852
EMEA	16,636	25,751	50,223	67,275
Asia Pacific	2,397	3,688	6,966	9,966

Total	$53,817	$71,170	$159,790	$198,093

The table below lists the Company’s property and equipment, net of accumulated depreciation, by country. With the exception of property and equipment, the Company does not identify or allocate its assets by geographic area:

	December 31, 2010	September 30, 2011
Long-lived assets:
Czech Republic	$8,283	$7,628
United States	1,621	2,766
Other foreign countries(1)	442	1,598

Total	$10,346	$11,992

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net of accumulated depreciation, by region.

	December 31, 2010	September 30, 2011
Long-lived assets:
Americas	$1,621	$2,765
EMEA	8,694	9,167
Asia Pacific	31	60

Total	$10,346	$11,992

Significant customers

Revenues in the three and nine months ended September 30, 2010 and 2011 included revenues derived from significant business partners as follows (in percentages of total revenue):

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Business partner
A	22%	1%	21%	8%
B	—	36%	—	25%

Note 13. Ordinary Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following (see Note 2):

	September 30, 2011
	Shares Authorized	Shares Issued and Outstanding	Par value
Class A shares (“Class A shares”)	50,437,500	16,200,000	$212
Class B1 shares (“Class B1 shares”)	37,828,125	9,316,224	125
Class B2 shares (“Class B2 shares”)	12,609,375	3,283,776	44
Class C shares (“Class C shares”)	11,250,000	—	—
Class E shares (“Class E shares”)	50,437,500	7,200,000	95
Ordinary shares	50,437,500	—	—

Total	213,000,000	36,000,000	$476

	December 31, 2010
	Shares Authorized	Shares Issued and Outstanding	Par value
Class A shares (“Class A shares”)	50,437,500	16,200,000	$212
Class B shares (“Class B shares”)	50,437,500	12,600,000	169
Class C shares (“Class C shares”)	11,250,000	—	—
Class E shares (“Class E shares”)	50,437,500	7,200,000	95
Ordinary shares	50,437,500	—	—

Total	213,000,000	36,000,000	$476

On March 11, 2011, AVG Technologies’ Articles of Association were amended to redesignate the class B shares (prior to the amendment 50,437,500 shares authorized, of which 12,600,000 shares were issued and outstanding) as Class B1 shares, for which 37,828,125 shares are authorized and 9,316,224 shares were issued and outstanding, and Class B2 shares, for which 12,609,375 shares are authorized and 3,283,776 shares were issued and outstanding. Further, the amendment establishes separate profit reserves for the benefit of the holders of the various classes of shares.

On March 11, 2011, the Shareholders Agreement of AVG Technologies (“SHA”) was amended to provide for (1) adherence by AVG Coop to the SHA, (2) the application and interpretation of the SHA by the parties after the reorganization, (3) the amendment of certain terms of the SHA and (4) certain other matters set forth in the amendment.

Note 14. Share-Based Compensation

The following table sets forth the total share-based compensation expense under the 2009 Option Plan recognized in the condensed consolidated interim statements of comprehensive income.

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Cost of revenue	$19	$5	$46	$17
Sales and marketing	922	(586)	1,323	614
Research and development	400	222	608	1,019
General and administrative	1,275	1,548	2,871	1,362

Total	$2,616	$1,189	$4,848	$3,012

Compensation costs related to employee share option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. Management estimates the forfeiture rate based on analysis of actual forfeitures and management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to share-based compensation expense in future periods. Compensation costs on share based awards with graded vesting are recognized on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award.

As of September 30, 2011, total compensation cost related to unvested share options granted to employees not yet recognized was $5,169 net of estimated forfeitures. This cost will be amortized to expense over a weighted average remaining period of 1.78 years and will be adjusted for subsequent changes in estimated forfeitures.

The following table summarizes the options granted in 2010 and in the nine months ended September 30, 2011, with their exercise prices, the fair value of ordinary shares as of the applicable grant date, and the intrinsic value, if any:

Grant Date	Number of Options Granted	Weighted Average Exercise Prices	Ordinary Shares Fair Value Per Share at Grant Date	Intrinsic Value
March 31, 2010	390,000	$20.16	$20.83	$0.67
June 30, 2010	1,632,746	$20.20	$22.00	$1.80
September 30, 2010	25,000	$25.00	$25.00	$—
December 31, 2010	31,920	$20.83	$25.00	$4.17
January 1, 2011	76,000	$25.00	$25.00	$—
March 31, 2011	115,000	$22.00	$22.00	$—
June 30, 2011	387,303	$23.04	$22.00	$—
August 10, 2011	20,000	$22.00	$22.00	$—
September 29, 2011	135,220	$22.00	$23.50	$1.50

For options granted in 2011 the Company’s supervisory board determined the value of the Company’s common shares using the most recent external valuation of the Company’s common shares including considerations of its most recently available financial results, forecast, market information and dividend payments made in 2011.

Note 15. Income Taxes

At the end of each interim period, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year. Based on current tax laws and expected operating results for the full fiscal year, the Company’s estimated effective tax rate for 2011 is 14.4 percent. Unusual and/or infrequent items which may cause significant variations in the customary relationship between income tax expense and income before income taxes are not included in the estimated effective tax rate and are accounted for separately in the period in which they occur.

The Company’s tax rate continues to be lower than the statutory tax rate in the Netherlands primarily as a result of favorable tax rates in foreign jurisdictions as well as favorable tax rates agreed with the Dutch tax authorities for the Company’s operations in the Netherlands. Significant judgment is required in determining the Company’s worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. The Company reviews its tax contingencies on a regular basis and makes appropriate accruals as necessary.

The Company recorded income tax expense of $1,943 (12.4 percent effective tax rate) and $6,748 (12.4 percent effective tax rate) during the three and nine months ended September 30, 2010, respectively. The Company recorded income tax expense of $3,373 (33.6 percent effective tax rate) and an income tax benefit of $52,212 during the three and nine months ended September 30, 2011, respectively.

The primary reason for the difference in the effective tax rates in the nine months ended September 30, 2010 and 2011 is due to a favorable tax ruling obtained from the Dutch tax authorities on June 1, 2011 on the application of the innovation for box regime for the Dutch fiscal unity which will support the Company to further optimize its innovative development activities. By obtaining the IP box regime ruling, the Company is entitled to a reduced rate of tax and additional tax depreciation on certain assets, both of which result in cash tax savings to the Company thereby making additional cash available to the Company for additional investments in such areas as research and development. The benefit recognized in 2011 relates to the recognition of a deferred tax asset for the additional tax depreciation on certain assets permitted by the ruling as well as a reduction in the Dutch statutory tax rate for the Company’s operations in the Netherlands.

During the nine months ended September 30, 2011, the amount of unrecognized tax benefits decreased by $1,301, of which $638 favorably impacted the effective tax rate. The amount of unrecognized tax benefits may change in the next twelve months; however, the Company does not expect any changes to have a significant impact on its condensed consolidated interim statements of comprehensive income or condensed consolidated interim balance sheet.

Note 16. Earnings Per Share

The Company applies the two-class method when computing its earnings per share, which requires that net income per share for each class of share (ordinary shares and preferred shares) be calculated assuming 100% of the Company’s net income is distributed as dividends to each class of share based on their contractual rights. Class D Preferred shareholders have the right to participate with ordinary shareholders in dividends and unallocated income.

In accordance with ASC 260 “Earnings Per Share,” basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method), the satisfaction of conditions related to the contingently issuable shares and the conversion of the Company’s Class D preferred shares.

The following table sets forth the computation of basic and diluted earnings per ordinary share:

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September30, 2010	September 30, 2011
Numerator:
Net income	$13,758	$6,660	$47,774	$99,677
Preferred share dividends	(1,802)	(1,802)	(5,407)	(5,406)
Distributed and undistributed earnings to participating securities	(2,989)	(1,214)	(10,592)	(27,513)

Net income available to ordinary shareholders	$8,967	$3,644	$31,775	$66,758

Denominator:

Weighted-average ordinary shares outstanding— basic	36,000,000	36,000,000	36,000,000	36,000,000
Potential ordinary shares	2,542,028	3,137,695	2,519,783	2,837,773

Weighted-average ordinary shares outstanding— diluted	38,542,028	39,137,695	38,519,783	38,837,773

Earnings per ordinary share—basic	$0.25	$0.10	$0.88	$1.85
Earnings per ordinary share—diluted	$0.23	$0.09	$0.82	$1.72

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011
Class D preferred shares	12,000,000	12,000,000	12,000,000	12,000,000
Options to purchase ordinary shares	—	438,303	—	311,806

	12,000,000	12,438,303	12,000,000	12,311,806

During the preparation of our 2011 unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2011, an error was identified in the calculation of our net income available to ordinary shareholders for the three and six months ended June 30, 2011 with respect to the Company’s EPS classification under the two-class method for its treatment of dividend equivalents paid on vested equity classified stock-based compensation awards. Such dividend equivalents paid of $5,255 were not included as participating securities. The Company has corrected this error and has included such dividend equivalent as a participating security in the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2011. Net income available to ordinary shareholders for the three and six months ended June 30, 2011 is $50,987 and $63,114, respectively, earnings per ordinary share (basic) for the three and six months ended June 30, 2011 is $1.42 and $1.75, respectively, and earnings per ordinary share (diluted) for the three and six months ended June 30, 2011 is $1.31 and $1.63, respectively. There were no changes to net income for any periods.

Note 17. Subsequent Events

On October 19, 2011 the Company was granted a subsidy by the Czech government to satisfy a specific technology development project. The subsidy, which totals approximately $5.5 million, is dependent upon maintaining project costs and contingent on the fulfillment of certain conditions, including the Company’s investment in software and hardware. No funds from this subsidy have been received yet. AVG total projected investment is estimated at approximately $14.5 million. The project is due to continue until the end of 2013.

On October 26, 2011, AVG Technologies CY Limited and AVG Exploit Prevention Labs, Inc. entered jointly into an asset purchase agreement to acquire certain assets and liabilities from Bsecure Solutions, Inc., Bsecure Technologies, Inc., Bsecure Online, Inc., Bsecure Development, Inc. and Joseph Gregory (“Bsecure”), a U.S.-based provider of application service offerings featuring internet filtering and/or cloud-based management of information technology solutions. The purchase price consideration was estimated at approximately $6.7 million and included cash consideration of $5.0 million and contingent cash consideration up to $2.0 million, which has been estimated to have a fair value by the Company at $1.7 million. The payment of contingent cash consideration is dependent upon achievement of certain milestones. The results of operations from the acquired Bsecure business will be included in the annual consolidated financial statements of comprehensive income from the date of acquisition. The Company incurred acquisition-related transaction costs of $355 which will be recorded in general and administrative expenses.

The net assets acquired in the transaction, and the goodwill arising from it, were provisionally determined as follows:

Net assets(1)	$1,006
Intangible assets(2)	4,210
Goodwill(3)	1,524

Total purchase consideration	$6,740

(1)	Net assets included deferred revenue liability of $832, deferred tax assets of $1,570 and net working capital and other assets of $268.
(2)	Intangible assets included developed technology of $3,700, customer relationships of $490 and brand and domain names of $20, which will be amortized over their estimated useful lives of 5 years, 5 years and 8 years, respectively.
(3)	Goodwill is not tax deductible. The goodwill resulted primarily from the Company’s expectation of synergies from the integration of Bsecure technology with the Company’s existing solutions.

Components of consideration:
Cash consideration to be paid at closing	$5,000
Cash consideration expected to be paid in earn out payments	1,740

$6,740

As disclosed in Note 3, on October 31, 2011, AVG Technologies Holdings BV purchased a reseller, AVG Distribution Switzerland AG (“AVG DACH”), a Switzerland-based distributor of AVG products in Germany, Austria and Switzerland, acquiring 100% of the voting interest in the reseller. The results of operations of AVG DACH will be included in the Company’s consolidated financial statements from the date of acquisition. The Company incurred acquisition-related transaction costs of $70, which will be recorded in general and administrative expenses. At the time of the acquisition, the Company had no contractual right to exercise its call option and AVG DACH had no contractual right to exercise its put option with respect to the share capital of AVG DACH, since such rights were not exercisable at any date earlier than December 31, 2012 (see Note 3). Apart from the Company’s then-existing contractual arrangements regarding AVG DACH, the parties entered into negotiations for the Company to purchase the entire share capital of AVG DACH, which concluded on October 31, 2011 with the Company’s purchase of AVG DACH’s outstanding share capital for Euro 6.5 million ($9.1 million) in cash. The Company is in the process of evaluating the fair value of the purchase price, assets acquired and liabilities assumed.

In accordance with ASC 805, the Company’s preliminary view is that the cash payment of $9.1 million for AVG DACH will be split into an amount attributable to settling pre-existing relationships and an amount attributable to consideration for the acquisition. During the quarter ending December 31, 2011, the Company will perform a detailed evaluation of the fair values of all acquired assets, including these acquired assets, assumed liabilities and the resulting goodwill, and will determine whether any settlement losses for pre-existing relationships will be required to be charged to the statement of comprehensive income.

REPORT OF INDEPENDENT AUDITOR

Board of Directors and Shareholders

TuneUp Software GmbH

Darmstadt, Germany

We have audited the accompanying consolidated balance sheet of TuneUp Software GmbH as of December 31, 2010 and the related consolidated statements of comprehensive loss, shareholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TuneUp Software GmbH at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO AG

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

October 7, 2011

TUNEUP SOFTWARE GMBH

CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars, except share data)

December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$2,058
Trade accounts receivable, net	2,857
Inventories	68
Prepaid expenses and other current assets	313

Total current assets	$5,296

Property and equipment, net	984
Restricted cash	77

Total assets	$6,357

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$773
Accrued compensation and benefits	501
Accrued expenses and other current liabilities	411
Income taxes payable	493
Deferred revenue	10,554

Total current liabilities	$12,732

Deferred revenue, less current portion	4,314

Total liabilities	$17,046

Commitments and contingencies (Note 5)
Shareholders’ deficit:
Common shares (par value: Euro 13, 2 common shares, authorized, issued, and outstanding at December 31, 2010 (Note 6)	26
Accumulated other comprehensive income	1,245
Accumulated deficit	(11,960)

Total shareholders’ deficit	(10,689)

Total liabilities and shareholders’ deficit	$6,357

The accompanying notes form an integral part of these consolidated financial statements.

TUNEUP SOFTWARE GMBH

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. Dollars)

Year ended December 31, 2010
Revenue–services	$11,242
Cost of revenue–services	818
Gross profit	10,424
Operating expenses:
Sales and marketing	6,913
Research and development	3,772
General and administrative	2,175
Total operating expenses	12,860

Operating loss	(2,436)
Other income and expense, net	64
Provision for income taxes	(470)

Net loss	$(2,842)

Other comprehensive income:
Foreign currency translation gain	$578

Other comprehensive income	578

Comprehensive loss for the year	$(2,264)

The accompanying notes form an integral part of these consolidated financial statements.

TUNEUP SOFTWARE GMBH

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIT

(Expressed in thousands U.S. Dollars – except for share data)

			Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Deficit
	Common Shares
	Shares	Amount
Balances, January 1, 2010	2	$26	$667	$(9,118)	$(8,425)
Net loss	—	—	—	(2,842)	(2,842)
Other comprehensive income:
Foreign currency translation gain	—	—	578	—	578

Other comprehensive income	—	—	578	—	578

Balances, December 31, 2010	2	$26	$1,245	$(11,960)	$(10,689)

The accompanying notes form an integral part of these consolidated financial statements.

TUNEUP SOFTWARE GMBH

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

Year Ended December 31, 2010
OPERATING ACTIVITIES:
Net income	$(2,842)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	380
Gain on sale of property and equipment	(17)
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	(313)
Inventories	(30)
Accounts payable and accrued liabilities	13
Accrued compensation and benefits	289
Deferred revenue	2,774
Income taxes payable	446
Other assets	(35)

Net cash provided by operating activities	665
INVESTING ACTIVITIES:
Purchase of property and equipment	(320)
Proceeds from sale of property and equipment	17

Net cash used in investing activities	(303)
FINANCING ACTIVITIES:
Decrease in restricted cash	143

Net cash used in financing activities	143
Effect of exchange rate fluctuations on cash and cash equivalents	(195)

Change in cash and cash equivalents	310
Beginning cash and cash equivalents	1,748

Ending cash and cash equivalents	$2,058

Supplemental cash flow disclosures:
Income taxes paid	$(91)
Interest paid	$—

The accompanying notes form an integral part of these consolidated financial statements.

TUNEUP SOFTWARE GMBH

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars – except for share data and per share data, unless otherwise stated)

Note 1. Organization and Business

Organization

The accompanying consolidated financial statements include the financial statements of TuneUp Software GmbH and its wholly owned subsidiaries (collectively, the “Company” or “TuneUp”). TuneUp Software GmbH is a limited liability company incorporated in the Federal Republic of Germany on April 28, 1998.

Business

The Company is primarily engaged in the development and sale of intelligent software tools that enable users to get optimal use of their operating systems and programs branded under the “TuneUp” name.

As of December 31, 2010, TuneUp Software GmbH was the parent company of the following subsidiaries:

•	TuneUp Distribution GmbH—incorporated in the Federal Republic of Germany; and

•	TuneUp Corporation—incorporated in the United States of America.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements of TuneUp Software GmbH and its wholly-owned subsidiaries and entities that it controls are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical factors, current circumstances and the experience and judgment of management. Management evaluates its assumptions and estimates on an ongoing basis. Actual results could differ from those estimates.

Concentrations of credit risk

A significant portion of the Company’s revenue and net income is derived from international sales and resellers and distributors. Fluctuations of the U.S. dollar against other currencies (principally the Euro), changes in local regulatory or economic conditions, piracy, or nonperformance by resellers or distributors could adversely affect operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The credit risk in trade accounts receivable is substantially mitigated by the Company’s credit evaluation process and reasonably short collection terms. The Company does not obtain rights to collateral to reduce its credit risk. In financial year 2010, revenues from one reseller, which operated the web shop where the majority of the Company’s revenues were generated, accounted for 78% of total revenue.

Foreign currency translation

The reporting currency of the Company is the U.S. Dollar. The functional currency of the Company’s subsidiaries is the local currency of such entity. The functional currency of TuneUp Software GmbH is the Euro as it is the currency of the primary economic environment in which its operations are conducted. Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operation’s functional currency are translated at rates of exchange prevailing at the balance sheet date to the operation’s functional currency. Foreign currency transaction gains and losses are included in Other income (expense), net, in the Consolidated Statement of Comprehensive Income. The Company recorded a foreign currency transaction net gain of $22 during 2010.

Upon consolidation, the results of operations of subsidiaries, whose functional currency is other than the reporting currency of the Company, the U.S. Dollar, are translated at the average exchange rate for the period. Assets and liabilities, excluding equity account balances which are translated at historical rates, are translated at period end exchange rates.

The translation adjustments resulting from this process are included as a component of Accumulated other comprehensive income (loss). In the event of liquidation of a foreign subsidiary, the accumulated translation adjustment attributable to that foreign subsidiary is reclassified from Accumulated other comprehensive income (loss) and included in Other Income (expense), net.

Revenue recognition

The Company’s revenue, which is presented net of sales taxes and any other similar assessments, is derived from the sale of perpetual software license agreements, bundled with maintenance and support. Since the Company is unable to separate elements of multi-element arrangements, all fees earned are recognized as service revenues.

The Company applies software revenue recognition guidance to all transactions. The Company markets and distributes its software product primarily as a stand-alone product. The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) fees are fixed or determinable and (4) collectability is probable. If the Company determines that any one of the four criteria is not met, the Company defers recognition of revenue until all of the criteria are met.

Persuasive evidence is a binding purchase order or license agreement. Delivery generally occurs upon delivery of a license key. If a significant portion of a fee is due after the Company’s normal payment terms of typically up to 90 days, the Company recognizes revenue as the fees become due. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fees and recognizes revenue upon cash receipt, provided all other revenue recognition criteria are met.

The Company sells perpetual software license agreements primarily through indirect sales with partners, distributors and resellers and to a lessor extent through direct sales to customers. The perpetual license agreements include free maintenance and support services (which include the right to bug fixes, but exclude the right to receive unspecified upgrades/enhancements of the Company’s product on a when-and-if-available basis), for which vendor-specific objective evidence (“VSOE”) of the fair value of undelivered elements does not exist. The Company recognizes all revenue from arrangements ratably over the expected term for providing PCS services, which has been determined by the Company to be two years based on the contractual term over which the Company is required to provide bug fixes to end users. The Company initiates revenue recognition from the indirect sales channel upon sell-through by the distributor or reseller.

Deferred revenue consists principally of the unamortized balance of arrangements which include perpetual software license agreements, bundled with maintenance and support.

The Company reduces revenue for estimates of sales incentives. On occasion, the Company offers rebates for specified products for a limited period. The Company estimates reserves for rebates based on distributors’ and resellers’ actual performance against the terms and conditions of the rebate programs.

Cost of revenue

The cost of revenue primarily consists of customer support and costs of packaging.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2010, the Company did not hold any cash equivalents.

Restricted cash

Non-current restricted cash of $77 at December 31, 2010 includes minimum cash deposits required to be maintained in connection with Company’s credit card arrangements.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. Additions to the allowance for doubtful accounts are recorded as General and administrative expenses. The Company reviews its trade receivables to identify specific customers with known disputes or collectability issues. The allowance for doubtful accounts at December 31, 2010 was $6.

Inventories

Inventories primarily consist of finished goods and are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence or impaired balances.

Property and equipment

Equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets as follows:

•	office furniture and equipment—one to thirteen years;

•	computer hardware and software—three to seven years; and

•	leasehold improvements—the shorter of the lease term or the estimated useful life of the asset.

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2010, no impairment losses have been recorded.

Leased assets

The Company has various operating leases for its buildings and equipment. Leases that do not transfer substantially all of the benefits and risks of ownership to the lessee or meet any of the other criteria for capitalization are classified as operating leases. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term. Currently, the Company does not have any leases classified as a capital lease.

Asset Retirement Obligation

The fair value of the future retirement cost of the Company’s leased assets is recorded as a liability on a discounted basis when they are incurred. The initial recorded obligation is discounted using the Company’s credit-adjusted risk free-rate and is reviewed periodically for changes in the estimated future costs underlying the obligation.

Dividends

Dividends are declared in accordance with the relevant laws and regulations applicable to TuneUp Software GmbH. Dividends and are recognized when they become legally payable.

Income taxes

As part of the process of preparing consolidated financial statements, the Company is required to estimate applicable income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards in each jurisdiction in which the Company operates. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

In computing income taxes in each jurisdiction in which the Company operates, the Company estimates the current tax exposure as well as assesses temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences identified are classified as current or long-term deferred tax assets and liabilities in the Consolidated Balance Sheets. Management’s judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, management’s interpretation of current tax laws and possible outcomes of current and future audits conducted by tax authorities. Changes in tax laws or management’s interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in the Consolidated Balance Sheet and Consolidated Statement of Comprehensive Income.

Tax returns are subject to examination by various taxing authorities. Although the Company believes that adequate accruals have been made in each period for unsettled issues, additional benefits or expenses could occur in future years from resolution of outstanding matters. The Company records additional expenses each period relating to the expected interest and penalties it would be required to pay a tax authority if the Company does not prevail. Management continues to assess the Company’s potential tax liability and revises its estimates. The Company applies the authoritative guidance on income taxes that prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. This guidance prescribes a two-step process to determine the amount of tax benefit to be recognized.

The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires management to determine the probability of various possible outcomes. Management reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Advertising costs

Advertising costs are charged to operations as incurred and include electronic and print advertising and all forms of direct marketing. Advertising costs included in Sales and marketing expense for financial year 2010 was $2,564.

Research and development

Research and development costs include salaries and benefits of researchers and engineers, supplies and other expenses incurred in research and development efforts. Costs incurred in the research phase of new software products are expensed as incurred. The Company expenses software development costs, including costs to develop software products to be marketed to external users, before technological feasibility of such products is reached. The Company has determined that technological feasibility was reached shortly before the release of those products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products were not material, and accordingly, were expensed as incurred.

Loss contingencies

The Company provides for contingent liabilities when (1) it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (2) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred.

Note 3. Consolidated Balance Sheet Detail

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

December 31, 2010
Facility security deposit	$135
Income based tax receivables	114
Other prepaid expenses and other current assets	64

Total prepaid expenses and other current assets	$313

Property and equipment, net

The following table summarizes property and equipment by categories for the periods presented:

December 31, 2010
Office furniture and equipment	$1,296
Computer equipment	697
Leasehold improvements	235

Total property and equipment	2,228
Less: accumulated depreciation and amortization	(1,244)

Total property and equipment, net	$984

Depreciation and amortization expense was $380 for the year ended December 31, 2010.

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

December 31, 2010
Salary and related benefits	$367
Accrued vacation	134

Total accrued compensation and benefits	$501

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

December 31, 2010
Accrual for non-income based taxes	$261
Asset retirement obligation	115
Accrued legal and professional fees	26
Other accrued expenses	9

Total accrued expenses and other current liabilities	$411

Note 4. Other Income and Expense, Net

Other income, net is comprised of the following:

Year Ended December 31, 2010
Interest income	$12
Interest expense	(1)
Foreign currency exchange transaction gain	22
Other, net	31

Total other income and expense, net	$64

Note 5. Commitments and Contingencies

Lease commitments

The Company leases its facilities under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, and rent concessions. Rent expense is recognized on a straight-line basis over the lease term. Rent expense was $429 in financial year 2010.

The following is a schedule by years of minimum future rentals on non-cancelable operating leases as of December 31, 2010:

2011	$520
2012	413
2013	851
2014	836
2015	830

Thereafter	5,448

Total minimum future lease payments	$8,898

Indemnification

The Company has agreements whereby it indemnifies its Managing Directors for certain events or occurrences while the Director is, or was, serving at the Company’s request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is not limited; however, the Company has directors’ insurance coverage that reduces its exposure and may enable the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

The Company provides limited product warranties to its licensees, distribution, reseller and other commercial partners and some of its software distribution, reseller and other commercial partner agreements contain provisions that indemnify such parties from damages and costs resulting from claims that the Company’s software infringes the intellectual property rights of a third party. The Company’s exposure under these warranty and indemnification provisions is generally limited to the total amount paid under the agreement. However, certain agreements may include warranty and/or indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. To date, there have been no material claims under such warranty and/or indemnification provisions. Accordingly, the Company has not recorded a liability on its Consolidated Balance Sheet for these provisions.

Certain employees of the Company have signed non-competition agreements pursuant to which the employee is obligated to abstain from any competitive activity within the scope of the Company’s business for up to 12 months following termination of the employment relationship. Dependent upon the possibility of waiver of such non-compete restrictions available to the Company, unless such waiver would only lift the non-compete restriction but not the obligation to pay, during such period the Company is obligated to pay the employee a certain percentage of her or his salary. There have been no payments made under these agreements in financial year 2010.

Litigation contingencies

From time to time, the Company may become involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management is currently not aware of any matters that could have a material adverse affect on the Company’s financial position, results of operations or cash flows.

Note 6. Common Shares

The Company has two common shares authorized, issued and outstanding at December 31, 2010 with a total par value of $26 (€26 in total or €13 per share).

The pertinent rights and privileges of shareholders are as follows:

Dividend Rights. The holders of common shares are entitled to receive permitted dividends out of funds legally available when and if declared by the general meeting of shareholders pro rata to their shareholding.

Redemption Rights. Common shares have no redemption rights and are not subject to mandatory redemption.

Liquidation Rights. Common shares have no liquidation preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the remaining assets of the Company shall be distributed to the shareholders on a pro rata basis based on the number of shares held by each shareholder.

Voting rights. The holders of common shares are entitled to one vote for each full or fraction of a vote determined by dividing the amount of paid in capital by €0.5.

Note 7. Income Taxes

The Company’s components of income before provision for income taxes are as follows:

Year Ended December 31, 2010
Domestic	$(437)
Foreign	(1,935)

$(2,372)

The components of the provision for income taxes are as follows:

Year Ended December 31, 2010
Current:
Domestic	$205
Foreign	265

Total current provision	$470

Deferred:
Domestic	—
Foreign	—

Total deferred provision	$—

Provision for Income Taxes	$470

Reconciliation of income tax computed at the German statutory tax rate to the provision for income tax expense is as follows:

Year Ended December 31, 2010
Income tax benefit at statutory rate	$(728)
Foreign tax rate differential	(64)
Changes in valuation allowance	1,253
Non-deductible expenses	7
Other	2

Provision for income taxes	$470

Significant components of deferred tax assets are as follows:

December 31, 2010
Deferred tax assets:
Property, plant and equipment	$21
Deferred revenues	4,624
Provisions and reserves	364

Gross deferred tax assets	$5,009
Valuation Allowance	(5,006)

Net deferred tax asset	$3

Deferred tax liabilities:
Prepaid expenses and other current assets	$(3)

Gross deferred tax liabilities	(3)

Net deferred taxes	$—

The Company maintains a valuation allowance on deferred tax assets in jurisdictions for which it does not believe it is more-likely-than-not to realize those deferred tax assets based upon all available positive and negative evidence, including historical operating performance, carryback periods, reversal of taxable temporary differences, tax planning strategies, and earnings expectations. The Company’s valuation allowance increased by $880 for the year ended December 31, 2010.

The Company accounts for its uncertain tax positions in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FASB ASC 740-10”). As of December 31, 2010, there were no unrecognized tax benefits.

The Company files separate company income tax returns in its domestic and foreign jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2010:

Jurisdiction	Open Years	Ongoing Examinations
Germany	2009, 2010	N/A
United States	2009, 2010	N/A

Note 8. Subsequent Events

The Company has evaluated subsequent events through October 7, 2011, the date the unaudited condensed consolidated interim financial statements were available to be issued.

On August 19, 2011, AVG Technologies GER GmbH, a subsidiary of AVG Technologies N.V., acquired 100% of the voting interest in the Company. The purchase price consideration was estimated at approximately $45.0 million and included cash consideration of Euro 23.9 million or $34.4 million, and contingent cash consideration up to Euro 10.0 million or $14.4 million, which has been estimated to have a fair value by AVG Technologies N.V., at $10.6 million, which is contingent based on the EBITDA value achieved and revenues generated from sales of the Company during the financial year 2011.

As a consequence of the Company’s sale of its proprietary software to AVG Technologies CY for Euro 5 million or $7.2 million, which is included as part of the cash consideration of Euro 23.9 million or $34.4 million, on August 17th 2011 the Company declared and paid a dividend of Euro 1.7 million or $2.4 million per share, which totaled Euro 3.5 million or $5 million.

As part of the Acquisition and apart from the contingent cash consideration above, the former owners of the Company will receive shares of AVG with a total value of Euro 11.5 million or $16.5 million subject to their continued employment with the Company and other vesting conditions. The Company will recognize the expense relating to these shares over a four year vesting period.

INDEX TO TUNEUP SOFTWARE GMBH UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TUNEUP SOFTWARE GMBH

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars, except share data)

	December 31, 2010	June 30, 2011
		(unaudited)
ASSETS
Current assets:
Cash	$2,058	$2,522
Trade accounts receivable, net	2,857	1,586
Inventories	68	76
Prepaid expenses and other current assets	313	568

Total current assets	5,296	4,752

Property and equipment, net	984	967
Restricted cash	77	83

Total assets	$6,357	$5,802

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$773	$760
Accrued compensation and benefits	501	538
Accrued expenses and other current liabilities	411	319
Income taxes payable	493	495
Deferred revenue	10,554	11,664

Total current liabilities	12,732	13,776

Deferred revenue, less current portion	4,314	4,159

Total liabilities	17,046	17,935

Commitments and contingencies (Note 6)
Shareholders’ deficit:
Common shares (par value: Euro 13, 2 common shares, authorized, issued, and outstanding at December 31, 2010 and June 30, 2011 (Note 7)	26	26
Accumulated other comprehensive income	1,245	444
Accumulated deficit	(11,960)	(12,603)

Total shareholders’ deficit	(10,689)	(12,133)

Total liabilities and shareholders’ deficit	$6,357	$5,802

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

TUNEUP SOFTWARE GMBH

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of U.S. Dollars)

	Six Months Ended
	June 30, 2010	June 30, 2011
	(unaudited)
Revenue—services	$5,306	$7,021
Cost of revenue—services	373	324

Gross Profit	4,933	6,697
Operating expenses:
Sales and marketing	2,787	3,297
Research and development	1,722	2,185
General and administrative	1,131	1,928

Total operating expenses	5,640	7,410

Operating loss	(707)	(713)
Other income and expenses, net	28	71
Provision for income taxes	(101)	—

Net loss	(780)	(642)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	$1,133	$(802)

Other comprehensive income (loss)	1,133	(802)

Comprehensive income (loss)	$353	$(1,444)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

TUNEUP SOFTWARE GMBH

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Six Months Ended
	June 30, 2010	June 30, 2011
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(780)	$(642)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	144	201
Net change in assets and liabilities, excluding effects of acquisitions:
Trade accounts receivable, net	1,476	1,524
Inventories	1	(2)
Accounts payable and accrued liabilities	(477)	(211)
Accrued compensation and benefits	7	(7)
Deferred revenue	(617)	(361)
Income taxes payable	31	(41)
Other assets	(131)	(227)

Net cash (used in) provided by operating activities	(-346)	234
INVESTING ACTIVITIES:
Purchase of property and equipment	(241)	(101)

Net cash used in investing activities	(241)	(101)
FINANCING ACTIVITIES:
Decrease in restricted cash	133	—

Net cash used in financing activities	133	—
Effect of exchange rate fluctuations on cash and cash equivalents	(383)	331

Change in cash and cash equivalents	(837)	464
Beginning cash and cash equivalents	1,748	2,058

Ending cash and cash equivalents	$911	$2,522

Supplemental cash flow disclosures:
Income taxes paid	$(38)	$8
Interest paid	–	$–

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

TUNEUP SOFTWARE GMBH

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Expressed in thousands of U.S. Dollars)

Note 1. Basis of Presentation

The accompanying interim consolidated interim financial statements are unaudited, but in the opinion of management, contain all adjustments, which include normal recurring adjustments, necessary to present fairly the financial position as of June 30, 2011, and the results of operations and cash flows for the six months ended June 30, 2011 and 2010. The balance sheet as of December 31, 2010 is derived from the Company’s audited financial statements for the year ended December 31, 2010. The unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto in the TuneUp Software GmbH audited consolidated financial statements for the year ended December 31, 2010.

Certain information and footnote disclosures normally included in financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these condensed consolidated interim financial statements are adequate to make the information presented therein not misleading. For further information, refer to the financial statements and the notes thereto included in the TuneUp Software GmbH audited consolidated financial statements for the year ended December 31, 2010.

In the opinion of management, all adjustments (which include normal recurring adjustments, except as disclosed herein) necessary to present fairly the statement of financial position as of June 30, 2011, and results of operations and cash flows for the six months ended June 30, 2010 and June 30, 2011, as applicable, have been made. The results of operations for the six months ended 30 June 2011 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

There have been no changes in the Company’s significant accounting policies for the six months ended June 30, 2011 as compared to the significant accounting policies described in the TuneUp Software GmbH audited consolidated financial statements for the period ended December 31, 2010.

Note 2. Consolidated Balance Sheet Detail

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2010	June 30, 2011
Non-income based tax receivables	$—	$157
Facility security deposit	135	148
Income based tax receivables	114	117
Other prepaid expenses and other current assets	64	146

Total prepaid expenses and other current assets	$313	$568

Property and equipment, net

The following table summarizes property and equipment by categories for the periods presented:

	December 31, 2010	June 30, 2011
Office furniture and equipment	$1,296	$1,453
Computer equipment	697	816
Leasehold improvements	235	258

Total property and equipment	2,228	2,527
Less: accumulated depreciation and amortization	(1,244)	(1,560)

Total property and equipment, net	$984	$967

Depreciation and amortization expense was $144 and $201 for the six months ended June 2010 and 2011, respectively.

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31, 2010	June 30, 2011
Salary and related benefits	$367	$366
Accrued vacation	134	172

Total accrued compensation and benefits	$501	$538

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2010	June 30, 2011
Accrual for non-income based taxes	$261	$100
Asset retirement obligation	115	106
Liabilities to shareholders	—	77
Accrued legal and professional fees	26	17
Other accrued expenses	9	19

Total accrued expenses and other current liabilities	$411	$319

Note 3. Income Taxes

As part of the process of preparing its unaudited condensed consolidated interim financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the current tax liability under the most recent tax laws and assessing temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on the unaudited condensed consolidated balance sheets.

Income tax expense was $0 and $101 for the six-month periods ended June 30, 2011 and June 30, 2010, respectively. The effective tax rates for these periods differed from the German statutory rate primarily due to the movement in the Company’s valuation allowance.

Note 4. Subsequent Events

The Company has evaluated subsequent events through October 10, 2011, the date the unaudited condensed consolidated interim financial statements were available to be issued.

On August 19, 2011, AVG Technologies GER GmbH, a subsidiary of AVG Technologies N.V., acquired 100% of the voting interest in the Company. The purchase price consideration was estimated at approximately $45.0 million and included cash consideration of Euro 23.9 million or $34.4 million, and contingent cash consideration up to Euro 10.0 million or $14.4 million, which has been estimated to have a fair value by AVG Technologies N.V., at $10.6 million, which is contingent based on the EBITDA value achieved and revenues generated from sales of the Company during the financial year 2011.

As a consequence of the Company’s sale of its proprietary software to AVG Technologies CY for Euro 5 million or $7.2 million, which is included as part of the cash consideration of Euro 23.9 million or $34.4 million, on August 17th 2011 the Company declared and paid a dividend of Euro 1.7 million or $2.4 million per share, which totaled Euro 3.5 million or $5 million.

As part of the Acquisition and apart from the contingent cash consideration above, the former owners of the Company will receive shares of AVG with a total value of Euro 11.5 million or $16.5 million subject to their continued employment with the Company and other vesting conditions. The Company will recognize the expense relating to these shares over a four year vesting period.

Outside Back Cover

AVG TECHNOLOGIES N.V.

WWW.AVG.COM*

AVG

* The information contained on our website or that can be accessed through our website neither constitutes a part of this prospectus nor is incorporated by reference in this prospectus

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Members of our management board and supervisory board have the benefit of indemnification provisions in the articles of association. These provisions give members of our management board and supervisory board the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties. However, there is generally no entitlement to indemnification for acts or omissions that amount to willful misconduct or intentional recklessness. In addition, we have entered into agreements to indemnify members of our management board and supervisory board against expenses and liabilities to the fullest extent permitted by law. These agreements also provide, subject to certain exceptions, for indemnification for related expenses including, among others, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide the members of our management board and supervisory board with directors’ and officers’ liability insurance.

Reference is made to Section 11 of the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the registrant’s and the underwriters’ respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Recent Sales of Unregistered Securities

The information below sets forth information regarding all securities sold by us without registration under the Securities Act within the past three years. Also included is the consideration, if any, received by us for the sale of such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exception from registration was claimed.

Options

The table below summarizes our options issued within the past three years. The grant of the options and the issuance of ordinary shares upon the exercise of options described in the table below were or will be made pursuant to Regulation S under the Securities Act, or Regulation S, Section 4(2) of the Securities Act, or pursuant to written compensatory plans, agreements or other arrangements with our employees and members of our management board and supervisory board in reliance on the exemption provided by Rule 701 under the Securities Act. The number of shares underlying options and the exercise price per share set forth in the table below reflect the effect of the adjustments described in the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based compensation—Adjustment to option terms.”

Date	Number of Shares Underlying Options	Exercise Price Per Share
June 9, 2009	795,888	$8.33 to $16.67
December 31, 2009	66,600	17.78
March 31, 2010	390,000	17.78 to 26.00
June 30, 2010	1,632,746	14.59 to 28.00
September 30, 2010	25,000	25.00
December 31, 2010	31,920	20.83
January 1, 2011	76,000	25.00
March 31, 2011	115,000	22.00
June 30, 2011	387,303	22.00 to 25.00
August 10, 2011	20,000	22.00
September 29, 2011	135,220	22.00
November 16, 2011	324,638	20.83 to 23.50
January 10, 2012	230,000	23.50

Share issuances

On March 5, 2009, we issued 18,225,000 Class A shares to PEF Sàrl, 8,100,000 Class A shares to Intel Capital and 14,175,000 Class B shares to Grisoft Holdings, for aggregate consideration of $508,882.50, which was paid by way of conversion of share premium into share capital. This issuance was made to investors outside the United States pursuant to Regulation S and to U.S. investors pursuant to Section 4(2) of the Securities Act because the sales did not involve any public offering.

On October 1, 2009, we amended our articles of association and converted 5,850,000 outstanding Class A ordinary shares and 3,150,000 outstanding Class B ordinary shares into an aggregate of 9,000,000 Class D preferred shares. This issuance was made pursuant to Regulation S and Section 3(a)(9) of the Securities Act. In addition, we issued 3,000,000 Class D preferred shares to TA Coöperatief, for aggregate consideration of $48,065,625. This issuance was made to investors outside the United States pursuant to Regulation S.

Item 8. Exhibits

(a)	The Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules are not applicable.

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Prague, Czech Republic on January 13, 2012.

AVG Technologies N.V.

By:	/s/ J.R. Smith
	Name:	J.R. Smith
	Title:	Chief Executive Officer; Managing Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints J.R. Smith and John Little, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on January 13, 2012 in the capacities indicated:

Name	Title

/s/ J.R. Smith	Chief Executive Officer; Managing Director (principal executive officer)
J.R. Smith

/s/ John Little	Chief Financial Officer; Managing Director (principal financial officer and principal accounting officer)
John Little

/s/ Rob Blasman	Senior Vice President, Finance and Corporate Controller; Managing Director
Rob Blasman

/s/ Dale L. Fuller	Member of the Supervisory Board (Chairman)
Dale L. Fuller

/s/ Rafal W. Bator	Member of the Supervisory Board
Rafal W. Bator

/s/ Gabriel Eichler	Member of the Supervisory Board
Gabriel Eichler

/s/ Jan G. Haars	Member of the Supervisory Board
Jan G. Haars

/s/ Jonathan W. Meeks	Member of the Supervisory Board
Jonathan W. Meeks

/s/ Dariusz R. Prończuk	Member of the Supervisory Board
Dariusz R. Prończuk

/s/ Colin Tenwick	Member of the Supervisory Board
Colin Tenwick

AVG TECHNOLOGIES USA, INC. /s/ Rob Blasman	Authorized Representative in the United States President
Rob Blasman

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement

2.1	Asset Purchase Agreement by and between AVG Technologies CY Limited and TuneUp Software GmbH and AVG Technologies N.V. dated August 17, 2011

2.2

Share Purchase Agreement by and between AVG Technologies GER GmbH, AVG Technologies N.V., AVG Technologies CY Limited, Blitz F11-eins-null GmbH, Christoph Laumann and Tibor Schiemann dated July 30, 2011

3.1	Articles of Association of AVG Technologies N.V. as currently in effect

3.2	Articles of Association of AVG Technologies N.V. to be effective upon the closing of this offering

3.3	Supervisory Board By-Laws of AVG Technologies N.V. to be effective upon the closing of this offering

3.4	Management Board By-Laws of AVG Technologies N.V. to be effective upon the closing of this offering

4.1	Amended and Restated Registration Rights Agreement dated as of October 1, 2009 by and among AVG Technologies N.V. and certain of its shareholders

5.1	Opinion of Allen & Overy LLP regarding the validity of the ordinary shares being registered

8.1	Opinion of Baker & McKenzie Amsterdam N.V. regarding tax matters

8.2	Opinion letter of Davis Polk & Wardwell LLP regarding tax matters

10.1†	Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from October 1, 2010

10.2†	Amendment No. 1 to Google Search and Advertising Services Agreement between Google Ireland Limited and AVG Technologies CY Limited effective from December 1, 2011

10.3

Credit Agreement among AVG Holding Coöperatief U.A. and AVG Technologies N.V., as borrowers, the several lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated March 15, 2011

10.4	Amendment No. 1 to Credit Agreement by and among AVG Holding Coöperatief U.A., AVG Technologies N.V. and the guarantors and lenders party thereto dated August 10, 2011

10.5	Sublease Agreement dated July 1, 2011, between AVG Technologies N.V., AVG Netherlands B.V. and DPA Nederland B.V.

10.6	Addendum to Sublease Agreement dated August 4, 2011, between AVG Technologies N.V. and DPA Nederland B.V.

10.7	Lease Agreement dated April 30, 2010, between AVG Technologies CZ, s.r.o., and CTP Heršpická, spol. s r.o.

10.8	Amendment No. 1 to Lease Agreement dated July 28, 2010 between AVG Technologies CZ, s.r.o., and CTP Heršpická, spol. s r.o.

10.9	Amendment No. 2 to Lease Agreement dated November 30, 2010, between AVG Technologies CZ, s.r.o., and CTP Heršpická, spol. s r.o.

10.10	Amendment No. 3 to Lease Agreement dated August 1, 2011, between AVG Technologies CZ, s.r.o., and CTP Heršpická, spol. s r.o.

10.11	Amendment No. 4 to Lease Agreement dated September 9, 2011, between AVG Technologies CZ, s.r.o., and CTP Heršpická, spol. s r.o.

Exhibit Number	Description

10.12+	Amended and Restated 2011 Option Plan

10.13+	Form of Indemnification Agreement with the members of the management board and supervisory board

10.14	Consultancy Agreement dated December 2, 2011 by and between AVG Technologies N.V. and Czech Value Participations I, Inc.

21.1	Subsidiaries of AVG Technologies N.V.

23.1	Consent of BDO Audit & Assurance B.V., independent registered public accounting firm—AVG Technologies N.V.

23.2	Consent of BDO AG, Wirtschaftsprüfungsgesellschaft, independent accountants—TuneUp Software GmbH

23.3	Consent of Allen & Overy LLP (included in Exhibit 5.1)

23.4	Consent of Baker & McKenzie Amsterdam N.V. (included in Exhibit 8.1)

23.5	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)

24.1	Power of Attorney (included on signature page)

99.1	Registrant’s Application for Waiver of Requirements of Form 20-F, Item 8.A.4

†	Pursuant to a request for confidential treatment, portions of this exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.
+	Indicates a management contract or compensatory plan.